Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2015

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or
“CVM Instruction 480 and further updates”)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e- mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2014, 12/31/2013 and 12/31/2012.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	06/16/2016 (originally presented on 05/31/2015)

Historical resubmission

Version	Reasons for resubmission	Date of update

V2	Update in items 12.1, 12.5/12.6, 12.7/12.8, 12.13, 15.8, 17.5 e 19.2.	06/14/2016

V3	Update in items 12.13.	06/16/2016

ITEM 1. IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM

1.0. Identification:

Name of the person responsible for the content of the form	Position of the person responsible
Roberto Egydio Setubal	Chief Executive Officer
Marcelo Kopel	Investor Relations Officer

1.1. Chief Executive Officer’s Statement:

Name of the person responsible for the content of the form	Position of the person responsible
Roberto Egydio Setubal	Chief Executive Officer
The above qualified officer states that:

a. he has revised the reference form;

b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19;

c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it.

1.2. Investor Relations Officer’s Statement:

Name of the person responsible for the content of the form	Position of the person responsible
Marcelo Kopel	Investor Relations Officer
The above qualified officer states that:
a. he has revised the reference form;

b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19;

c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it.

1.3. Chief Executive Officer’s/Investor Relations Officer’s Statement:

Name of the person responsible for the content of the form	Position responsible of the person responsible
Roberto Egydio Setubal	Chief Executive Officer
Marcelo Kopel	Investor Relations Officer
The above qualified officers state that:

a. they have revised the reference form;

b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19;

c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it.

1

ITEM 2. AUDITORS

Itens - 2.1. e 2.2. - Auditores

	2015		2014	2013
Has an auditor been engaged?	YES		YES	YES

Auditor’s Brazilian Securities Commission (“CVM”) code	2879		2879	2879

Type of auditor

Corporate name	Pricewaterhousecoopers Auditores Independentes		Pricewaterhousecoopers Auditores Independentes	Pricewaterhousecoopers Auditores Independentes
Corporate Taxpayer’s Registry (CNPJ) number	61,562,112/0001-20		61,562,112/0001-20	61,562,112/0001-20

Initial date of service provision	1/1/2015		1/1/2014	1/1/2013

Final date of service provision			12/31/2014	12/31/2013
		R$/thousand

	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities, audit in compliance with financial covenants and issue of comfort letters;	46,874	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities and issue of comfort letters;	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities and issue of comfort letters;

	2.Service agreements for the preparation of accounting reports, due diligence and other audit procedures and issue of reports with specific purposes;	5,390	2.Service agreements for assurance, preparation of audit reports for government authorities, suppliers, clients and provision of due diligence services;	2. Service agreements for assurance, preparation of audit reports for government authorities, suppliers, clients and provision of due diligence services;

	3. Service agreements for the review of bookkeeping and tax bookkeeping;	320	3. Service agreements for review of income tax returns;	3. Service agreement for the review of the aspects related to the Business Continuity Program;

Description of the services contracted
	4. Consulting agreements related to internal processes and usual market practices for middle market operations;	876	4. Service agreements for consultancy on tax matters and transfer prices;	4. Other services relating to the procurement of technical material.

	5. Diagnostic provision agreements for controls on negotiation of credit card debts;	286	5. Service agreements for independent reviews of credit models, accounting and tax aspects of foreign operations and "COSO 2013" Framework implementation plan;

	6. Other services related to the purchase of surveys and technical material.	80	6. Other services relating to the procurement of research and technical material.

2

	2015	2014	2013
Total amount of the fees of the independent auditors separated by service	The fees of the independent auditors for the last year, ended December 31, 2015, correspond to the amount of R$ 53,826 thousand that comprise the amounts related to audit services: R$ 52,264 thousand and other services: R$ 1,562 thousand.

Justification for the replacement	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor

Any reasons presented by the auditor contrasting with the Issuer’s justification for their replacement	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor

Person in charge
Name of the person in charge	Washington Luiz Pereira Cavalcanti	Washington Luiz Pereira Cavalcanti	Paulo Sergio Miron
Individual Taxpayer’s Registry (CPF) number of the person in charge	023.115.418-62	023.115.418-62	076.444.278-30

Address
Venue	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400
Additional information	09-10º, 13-17º andares	09-10º, 13-17º andares	09-10º, 13-17º andares
District	Água Branca	Água Branca	Água Branca
CEP	05001-903	05001-903	05001-903
CITY CODE	11	11	11
Telephone number	3674-3780	3674-3780	3674-3746
City Code (facsimile)	3674-2060	3674-2060	3674-2030
E-mail address	washington.cavalcanti@br.pwc.com	washington.cavalcanti@br.pwc.com	paulo.miron@br.pwc.com

3

2.3. Supply other information that the issuer may deem relevant

The Audit Committee of Itaú Unibanco Holding S.A. is the body responsible for vouching for the performance, independence and quality of the work of the external audit companies, and it is also responsible for:

a)	recommending to the Board of Directors the companies to be engaged for the provision of independent audit services;

b)	supervising the work of the Conglomerate’s independent auditors, to assess their effectiveness and verify the compliance with applicable laws, regulation, and internal rules;

c)	establishing and disclosing, on an annual basis, the procedures for engaging services to be rendered by the companies that audit the Conglomerate’s financial statements. Revising, updating and establishing: (i) the services that cannot be rendered by these companies, since they would affect its independence and/or objectivity, (ii) services the engagement of which has already been pre-approved by the Committee, and (iii) services that should be previously submitted for the Committee’s approval.

d)	annually assessing, with the Conglomerate’s independent audit companies: (i) the procedures for internal controls over the quality of these companies; (ii) their independence, (iii) questions raised by government and regulatory authorities, (iv) the relationship between these independent audit companies and the Conglomerate, and (v) the most recent revision of the company’s quality control procedures (peer review);

e)	together with the Independent Auditor, revising the scope, planning and personnel to be allocated to the execution of the Independent Auditor’s work;

f)	deciding on the engagement of employees or service providers who have been working in the teams of the independent audit companies that render or have previously rendered audit services to the Conglomerate within the previous 12 months.

These competences are formalized in the Internal Charter of the Audit Committee and in corporate policies that detail them.

4

ITEM 3. SELECTED FINANCIAL INFORMATION

3.1- Financial information (1)

☐	Company	☒	Consolidated

	(in R$)
	December 31,
	2015	2014	2013

a. stockholders’ equity	106,462,439,774	95,847,712,693	81,024,485,647
b. total assets	1,359,172,440,781	1,208,701,675,461	1,105,721,309,697
c. income (expenses) from financial operations(2)	49,740,958,603	51,886,650,607	45,119,366,090
d. gross income	27,313,939,934	37,683,644,393	31,524,614,653
e. net income	23,359,834,326	20,241,564,293	15,695,748,624
f. number of shares, former treasury shares (units) (3)	5,921,350,504	6,024,701,748	6,000,584,072
g. book value per share (reais unit) (3)	17.98	15.91	14.87
h. basic earnings per share (reais unit)(4)	4.30	3.58	2.73
i. diluted earnings per share (reais unit)(4)	4.28	3.56	2.72
j. other accounting information selected by the issuer	n/a	n/a	n/a

(1) Financial statements in BRGAAP

(2) As a financial institution, the Bank considers Income (Expense) from income from financial operations as an indicator of Net Revenue.

(3) For better comparability, outstanding shares as at December 12/31/2014 and 12/31/2013 were adjusted by the bonus occurred on 06/25/2015.

(4) Financial statements in IFRS

3.2. If the issuer disclosed in the previous year or if it wishes to disclose in this form non-accounting measures such as EBITDA (income before interest, taxes, depreciation and amortization) or EBIT (income before interest and taxes), the issuer should:

a) Inform the value of non-accounting measures

Not applicable

b) Perform reconciliation between the amounts disclosed and the amounts in the audited financial statements

Not applicable

c) Explain why it believes that such measurement is the most appropriate one for the correct understanding of its financial position and the results of its operations

Not applicable

3.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them

Not applicable

3.4. Describe the policy on allocation of earnings for the past three years, indicating:

The Board of Directors presents to the Annual Stockholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are: (i) 5% to the Legal Reserve, which should not exceed 20% of the capital stock, (ii) distribution of dividends to stockholders (see items “b” and “c” below) and (iii) setting up the following statutory reserves:

•	Reserve for Dividend Equalization: the purpose of this reserve is to guarantee funds for the payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders’ remuneration. It is limited to 40% of the capital stock and it is made up with funds: (a) equivalent to up to fifty percent (50%) of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law; (b) equivalent up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior year adjustments, recorded as retained earnings; and (d) arising from credits corresponding to the dividend advances.

5

•	Reserve for Working Capital Increase: the purpose of this reserve is to guarantee funds for the Issuer’s operations. It is limited to 30% of the capital stock, being made up of funds equivalent to up to 20% of net income for the year, adjusted pursuant to article 202 of the Brazilian Corporate Law.

•	Reserve for Capital Increase in Investees: the purpose of this reserve is to guarantee the exercise of the preemptive right in the subscription of capital increases in investees. It is limited to 30% of the capital stock, being made up of funds equivalent to up to 50% of net income for the year, adjusted pursuant to article 202 of the Brazilian Corporate Law.

Upon proposal from the Board of Directors, portions of these reserves will be periodically capitalized so that the respective amounts do not exceed the limit of 95% of capital stock. The balance of these reserves, added to that of the Legal Reserve, may not exceed the value of the capital stock.

a) Rules on the retention of earnings

There have been no changes to the rules regarding the retention of earnings over the past three years. Pursuant to Brazilian Corporate Law, stockholders may resolve at an Annual Stockholders’ Meeting, based on a proposal by management, on the retention of a portion of net income for the year that had previously been approved as part of the capital budget. Additionally, the mandatory minimum dividend may not be paid in any year in which the management bodies announce to the Annual Stockholders' Meeting that this would be incompatible with the Issuer’s financial condition.

Over the past three years, no earnings have been retained, and the dividend amount paid has been higher than the mandatory minimum dividend (see item 3.5 below).

b) Rules on the distribution of dividends

Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of the Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision.

As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited in the amount of the mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95. Preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$ 0.022 per share, non- cumulative and adjusted in cases of split or reverse split. After the priority of dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Additionally, management may resolve on the distribution of additional profit whenever it deems this to be convenient for the Issuer and/or its stockholders. Such distributions do not mean that there will be a distribution of profit additional to the mandatory minimum dividend in the future.

For further information on the percentages of profit distributed over the past three years, see item 3.5 below.

As this rule is part of the movement to implement the liquidity requirements set forth by Basel III standards, on March 1, 2013, the CMN issued Resolution No. 4,193, which establishes that dividends may not be paid if the financial institution does not comply with the additional capital requirements in effect from January 1, 2016, with gradual increases until 2019.

This restriction on the payment of dividends will be progressively applied, in accordance with the level of nonconformity with the additional capital requirements. Should a financial institution’s additional capital be lower than 25% of that established by the CMN for that year, there will be no distribution of dividends or interest on capital. If the additional capital is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital may not be distributed. If the additional capital is higher than 50% and lower than 75% of the required amount, 60% of the dividends and interest on capital may not be distributed. If the additional capital is between 75% and 100% of the required, 40% of the intended dividends and interest on capital may not be distributed.

6

c) Frequency of the distribution of dividends

Over the past three years, dividends were paid on a monthly basis, as established by our Stockholder Remuneration Policy, approved by the Board of Directors. Such Policy establishes the monthly payment of R$0.015 per share, as mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive the monthly dividends is determined in accordance with the stockholding position recorded on the last day of the previous month, and dividends are paid on the first working day of the subsequent month.

In recent years, our stockholders received free of charge one new share for every ten shares of the same type that had, with cost attributed for bonus share, generating tax benefits. Importantly, we maintained the monthly dividend payments of R$0.015 per share.

Additionally, over the past three years, supplementary dividends were also paid (half yearly), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these half-yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory (see item “a” above), calculates the monthly amount already declared, and, finally, determines the outstanding balance payable of mandatory minimum dividend. Such amount is declared as dividend “additional” to those paid monthly.

Since July 1980, the Issuer has been compensating its stockholders by means of monthly additional payments. These additional payments have been made, historically, twice a year and are equally distributed to common and preferred stockholders.

For the history of payments by the Issuer, please refer to the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Remuneration to the Shareholders.

d) Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the Issuer, as well as agreements, court, administrative or arbitration decisions

Not applicable

3.5. In a table, please indicate for each of the past three years:

			R$ million
	2015	2014	2013
a. Adjusted net income for dividend purposes	20,030	16,522	11,078
b. Total distributed dividends	7,305	6,635	5,095
Interest on capital	5,111	4,018	4,235
Minimum mandatory dividend	2,131	2,558	806
Minimum priority dividend	63	59	54
Fixed priority dividend	-	-	-
c. Percentage of dividends per adjusted net income	36.5%	40.2%	46.0%
d. Dividends distributed per class and type of share:
Total common shares	3,759	3,356	2,587
Interest on capital	2,630	2,032	2,150
Minimum mandatory dividend	1,129	1,324	437
Minimum priority dividend	-	-	-
Fixed priority dividend	-	-	-
Total preferred shares	3,546	3,279	2,508
Interest on capital	2,481	1,986	2,085
Minimum mandatory dividend	1,002	1,234	369
Minimum priority dividend	63	59	54
Fixed priority dividend	-	-	-
e. Payment date of the minimum mandatory dividend	Date established in the Annual General Meeting	Date established in the Annual General Meeting	Date established in the Annual General Meeting
f. Rate of return in relation to stockholders’ equity	19.0%	17.1%	13.1%
g. Total retained earnings	12,877	10,047	5,819
Allocation to reserves	12,877	10,047	5,819
Retained net income	-	-	-
h. Retention date approval	04/29/2016	04/29/2015	04/23/2014

7

3.6. State whether, in the past three years, dividends were declared in retained earnings or reserves recognized in prior years

The dividends declared in 2015 amounted to R$7,305 million, and this amount was not declared using the Retained Earnings or Unrealized Revenue Reserve.

The dividends declared in 2014 amounted to R$6,635 million, and this amount was not declared using the Retained Earnings or Unrealized Revenue Reserve.

The dividends declared in 2013 amounted to R$5,095 million, and this amount was not declared using the Retained Earnings or Unrealized Revenue Reserve.

8

3.7. In a table, please describe the issuer’s indebtedness ratio, indicating:

a.	sum of current and non-current liabilities
b.	indebtedness ratio (current plus noncurrent liabilities, divided by stockholders' equity)
c.	if the issuer so wishes, another indebtedness ratio, indicating:
i.	the method used to calculate the ratio
ii.	the reason why the issuer understands that this ratio is not appropriate for the correct understanding of its financial position and indebtedness level

	2015	2014	2013	2012
a. sum of current and non-current liabilities (in R$)	1,248,995,055,375	1,109,016,519,020	1,021,667,914,829	938,164,929,227
indebtedness ratio (current plus noncurrent liabilities, divided by stockholders' equity) (%)	11.73	11.57	12.61	12.64
c. if the issuer so wishes, another indebtedness ratio, indicating:	-	-	-	-
i. the method used to calculate the ratio	-	-	-	-
ii. the reason why the issuer understands that this ratio is not appropriate for the correct understanding of its financial position and indebtedness level	-	-	-	-

9

3.8. Liabilities in accordance with their nature and maturities (1)

					(R$ thousand)
	December 31, 2015
Type of Debt	Less than one year	One to three years	Three to five years	More than five years	Total
Secured Debts	6,726,246	4,510,857	2,569,452	107,068	13,913,623
Agribusiness credit notes	6,695,329	4,467,700	2,539,662	72,295	13,774,986
Mortgage notes	30,917	43,157	29,790	34,773	138,637
Floating guarantees	-	-	-	-	-
Unsecured debts	699,929,358	255,187,543	93,847,880	186,116,651	1,235,081,432
Securities sold under repurchase agreements	195,509,298	116,493,936	18,213,008	20,737,870	350,954,112
Structured operations certificates	893,263	2,541,262	510,449	-	3,944,974
Deposits	232,618,778	12,814,489	45,465,959	1,711,192	292,610,418
Derivatives	14,506,051	7,908,311	6,852,074	1,849,253	31,115,689
Subordinated debts	10,208,125	21,109,673	4,155,524	30,311,242	65,784,564
Loans	45,853,016	16,106,685	3,269,329	556,729	65,785,759
Financial bills	3,860,204	14,352,692	241,289	41,708	18,495,893
Real estate credit notes	12,442,167	1,988,924	22,418	-	14,453,509
Onlending	11,883,955	10,958,423	8,229,213	7,731,925	38,803,516
Foreign borrowings through securities	4,811,425	12,145,371	2,998,037	4,827,522	24,782,355
Other obligations	167,343,076	38,767,777	3,890,580	118,349,210	328,350,643
Total	706,655,604	259,698,400	96,417,332	186,223,719	1,248,995,055

(1) In accordance with consolidated financial statements in BRGAAP.

3.9. Supply other information that the Issuer may deem relevant

Please refer to section 10.1.f.IV for further information about cross default clauses.

10

ITEM 4. RISK FACTORS

4.1. Describe risk factors that may influence an investment decision, particularly those related to:

The risks described in this Item 4.1 are those that we consider material for both our business and investments in our securities. If any of these risks materialize, our financial condition and business could be negatively affected, as well as the trading prices of our securities. Accordingly, investors should carefully and thoroughly assess the risk factors described below and the other information included in this document.

Additional risks that we currently consider immaterial, or of which we are not aware, may have effects similar to those previously described, if they materialize.

a) The issuer

The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses.

The securities and derivative financial instruments in our portfolio may cause us to record gains and losses, when sold or marked to market (in the case of trading securities), and may fluctuate considerably from period to period due to domestic and international economic conditions. If, for example, we enter into derivative transactions to hedge against decreases in the value of the Brazilian real or in interest rates and the Brazilian real appreciates or interest rates increase, we may incur financial losses and such financial losses could have a material adverse effect on us. In addition, we may incur losses from fluctuations in the market value of positions held, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, and equity and commodity prices, along with various indexes on these risk factors.

We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment portfolio may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods. We may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or in any assets of such portfolio.

Failures, deficiency or inadequacy of our internal processes and human error or misconduct may adversely affect us.

Although we have in place information security controls, policies and procedures designed to minimize human error, and make continuous investments in infrastructure, management of crises and operations, the operational systems related to our business may stop working properly for a limited period of time or may be temporarily unavailable due to a number of factors. These factors include events that are totally or partially beyond our control such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyber-attacks or unauthorized disclosures of personal information in our possession.

Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, interventions, reimbursements and other indemnity costs, all of which may have a material adverse effect on our business, reputation and results of operations.

11

Cyberattacks may cause loss of revenue and reputational harm through data security breaches that may disrupt our operations or result in the dissemination of proprietary or confidential information

We manage and store certain proprietary information and sensitive or confidential data relating to our operations. We may be subject to breaches of the information technology systems we use for these purposes. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems. We also rely in certain limited capacities on third-party data management providers whose possible security problems and security vulnerabilities may have similar effects on us.

The costs to us to eliminate or address the foregoing security problems and security vulnerabilities before or after a cyber incident could be significant and the lack of remediation may result in interruptions, delays and may affect clients and partners.

We have significant exposure to Brazilian federal government debt.

Like most Brazilian banks, we invest in debt securities issued by the Brazilian government. As of December 31, 2015, approximately 13.9% of all our assets and 60.5% of our securities portfolio were comprised of these debt securities. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value could negatively affect our results of operations and financial condition.

Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us.

Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity and persistency. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations.

Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether our assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us.

Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses.

Our risk management methods, procedures and policies, including our statistical models and tools for risk measurement, such as value at risk (VaR), and default probability estimation models, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures, for example, could arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses.

12

Our results of operations and financial positions depend on our ability to evaluate losses associated with risks to which we are exposed and on our ability to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

Damages to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, clients data leakage, inadequate behaviors by our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. Damages to our reputation could have a material adverse effect on our business and prospects.

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.

As part of our growth strategy in the Brazilian and Latin America financial sector, we have engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further such transactions in the future. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as of result of difficulties in integrating systems, finance, accounting and personnel platforms, fail in diligence or the occurrence of unanticipated contingencies. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from such transactions.

There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the operations or on the businesses arising from certain combinations. Besides imposing fines and sanction due to the interpretation of the authorities on a corporate merger, consolidation or acquisition, even if the institution has done this legally, clearly and transparently, according to its understandings and the corporate laws’ experts.

If we are unable to take advantage of business growth opportunities, cost savings and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected.

We make estimates and assumptions in connection with the preparation of our consolidated financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our operating results.

In connection with the preparation of our consolidated financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected.

13

As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or fraud may occur and not be detected.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to the SEC under the Exchange Act is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.

Any failure by us to maintain effective internal control over financial reporting may adversely affect investor confidence in our company and, as a result, the value of investments in our securities.

We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent auditors attesting to such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict our future access to the capital markets.

b) Its parent company, direct or indirect, or control group

Our controlling stockholder has the ability to direct our business.

As of December 31, 2015, IUPAR, our controlling stockholder, directly owned 51.00% of our common shares and 26.24% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

In addition, IUPAR is jointly controlled by Itausa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itausa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders.

In addition, some of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. To the extent that these and other conflicting interests exist, our stockholders will depend on our directors duly exercising their fiduciary duties as members of our Board of Directors. Notwithstanding, according to Brazilian Corporation Law the controlling stockholders should always vote in the interest of the Company. In addition, they are prohibited to vote in cases of conflict of interest in the matter to be decided.

14

c) Its stockholders

Holders of our shares and ADSs may not receive any dividends.

Our Bylaws determine that we must pay our stockholders at least 25% of our annual net income calculated and adjusted pursuant to Brazilian Corporate Law. Applicable Brazilian legislation also allows corporations to consider the amount of interest on shareholders’ equity distributed to their stockholders for purposes of calculating the minimum mandatory dividends.

Brazilian Corporate Law also allows the suspension of the payment of the mandatory dividends in any particular year if our Board of Directors informs our general shareholders meeting that such payment would be incompatible with our financial condition. Therefore, in the occurrence of such event, the holders of our shares and ADSs may not receive any dividends. If this happens, the dividends that were not paid in the particular fiscal year shall be registered as a special reserve and, if not used to cover any losses of subsequent years, the amounts of unpaid dividends still available under such reserve shall be distributed when the financial condition of the corporation allows for such payment.

Furthermore, pursuant to its regulatory powers provided under Brazilian law and banking regulations, the Central Bank may at its sole discretion reduce or determine that no dividends will be paid by a financial institution if such restriction is necessary to mitigate relevant risks to the Brazilian financial system or the financial institution.

The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire

The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited.

The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances.

Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below.

According to the provisions of the ADSs deposit agreement, in the event of a general stockholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders.

d) Its subsidiary and affiliated companies

As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in Item 4.1.

e) Its suppliers

We are not exposed to risks related to our suppliers that could materially influence the decision to invest in our securities.

We have an ongoing supplier assessment process that mitigates the risk of discontinuing the provision of services and materials that might affect the bank’s image.

15

f) Its clients

Changes in the profile of our business may adversely affect our loan portfolio.

Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due to our organic growth or merger and acquisition activity, changes in local economic conditions and, to a lesser extent, in the international economic environment, in addition to changes in the tax regimes applicable to the sectors in which we operate, among other factors. Any changes affecting any of the sectors to which we have significant lending exposure may adversely affect our loan portfolio and the methodologies adopted for the decision-making process, such as pricing our loan products.

For example, in recent years, Brazilian banks have experienced an increase in loans to consumers, particularly in the automotive sector. However, this increased demand for vehicle financing was followed by a significant rise in the level of consumer indebtedness, which led this portfolio to incur high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition.

We may incur losses associated with counterparty exposure risks.

We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. This counterparty risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. We routinely on duct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients, and their failure to meet their contractual obligations may adversely affect our financial performance.

g) Economic sectors in which the issuer operates

Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and have a negative impact on our operations.

The economic and market conditions of other countries, including the United States, countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil, to varying degrees. Crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

Banks that operate in countries considered to be emerging markets, including ours, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on their operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by aversion to global risk. In addition, any factor impacting investors’ confidence, such as a downgrade in credit ratings, since the ratings of financial institutions, including ours, tend to be subject to a ceiling based on the sovereign credit rating, or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us.

The disruptions and volatility in the global financial markets may also have significant consequences in the countries in which we operate, such as volatility in the prices of equity securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loan operations, resulting in an increase of the risk associated with our lending activity. Thus, global financial crises, in addition to the Brazilian macroeconomic environment, may also affect in a material and adverse way the market price of securities of Brazilian issuers or lead to other negative effects in Brazil and in the countries in which we operate and have a material adverse effect on us

16

Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects.

Certain Brazilian companies in the energy and infrastructure sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public entities who are responsible for corruption and cartel investigations, in connection with corruption allegations (so called Lava Jato investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face downgrades from credit rating agencies, experience funding restrictions and have a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing loses to us as a number of them are our clients. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itau BBA Securities) that acted as underwriters on public distributions of securities of such investigated companies are also parties to certain law suits in the U.S. and may be parties to other legal proceedings yet to be filed. We cannot predict how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationships it may have held with companies and persons involved in Lava Jato investigations. Other high profile investigation, besides Lava Jato, ongoing in Brazil is the so called Zelotes operation. If the allegations of such investigations are confirmed it may also effect some of our clients and their credit trustworthness. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards; not withstanding, due to the size and breadth of our operations and our commercial relationship with investigated companies or persons we may also become scope of such investigations, which may ultimately result in reputational damage and/or civil liability. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth.

Changes in economic conditions may adversely affect us.

Our operations are dependent upon the performance of the Brazilian economy and, to a lesser extent, the economies of other countries in which we do business. The demand for credit and financial services, as well as clients’ ability to pay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Therefore, any significant change in the Brazilian economy and, to a lesser extent, in the economies of other countries in which we do business may affect us.

After a period of accelerated economic expansion, Brazil’s growth rates began to slow down in 2011 and by 2015 the country was in recession. Growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Low levels of national savings require relatively large financial flows from abroad, which may falter if political and fiscal instability is perceived by foreign investors. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we grant for individuals and non-financial corporations and, therefore, have a material adverse effect on us.

17

Brazilian authorities exercise influence on the Brazilian economy. Changes in monetary, fiscal and foreign exchange policies and in the Brazilian government’s structure may adversely affect us.

Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our clients' ability to pay and, consequently, affecting us.

In addition, changes in the Brazilian government’s structure may result in changes in government policies, which may affect us. This uncertainty may, in the future, contribute to an increase in the volatility of the Brazilian capital markets, which, in turn, may have an adverse impact on us. Other political, diplomatic, social and economic developments in Brazil and abroad that affect Brazil may also affect us.

Inflation and fluctuations in interest rates may have a material adverse effect on us.

Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in the SELIC interest rate, resulting in restrictions on credit and shortterm liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our funding and credit granting costs.

In addition, increases in the SELIC interest rate could reduce demand for credit; increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our net margins.

Instability of foreign exchange rates may negatively affect us.

Brazil has a floating foreign exchange rate system, pursuant to which the market establishes the value of the Brazilian real in relation to foreign currencies. However, the Central Bank may intervene in the purchase or sale of foreign currencies for the purpose of easing variations and reducing volatility of the foreign exchange rate. In spite of those interventions, the foreign exchange rate may significantly fluctuate. In addition, in some cases, interventions made with the purpose of avoiding sharp fluctuations in the value of the Brazilian real in relation to other currencies may have the opposite effect, leading to an increase in the volatility of the applicable foreign exchange rate.

Instability in foreign exchange rates could negatively impact our business. A potential depreciation of the Brazilian real could result in (i) losses on our liabilities denominated in or indexed to foreign currencies; (ii) a decrease in our ability to pay for obligations denominated in or indexed to foreign currencies, as it would be more costly for us to obtain the foreign currency required to meet such obligations; (iii) a decrease in the ability of our Brazilian borrowers to pay us for debts or indexed to foreign currencies; and (iv) negative effects on the market price of our securities portfolio. On the other hand, na appreciation of the Brazilian real could cause us to incur losses on assets denominated in or indexed to foreign currencies.

Government fiscal accounts deterioration may affect us.

The fiscal accounts deterioration if maintained, could generate a loss of confidence of local and foreign investors. Regional governments are facing fiscal concerns likewise, due to their high debt burden, declining revenues and inflexible expenditures. Less credibility could lead to the downgrading of the Brazilian sovereign debt by credit rating agencies, and negatively impact the local economy, causing the depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition.

18

We face risks associated with the increasingly competitive environment and recent consolidations in the Brazilian banking industry.

The Brazilian market for financial and banking services is highly competitive. We face significant competition from other large Brazilian and international banks. Competition has increased as a result of recente consolidations among financial institutions in Brazil and of regulations that increase the ability of clients to switch business between financial institutions. Such increased competition may adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer.

h) Regulation of the sectors in which the issuer operates

Changes in applicable law or regulations may have a material adverse effect on our business.

Changes in the law or regulations applicable to financial institutions in Brazil may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us. Our operations could also be adversely affected by other changes, including restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions.

In the context of economic or financial crises, the Brazilian government may also decide to implement changes to the legal framework applicable to the operation of Brazilian financial institutions. For example, in response to the global financial crisis which began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the Basel Committee on Banking Supervision, proposed regulatory reforms aiming to prevent the recurrence of similar crises, which included a new requirement to increase the minimum regulatory capital (Basel III). Once the implementation of the Basel III framework is completed for Brazilian banks and its effects fully evaluated, we may need to reassess our funding strategy for regulatory capital should additional regulatory capital be required to support our operations under the new standards.

Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on us. For example, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. In addition, local or state legislatures may, from time to time consider bills intending to impose security measures and standards for customer services, such as limits in queues and accessibility requirements, that, if signed into law, could affect our operations. More recently, certain bills have passed (and others were proposed) in certain Brazilian states or municipalities that impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus, which could also adversely affect our ability to collect credit outstanding.

We also have operations outside of Brazil, including, but not limited to, Argentina, Chile, Colombia, Paraguay, United Kingdom, Uruguay, United States and Switzerland. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us.

Increases in compulsory deposit requirements may have a material adverse effect on us.

Compulsory deposits are reserves that financial institutions are required to maintain with the Central Bank. Compulsory deposits generally do not provide the same returns as other investments and deposits because a portion of these compulsory deposits does not bear interest; instead, these funds must be held in Brazilian federal government securities and used to finance government programs, including a federal housing program and rural sector subsidies. The Central Bank has periodically changed the minimum level of compulsory deposits. Increases in such level reduce our liquidity to grant loans and make other investments and, as a result, may have a material adverse effect on us.

19

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We operate in a number of credit and financial services related sectors through entities under our control. For regulation or supervision purposes, the Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us.

If we or any of our financial subsidiaries becomes insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, credits of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

Tax reforms may adversely affect our operations and profitability.

The Brazilian government regularly amends tax laws and regulations, including by creating new taxes, which can be temporary, and changing tax rates, the basis on which taxes are assessed or the manner in which taxes are calculated, including in respect of tax rates applicable solely to the banking industry. Tax reforms may reduce the volume of our transactions, increase our costs or limit our profitability.

Decision on lawsuits due to government monetary stabilization plans may have a material adverse effect on us.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the monetary stabilization plans, or MSP, from 1986 to 1994, implemented by Brazilian federal government to combat hyper-inflation. We record provisions for such claims upon service of process for a claim.

In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) public attorneys’ office (Ministério Público) on behalf of holders of savings accounts. Holders of savings accounts may collect any amount due based on such a decision. We record provisions when individual plaintiffs apply to enforce such decisions, using the same criteria used to determine provisions for individual lawsuits.

The Federal Supreme Court (Supremo Tribunal Federal, or STF) has issued a number of decisions in favor of the holders of savings accounts, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the Federal Supreme Court has decided that the laws were in accordance with the Brazilian federal constitution. In response to this discrepancy, the Confederação Nacional do Sistema Financeiro, or CONSIF, an association of Brazilian financial institutions, filed a special proceeding with the Federal Supreme Court (Arguição de Descumprimento de Preceito Fundamental no 165), in which the Central Bank has filed an amicus brief, arguing that holders of savings accounts did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it hands down a final decision. However, there is no estimate of when the STF will render a judgment in the case, as there has not been a sufficient quorum to decide the issue.

20

In addition, the Superior Court of Justice (Superior Tribunal de Justiça, or STJ), which is the highest court responsible for deciding cases relating to federal laws, is expected to imminently rule on several aspects that will directly determine the amount due, in case the STF rules against the constitutionality of the MSPs. The most relevant of such decisions will be: (i) the accrual of compensatory interests on the amount due to the plaintiff, in filings that carry no specific claim to such interests; (ii) the initial date of default interests, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period. In relevant trials during 2015, the STJ ruled that: (i) compensatory interest would not be included in judgment awards, unless the ruling in question specifically provides for the award thereof; and (ii) compensatory interest shall not be required to be paid to savings accountholders once the institution in question can prove that the corresponding savings account has been terminated. In addition, such rulings also confirmed that inflationary effects from MSPs that became effective after those that are subject to the judicial action in question may be included in the claim for purposes of determining the amounts due thereunder, even without the express request of the account holder seeking judicial relief.

In addition, the STJ ruled that the term for filing class actions expired 5 years from the date of the MSP implementation. As a consequence, numerous class actions have been extinct by the Judiciary as a result of such ruling.

We are also subject to operational risks associated with the handling and conducting of a large number of lawsuits involving government monetary stabilization in case of loss.

Tax assessments may adversely affect us.

As part of the normal course of business, we are subject to inspections by federal, municipal and state tax authorities. These inspections, arising from the divergence in the understanding of the application of tax laws may generate tax assessments which, depending on their results, may have na adverse effect on our financial results.

i) Foreign countries in which the issuer operates

The risk factors related to foreign countries that could influence the decision to invest in our securities are described in sub items (a), (f), (g), and (h) of this item 4.1.

j) Social and environmental issues

We may experience financial and reputational losses associated to socioenvironmental risks.

Socio-environmental issues and water scarcity are the most evident socio-environmental risk factors that might impact our internal operations and our business.

The direct risks for our operations in Brazil are related to the water crisis, caused by a reduced volume of rain in the past four years, worsened by a structural situation of heavy losses in water distribution, low capacity and dependency of water storage in few reservoirs, as well as waste by consumers.

Water scarcity may affect the operations in our administrative buildings, branch network and data centers, in addition to affecting directly the distribution of electricity, as a large part of it is generated by hydroelectric power plants.

Another risk that may impact us is related to the financing of activities in sectors that are more exposed to socio- environmental impact, such as mining, construction of hydroelectric power plants, cattle breeding, and more, which demand higher diligence for its mitigation.

Socio-environmental risks may affect the payment flow of our customers and, therefore, cause late payments or default, especially in the event of major socio-environmental impacts.

21

4.2. Describe, on a quantitative and qualitative basis, the main market risks to which the issuer is exposed, including those relating to foreign exchange and interest rate risks.

Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, most typically caused by variations in foreign exchange rates, interest rates, equity, inflation indexes and commodity prices, and Brazilian inflation indexes, along with various indexes for these risk factors.

Market risk management is the process by which our management monitors and controls risk of variations in the value of financial instruments due to market movements, while aiming to optimize the risk-return ratio through an adequate limit and alert structure, effective risk management models and related management tools.

Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution No. 3,464, and subsequent amendments. These principles guide the institution’s approach to market risk control and management across all business units and legal entities of Itaú Unibanco.

Market risk management is guided by the internal policies below, approved by the respective competent bodies: The Committee of Risks and Finance Policies (CNRF) for policies with GR reference code, and the Board of Directors (CA) for policies with HF reference code.

Reference	Policy	Revised on
HF-8	Market Risk Control	02.23.2016
HF-21	Classification of Operations	12.07.2015
GR-49	Database Of Market And Liquidity Risks, Results And Operations	12.10.2015
GR-50	Criteria for control of operations in trading and banking portfolios	12.30.2015
GR-51	Management Of Market Risk Limits	02.22.2016
GR-53	Pricing parameters	12.29.2015
GR-54	Market Risk Backtesting	12.29.2015
GR-55	MARKET RISK STRESS TESTING	12.29.2015
GR-56	Control and monitoring of unusual operations with Treasury products	12.10.2015
GR-58	Non-standardized product treatment policy	08.31.2015
GR-60	Preparation of Market Risk models	12.09.2015
GR-61	Prudential Adjustments Calculation Process	12.30.2015
GR-62	Policy for Engaging and Recording Business of Treasury and Related Areas	12.29.2015
Gr-64	Effectiveness of economic hedging of foreign investments	01.28.2016
GR-65	Market Risk Statement	01.27.2016

The document “Public Access Report – Market Risk”, detailing the guidelines set forth by the institutional market risk management policy can be found on the website www.itau.com.br/investor-relations under Corporate Governance, Rules and Policies.

The market risk structure segregates its operations between trading and banking portfolios, according to the general criteria established by specific regulation.

The trading portfolio is composed of all transactions with financial and commodity instruments (including derivatives) held with the intention of trading, to benefit from arbitrage opportunities, or using such transactions to hedge risk within this portfolio, and that have no restriction on trading. Profits are based on changes in actual or expected prices in the short term.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

Market risk exposures that are inherent in many financial instruments, including derivatives, are composed of various risk factors, primary market parameters on pricing positions. The main risk factors measured by Itaú Unibanco are.

▪	Interest Rates: the risk of losses from transactions subject to interest rate variations;

▪	Other foreign interest rates: the risk of losses from transactions subject to foreign interest rate variations;

22

▪	FX rates: the risk of losses from positions subject to foreign exchange rate variation;
▪	Brazilian inflation indexes: the risk of losses from transactions subject to variations in inflation linked indexes; and
▪	Equities and commodities: the risk of losses from transactions subject to equity and commodity price variations.

The CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories: interest rates, FX rates, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment of other risk indicators, such as interest rates, FX rates, follows the governance and risk limits framework adopted by our management for market risk assessment.

Market risk is analyzed based on the following key metrics:

▪	Value at Risk (VaR): a statistical metric that quantifies maximum potential economic losses based on normal market conditions, considering a defined holding period and confidence level:
▪	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historic scenarios);
▪	Stop Loss: a mechanism that triggers a management review of positions, if the accumulated losses in a given period reach specified levels;
▪	Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (MtM – Mark to Market); and
▪	Stressed VaR: a statistical metric derived from VaR, aimed at capturing the largest risk in simulations of the current portfolio, taking into consideration observable returns in historical scenarios of extreme volatility:
▪	In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:
▪	Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
▪	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one annual basis point change is applied to current interest rates or index rates; and
▪	Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options in connection with the prices of underlying assets, implied volatilities, interest rates and time.

VaR – Consolidated Itaú Unibanco Holding

The Consolidated VaR of Itaú Unibanco is calculated based on the historical simulation approach. This new methodology fully reprices all positions by using the actual historical distribution of the assets.

The Consolidated Total VaR table shows the analysis of the exposure to market risk of the portfolios of Itaú Unibanco and its foreign subsidiaries, stating where the highest concentrations of market risk are (our subsidiaries abroad, namely: Itau BBA International plc, Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., and Itaú BBA Colombia S.A. – Corporación Financiera).

VaR – Trading Portfolio

The VaR Trading Portfolio is calculated based on the historical simulation approach, as follows.

23

							(In millions of R$)
Global VaR (Historical Simulation approach)	Average	Minimum	Maximum	December 31, 2015	Average	Minimum	Maximum	December 31, 2014
Group of Risk Factor
Brazilian Interest rate	131.9	78.2	236.4	121.2	92.4	37.0	161.8	124.8
Other Interest rate	93.6	75.1	139.2	108.6	60.4	21.1	93.2	83.6
FX rate	47.2	11.3	118.6	13.1	36.1	3.6	141.2	26.5
Brazilian Inflation Indexes	134.1	103.9	294.9	108.9	99.1	45.9	162.9	115.7
Equities and commodities	28.5	17.2	70.4	59.3	22.8	10.4	60.7	22.5
Foreign Units (1)
Itau BBA International (4)	3.2	1.0	10.1	3.0	1.1	0.4	2.3	1.6
Banco Itaú Argentina (2)	8.5	1.9	118.1	7.8	4.0	0.9	18.8	1.9
Banco Itaú Chile (2)	7.5	4.5	14.0	4.7	3.3	1.3	5.5	5.3
Banco Itaú Uruguay (3)	2.0	0.9	4.1	2.6	1.6	0.8	2.6	2.1
Banco Itaú Paraguay (4)	3.8	1.3	7.8	7.6	1.3	0.6	3.6	3.5
Banco Itaú BBA Colombia (2)	1.2	0.3	1.7	0.4	0.4	0.1	1.2	0.5
Diversification effect (5)				(233.3)				(194.9)
Total	207.0	152.3	340.7	204.0	131.9	59.0	227.7	193.1

(1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

(2) VaR calculated using historical simulation as from the first quarter of 2015.

(3) VaR calculated using historical simulation as from the third quarter of 2015.

(4) VaR calculated using historical simulation as from this quarter.

(5) Reduction of risk due to the combination of all risk factors.

							(In millions of R$)
Global VaR (Parametric approach)	Average	Minimum	Maximum	December 31, 2014	Average	Minimum	Maximum	December 31, 2013
Group of Risk Factor
Brazilian Interest rate	89.0	37.0	193.0	127.8	172.4	65.6	416.9	69.1
Other Interest rate	43.8	21.1	149.4	90.4	26.2	8.6	76.7	45.2
FX rate	28.7	3.6	110.6	8.9	34.5	4.4	70.2	10.4
Brazilian Inflation Indexes	89.0	45.9	144.7	82.9	76.1	37.3	155.5	65.7
Equities and commodities	19.1	10.4	35.0	24.8	29.6	14.0	60.1	20.4
Foreign Units
Itau BBA International	1.1	0.4	2.3	1.6	2.4	1.6	4.1	1.9
Banco Itaú Argentina	4.0	0.9	18.8	1.9	4.0	2.2	7.4	5.7
Banco Itaú Chile	3.3	1.3	5.5	5.3	5.6	2.1	13.6	2.1
Banco Itaú Uruguay	1.6	0.8	2.6	2.1	2.8	1.5	8.9	1.7
Banco Itaú Paraguay	1.3	0.6	3.6	3.5	0.9	0.4	1.8	0.9
Banco Itaú BBA Colombia	0.4	0.1	1.2	0.5	0.4	0.0	1.3	0.2
Diversification effect (1)				(169.3)				(113.0)
Total	125.5	59.0	231.4	180.4	224.5	97.9	443.4	110.4

(1) Reduction of risk due to the combination of all risk factors.

										(In millions of R$)
Trading Portfolio VaR	Average	Minimum	Maximum	December 31, 2015	Average	Minimum	Maximum	December 31, 2014	Average	Minimum	Maximum	December 31, 2013
Group of Risk Factor
Brazilian Interest rate	25.7	8.7	48.9	22.9	22.2	7.8	44.8	16.6	38.2	15.7	104.9	20.1
Other Foreign Interest rate	11.5	5.7	32.2	14.0	12.1	3.6	35.0	3.6	13.7	4.5	31.7	21.7
FX rates	15.8	6.5	35.3	12.9	7.9	2.4	22.8	10.7	31.8	6.2	68.1	9.4
Brazilian Inflation Indexes	9.3	4.0	18.6	7.7	15.9	8.1	27.3	8.1	12.0	3.1	30.4	21.4
Equities and commodities	5.6	3.5	11.0	6.6	10.3	1.7	57.2	4.3	19.2	5.8	38.2	13.7
Diversification effect (1)				(43.2)				(26.4)				(56.0)
Total	23.6	10.6	49.4	20.8	25.7	13.1	54.3	16.9	40.2	17.7	71.7	30.3

(1) Reduction of risk due to the combination of all risk factors.

24

Sensitivity Analyses (Trading and Banking Portfolios)

As required by Brazilian regulation, we conduct sensitivity analysis for market risk factors considered important. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and calculated net of tax effects, providing a view of our exposure under different circumstances.

The sensitivity analyses of the Trading Portfolio and Banking Portfolio presented here are based on a static assessment of the portfolio exposure, and, therefore, do not consider the dynamic response capacity of management (treasury and control areas) to initiate mitigating measures and minimize the possibility of significant losses. In addition, the study's sole purpose is to disclose the exposure to risks, irrespective of any accounting practices we adopted.

(In thousands of R$)
Exposures		Trading Portfolio (1) December 31, 2015			Banking Portfolios (1) December 31, 2015
		Scenario			Scenario
Risk Factors	Risk of change	I	II	III	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(285)	(114,002)	(228,507)	(4,091)	(1,458,638)	(2,792,980)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(162)	(5,312)	(11,459)	1,035	(17,096)	(14,246)
Foreign Exchange Rates	Prices of Foreign Currencies	657	57,436	242,760	(124)	(23,666)	(41,944)
Price Index Linked	Prices Indexes Linked Interest Rates	(32)	(4,063)	(649)	(1,302)	(225,378)	(444,002)
TR	TR Linked Interest Rates	-	(7)	(14)	783	(276,810)	(635,007)
Equities	Prices of Equities	(148)	27,369	50,887	4,739	(113,797)	(227,657)
TOTAL		30	(38,579)	53,018	1,040	(2,115,385)	(4,155,836)

(1) Amounts net of tax effects.

(In thousands of R$)
Exposures		Trading Portfolio (1) December 31, 2014			Banking Portfolios (1) December 31, 2014
		Scenario			Scenario
Risk Factors	Risk of change	I	II	III	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(540)	(126,764)	(237,705)	(4,953)	(1,291,071)	(2,451,249)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	22	(1,729)	(3,374)	(22)	(17,537)	(31,084)
Foreign Exchange Rates	Prices of Foreign Currencies	610	165,600	337,463	(17,918)	(413,330)	(751,796)
Price Index Linked	Prices Indexes Linked Interest Rates	(16)	(5,703)	(11,680)	(1,684)	(232,944)	(419,293)
TR	TR Linked Interest Rates	(20)	(5,093)	(9,579)	725	(219,077)	(463,495)
Equities	Prices of Equities	(78)	(11,769)	(35,990)	1,739	(37,930)	(86,044)
Total		(22)	14,542	39,135	(22,113)	(2,211,889)	(4,202,961)

(1) Amounts net of tax effects.

(In thousands of R$)
Exposures		Trading Portfolio (1) December 31, 2013			Banking Portfolios (1) December 31, 2013
		Scenario			Scenario
Risk Factors	Risk of change	I	II	III	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(387)	(9,632)	(19,187)	(1,720)	(42,837)	(85,321)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	122	(3,079)	(6,188)	252	(6,257)	(12,405)
Foreign Exchange Rates	Prices of Foreign Currencies	3,994	(99,844)	(199,688)	(811)	20,276	40,552
Price Index Linked	Prices Indexes Linked Interest Rates	(758)	(18,600)	(36,489)	(3,479)	(85,360)	(167,470)
TR	TR Linked Interest Rates	5	(119)	(238)	252	(6,309)	(12,647)
Equities	Prices of Equities	3,597	(89,920)	(179,839)	(730)	18,241	36,482
Total		6,573	(221,193)	(441,628)	(6,236)	(102,246)	(200,809)

(1) Amounts net of tax effects.

For the measurement of these sensitivities, the following scenarios are used:

▪	Scenario I: Addition of 1 base point to the fixed interest rate, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;
▪	Scenario II: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and;
▪	Scenario III: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical daily gains and losses with the estimated daily VaR. The number of exceptions (i.e. deviations) with respect to the pre-established VaR limits should be consistent, within an acceptable margin, with the hypothesis of 99.0% confidence intervals (i.e., there is a 1.0% probability that the financial losses are higher than the losses estimated by the model), considering a period of 250 business days (ending on December 31, 2015). The backtesting analysis presented below takes into consideration the ranges suggested on the document “Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements”, published by the Basel Committee. The ranges are divided into:

25

▪	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the models adopted;
▪	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates the need to pay attention and/or monitor and may indicate the need for improvement actions and/or monitoring and may indicate the need of reviewing the model; and
▪	Red (10 or more exceptions): demonstrates the need for an improvement action.

The exposure graph below illustrates the reliability of risk measures generated by the models we use in the Trading Portfolio (foreign units are not included in the graph below given the immateriality of amounts involved).

The graph shows the adequacy level of the market risk models used by us, presenting the risk (absolute value) versus return pairs for the period considered.

Since the diagonal line represents the threshold where risk equals return, all the dots below this line indicate exceptions to the estimated risk.

For the exposure of the Trading Portfolio, the hypothetical losses exceeded the VaR estimated by the model on 3 days during the period.

4.3. Describe the legal, administrative or arbitration proceedings to which the issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the Issuer or its subsidiaries, indicating:

For purposes of this item, we adopted operations with amounts higher than R$500 million.

Civil, tax, and labor contingencies are provided for whenever a loss is assessed as probable. Provisions are also recorded, irrespective of the event of an unfavorable outcome to the company, for those cases of tax contingencies in which the outcome of the case is dependent on the recognition of the unconstitutionality of the legislation in force.

Management believes that the provisions for legal and administrative contingencies in place are sufficient to cover probable losses and that these may be reasonably estimated. We believe that any losses arising from other administrative or legal contingencies will not have a material adverse effect on our business, financial position or results.

26

Civil Proceedings

Lawsuit No. 2007.51.01.001894-7

a.	Court: 22nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Lower Court
c.	Filing date: 02.05.2007
d.	Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia de Capital Aberto) vs. Banco Banerj S.A. (“Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), State of Rio de Janeiro and Central Bank of Brazil.
e.	Amounts, assets or rights involved: R$4,741,452,260.00 (originally claimed amount)
f.	Main facts:The plaintiff challenges Berj’s capital increase, carried out as part of the measures for Banerj’s privatization, which allegedly would dilute the shareholding interest of the minority shareholders. It requests the annulment of the Shareholders’ Meeting that approved the capital increase, and the joint obligation of Berj, State of Rio de Janeiro, Banerj, and Central Bank of Brazil to the payment of the alleged losses caused to minority shareholders of the former Berj. The decision dismissed the action without prejudice on the merits since the legal requirement of one year was not proven. The Plaintiff filed an appeal, which was dismissed and, subsequently, filed motion for clarification, which were also dismissed and, subsequently, another special appeal was filed, which admissibility is pending.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – State of Rio de Janeiro – to the former Banerj.

Lawsuit No. 2005.70.00.027997-3

a.	Court: 6th Federal Lower Court - Curitiba - State of Paraná
b.	Jurisdiction: Federal Supreme Court
c.	Filing date: 10.13.2005
d.	Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil and Itaú Unibanco S.A.
e.	Amounts, assets or rights involved: R$3,738,621,318.72 (originally claimed amount)
f.	Main facts: The plaintiffs require an indemnity for damages allegedly incurred by the State of Paraná as a result of the incorrect evaluation of tax credits in the privatization process of Banco Banestado S.A. (Banestado), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. The proceedings were challenged in court based on the claim that the tax credits were properly evaluated, and it is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, tax credits were evaluated by independent banks. Proceedings were suspended.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits.

27

Lawsuit No. 2000.51.01.030509-7

a.	Court: 2nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Federal Regional Court of the 2nd Region
c.	Filing date: 11.21.2000
d.	Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro, and Caixa Econômica Federal.
e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is a Brazilian class action involving aspects of Banerj's privatization process. The so called "B Account" (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of said account is to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before the privatization closing date. In these proceedings, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of said amount to the “B Account”, as well as the joint obligation of the defendants to refund the amounts unduly withdrawn, through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the establishment of the “B Account” and the settlements signed. Decision of the Federal Regional Court maintaining the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account.

Lawsuit No. 2003.51.01.028514-2

a.	Court: 2nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Federal Regional Court of the 2nd Region
c.	Filing date: 12.05.2003
d.	Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro, and Labor Public Prosecution Office vs. Itaú Unibanco S.A.; Banco Banerj S.A. (“Banerj”), Mr. Gilberto Carlos Frizão, Mr. Manuel Antonio Granado, and Mr. Otávio Aldo Ronco
e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is a Brazilian class action based on an alleged administrative improbity, involving aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account” (an escrow account). In this proceeding, the plaintiffs claim that there was an undue withdrawal of funds deposited in the “B Account” through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they ask that any withdrawal from the “B Account” to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and demand the joint obligation of the defendants to refund the amounts unduly withdrawn and to be sentenced under the penalties set forth in the Brazilian Improbity Law (Law n.º 8,429/1992), due to the administrative improbity of the charged individuals. The case was dismissed, recognizing the legality of the establishment of the “B Account” and the settlements signed. Decision of the Federal Regional Court maintaining the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”.

28

Tax Claims

Lawsuit No. 0204699-55.0500.8.26.0090 (204.699/05)

a.	Court: Municipal Tax Foreclosures of São Paulo
b.	Jurisdiction: Lower Court – Municipal Tax Foreclosures Lower Court of São Paulo
c.	Filing date: 11.30.2005
d.	Parties to the proceedings: City of São Paulo x Banco Itauleasing S/A (current corporate name of Cia

Itauleasing de Arrendamento Mercantil)

e.	Amounts, assets or rights involved: R$2,292,230,072.19 (December 2015)
f.	Main facts: A claim was filed by the City of São Paulo for the collection of service tax (ISS) on lease operations carried out throughout the country, challenging the place where the service was provided, the calculation basis, and the fact that the amounts due were paid to the municipality in which the Bank has its head office (municipality of Poá/São Paulo). The motion to stay execution filed by the Company was denied. The Court of Justice of the State of São Paulo granted the Appeal filed by Banco Itauleasing to annul the appealed judgment due to alleged curtailment of the right to defend itself. The case was remanded to the original court so that the expert evidence required by the Bank is produced, and a new judgment is rendered. After widely debating how to adjust the Surety bond pledged as guarantee, a ruling was given to grant the amendment to this instrument, which will cause a significant decrease in the monthly amount paid by the Bank as commission. The beginning of the evidence production period is pending.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Payment of the amount challenged.

Lawsuit no. 2003.61.00.003618-5 and Administrative Proceeding No. 16327.001942/2007-47

a.	Court: 25th Lower Civil Court of the Federal Justice of São Paulo
b.	Jurisdiction: Appellate Court - Federal Regional Court of the 3rd Region
c.	Filing date: 01.29.2003
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Banco Itaú S/A
e.	Amounts, assets or rights involved: R$1,538,112,281.76 (December 2015)
f.	Main facts: i) at administrative proceeding No. 16327.001942/2007-47, only the "proportional" levy of a fine on assessment and interest on the amount not initially deposited in connection with the proceeding is discussed, with the final favorable decision at the CSRF already been made with respect to this issue, which will have relevance when the injunction No. 2003.61.00.003618- 5 is ruled (currently, the suspension is due to a favorable decision by the Federal Regional Court of the 3rd Region) is discussed; ii) at the preliminary injunction No. 2003.61.00.003618-5, the legality of IN No. 213/02 is discussed, especially the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the exchange variation on investments abroad. The case was dismissed. The Federal Regional Court of the 3rd Region granted the Appeal filed by Banco Itaú. The Special Appeal and Extraordinary Appeal filed by the Federal Government are awaiting decision on admissibility.
g.	Chance of loss: Remote (R$1,520,519,482.05), and Possible (R$17,592,799.71)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

29

Lawsuit No. 16327.721830/2011-92

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court - 2nd Instance
c.	Filing date: 12.28.2011
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Cia. Securitizadora de Créditos Financeiros
e.	Amounts, assets or rights involved: R$1,138,022,735.70 (December 2015)
f.	Main facts: It refers to the IRPJ and CSLL payable for calendar year 2007, upon the acquisition, related to the difference between the credit face value and its acquisition cost. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.721476/2012-87

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court - 2nd Instance
c.	Filing date: 12.13.2012
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Unibanco – União de Bancos Brasileiros S/A
e.	Amounts, assets or rights involved: R$712,419,904.58 (December 2015)
f.	Main facts: Tax assessment notice related to IRPJ/CSLL plus fine on assessment, separate fine and interest on arrears due to the reduction of amounts recorded as goodwill amortization from the acquisition of Banco Bandeirantes S/A and its subsidiaries. The case was remanded for evidentiary remedy by the Administrative Board of Tax Appeals (CARF) for consideration of issues related to IRPJ/CSLL calculation bases and is currently awaiting judgment regarding the voluntary appeal filed against the partially favorable decision by the Judge of the Federal Revenue Office (DRJ).
g.	Chance of loss: Remote (R$462,471,370.14), and Possible (R$249,948,534.44)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.721481/2012-90

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court - 2nd Instance
c.	Filing date: 12.14.2012
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$777,669,495.88 (December 2015)
f.	Main facts: Tax assessment notice by social security authorities regarding the amount of profit sharing and bonus paid to employees in the period from January 2007 to December 2008, and of workers compensation insurance and contribution for third parties (education allowance). The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Remote (R$315,072,061.23), Possible (R$342,561,437.01), and Probable (R$120,035,997.64)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

30

Lawsuit No. 16327.720115/2012-13

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court of 3rd Instance
c.	Filing date: 02.01.2012
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Unibanco União de Bancos Brasileiros S/A
e.	Amounts, assets or rights involved: R$616,488,315.74 (December 2015)
f.	Main facts: It refers to a tax assessment notice for the payment of IRPJ and CSLL for the calendar year 2007 arising from the alleged excess distribution of interest on capital in prior years. The special appeal filed by the Federal Tax Authority at the Superior Administrative Court of Federal Tax Appeals (CSRF) is awaiting decision.
g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 2008.61.00.014763-1

a.	Court: 11th Lower Civil Court of the Federal Justice of São Paulo
b.	Jurisdiction: Appellate Court - Federal Regional Court of the 3rd Region
c.	Filing date: 06.23.2008
d.	Parties to the proceedings: Dibens Leasing S.A. Arrendamento Mercantil and Others vs. the Officer of the Financial Institutions of the State of São Paulo
e.	Amounts, assets or rights involved: R$ 758.962.321,73 (December 2015)
f.	Main facts: Preliminary injunction filed requiring the suspension of the enforceable increase to 15% from 9% to be levied on the plaintiffs, introduced by Provisional Measure (MP) 413/2008. Preliminary injunction denied. The case was dismissed. The appeal is awaiting decision.
g.	Chance of loss: Probable
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.721796/2011-56

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court - 2nd Instance
c.	Filing date: 12.23.2011
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$1,605,938,147.80 (December 2015)
f.	Main facts: Assessment notice aimed at the collection of social security tax due as a result of compensation allegedly paid arising from the granting of stock options to some officers and non-declaration in the Social Security Information Form (GFIP) of the correct amounts in March, April, May and December 2006. On February 11, 2015, this case was tried at the Administrative Board of Tax Appeals (CARF) and the voluntary appeal filed to fully cancel the assessment notice was granted (the appellate decision is awaiting formalization and acknowledgment).
g.	Chance of loss: Remote (R$1,459,344,504.81), and Possible (R$146,593,642.99)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

31

Lawsuit No. 16327.721798/2011-45

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court - 2nd Instance
c.	Filing date: 12.23.2011
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$825,785,378.48 (December 2015)
f.	Main facts: Assessment notice requiring the payment of a fine, under Article 9 of Law No. 10,426/2002, due to the alleged failure to withhold income tax on the amounts arising from the grant of stock options to officers. The voluntary appeal filed in view of the partial favorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Remote (R$749,303,614.54), and Possible (R$76,481,763.94)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.720.550/2014-18

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court - 2nd Instance
c.	Filing date: 06.26.2014
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,033,130,731.15 (December 2015)
f.	Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing and bonus in 2009 e 2010. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Possible (R$822,540,826.60), and Probable ( R$210,589,904.55)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.720.779/2014-44

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court - 2nd Instance
c.	Filing date: 08.26.2014
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Banco Itaú BBA S/A
e.	Amounts, assets or rights involved: R$572,772,181.28 (December 2015)
f.	Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing to employees and profit sharing to management members in the 2010-2011 period. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Possible (R$557,727,331.29), and Probable (R$15,044,849.99)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.721108/2014-09

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court - 2nd Instance
c.	Filing date: 12.05.2014
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$993,942,543.56 (December 2015)
f.	Main facts: : Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the grounds that a portion of the goodwill earned on the Itaú Unibanco merger operation would have been incorrectly amortized on a fiscal basis. A separate fine is being levied due to the non-payment of monthly estimated amounts. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.

32

g.	Chance of loss: Remote (R$147,598,625.65), and Possible (R$846,343,917.91)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.721149/2015-78

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Lower Court
c.	Filing date:12.22.2015
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,148,621,126.55 (December 2015)
f.	Main facts: Tax assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from calendar years 2010, 2011, and 2012, in view of the disallowance of operating expenses (expenses on interbank deposits related to investments in ID/fixed income made by Unibanco, which funds invested derived from the full subscription of the capital stock increased by Itaú). The objection filed is awaiting decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged

Lawsuit No. 16327.721095/2015-41

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Lower Court
c.	Filing date:12.04.2015
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$700,531,822.04 (December 2015)
f.	Main facts: Tax assessment notice requiring the collection of IRPJ, CSLL, PIS, and COFINS related to the periods of 12.31.2010, 12.31.2011, and 12.31.2012, in view of Itaú Unibanco S/A/ not recognizing as taxable income the interest on income amounts distributed to Itaú Unibanco Holding by Banco Itaucard S/A and Itaú Corretora de Valores S/A. The objection filed is awaiting decision.
g.	Chance of loss: Remote (R$536,742,959.44), and Possible (R$163,788,862.60)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged

Lawsuit No. 16327.720680/2013-61

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court - 2nd Instance
c.	Filing date:06.25.2013
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$22,924,677,884.63 (December 2015)
f.	Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from fiscal year 2008, resulting from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged

33

Lawsuit No. 16327.721300/2013-14

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court - 2nd Instance
c.	Filing date:11.14.2013
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$2,315,646,101.54 (December 2015)
f.	Main facts: Collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) required for alleged capital gain arising from the Itaú and Unibanco merger process. A voluntary appeal was filed by the taxpayer, which was dismissed by the CARF. A motion for clarification is pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged

Labor Claims

Lawsuit No. 00447000320085020066

a.	Court: 66th Labor Lower Court of São Paulo (Barra Funda)
b.	Jurisdiction: Superior Labor Court (TST)
c.	Filing date: 02.28.2008
d.	Parties to the proceedings: A. K. A. S. vs. Itaú Unibanco S.A
e.	Amounts, assets or rights involved: R$2,767,907,993.66 (December 2015)
f.	Main facts: This refers to a labor claim with an unfavorable first ruling by the Regional Labor Court (TRT) against the defendant, with respect to the payment of overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this method of adjustment.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged

Lawsuit No. 02329008220095020381

a.	Court: 1st Labor Lower Court of Osasco - SP
b.	Jurisdiction: Superior Labor Court (TST)
c.	Filing date: 11.30.2009
d.	Parties to the proceedings: A. P. S. B. vs. Itaú Unibanco S.A, and Itaú Vida e Previdência
e.	Amounts, assets or rights involved: R$9,543,580,890.04 (December 2015)
f.	Main facts: This refers to a labor claim with a final and unappealable ruling by the Regional Labor Court (TRT) against the defendants, with respect to the payment of overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this method of adjustment. A motion to set aside judgment filed by the bank was granted by the TRT and a related ruling by the TST is currently pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged

34

Administrative and arbitration proceedings

The Issuer did not identify administrative proceedings (except for administrative tax claims, as mentioned above) or arbitration proceedings in progress at December 31, 2015 that are significant in terms of the matters or amounts involved.

4.3.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.3

Civil Proceedings

The Issuer did not identify any provisions for civil proceedings in progress at December 31, 2015. The same was true regarding its subsidiary companies.

Tax Claims

The total amount provided for the claims described in item 4.3. is R$1,099,862,793.61.

Labor Claims

The Issuer did not identify any provisions for labor claims in progress at December 31, 2015. The same was true regarding its subsidiary companies.

Administrative and arbitration proceedings

The Issuer did not identify any provisions for administrative and arbitration proceedings in progress at December 31, 2015. The same was true regarding its subsidiary companies.

4.4 Describe the legal, administrative or arbitration proceedings that are not confidential to which the issuer or its subsidiaries are a party and to which the opposing parties are directors or former directors, parent companies or former parent companies, or investors of the issuer or its subsidiaries, informing:

The Issuer is not a party to any proceedings filed either by its management members or former management members, or by its controlling stockholders or former controlling stockholders.

The Issuer and its subsidiaries carry out corporate transactions that are sometimes challenged by minority stockholders who mainly disagree with the amount paid for their shares.

The civil lawsuits filed by investors in the Issuer’s subsidiaries are as follows.

35

Lawsuit No. 000.00.643149-6

a.	Court: 8th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Appellate Court
c.	Filing date:11.27.2000
d.	Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda., and Mr. João Antonio Lian vs. Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: The purpose of this lawsuit is the annulment of the resolutions of the Annual Shareholders’ Meetings of Banco Bandeirantes, held in 1999 and 2000, in connection with the fiscal years 1998 and 1999, to (i) disapprove the financial statements and developments resulting from these resolutions, mainly agreements for the assignment of credits entered into by Banco Bandeirantes and Portonovo, which should be cancelled, revoking the effects deriving from these agreements, and (ii) to recover damages sustained by the plaintiffs as a result of these credit assignment agreements. The claim was judged to be unfounded. The special appeal and extraordinary appeal filed by Sumatra is pending decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Amount not stated

Lawsuit No. 000.00.619716-7

a.	Court: 7th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Superior Court of Justice
c.	Filing date:10.05.2000
d.	Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda., and Mr. João Antonio Lian vs. Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$240,641,046.66 (December 2015)
f.	Main facts: Action whereby the plaintiffs seek to benefit from the same terms provided in the agreement entered into by the defendants and other minority shareholders of Banco Bandeirantes, ensuring them all the rights set forth therein. The claim was considered valid by the Court of Justice of the State of São Paulo. Special appeal provided to suspend UBB and Bandeirantes’ legitimacy regarding acts committed by the former parent company. The extraordinary appeal filed by Sumatra was dismissed. The interlocutory appeal against the Extraordinary Appeal filed by Sumatra is pending decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

36

Lawsuit No. 51718900-0

a.	Court: 39th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Lower Court
c.	Filing date: 02.17.2000
d.	Parties to the proceedings: Estate of Mr. Yerchanik Kissajikian vs. Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: Action wherein the plaintiffs seek adjudication on the right to subscribe R$300,000.00, as well as the adjudication of damages sustained due to the unjustified dilution of their ownership interest resulting from capital increases prompted by unjustified losses imposed thereupon by the controlling shareholders abusing their power and decreasing the stockholders’ equity as a result of sales of assets at incompatible prices. The claim was judged to be unfounded at the lower court. The Appellate decision by the Court of Justice of the State of São Paulo affirmed the judgment for defendant. A special appeal filed is pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Illiquid

Lawsuit No. 583.00.2001.076875-7

a.	Court: 3rd Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Lower Court
c.	Filing date:07.05.2001
d.	Parties to the proceedings: Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian, and Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A. vs. Unibanco – União de Bancos Brasileiros S/A, Caixa Geral de Depósitos S/A, and Caixa Brasil Participações S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: This lawsuit alleges abuse of power by the controlling shareholder, considering the dilution of the ownership interest in Banco Bandeirantes and the subsequent delisting of the bank without a prior public offering. Favorable judgment to the defendant. A motion for clarification filed by the plaintiffs was dismissed and that one filed by the defendant was granted. A possible appeal to be filed by the plaintiffs is awaited.
g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Amount not stated

Lawsuit No. 583.00.1998.940258-0

a.	Court: 15th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Appellate Court
c.	Filing date:03.25.2002
d.	Parties to the proceedings: Hélio Caretoni vs. Banco Bandeirantes S/A, Caixa Geral de Depósitos S/A, Unibanco – União de Bancos Brasileiros, and Caixa Brasil Participações S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: Action seeking to force the execution debtors to calculate the amounts due in order to be able to exercise the call option with respect to 50,000 preferred shares in Banco Bandeirantes. The execution is based on an agreement under which Caixa Brasil (the parent company of Banco Bandeirantes) conferred upon certain minority shareholders (including the plaintiff) the right to exercise put and call options relating to shares resulting from capital increases proportionally to their equity positions. Appeal granted in favor of illegitimacy. The appeal filed by the plaintiff was denied. Request to hear the special appeal by the plaintiff was denied. The special appeal dismissed by a one judge’s ruling, as it was untimely filed. Internal interlocutory appeal denied.

37

g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Amount not stated

Lawsuit No. 583.00.2009.229.838-5

a.	Court: 39th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Appellate Court
c.	Filing date:02.05.2010
d.	Parties to the proceedings: S/A Philomeno Indústria e Comércio, and Panamá Empreendimentos e Participações vs. Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: Stockholder seeks damages on the grounds of having been precluded from exercising his right as a stockholder. The action was dismissed as being defective, because the relief sought by the plaintiff was not specific. The Appellate Court of São Paulo, in spite of having accepted the generic relief, has dismissed the case with prejudice, as it was time-barred. The special appeal was not admitted. The bill of review of the special appeal is awaiting decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Amount not stated

4.4.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.4

There are no proceedings in item 4.4 with amounts provided for.

4.5. With respect to the confidential relevant proceedings in which the Issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and inform the amounts involved

The Issuer and its subsidiaries are not party to any confidential proceedings that are considered significant.

4.6. Describe any repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively relevant, to which the issuer or its subsidiaries are party, specifying labor, tax and civil claims, among others, and indicating:

a) Amounts involved

Civil Proceedings

At December 31, 2015, the total amount of the provision for civil claims, including government monetary stabilization plans, was R$5,227 million.

Tax Claims

In relation to taxes, the Conglomerate has a number of claims in which the levying of service tax (ISS) is challenged and for which a provision of R$946 million was recorded at December 31, 2015.

38

Labor Claims

The amounts involved in connection with labor claims with chance of possible loss are not accrued. The total risk estimated at December 31, 2015 was R$828,672 thousand.

b) Action by the issuer or its subsidiary that caused this contingency

The Issuer is not a party to any repetitive or connected legal, administrative or arbitration proceedings that are together significant.

Below see to these such proceedings related to the Issuer’s financial subsidiary companies.

Civil Proceedings

Litigations arising from government monetary stabilization plans

We are defendants in a number of standardized lawsuits filed by individuals in respect with monetary stabilization plans to combat hyperinflation implemented by the Brazilian federal government (“MSP”). We record provisions for such claims upon service of process for a claim.

In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. We record provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court, or STF, has issued some decisions in favor of savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has decided that the bills were constitutional. In order to help along a final and unappealable ruling for the savings accounts, the Confederação Nacional do Sistema Financeiro, or Consif, an association of Brazilian financial institutions, filed a special proceeding with the STF (Arguição de Descumprimento de Preceito Fundamental nº 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it pronounces a final decision. However, judgment by the Federal Supreme Court is not scheduled, since, for the moment, due to the impediment of some of its judges, there is insufficient quorum to decide on the issue.

In addition, the Superior Court of Justice, or STJ, the highest court responsible for deciding cases relating to federal laws, is expected to imminently rule on several aspects that will directly determine the amount due, in case the STF rules against the constitutionality of the MSPs. The most relevant of such decisions will address the following: (i) the accrual of compensatory interests on the amount due to the plaintiff, in filings that carry no specific claim to such interests; (ii) the initial date of default interests, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period. In significant trials held over 2015, the STJ ruled that: (i) the inclusion of compensatory interest in the calculation of execution amounts will not admissible, in case no adverse judgment was ruled accordingly; and (ii) no compensatory interest will be paid to savers after the closing date of the savings accounts is proven. The thesis that inflation-adjusted losses may be included in plans subsequent to those challenged by the lawsuit, as full monetary adjustment for the debit, even without the saver’s express request, was also consolidated. The STJ also ruled that the term for filing class actions expired five years of the date of the MSP implementation. As a consequence, numerous class actions were extinct by the Judiciary as a result of such ruling.

39

Other civil proceedings

In addition to lawsuits arising from government monetary stabilization plans, we are defendants in a number of civil proceedings resulting from the normal course of business. At the moment it is not possible to estimate the amounts involved in these claims due to the nature of the issues being challenged. However, we believe that any possible liabilities in connection with such claims will not have a significant adverse impact on our financial position or results.

Tax Claims

ISS Leasing – place of service provision/calculation basis

Companies that carry out leasing operations within the Itaú Unibanco Conglomerate pay ISS to the municipality where the service provider is located, which is effectively where the leasing activity is carried out, specifically the assessment and approval of credit and monitoring of agreements, pursuant to tax legislation in force.

Several Itaú Unibanco conglomerate companies were assessed and became parties to execution proceedings due to the non-payment of ISS on lease operations in other 300 municipalities where the leased asset is chosen and handed over to the lessee. The calculation basis used in the tax assessment is usually higher than the consideration for the lease. The place where the service is provided and the calculation basis are challenged in these claims.

The matter was found in favor of the banks by the Superior Court of Justice for the procedures for the settlement of repetitive appeals, and an appeal to the Federal Supreme Court is still pending. Once the leading case is judged, the decision will be applicable to all similar cases submitted to the Superior Court of Justice or lower courts.

Pursuant to CVM Resolution No. 489/2005, no provision was recorded, since the chance of loss is considered remote in these cases, and based on the decision of the Superior Court of Justice favorable to the taxpayers as mentioned above.

ISS Financial Activity

The financial institutions of the Itaú Unibanco conglomerate pay ISS on income resulting from the effective provision of services, such as checking account opening fees and credit card management fees. On the other hand, they are assessed and become parties to tax foreclosures collecting the payment of the municipal tax on other income that is typical of financial activity, such as income from financial operations. The conglomerate believes that the assessed income should not be characterized as service provision or be included in the mandatory list of services attached to Supplementary Law No. 116/03, and therefore the collection of ISS is illegal.

Labor Claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): the expected loss amount is determined and accrued monthly according to the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the de facto and de jure characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued. Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowances, pension plan supplements and other matters are discussed.

40

4.6.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.6

Civil Proceedings

At December 31, 2015, the total amount of the provision for civil claims, including government monetary stabilization plans, was R$5,227 million.

Tax Claims

In relation to taxes, the Conglomerate has a number of claims in which the levying of service tax (ISS) is challenged. For item 4.6, a provision of R$946 million was recorded at December 31, 2015.

Labor Claims

The amounts involved in connection with labor claims with chance of possible loss are not provided for. The total risk estimated at December 31, 2015 was R$828,672 thousand.

4.7. Describe other relevant contingencies that are not included in the previous items

We refer to Note 12 to our Consolidated Financial Statements at December 31, 2015, as published, which shows there are provisions for tax contingencies and legal obligations in place totaling R$7,500,534 thousand (R$3,239,293 thousand for contingencies and R$4,261,241 thousand for legal obligations), provisions for civil contingencies amounting to R$5,226,944 thousand, provisions for labor claims amoutning to R$6,131,853 thousand, and for other contingencies the total amount is R$134,818 thousand.

The main issues related to the provisions for tax and social security lawsuits are described below:

		R$(thousands)
Tax	Issue	Amount
CSLL	Isonomy: As the CSLL rate for financial and insurance companies was increased to 15%, we challenge the unconstitutionaly of the Article of such law, and, by isonomy, claim that this tax should be levied at the regular rate of 9%.	1,098,160
INSS	Accident Prevention Factor (FAP): The legality of FAP and inconsistencies carried out by INSS upon calculation are challenged.	834,203
PIS/COFINS	Calculation basis: we defend the levy of contributions on billing, which is construed as revenue from sales of goods and services.	613,201
IRPJ/CSLL	Profits earned abroad: we claim the calculation basis for levy of these taxes on profits earned abroad and argue the non-applicability of Normative Instruction of Federal Revenue Services (SRF) No. 213-02 to the extent it exceeds the legal text;.	559,164

In addition to the balances provided for, Note 12 to our financial statements states the balances of labor contingencies assessed as possible losses amounting to R$828,672 thousand, as well as civil contingencies assessed as possible losses amounting to R $2,459,520 thousand, and tax contingencies assessed as possible losses totaling R$16,165,417 thousand, which is explained by the main theses described below.

41

Main Possible Loss Theses - Tax Contingencies

		R$( thousands)
Tax	Issue	Amount
INSS	Non-wage amounts: we defend the non-levy of this tax on these amounts, mainly profit sharing, income, stock-option plans, transportation vouchers and flat bonuses.	4,429,167
IRPJ/CSLL	Deduction – Goodwill: deductibility of goodwill on acquisition of investments with expected future profitability, of this amount, R$611,833 are guaranteed in company purchase contracts.	2,867,449
IRPJ/CSLL/PIS/COFINS	Rejection of the Offset Request: the liquidity and certainty of the offset credit are being analyzed.	1,364,627
IRPJ/CSLL	Interest on capital: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian longterm interest rate (TJLP) levied on stockholders’ equity for the year and for prior years..	1,300,164
ISS	Banking activities: we understand that banking activities are not mixed up with services and/or that they are not mentioned in Supplementary Law No. 116/03 or in Decree-Law No. 406/68.	960,452

There are no other relevant contingencies in the case of the Issuer.

4.8. For the rules of the foreign issuer’s country and the rules of the country in which the foreign Issuer’s securities are held in custody, if different from the original country, please identify:

a) Restrictions imposed on the exercise of political and economic rights

Not applicable; Brazil is the Issuer’s country of origin.

b) Restrictions on outstanding securities and their transfer

Not applicable; Brazil is the Issuer’s country of origin.

c) Cases for the cancellation of registration, as well as of rights of the holders of securities in this situation

Not applicable; Brazil is the Issuer’s country of origin.

d) Cases where the holders of securities will have the preemptive right to subscribe shares, stock-backed securities or securities convertible into shares, and the respective conditions to exercise this right, or cases where this right is not guaranteed, if applicable

Not applicable; Brazil is the Issuer’s country of origin.

e) Other issues of interest to investors

Not applicable; Brazil is the Issuer’s country of origin

42

ITEM 5. RISK MANAGEMENT AND INTERNAL CONTROL POLICY

5.1. In relation to the risks indicated in item 4.1, inform:

a) whether the issuer has a formal risk management policy, informing, if so, the approving body and the approval date, and, if not, the reasons why the issuer has not adopted such a policy

Credit Risk

In line with the principles of CMN Resolution No. 3,721, we have a credit risk management structure and institutional policy (HF 31 – CREDIT RISK MANAGEMENT AND CONTROL), approved by our Board of Directors, applicable to all companies and subsidiaries in Brazil and abroad. This policy is disclosed on the corporate portal and a summary may be viewed on “Public Access Report – Credit Risk”, on website www.itau.com.br/investor-relations, under Corporate Governance, Rules and Policies.” HF 31 was updated and published on November 18, 2015, after being approved by the Board of Directors.

Operational Risk

Itaú Unibanco has a risk management policy disclosed on the corporate portal, (HF 06 – RISK AND CAPITAL MANAGEMENT), aimed at establishing the risk management governance controlled by the Finance and Risk Management and Control Area of Itaú Unibanco Holding S.A. This policy was updated and published on June 1, 2015 after being approved by the Board of Directors, through the CGRC (Risk and Capital Management Committee) (approved on August 27, 2015). Additionally, we have an operational risk management policy (HF-19 – INTEGRATED MANAGEMENT OF OPERATIONAL RISK, INTERNAL CONTROLS AND COMPLIANCE), aimed at establishing the guidelines associated with the management framework of the Operational Risk, Internal Controls and Compliance, updated and published on October 5, 2015 by the Board of Directors (aproved on May 31, 2015).

Liquidity Risk

Itaú Unibanco has a risk management policy disclosed on the corporate portal, (HF 25 – LIQUIDITY RISK MANAGEMENT AND CONTROL POLICY), aimed at establishing the liquidity risk management governance controlled by the Finance and Risk Management and Control Area of Itaú Unibanco Holding S.A.

This policy was updated and published on February 23, 2016, after being approved by the Board of Directors on January 28, 2016.

Risk and Capital Management

We understand the risk and capital management as essential to optimize the use of resources and to select the best business opportunities, seeking to maximize value creation for stockholders.

Our risk management process:

•  identifies and measures existing and potential risks to our positions;

•  approves risk management and control institutional policies, procedures and methodologies consistent with the directives from, and approved by, the Board of Directors;

•  seeks the best risk-return ratios for Itaú Unibanco’s portfolio management.

43

The risk identification process purpose is to map internal and external risk threats that may affect the business’ and supporting units’ strategies, potentially impacting Itaú Unibanco’s results, capital, liquidity and reputation.

The risk management processes permeate the entire institution and are aligned with the Board of Directors and the Senior Management directives, which, through the Committees and Superior Commissions, described below, define the overall objectives by setting targets and limits for business units. The capital management and control units, in turn, support our management through monitoring and analyzing risk and capital processes.

Our risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the best practices of the market. Control of credit, market, liquidity, operational, and underwriting risks is performed in a centralized manner by an independent unit, in order to ensure that such risks are managed pursuant to our risk appetite and our existing policies and procedures. This independent unit is also responsible for centralizing our capital management. Centralized control is intended to provide the Board of Directors and senior management with a global view of our exposures to risks, as well as with a prospective view of our capital adequacy, so as to optimize and expedite corporate decisions.

We manage proprietary information technology (IT) systems to comply with capital reserve requirements, as well as for risk measurement purposes, following regulations and regulatory models. We also coordinate actions among different units to verify compliance with qualitative and quantitative requirements established by relevant authorities to maintain the minimum required capital and monitor risks.

Please refer to item 10.6.a for more details on adherence to criteria defined by COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control.

Risk Management

Credit Risk

Credit risk is the possibility of losses due to the failure by the borrower, issuer or counterparty to perform their respective financial obligations under agreed upon terms, the devaluation of a credit agreement arising from a deterioration of the risk rating of the borrower, issuer or counterparty, the reduction of earnings or remuneration, and the benefits granted upon renegotiation or the recovery costs.

Our credit risk management and control structure establishes limits and risk mitigation mechanisms, in addition to processes and instruments to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts of potential changes in the economic environment. The Bank’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country.

Our credit risk management is the primary responsibility of all Business Areas and is aimed at maintaining the quality of the credit portfolio at levels consistent with the institution’s risk appetite, for each market segment in which it operates. The Business Units are mainly responsible for:

•           following up and closely monitoring the portfolios under their responsibility;

•           granting credit in accordance to the authority levels, market conditions, macroeconomic prospects, changes in markets and products and the effects of sector and geographic concentrations; and

•           managing credit risk adopting actions that provide sustainability to their business. Our credit policy is developed based on internal factors, such as borrower rating criteria, performance and evolution of portfolio, default levels, return rates, and allocated economic capital, and on external factors related to the economic environment, interest rates, market default indicators, inflation and changes in consumption levels.

We have a structured process to maintain a diversified portfolio, which is considered appropriate by the institution. Concentration levels are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the breach of established limits.

Our credit risk management governance is conducted through corporate bodies, which act primarily by assessing competitive market conditions, setting credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional policies on credit risk management, is also responsibility of this structure.

44

The centralized control of credit risk is carried out by an independent executive area segregated from the business units and responsible for risk control, as required by the current regulation. For the credit risk control process, the main responsibilities of the risk management centralized control area are:

•           monitoring and controlling the performance of the loan portfolios in accordance with the limits approved by senior management;

•           conducting a centralized control of the credit risk area, segregated from the other business units;

•           managing the process of preparation, review and approval of institutional policies applied to credit risk, as provided for regulatory guidelines;

•           assessing the credit risk of operations at the authority levels appointed by the credit commissions.

The policies and products’ evaluation process enables Itaú Unibanco to identify potential risks in order to ensure that credit decisions make sense from an economic and risk perspective.

The centralized process for approving credit policies and validating models ensures the synchronization of credit actions.

The credit rating for wholesale transactions is based on information such as the economic and financial condition of a potential borrower, its cash-generating capabilities, its relevant affiliated parent and companies and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case -by-case basis by adopting a mechanism based on authority levels. The economic groups involved in high-profile anti-corruptions investigations that are our clients may have their economic and financial condition impacted, with adverse effects on their ability to honor obligations, thus impacting their credit ratings and, consequently, the accrual level and potential losses related to these groups.

With respect to retail transactions (individuals, small and middle-market companies), ratings are assigned based on statistical application (in the early stages of Itaú Unibanco’s relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. Decisions are made based on these models, which are continuously monitored by an independent structure. Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable authority levels.

Additionally, the risk assessment of both the retail and the wholesale segments incorporate client’s debts both to Itaú and the market.

Itaú Unibanco rates government securities and other debt instruments according to their credit quality with the purpose of managing exposures.

We seek to strictly control the credit exposure to clients and counterparties, taking actions to remediate occasional situations in which the actual exposure exceeds targeted levels. Accordingly, we may seek the enforcement of contractual provisions, such as the right to demand early payment or require additional collateral.

We count on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, including: (i) country risk governance; (ii) country ratings; (iii) credit limits for specific countries; (iv) limits monitoring; and (v) actions for limit breaches.

In line with the principles of CMN Resolution No. 3,721, we have a credit risk management structure and institutional policy, approved by the Board of Directors, applicable to all companies and subsidiaries in Brazil and abroad.

The document “Public Access Report – Credit Risk”, detailing the guidelines set forth by the institutional market risk management policy can be found on the website www.itau.com.br/investor-relations under Corporate Governance, Rules and Policies.

Operational Risk

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems, or from external events that affect the achievement of strategic, tactical or operational objectives. It includes the legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by us.

Internally, we classify the following as operational risks:

45

•           Internal fraud;

•           External fraud;

•           Labor demands and deficient security in the workplace;

•           Inadequate practices related to clients, products and services;

•           Damages to physical assets or assets in use by Itaú Unibanco;

•           Interruption of our activities;

•           Failures in information technology systems; and

•           Failures in the performance, compliance with deadlines and management of our activities.

In line with the principles of CMN Resolution No. 3,380 and BACEN Circular No. 3,647, we have an operational risk management structure and institutional policy, approved by our Board of Directors, applicable to all companies and subsidiaries in Brazil and abroad.

The operational risk management structure is composed of activities of operational risk control and management, the purpose of which is to support the institution in the decision-making process, seeking the proper identification and assessment of risks, value creation for stockholders, and the protection of our assets and our image.

We have a governance process structured based on discussion forums and corporate bodies, which, in turn, report to the Board of Directors, and on well-defined roles and responsibilities to reinforce the segregation among the business, management and control activities. This structure is intended to ensure independence between units and, consequently, informed decisions with respect to risks. This independence is reflected in the risk management carried out on a decentralized basis under the responsibility of the business units, and in the centralized control carried out by the operational risk and internal control and compliance units by means of methodologies, training and certification of the control environment on an independent basis.

The management structure seeks to identify, prioritize, and respond to any operational risks, monitor and report management activities, in order to ensure the quality of the control environment in conformity with internal guidelines and applicable regulations. The managers of our executive units use corporate methodologies built and made available by the internal control, compliance and operational risk departments. Among the methodologies and tools used are the self-evaluation and the map of the organization’s prioritized risks, the approval of processes, products, and systemic developmetn projects, the monitoring of key risk indicators and the database of operational losses, ensuring a single framework for the management of processes, systems, projects and new products and services.

The operational risk management includes the conduct risk, and related mitigating actions comprise the assessment of product design (suitability) and incentive models. Fraud prevention-related actions are carried out by the inspectorship area, irrespective of origin, and specific cases may be addressed by the risk, integrity and ethics committees.

Within the management process governance, consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to our business unit executives.

Noteworthy is the dissemination of the risk and control culture to employees through training, which is an important pillar aimed at providing a better understanding of the matter and plays a relevant role in risk mitigation.

The document “Public Access Report – Operational Risk”, a summarized version of the institutional operational risk management policy, can be found on the website www.itau.com.br/investor-relations under Corporate Governance, Rules and Policies.

Crisis Management and Business Continuity

The purpose of Itaú Unibanco’s Business Continuity Program is to protect its employees, ensure the continuity of the critical functions of its business lines, safeguard revenue and sustain both a stable financial market in which it operates and the trust of its clients and strategic partners in the provision of products and services.

It is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and can be divided into two key elements:

•           Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to our image and reputation with respect to our employees, clients, strategic partners and regulators. Our crisis management structure has a command center that constantly monitors daily transactions, as well as media channels in which we are mentioned. Crisis management is successfully handled by our focal agents, who are representatives appointed by our business units and that work in the monitoring of potential problems, resolution of crises, business continuity, improvement of processes and search for preventive actions;

46

•           Business Continuity Plans (BCP): procedures and information developed, consolidated and maintained so they are available for use in possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the fast and safe resumption of operations, Itaú Unibanco has defined in its BCP corporate-wide customized actions for its lines of business, including by means of:

-           Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;

-           Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of critical business units in emergency situations.

-           Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; and

-           Process Contingency Plan: alternatives for carrying out the critical processes identified in each of our business units.

In order to keep continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to understand the organization:

•           Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. The business environment resumption priorities are defined through this analysis.

•           Threats and Vulnerabilities Analysis (TVA): identification of threats to the locations where the buildings used by Itaú Unibanco are located. The efficiency of controls is evaluated against potential threats to identify vulnerabilities, strengthening of solutions and establishment of new controls.

Liquidity Risk

Liquidity risk is defined as the likelihood that an institution will not be able to effectively honor its expected and unexpected current and future obligations, including those from guarantee commitments, without affecting its daily operations and not incurring significant losses.

The liquidity control risk is carried out by an independent group of the business units and is responsible for determining the composition of the reserve, proposing assumptions for the performance of cash flows, identifying, assessing, monitoring, controlling, and reporting on a daily basis the exposure to liquidity risk in different timeframes, proposing and monitoring liquidity risk limits in accordance with the institution’s risk appetite, communicating any mismatches, considering the liquidity risk on an individual basis in the countries where Itaú Unibanco operates, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations, as well as reporting on the information required by the regulatory bodies. All activities are subject to assessment by the independent validation, internal controls and audit departments.

The liquidity risk measurement comprises all financial operations of our companies, as well as possible contingent or unexpected exposures, such as those derived from settlement services, provision of sureties and guarantees, and credit lines contracted but not used.

The policies of liquidity management and associated limits are established based on prospective scenarios, reviewed from time to time, and on definitions from senior management.

The document “Public Access Report – Liquidity Risk”, detailing the guidelines set forth by the institutional liquidity risk management policy can be found on the website www.itau.com.br/investor-relations under Corporate Governance, Rules and Policies.

We manage and control the liquidity risk on a daily basis, through governance approved at corporate bodies, which, among other things, provides for minimum liquidity limits to be adopted, sufficient to absorb possible cash losses under situations of stress, measured by both in-house and regulatory calculation methodologies.

47

As from October 1, 2015, a minimum Liquidity Coverage Ratio (LCR) has been required of banks with total assets exceeding R$100 billion, which is calculated on an individual or consolidated basis for institutions that are part of a Prudential Conglomerate. This indicator is calculated as required by the Central Bank of Brazil, in line with international guidelines.

As required by BACEN Circular Letter No. 3,724, Itaú Unibanco has, since October 2015, monthly sent to BACEN a disclosure requirement for the LCR. As from the second quarter of 2016, this information will be publicly disclosed, in accordance with BACEN Circular No. 3,749.

The table below shows the schedule for introduction of LCR, with a minimum requirement of 60% as from October 2015, rising gradually to 100% in January 2019.

Timetable for limits to be observed	From January 1st
	2015		2016	2017	2018	2019
Liquidity Coverage Ratio (LCR)	60	%(1)	70%	80%	90%	100%

 (1)   From October 1st 2015

Additionally, and pursuant to the requirements of CMN Resolutions No. 4,090 and BACEN Circular No. 3,749, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•           Different scenarios for liquidity projections;

•           Contingency plans for crisis situations;

•           Reports and charts to enable monitoring risk positions;

•           Assessment of funding costs and alternatives;

•           Tracking the sort of funding sources through an ongoing control of funding sources considering counterparty type, maturity and other aspects.

Social and Environmental Risk

In business management, we continuously take into consideration the potential of the risk of losses due to exposure to social and environmental events arising from the performance of our activities. These events arise from our direct operation, which, on its own, has an impact on the environment or human health.

The document “Public Access Report – Policy for Sustainability and Social and Environmental Responsibility”, detailing the guidelines set forth by the institutional social and environmental risk management policy can be found on the website www.itau.com.br/investor-relations under Corporate Governance, Rules and Policies.

In the governance of social and environmental issues, we have the Social and Environmental Risk Committee, whose purpose is to establish the governance for social and environmental risk issues for the entire institution. We have developed many internal processes aimed at the management, control and mitigation of events that may lead to the occurrence of social and environmental risk, and incorporated this variable into different existing processes.

We consistently seek to evolve in the management of the social and environmental risk, always paying attention to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, we have assumed and incorporated into our internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Noteworthy are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Pacto Nacional para Erradicação do Trabalho Escravo (National pact for eliminating compulsory labor), among others. Our efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as benchmark in Brazil and abroad, as shown by our recurring presence in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and in Brazil, such as the Corporate Sustainability Index, in addition to the many awards we have received.

Reputational Risk

We define reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting our capability to maintain existing commercial relations, start new business and continue to have access to financing sources.

48

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, our governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of operations and the analysis of new products.

We believe that our reputation is extremely important for achieving long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of our stakeholders.

Accordingly, to gain a formidable reputation and avoid negative impacts on the perception of our image by the many stakeholders, the treatment given to the reputational risk is structured by many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks to which the institution is, or might be, exposed. Among them are:

•	Risk appetite framework;
•	Process for the prevention and fight against the use of Itaú Unibanco in unlawful acts;
•	Crisis management and business continuity process;
•	Processes and guidelines for governmental and institutional relations;
•	Corporate communication process;
•	Brand management process;
•	Ombudsman office’s initiatives and commitment to client satisfaction;
•	Ethics guidelines and corruption prevention.

Regulatory Risk

Regulatory risk is considered at Itaú Unibanco as the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the implementation of actions directed at adherence to regulatory requirements.

We have a structured and consistent flow for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies. The structure and flow for addressing the regulatory risk are composed of: (i) monitoring of legislative bills, notices and public consultation; (ii) recognition of new rules and definition of action plans for compliance with rules; (iii) relationship with regulators; (iv) monitoring of action plans; (v) prioritization of risks; and (vi) control of compliance with legal decisions on class actions and Conduct Adjustment Instruments (TAC).

Model Risk

Our risk management has proprietary models for risk management that are continuously monitored, and reviewed whenever necessary, aiming at ensuring effectiveness in strategic and business decisions.

Model risk is defined as the risk that arises from the models used by Itaú Unibanco not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed. This risk may materialize mainly as a result of methodological inadequacies during its development or the use in different situations from those modeled.

We use the best market practices to manage the model risk to which we are exposed during the entire lifecycle of a model and the stages of which may be classified into four main ones: development, implementation, validation and use. The best practices that mark the model risk control at the institution include: (i) quality certification of database used, (ii) application of a list of essential steps during the development of the model, (iii) conservative approach in our decision making, as applied to our models, (iv) use of external benchmarks, (v) approval of results generated in the model´s implementation, (vi) independent validation unit, (vii) validation, (viii) assessment of a model´s impact once in use and (ix) monitoring of performance, and (x0 monitoring of distribution of explanatory variables and final score.

49

Country Risk

Country risk is defined as the risk of losses arising from noncompliance with the financial obligations in the terms agreed upon by borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located or of political, economic and social events related to that country.

In order to properly address country risk, we have a specific process structure aimed at ensuring that the risk is managed and controlled. These processes include: (i) country risk governance; (ii) establishment of country ratings; (iii) determination of limits for countries; and (iv) monitoring of limits and treatment of noncompliance.

Business and Strategy Risk

We define the business and strategy risk as the risk of a negative impact on our financial results or capital as a consequence of the lack of strategic planning, the making of adverse strategic decisions, our inability to implement the proper strategic plans and/or changes in its business environment.

Since business and strategic risk can directly affect the creation of value and the feasibility of our bank, we have implemented various mechanisms to ensure that both the business and the strategic decision making processes follow proper governance standards, have the active participation of officers and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio.

Insurance, Pension Plan and Capitalization Risk

Products that comprise the portfolios of insurance companies of Itau Unibanco are related to life and casualty insurance lines, as well as pension plans and capitalization products. Accordingly, we understand that the main risks inherent in these products are:

•	Underwriting risk is the possibility of losses arising from insurance, pension plans and capitalization opeations that go against the organization’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
•	Market risk is the possibility of losses resulting from fluctuations in the market values of assets and liabilities that comprise the technical actuarial reserves;
•	Credit risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial or reinsurance assets;
•	Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and capitalization operations;
•	Liquidity risk in insurance operations is the possibility of the institution not being able to timely honor its obligations to policyholders and beneficiaries due to lack of liquidity of the assets comprising the actuarial technical reserves.

In line with good national and international practices and to ensure that risks arising from insurance, pension plan and capitalization products are properly identified, measured, evaluated, reported and approved in relevant forums, we have a risk management framework, whose guidelines are established in institutional policies, approved by the Board of Directors, applicable to companies and subsidiaries exposed to the insurance, pension plan and capitalization risk in Brazil and abroad.

The insurance, pension plan and capitalization risk management process is based on defined responsibilities between the control and business areas, ensuring that they are independent from each other and focusing on the special nature of each risk, according to the guidelines established by Itaú Unibanco.

50

As part of the risk management process, there is a governance structure where decisions may be made by corporate bodies, thus ensuring compliance with a number of regulatory and internal requirements, as well as balanced decisions in connection with risks.

Our aim is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent in the long term.

Liabilities for long-term products, which result in projected future benefits flows, are mapped in detail by using actuarial premises every year. This mapping enables Asset Liability Management models are used to define the best makeup of the asset portfolio so as to neutralize the risk of this type of product, taking into account their economic and financial viability in the long term. Portfolios of collateral assets are rebalanced periodically according to changes in market prices, the company’s liquidity requirements and changes in the characteristics of liabilities.

Capital Management

The Board of Directors is our highest authority with respect to capital management, responsible for monitoring capital adequacy, approving the Internal Capital Adequacy Assessment Process (ICAAP) report, and analyzing the results of the independent validation of ICAAP’s models and processes, performed by our internal controls and model validation teams, as well as for approving our institutional capital management policy and the guidelines about the conglomerate’s capitalization level. Additionally, the conclusions of and points of attention raised by auditors on capital management processes are submitted to the Board of Directors.

ICAAP is a process aimed at evaluating our capital adequacy level by identifying material risks, defining additional capital requirements for material risks and internal methodologies to quantify capital, preparing a capital plan, both under normal and stress situations, and structuring a capital contingency plan. In order to independently validate the effectiveness of ICAAP’s processes and models, our internal controls team is responsible for evaluating our governance framework, processes, policies and monitoring and reporting activities. Our team responsible for the technical validation of models analyzes the documentation, data, methodology, performance and the use of the models involved.

The risk assessment and capital calculation methodologies, as well as capital-related documents and topics, are evaluated by senior management committees before its submission to the Board of Directors.

In the capital management context, we prepare a capital plan consistent with our strategic planning and designed to maintain an adequate and sustainable capital level, taking into account analyses of the economic, competitive and political environment, in addition to other external factors. The capital plan is also approved by the Board of Directors and comprises:

•	Our short- and long-term capital goals and projections, under normal and stress scenarios, according to the Board of Directors’ guidelines;
•	Description of main sources of capital; and
•	Our contingency capital plan, including actions to be taken in the event of a potential capital deficiency.

As part of our capital planning, extreme market conditions are simulated, emulating serious events, in order to identify potential capital restrictions. Stress scenarios are approved by the Board of Directors, and their impacts on capital are included when devising our businesses and capital strategy and positioning.

Complementing the calculation of capital to cover the risks of Pillar 1 (credit, market, and operational risks), we have developed mechanisms to identify and analyze the materiality of other risks assumed by us, in addition to methodologies for assessing and quantifying additional capital requirements to cover such risks.

In order to provide the necessary information for our officers and Board of Directors to make decisions, managerial reports are prepared and presented at committee meetings, where committee members are informed about our capital adequacy and projections of future capital levels in normal and stress situations.

51

Minimum requirements

Our capital minimum requirements are expressed as ratios of the capital available stated by the Referential Equity (PR), or Total Capital, and risk-weighted assets, or RWA. These are consistent with a set of resolutions and circulars disclosed by the CMN and the Central Bank of Brazil since 2013, implementing in Brazil the global capital requirement standards known as Basel III.

The PR consists of the sum of Tier 1 and Tier 2 Capital, as defined by CMN resolutions. The total RWA is determined as the sum of the risk-weighted asset amounts for credit, market, and operational risks based on standardized approaches.

The required minimum Total Capital ratio is 11% between October 1, 2013 and December 31, 2015, reducing gradually to 8% on January 1, 2019. To counteract this, the BACEN rules call for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, together with the requirements mentioned in the preceding paragraph, increase capital requirements over time and define new requirements to qualify instruments eligible for Tier 1 or Tier 2 Capital. Additionally, these rules introduce a gradual reduction of the eligibility of the instruments issued pursuant to the previous related regulation, which is still in force.

Composition of Capital

Pursuant to current regulations, our Referential Equity (PR), used to monitor compliance with the capital requirements imposed by the Central Bank, is the sum of Tier 1 Capital and Tier 2 Capital, according to which:

•	Common Equity Tier 1 Capital: consists of capital stock, certain reserves and retained earnings, net of deductions and regulatory adjustments;
•	Additional Tier 1 Capital: consists of instruments of a perpetual nature, which meet eligibility requirements; and
•	Tier 2: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.

In accordance with applicable Brazilian regulations, we must maintain our Total Capital (PR), Tier 1 Capital and Common Equity Tier 1 Capital ratios above the minimum regulatory requirements. The RWA used for assessing these minimum regulatory requirements can be determined by adding the portions, as follows:

	Credit Risk		Market Risk		Operational Risk
RWA =	RWACPAD	+	RWACAM + RWAJUR + RWACOM + RWAACS	+	RWAOPAD

•	RWACPAD = portion related to exposures to credit risk;
•	RWACAM = portion related to the exposures in gold, foreign currencies, and assets subject to foreign exchange rate variations;
•	RWAJUR = portion related to exposures subject to variations of interest rates, interest coupons and coupon rates and classified in the trading portfolio;
•	RWACOM = portion related to exposures subject to variations in commodity prices;
•	RWAACS = portion related to exposures subject to variations in equities prices and classified in the trading portfolio; and
•	RWAOPAD = portion relating to the calculation of operational risk capital requirements.

52

Capital Adequacy

Itaú Unibanco, through ICAAP, aims at ensuring sufficiency of capital to cover credit, market and operational risks, which are represented by the minimum capital required and coverage of other risks we consider material.

In order to ensure capital strength and availability to support business growth, we maintain PR levels above the minimum levels to minimize the exposure to risks, according to the Basel ratio (as described below), and Common Equity Tier I, Additional Tier I Capital and Tier II ratios (calculated, respectively, by dividing Common Equity Tier 1, Additional Tier 1 Capital and Tier 2 Capital by total RWA).

At December 31, 2015, our Total Capital (PR) at the Prudential Conglomerate level reached R$128,465 million, a decrease of R$1,325 million compared to December 31, 2014, at the Financial Conglomerate level, mainly driven by the decrease in our Tier II Capital.

	(In millions f R$)			(%)
	Prudential	As of December 31,
	Conglomerate	Financial Conglomerate		Variation
Capital Composition	2015	2014	2013	2015-2014	2014-2013
Tier 1 Capital(1)	101,001	96,232	87,409	5.0	10.1
Common Equity Tier 1 Capital(2)	100,955	96,212	87,409	4.9	10.1
Additional Tier 1 Capital(3)	46	20	-	129.9	-
Tier 2 Capital(4)	27,464	33,559	37,734	(18.2)	(11.1)
Regulatory Capital	128,465	129,790	125,144	(1.0)	3.7
Minimum Required Regulatory Capital	79,471	84,488	83,099	(5.9)	1.7
Excess Capital in relation to Minimum Required Regulatory Capital	48,994	45,302	42,045	8.1	7.7
Risk weighted assets (RWA)	722,468	768,075	755,441	(5.9)	1.7

(1)  Comprised of the Common Equity Tier 1 Capital as well as the Additional Tier 1 Capital.

(2)  Sum of share capital, reserves and retained earnings, net from deductions and regulatory adjustments (ajustes prudenciais).

(3)  Comprised of of instruments of a perpetual nature, which meet eligibility requirements.

(4)  Comprised of debt instruments with defined maturity dates, primarily subordinated debt, which meet eligibility requirements.

Our BIS ratio (calculated as the ratio between our Regulatory Capital and the total amount of RWA) at the prudential conglomerate level reached 17.8%, on December 31, 2015, an increase compared to December 31, 2014, at the financial conglomerate, mainly explained due to a decrease in RWA. Our BIS ratio on December 31, 2015 consisted of 14.0% of Common Equity Tier 1 Capital and 3.8% of Tier 2 Capital.

			(%)
		As of December 31,
	Prudential	Financial Conglomerate
Capital Ratios	2015	2014	2013
BIS ratio	17.8	16.9	16.6
Tier 1 Capital	14.0	12.5	11.6
Common Equity Tier 1 Capital	14.0	12.5	11.6
Additional Tier 1 Capital	-	-	-
Tier 2 Capital	3.8	4.4	5.0

Our Regulatory Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios were calculated on a consolidated basis, applied to the financial institutions included in our Financial Conglomerate, up to December 31, 2014. From January 1, 2015, instead of calculating ratios for our Financial Conglomerate we calculated at the Prudential Conglomerate level, which is comprised of not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itau Unibanco Group retains substantially all risks and rewards.

b) the objectives and strategies of the risk management policy, if any, including:

i.  risks that are intended to be hedged

Credit Risk

We have a framework to control the credit risk through the compliance with applicable regulations, best market practices and a decision-making process by business units. The document “Public Access Report – Credit Risk”, detailing the guidelines set forth by the institutional credit risk management policy can be found on the website www.itau.com.br/investor-relations under Corporate Governance, Rules and Policies.

53

The credit risk management aims at maintaining the quality of the loan portfolio consistent with risk appetite levels for each market segment in which we operate. We strictly control the credit exposure to clients and counterparties, taking actions to remediate occasional situations in which the actual exposure exceeds targeted levels. We also have a specific process structure aimed at ensuring that the country risk is managed and controlled, as follows. (i) country risk governance; (ii) country ratings; (iii) credit limits for specific countries; (iv) limits monitoring; and

(v) actions for limit breaches.

The credit policy is developed based on (i) internal factors, such as borrower ratings criteria, performance and evolution of portfolio, default levels, return rates, and allocated economic capital, and (ii) external factors related to the economic environment, interest rates, market default indicators, inflation and changes in consumption levels.

For information on risk management please refer to “Risk and Capital Management - Pillar 3” on website www.itau.com.br/investor-relations, under Corporate Governance, Rules and Policies.

Operational Risk

We understand operational risk as the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events. This definition includes the legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by us.

Liquidity Risk

We seek to hedge against the likelihood that we will not be able to effectively honor our expected or unexpected current and future obligations, including those from guarantee commitments, without affecting our daily operations and not incurring significant losses.

ii. instruments used for hedging purposes

Credit Risk

We use guarantees aiming at increasing resiliencies in operations with credit risk. These guarantees can be personal or secured guarantees, legal structures with mitigating power and netting arrangements. When used for managerial purposes, to be considered as credit risk mitigation instruments, these guarantees need to comply with requirements and determinations of the regulations that govern them, whether internal or external and they need to be legally valid (effective), enforceable and regularly evaluated. Credit limits are continuously monitored and changed according to client behavior. Therefore, any potential losses represent a fraction of the amount available.

Operational Risk

We have a governance process structured based on discussion forums and corporate bodies, which, in turn, report to the Board of Directors, and on well-defined roles and responsibilities to reinforce the segregation among the business, management and control activities, thus ensuring the independence between units and, consequently, informed decisions with respect to risks. This is reflected in the risk management carried out on a decentralized basis under the responsibility of the business units, and in the centralized control carried out by the Operational Risk and Internal Control and Compliance units by means of methodologies, training, certification and monitoring of the control environment on an independent basis.

54

Among the methodologies and tools used are the self-evaluation and the map of the organization’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses. Our operational risk framework ensures a conceptual exclusive basis for the management of processes, systems, projects and new products and services.

Liquidity risk

We ensure full capacity to honor payments with respect to financial commitments assumed and we manage our liquidity reserves through estimates of funds that will be available for investments, taking into account the continuity of business in normal conditions.

Our liquidity control risk is carried out by an independent group of the business units and is responsible for determining the composition of the reserve, proposing assumptions for the performance of cash flows in different timeframes, proposing and monitoring liquidity risk limits in accordance with the institution’s risk appetite, communicating any mismatches, considering the liquidity risk on an individual basis in the countries where we operate, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations, as well as reporting on the information required by the regulatory bodies.

All activities are subject to assessment by the independent validation, internal controls and audit departments.

iii. organizational structure for risk management

Risk Governance and Capital

We established committees that are responsible for risk and capital management and report directly to the Board of Directors. Committee members are elected by the Board of Directors, the main authority with respect to risk and capital management decisions. For further information on the composition of committees please refer to website www.itau.com.br/investor- relations, under Corporate Governance, Board.

At the executive level, risks are managed by corporate committees, which are chaired by our CEO and count on the participation of our CRO. The following committees are part of our risk and capital management governance structure:

55

Risk and Capital Management Committee (CGRC): Supports the Board of Directors in the performance of its duties related to our risk and capital management by meeting, at least, quarterly and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to:

•	Decisions regarding our appetite for risk in terms of capital, liquidity, results and franchise (our brand), ensuring these aspects are in alignment with our strategy and including: acceptable levels of capital and liquidity, types of risk to which we could be exposed as well as aggregate limits for each type of risk, tolerance with respect to volatility of results and risk concentrations, general guidelines on tolerance regarding risks that may have an impact on our franchise (or the value of our brand, i.e., image risk);
•	Supervision of our risk management and control activities to ensure our adequacy to the risk levels assumed and the complexity of transactions in which we engage, as well as compliance with
•	regulatory requirements;
•	Review and approval of capital management institutional policies and strategies that establish mechanisms and procedures intended to maintain capital compatible with the risks incurred by us;
•	Determination of our minimum expected return on capital for our entire business, as well as performance monitoring;
•	Supervision of our incentive structures, including compensation, seeking to ensure their alignment with risk control and value creation objectives; and
•	Promotion and improvement of our risk culture.

Audit Committee: set up in April 2004 by the General Stockholders’ Meeting, we have a single Audit Committee overseeing all entities within the Itau Unibanco Group that are either authorized to operate by the Central Bank or that are supervised by SUSEP. The committee is responsible for overseeing the quality and integrity of our financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by our independent auditors and of work performed by our internal auditors, and the quality and effectiveness of the internal control and risk management systems.

Additionally, the Committee will, individually or jointly with the Conglomerate’s respective independent audit companies, formally communicate with the Central Bank or SUSEP, as the case may be: (i) noncompliance with the legal and regulatory provisions and internal norms that place the continuity of our companies at risk; (ii) fraud of any value perpetrated by sênior management (members of the Board of Directors and Executive Board) of our companies; (iii) significant fraud perpetrated by our employees or by third parties; and (iv) errors resulting in significant inaccuracies in our financial statements of our companies. Audit Committee meets at least four times a year convened by its President.

The Audit Committee is composed of at least three (3) and at the most seven (7) members, annually elected by the Board of Directors among its members or professionals of proven technical knowledge, consistent with the responsibilities of the committee, and at least one of the members of this Committee will be designated a Financial Expert. In the election, the independence criteria established in the Internal Charter of the Audit Committee and the applicable regulations are taken into consideration.

Superior Market Risk and Liquidity Committee (CSRML): meets on a monthly basis to set guidelines and governance for investments and market and liquidity risks regarding our consolidated positions and business lines.

The CSRML is responsible for the strategic management and control of risks, and for setting limits for market and liquidity risks, according to the authority delegated by the Risk and Capital Management Committee (CGRC).

The CSRML is also responsible for analyzing the levels of our current and future liquidity and taking steps to promote the safe and efficient evolution of our financial flows. The CSRML is responsible for discussing and establishing (i) additional liquidity and Market risks; (ii) guidelines to delegate operations and decision powers to the Market Risk and Liquidity Management Committee (CGRML); (iii) the funding policy and the policy on investments in the domestic and international financial markets; (iv) the criteria and rules on transfer pricing among companies of the conglomerate. The Audit Committee meets at least four times a year on convening by its Chairman; (v) the strategies for financing group portfolios; (vi) the guidelines and governance for market risk and liquidity in managing funds from Technical Reserves and from Insurance, Pension and Savings Bonds; and (vii) the guidelines for monitoring the balance between assets and liabilities of Closed Private Pension Entities (Foundations) associated with the conglomerate.

56

Superior Operational Risk Management Committee (CSRO): meets at least on a quarterly basis. Its chief responsibilities are: understanding the risks of our processes and business, defining guidelines for managing operating risks and assessing the results achieved by our Internal Controls and Compliance System.

Superior Products Committee (CSP): meets on a weekly basis and is the highest authority to approve our products, operations, services and related processes that do not fall under the responsibility of other committees subordinated to it. In addition, evaluates products, operations, services and processes that envolve risk to our image.

Superior Retail Credit and Collection Committee (CSCCV): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Retail Credit and Collection portfolios and strategies.

Superior Wholesale Credit and Collection Committee (CSCCA): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Wholesale Credit and Collection portfolios and strategies.

Superior Credit Committee (CSC): meets on a weekly basis. It is responsible for:

•	Analyzing and deciding on credit proposals that are beyond the authority of the Credit Committees that report to it; and
•	Reviewing decisions which were not made due to a lack of consensus at the committee immediately subordinate to it or that were submitted to it for review due to the relevance of the topic or other features.

Risk and Financial Policies Committee (CNRF): meets at least five times a year, to:

•	Review and approve, by consensus, the circulars and attachments prepared by the Risk and Finance Control and Management Area (ACGRF);
•	Recommend, for final approval by the Board of Directors, the institutional policies prepared by ACGRF; and
•	Ratify attachments approved at the appropriate authority levels.

Model Assessment Technical Committee (CTAM):

The CTAM is the highest decision-making authority for the discussion of credit and market risk models. It is composed of:

•	CTAM – Market: meets every two months or upon request for the approval and assessment of market and pricing risk models based on the opinion of the independent model validation group, suggests and monitors action plans for the validated models and monitors the performance of the market risk model our time goes by, determining new developments, if necessary
•	CTAM – Credit: meets monthly or when required. Its purpose is to approve the use of credit risk models from a technical viewpoint. Its responsibilities are: to give technical approval for the use of credit risk models; to issue the technical opinions of the Broad Validation Unit on credit risk models and on other models used in the management and/or quantification of specific risks, according to our needs and priorities; to resolve important management changes to the models in use; and to decide on conditions for the use of models, recommendations for action plans to eliminate/ minimize risks and suggestions for future models submitted by the Broad Validation Unit.

Internal Audit

At the administrative level, the Internal Audit reports to the Chairman of the Board of Directors of Itaú Unibanco Holding S.A. Its activities are overseen by the Audit Committee of the Itaú Unibanco Holding S.A., and monitored by the Superior Operational Risk Committee (CSRO).

57

The Internal Audit representation offices located in Foreign Units report at a technical level to the Audit Executive Board of Itaú Unibanco S.A., and its activities are overseen by both the Audit Committee of Itaú Unibanco Holding S.A. and local audit committees.

The Internal Audit confirms annually its professional independence to the Board of Directors’ Chairman.

Any actual or apparent impediments to independence or objectivity are reported to the Board of Directors’ Chairman and the Audit Committee.

The internal audit activities carried out and the use of the name "internal audit" in the Conglomerate are exclusive to the Audit Executive Board of Itaú Unibanco.

The Internal Audit area’s purpose is to evaluate the activities carried out by the Conglomerate, thus enabling Management to assess the adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations.

To reach its purposes, the Internal Audit’s responsibilities are to carry out audit technical activities and supplementary activities.

Frequency of meetings: Once a month with the Board of Directors’ Chairman, and semiannually with the Board of Directors.

Internal Controls

The management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements.

The internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with generally accepted accounting principles. The internal controls related to the financial statements include policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting practices adopted in Brazil (BRGAAP), and that the company's receipts and payments are only being made in accordance with the authorization of the company's management and officers; and (iii) provide reasonable assurance regarding the timely prevention or detection of any unauthorized acquisition, use or allocation of the company’s assets, which could have a significant effect on the financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not be able to avoid or detect errors. Therefore, even these controls, which had been designed to be effective, may be proven unable to prevent or detect errors. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

Management assessed the effectiveness of our internal controls related to the financial statements at December 31, 2015, and adopted the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control ("COSO") – Integrated Framework (2013) . Based on this evaluation and criteria, Management concluded that the internal controls related to the financial statements are effective with respect to December 31, 2015.

c) the adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted

The integrated management of operational risk, internal controls and compliance is in conformity with the internal policy approved by the Board of Directors, and is structured in three lines of defense:

•	1st line: represented by the business and risk control areas, it is responsible for identifying, measuring, assessing, and managing operational risk events, as well as keeping an effective control environment (including the compliance with internal and external rules).
•	2nd line: represented by the independent internal controls/ validation area, it is responsible, among others, for disclosing and ensuring the application of decisions, policies and strategies with respect to operational risk management, as well as validating policies and processes on an independent basis.

58

•	3rd line: represented by the Internal Audit Area, it is responsible, among others, for verifying, on an independent and periodic basis, the adequacy of processes and procedures for risk identification and management.

The activities of the 2nd line of defense is carried out by the Internal Controls, Compliance and Operational Risk Executive Board (DCIC), which, as it is segregated from the business and risk control areas, ensures its independence.

The 2nd line of defense carries out the validation of processes focused on identifying, measuring, assessing, monitoring and responding to the organization’s operational risks, thus ensuring that any losses and risks are kept within the limits established by the institution.

Credit Risk

The DCIC’s validation of the credit risk is supported by risk and control assessments carried out by internal control officials, as well as by the credit model validation, which are conducted by the Technical Model Validation area. Assessments are conducted over the year through risk mapping and compliance testing of the main processes with exposure to credit risk. Any weaknesses identified are recorded and forwarded to the areas in charge of the action plan for due correction.

The findings of the control environment assessments corroborate that there are credit risk management processes in place, that credit strategies and policies adhere to risk appetite guidelines, that defined authority levels are observed, and the timely monitoring of the quality of the loan portfolios are carried out.

Operational risk

The Integrated Management Model of Internal Controls, Compliance and Operational Risk aims at identifying, prioritizing and managing any possible operational risks, monitoring and reporting management activities with the purpose of ensuring the quality of the control environment adherent to the internal guidelines and regulation in force.

The monitoring of the operational risk management through control environment assessments conducted by the Internal Controls, Compliance and Operational Risk area, the dissemination of the risk management culture, the attendance and evaluation of forums for management of risks of each executive area, the monitoring of operational risk occurrences and the adherence to regulations, together with mappings, testing, indicators and walkthrough, lead to a consistent evolution in the integrated management and the quality of the Internal Controls, Compliance and Operational Risk management.

Liquidity Risk

The independent validation of the processes and controls used along the Liquidity Risk chain is carried out annually by the DCIC, 2nd line of defense, through the process mapping and testing of any existing key controls, which allow for an independent challenge. The findings of these analyses corroborate our conclusion that we have an adequate liquidity risk control environment.

5.2. In relation to the market risks indicated in item 4.2, inform:

The risk management strategy of Itaú Unibanco is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio of Itaú Unibanco;
•	Expertise to support operations in specific markets.

The Issuer’s risk management seeks the best corporate governance practices recommended by international bodies and the Basel Accord.

59

The institutional market risk management policy is a set of principles contained in the CMN regulations, and applicable to all business units and legal entities of Itaú Unibanco.

a) whether the issuer has a formal market risk management policy, informing, if so, the approving body and the approval date, and, if not, the reasons why the issuer has not adopted such a policy

Our institutional market risk management policy is a set of principles contained in the CMN regulations, and applicable to all business units and organizational entities of the Itaú Unibanco Group.

Our risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio; and
•	Expertise to support operations in specific markets.

Our market risk management process is subject to the governance and hierarchy of committees, with specific limits assigned to different portfolios and levels (for example, Banking Portfolio, Trading Portfolio, Equities Desk), as well as types of market risk (such as interest rate risk, and foreign exchange risk, among others). Daily risk reports, used by the business and control units, are also sent to senior management. In addition, our market risk management and control process is subject to periodic reviews. Our market risk control framework is responsible for:

•	providing visibility and assurance for all senior management levels that market risks assumed are in line with our risk-return objectives;
•	promoting a disciplined and informed dialogue about the overall market risk profile and its evolution over time;
•	increasing transparency as to how the business seeks to optimize results;
•	providing early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	monitoring and preventing risk concentration.

The market risk is controlled by an area independent from the business units and is responsible for performing the daily activities of: (i) risk measurement and assessment; (ii) monitoring of stress scenarios, limits and alerts; (iii) application of stress scenarios, and related analysis and tests; (iv) reporting of risk findings to responsible individuals within the relevant business unit, in accordance with our governance requirements; (v) monitoring any necessary actions to readjust positions and/or levels of risk to make them viable; and (vi) providing support for the launch of new financial products. To this end, we have a structured communication and information flow process that provides information to our Superior Committees and monitors compliance with the requirements of Brazilian and relevant foreign regulatory agencies.

Our structure of limits and alerts follows the guidelines of the Board of Directors and is approved by the Superior Market and Liquidity Risk Committee (CSRML) or proper authority level, which meets at least once a month. This structure of limits and alerts promotes the effectiveness and coverage of control and is reviewed at least annually. The framework of limits and alerts range from mapping of the aggregated risk indicators (portfolio levels) to granular limits (individual desk levels). The structure of market risk limits extends to the risk factor level, with specific limits that aim to improve the process of monitoring and understanding of the risk as well as avoid risk concentration. These limits are designed based on projections of future balance sheets, stockholders’ equity, liquidity, market complexity and volatility, and our risk appetite.

The process of setting these limit levels and breach reporting follows the procedures approved by our financial conglomerate´s institutional policies. The structured information aims at providing information for all executive levels at our institution, including the Board of Directors members through the CGRC, which meets every two months. Risk limits are monitored on a daily basis and any actual or potential breaches of limits are reported and discussed at the proper authority levels:

60

•	Within one business day, to the management of the relevant business units and to the risk control and the business unit executives; and
•	On a monthly basis, to the Superior Market and Liquidity Risk Committee (CSRML) whenever this is the proper authority level.

The market risk management is governed by the internal policies below, approved by the respective proper bodies: The Risk and Finance Policies Committee (CNRF) for policies with GR reference code, and the Board of Directors (CA) for policies with HF reference code.

Reference	Policy	Revised on
HF-8	Market Risk Control	02.23.2016
HF-21	Classification of Operations	12.07.2015
GR-49	Database Of Market And Liquidity Risks, Results And Operations	12.10.2015
GR-50	Criteria for control of operations in trading and banking portfolios	12.30.2015
GR-51	Management Of Market Risk Limits	02.22.2016
GR-53	Pricing parameters	12.29.2015
GR-54	Market Risk Backtesting	12.29.2015
GR-55	Market Risk Stress Testing	12.29.2015
GR-56	Control and monitoring of unusual operations with Treasury products	12.10.2015
GR-58	Non-standardized product treatment policy	08.31.2015
GR-60	Preparation of Market Risk models	12.09.2015
GR-61	Prudential Adjustments Calculation Process	12.30.2015
GR-62	Policy for Engaging and Recording Business of Treasury and Related Areas	12.29.2015
Gr-64	Effectiveness of economic hedging of foreign investments	01.28.2016
GR-65	Market Risk Statement	01.27.2016

b) the objectives and strategies of the market risk management policy, if any, including:

i. market risks that are intended to be hedged

Hedges are mainly against the risks posed by fluctuations in interest, inflation and foreign exchange rates.

ii. equity hedging strategy

The hedging strategy is aimed at adjusting income foreign exchange variation after taxes on foreign investments (accounting basis) and its hedges. An economic hedge is composed of positions aimed at hedging the income from foreign exchange variation. Economic hedges may be traded on stock or over-the-counter markets and also through foreign currency liabilities.

The market risk management is aimed at mapping and controlling risks of mismatches. The Market and Liquidity Risk Control Executive Board is responsible for mapping, calculating and informing market risks and mismatching of terms, currencies and indexes, as well as the use of limits approved by the proper committees or authorities.

Treasury conducts hedging transactions to mitigate and manage risks of mismatches, complying with the limits of exposure and risks approved by the proper committees/authorities. For management of these risks, it analyzes the information provided and economic data for hedging purposes.

The so-called hedge accounting derivatives are monitored based on their effectiveness and accounting impacts.

iii. instruments used for equity hedging purposes

When necessary, the Issuer operates with derivative financial instruments in the market. The Bank uses a number of financial instruments for risk management, which include securities and derivatives traded on over-the-counter or stock exchanges. Derivatives mainly include:

•	interest rate and foreign currency futures contracts
•	Non-Deliverable Forward (NDF)
•	Interest rate and foreign exchange swap contracts

61

•	Options

Transactions with derivative financial instruments are classified in accordance with their characteristics, risk management or cash flow hedging.

iv. parameters used for managing these risks

Risk parameters used by the Issuer include market risk metrics, such as:

•            Value at Risk (VaR): a statistical metric that quantifies potential economic losses in normal market conditions, considering a defined holding period and confidence level:

•            Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historic scenarios);

•            Stop Loss: a mechanism that triggers a management review of positions, if the accumulated losses in a given period reach specified levels;

•            Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (MtM – Mark to Market); and

•            Stressed VaR: a statistical metric derived from VaR, aimed at capturing the largest risk in simulations of the current portfolio, taking into consideration observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•            Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

•            Sensitivity (DV01 – Delta Variation): impact on the market value of cash flows when a one annual basis point change is applied to current interest rates or index rates; and Sensitivities to Various Risk Factors (Greek) - partial derivatives of a portfolio of options in connection with the prices of underlying assets, implied volatilities, interest rates and time.

v. if the Issuer operates financial instruments with several goals asset of protection (hedge) and what are these goals

The Issuer hedges its transactions with clients and proprietary positions, with the purpose of taking advantage of market opportunities, seeking to mitigate risks arising from fluctuations in prices of market risk factors and mismatches, as well as maintaining the classification of operations within the exposure limits in effect approved by the proper committees/authorities.

Derivative instrumentss are used for these hedging activities and treasury proprietary transactions. In situations in which these transactions are designated for hedge accounting, hedge effectiveness and any accounting impacts are monitored. Accounting and economic hedging procedures are governed by institutional policies.

vi. the organizational structure for market risk management control

Market Risk

Senior management is directly involved in the market risk management, which is conducted on an ongoing basis with commissions and committees meeting regularly so that the risk assessment and its impact on capital have an effective influence on the decision-making process of all levels, whether related to products, activities, processes or systems of Itaú Unibanco.

Figure 1 shows senior management of Itaú Unibanco within the risk governance scope, highlighting the Board of Directors as its highest risk and capital management authority body. Directly related to the Board of Directors, the following committees assist the Board in exercising its risk and capital management activities and in overseeing risk management and control processes, comprising the current risk governance:

▪	Risk and Capital Management Committee
▪	Audit Committee

62

Information on the activities and responsibilities of the committees directly related to the Board of Directors is based on the [HF-24] institutional policy, which consolidates the Corporate Governance principles and practices adopted by Itaú Unibanco Holding, and on the Internal Charter of each committee, available for consultation in the Itaú Unibanco’s Investor Relations’ portal.

At the executive level, Itaú Unibanco has executive committees that help the coordination of administrative activities; for risk and capital management, we list below the superior committees comprising the current risk governance. These superior committees count on the presence of Itau Unibanco’s CEO, with decision authority for risk and capital management issues. The rules and other information on the activities and responsibilities of the superior committees are detailed along this chapter, reflecting the current governance, and are based on the [AG-2] policy, which is going under an updating and approval process.

▪	Superior Market and Liquidity Risk Committee (CSRML)
▪	Superior Operational Risk Committee (CSRO)
▪	Superior Product Committee (CSP)
▪	Superior Retail Credit and Collection Committee (CSCCV)
▪	Superior Wholesale Credit and Collection Committee (CSCCA)
▪	Superior Credit Committee (CSC)

In addition to the committees directly directed to the Board of Directors and Superior Committees that comprise the current risk governance, we present other relevant bodies involved in the risk and capital management activities, also present in Figure 1.

Figure 1 – Market Risk Governance

Risk and Capital Management Committee (CGRC)

The CGRC supports the Board of Directors in the implementation of its duties related to the risk and capital management of Itaú Unibanco, by submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to:

▪           definition of the appetite for risk of Itaú Unibanco, ensuring its alignment with the institution’s strategy, and including: capital and liquidity levels acceptable to the institution, types of risk to which the institution could be exposed, aggregate limits for each type of risk, tolerance for volatility of results and risk concentrations, and general guidelines on tolerance for risks that may impact the value of Itaú Unibanco’s brand;

▪           supervision of risk management and control activities of Itaú Unibanco, ensuring their adequacy to the risk levels assumed and to the complexity of operations, in addition to meeting regulatory requirements;

63

▪           review and approval of capital management institutional policies and strategies that establish mechanisms and procedures intended to maintain capital compatible with the risks incurred by Itaú Unibanco;

▪           determination of the minimum expected return on capital of Itaú Unibanco as a whole and its business lines, as well as monitor performance;

▪           supervision of its incentive structures, including compensation, seeking to ensure their alignment with risk control and value creation objectives;

▪           promotion and improvement of Itaú Unibanco’s risk culture.

The Risk and Capital Management Committee is composed of at least three (3) and at the most ten (10) members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area. The Chairman will be appointed by the Board of Directors from among the Directors who are elected members of the Committee. The function of a Committee member is not delegable. The election of the Committee members will take place at the first meeting of the Board of Directors following the Annual General Stockholders’ Meeting. The Board of Directors may elect or remove members at any time.

Frequency of meetings: At least four times a year.

Superior Market and Liquidity Risk Committee (CSRML)

The CSRML’s purpose is to determine guidelines and governance for investments and market and liquidity risk for the Bank’s consolidated positions and business lines. Accordingly, the CSRML is mainly responsible for:

▪           the market and liquidity risk strategic management;

▪           analyzing current and future levels of liquidity and taking actions intended to promote the prudent and efficient management of the Holding Company’s cash flows;

▪           discussing and deciding, within the authority delegated by the CGRC, additional liquidity and market risk limits, and:

o           Guidelines on activities and decision-making powers delegated to the Market and Liquidity Risk Committee (CGRML);

o           retention periods with respect to the primary types of risks, including those in addition to those delegated to the CGRC;

o           matters and limits related to treasury operational risk;

o           Stop Loss policy;

o           Incentive policies;

o           maximum levels of liquidity mismatch (GAP) for the various terms and currencies, minimum levels of reserves in local and foreign currency, subordinated to those defined by the CGRC, which may even determine additional or supplementary controls and limits, if required;

o           the policy for raising and investing funds in the domestic and foreign financial markets;

o           criteria and rules for determining internal transfer pricing of funds in the companies of the conglomerate;

o           strategies for financing the group portfolios;

o           criteria and models for assessing liquidity risk;

o           liquidity contingency plans;

▪           establishing guidelines and governance for market and liquidity risk for the management of funds from the Technical Reserves and the Insurance, Pension Plan and Capitalization equity;

▪            Monitoring the proper Asset Liability Management (AML) of Private Pension Plan Entities (Foundations) related to the Itaú Unibanco Group;

▪            Monitoring the adequacy of the management to the objectives and governance of defined investments and risks.

The committee is composed of the members as follows:

▪           CEO of the Itaú Unibanco Holding;

▪           Director-General of Wholesale;

▪           Director-General of Retail

▪           Director-General of Technology and Operations;

▪           Vice-President of the Risks and Finance Management and Control Area (ACGRF);

64

▪           Vice-President of the Legal Area, Ombudsman’s Office, People, Government Relations and Corporate Communications;

▪           Vice-Presidents of Institutional Treasury;

▪           Vice-President of the Investment Banking;

▪           Risk Officers;

▪           Finance Officers;

▪           Institutional Treasury Officers;

▪           Chief-Economist.

Frequency of meetings: once a month.

Market and Liquidity Risk Committee (CGRML)

It is mainly responsible for:

▪           discussing proposals for changing higher authority limits;

▪           defining and monitoring its authority limits;

▪           Monitoring the impact of regulatory changes in liquidity and market risk on the group.

The committee is composed of the members as follows:

▪           Vice-President of Institutional Treasury;

▪           Trading Officer;

▪           Banking Officer;

▪           Market and Liquidity Risk Control Officer;

▪           Desks, Products and Planning Officer;

▪           Capital Management Officer.

Frequency of meetings: once a month.

Risk and Finance Policies Committee (CNRF)

The CNRF’s purpose is to improve governance and the revision of risk and capital policies.

This committee is mainly responsible for:

▪           revising and approving, by consensus, the circulars and annexes under management of the Risk and Finance Management and Control Area (ACGRF);

▪           validating, for final approval of the Board of Directors, the HF policies under management of the ACGRF;

▪           ratifying the annexes approved by specific authority levels.

The committee is composed of the members as follows:

▪           Internal Controls, Compliance and Operational Risk Officer (Chairman Secretary);

▪           Modeling and Credit Risk Officer;

▪           Market and Liquidity Risk Control Officer;

▪           Corporate Control Officer;

▪           Corporate Security Officer;

▪           Executive Finance Officer;

▪           Financial Planning and Managerial Control Officer;

▪           Financial Control Officer;

▪           Capital Management Officer.

▪           Officers of other areas involved with the policies;

▪           Permanent Guest: Internal Audit Officer.

Minimum quorum required: The minimum quorum is three officers, and at least one specialized in risks and one in finance. The presence of the proposing officer is mandatory. In the absence of the proposing officer, he or she may be represented by an officer from the same executive area.

Frequency of meetings: At least five times a year.

65

Market Model Assessment Technical Committee (CTAM Market)

The CTAM Market’s purpose is to approve market, pricing and liquidity risk models, based on the independent opinion of the model validation area, as well as recommend and monitor action plans for the validated models. It is mainly responsible for:

▪           approving models related to the calculation of market, pricing and liquidity risk;

▪           deciding on whether to use market, pricing and liquidity risk models;

▪           approving, recommending, suggesting and monitoring action plans proposed for the validated models;

▪           monitoring the performance of market risk models over time, determining new developments, if required.

The committee is composed of the members as follows:

▪           Market and Liquidity Risk Control Officer;

▪           Internal Controls, Compliance and Operational Risk Officer;

▪           Internal Controls, Risk and Finance Compliance Superintendent;

▪           Specialized Client Service Superintendent;

▪           Market and Liquidity Risk Superintendent;

▪           Risk Infrastructure Superintendent;

▪           Treasury Planning Superintendent.

Delegation of decision-making power: In case of absence of the Market and Liquidity Risk Control Officer, he or she may delegate decision power to his or her respective superintendents.

The Internal Controls, Compliance and Operational Risk Officer may not delegate decision-power.

Minimum quorum required: Presence of the Market and Liquidity Risk Control Officer and the Internal Controls, Compliance and Operational Risk Officer.

Frequency of meetings: Every two months or upon request.

Reporting: A reporting of the main decisions/discussions in the Compliance and Operational Risk Committee (CCRO) is carried out, if required.

The control structures, particularly those related to the Internal Controls and Compliance areas, are detailed in item 5.c.

Information about the Audit Committee, Internal Audit and Internal Control are described 5.1b item.

c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted

The integrated management of operational risk, internal controls and compliance is in conformity with the internal policy approved by the Board of Directors, and is structured in three lines of defense:

•	1st line: represented by the business and risk control areas, it is responsible for identifying, measuring, assessing, and managing operational risk events, as well as keeping an effective control environment (including the compliance with internal and external rules).
•	2nd line: represented by the independent internal controls/ validation area, it is responsible, among others, for disclosing and ensuring the application of decisions, policies and strategies with respect to the operational risk management, as well as validating policies and processes on an independent basis.
•	3rd line: represented by the Internal Audit Area, it is responsible, among others, for verifying, on an independent and periodic basis, the adequacy of processes and procedures for risk identification and management.

In compliance with the best practices of the Basel Accord, Itaú Unibanco carries out an independent validation of the risk processes and models. This activity is carried out by the Internal Controls, Compliance and Operational Risk Executive Board (DCIC), which, as it is segregated from the business and risk control areas, ensures the independence of the assessments.

In order to carry out the activities of the 2nd line of defense, the DCIC established a specific working methodology, also formalized in an internal policy, in which:

66

•	the independent validation of processes is aimed at identifying, measuring, assessing, monitoring and responding to the organization’s operational risks, thus ensuring that any losses and risks are kept within the limits established by the institution;
•	the independent validation of Itaú Unibanco’s risk models is mainly aimed at ensuring the strength and proper use of the models used in management, by way of independent technical assessments and challenges.

Independent validation process

The validation methodology, defined in an specific internal policy, complies with the requirements set out in Circulars No. 3,646 and 3,674 of the Central Bank of Brazil. Among others, the validation stages include as follows:

•	Checking the mathematical and theoretical development of pricing, market risk models and input construction (interest curves and volatility surfaces);
•	Quantitative and qualitative analyses of models, including statement of variables, construction of independent calculator, and adequacy of technical references adopted;
•	When applicable, comparison with alternative models and international benchmarks;
•	Historical backtesting of the model, checking its adherence to market observations;
•	The accurate implementation of the models into the systems used.

Additionally, the validation area assesses the stress testing program used in market risk management.

The activites of the independent validation area and the validations of processes and models are assessed by the Internal Audit and submitted to specific committees, composed of senior management members: the Compliance and Operational Risk Committee (CCRO) and the Model Assessment Technical Committee (CTAM). Any opportunities for improvement found over the independent validation process are duly addressed by action plans, followed up by the three lines of defense and the senior management, up to its completion.

The finding of the independent validation concludes on the adequacy of the policies, processes, controls, governance and models used, thus providing for an accurate management of the market risk and its operational risks.

5.3. With respect to the controls adopted by the issuer to ensure the preparation of reliable financial statements, indicate:

a)	The main internal control practices and the efficiency level of such controls, indicating any imperfections and measures adopted to correct them.

The management of Itaú Unibanco is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements.

The internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil. The internal controls related to the financial statements include policies and procedures that: (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil, and that the company's receipts and payments are only being made in accordance with the authorization of the company's management and officers; and (iii) provide reasonable assurance regarding the timely prevention or detection of any unauthorized acquisition, use or allocation of the company’s assets that could have a significant effect on the financial statements.

67

Due to their inherent limits, the internal controls related to the financial statements may not be able to avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

Management evaluated the effectiveness of the internal controls related to the company’s consolidated financial statements at December 31, 2015 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (COSO) – Integrated Framework (2013). The Management’s evaluation included the documentation, assessment and tests of the design and effectiveness of the internal controls related to the financial statements. Based on this evaluation, Management concluded that the internal controls related to the consolidated financial statements are effective with respect to December 31, 2015.

b) The organizational structures involved

Itaú Unibanco Holding’s internal controls and management framework is in conformity with the definitions established by international bodies Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013) (COSO - Enterprise Risk Management (ERM) - Integrated Framework), and Information Systems Audit and Control Association (ISACA) (Control Objectives for Information and Related Technology (COBIT)). It also adheres to the recommendations suggested by the Basel Committee and the provisions of domestic and foreign regulatory bodies, is in line with institutional policy (HF -19 – Integrated Management of Operational Risk, Internal Controls and Compliance), as a primary means to operate its Operational Risk, Internal Controls and Compliance management framework and to ensure the compliance with defined guidelines by way of an integrated approach.

In this framework :

•	The Internal Controls, Compliance and Operational Risk Executive Board (DCIC) is, in principle, independent to exercise its duties, has direct communication with any management member or employee, access to any information required within the scope of its responsibilities and unrestricted access to Senior Management in order to report situations that might generate risk to the Conglomerate. The DCIC is barred from carrying out the management of any Conglomerate’s business as a way to ensure such independence.
•	The Executive Finance Board (DEF) is responsible for guiding the compliance of the accounting practices with the standards defined by regulatory bodies and the accounting practices adopted in Brazil and abroad; preparing and reviewing internal circulars related to the Accounting Policies and Practices; consulting regulatory bodies with regard to accounting matters; preparing, disclosing and reviewing Itaú Unibanco’s Financial Statements; coordinating the engagement work with external auditors; forwarding documents and accounting reports, and complying with any requirements and requests made by regulatory bodies. Financial Statements are approved by the Superior Balance Sheet Closing Committee and the Audit Committee, as well as by the Fiscal Council and Board of Directors.
•	The Executive Operations and Payments Board (DOP) is responsible for determining parameters for accounting processes, carrying out bookkeeping and reconciliation, and monitoring book accounts. Each area is responsible for managing any operational risk events and the controls over its own processes, reporting and following up the regularization of any related event.

c) Whether and how the efficiency of internal controls is overseen by the issuer’s management, indicating the position of the people responsible for such monitoring

In order to ensure that the risk management system is disclosed and reported to the institution’s senior management, together with the respective status of action plans, the Internal Controls, Compliance and Operational Risk Executive Board is an integral part of the Compliance and Operational Risk Committee, with the presence of the institution’s Chairman, Director-Generals and Vice-Presidents.

68

d) Deficiencies in and recommendations on the internal controls included in the detailed report prepared and forwarded to the issuer by the independent auditor, pursuant to the CVM regulation addressing the registration and exercising of the independent audit activity

In the independent auditor’s report, we did not note any deficiencies in or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

However, we should emphasize that action plans for other defficiencies and recomendations indicated by the independent auditor are monitored on a monthly basis and reported to senior management by multidisciplinary committees, with the presence of representatives of the Internal Audit and Internal Controls.

Additionally, the findings of this monitoring are periodically reported to the company’s Executive Committee and the Audit Committee.

e) Officers’ comments on the deficiencies stated in the detailed report prepared by the independent auditor and on any corrective measures adopted

In this detailed report, we did not note any deficiencies in or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

5.4. State whether, in the previous year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, and comment on any expected increase or decrease in the issuer’s exposure to such risks

Credit Risk

Our business diversification reflects the change in the composition of our loan portfolio in recent years.

The adverse economic scenario last year impacted the increase of our loan portfolio and our provision for loan losses.

We will proceed with the strategy adopted in the last years, focusing on the origination of lower-risk products with more guarantees.

Market Risk

Aiming at the ongoing improvement in the Itaú Unibanco’s market risk management over 2015, we changed the VaR calculation approach adopted for Foreign Units to historical simulation. Accordingly, both VaR and a number of risk metrics are calculated on a standardized and centralized basis at the Holding Company.

Over 2015 we also implemented the Level 0 limit control for market risk management of Foreign Untis, which consist of a global market risk limit that incorporates the potential loss in certain stress scenarios from the Profits and Losses, Equity and Economic viewpoints. The Holding Company started using this control in 2014.

For 2016, our expectation is to increase the exposure to market risk in Chile and Colombia, as a result of the merger with Corpbanca. These portfolios and respective risks incurred will be incorporated into the Holding Company’s control and are fully in line with the institution’s risk appetite.

Operational Risk

Four new operational risks were included in the institution in 2015, in connection with processes and products, systems and digital banking, totaling 24 risks, duly monitored and reported in forums and corporate bodies. In the third quarter of 2015, the formalization/ sale risk was escalated, and for the first quarter of 2016 there was an improvement in the risk control environment related to clients' registration. Additionally, the deadlines were defined for migration of prioritized risks.

69

Liquidity Risk

There was no significant change for the reported period.

5.5. Supply other information that the issuer may deem relevant

With the purpose of strengthening our values and adjust our employees’ behavior to risk management guidelines, we count on a number of initiatives to encourage a risk awareness culture. In addition to policies, procedures and processes, a risk awareness culture strengthens the individual and collective responsibility in risk management inherent in activities carried out individually, abiding by the ethical way to manage our business.

The essential elements of a risk awareness are the conscious risk taking, the discussion about and initiatives taken with respect to the institution’s risks and the risk management carried out by everyone in the company. By spreading out these principles throughout the institution, the risk awareness and its open discussion are encouraged, as well as the fact that they should be kept within the levels established by the institution’s risk appetite and that they should be understood as the individual responsibility of our employees, irrespective of position, area or function. There are other mechanisms in place to help the communication of concepts of the risk awareness culture, such as training incentives, conduction of surveys, team behavior assessment, and the recording of training risk events.

The Issuer’s market risk management process is carried out within the governance and hierarchy of corporate bodies and a structure of limits and alerts approved specifically for this end, raising awareness for different levels and types of market risk (such as interest rate risk, foreign exchange variation risk, among others). Daily risk reports, used by the business areas and control units, are also sent to senior management. Additionally, the market risk management and control process is submitted to periodic reviews.

The framework of limits and alerts range from aggregated risk indicators at portfolio level to more granular limits at the individual desk level. The market risk limits framework extends to the risk factor level, with specific limits that aim to improve the process of risk monitoring and understanding, as well as to prevent risk concentration. These limits are designed based on projections of future balance sheets, stockholders’ equity, liquidity, market complexity and volatility, and our risk appetite.

Learn more about risk management on the website www.itau.com.br/investor-relations > Corporate Governance >> Risk and Capital Management – Pillar 3.

70

ITEM 6. ISSUER’S HISTORY

6.1 / 6.2 / 6.4 – Issuer’s incorporation, term of duration and date of registration with CVM

Date of Issuer’s incorporation :	09.09.1943
Type of business organization :	Corporation
Country of incorporation	Brazil
Term of duration:	Undetermined
Date of registration with CVM:	12.30.2002

6.3. Brief History of the issuer

General

Our legal name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly-held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, CEP 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-2794-3547. Our CNPJ/MF No. 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under NIRE No. 35300010230. Our social purpose, as established by Article 2 of our Bylaws is to undertake the banking activity in all authorized forms, including foreign exchange operations.

71

Timeline

Itaú | **Unibanco**

Operating Authorization of Casa Moreira Salles – 1924

1944 – Establishment of Banco Central de Crédito S.A.
1945 – Banco Central de Crédito S.A. started its operations

1940s to 1960s

Mergers of Casa Bancária Moreira Salles, Banco Machadense and Casa Bancária de Botelhos originating Banco Moreira Salles, subsequently União de Bancos Brasileiros S.A. Organization of BIB – Banco de Investimentos do Brasil

Change of corporate name to Banco Federal de Crédito S.A., later Banco Federal Itaú and, subsequently, Federal Itaú Sul Americano S.A., after mergers with other Brazilian Banks
Merger of Itaú América after the takeover of Banco da América

1970s to 1990s

Acquisitions of other financial institutions, such as Banco Nacional, making Unibanco one of the three largest financial institutions in Brazil

Takeover of Banco Aliança, a milestone for expansion in the Northeast region
Takeovers of domestic banks, such as Banco União Comercial, making Itaú the second largest private bank in Brazil
Acquisition of Banco Francês e Brasileiro S.A., predecessor to Itaú Personnalité
Acquisition of state banks Banerj and Bemge

2000s to 2010s

Takeover of Banco Bandeirantes and Credibanco, when the Unibanco was ranked among the five largest banks in Latin America and the third largest private bank in Brazil

Acquisition of the state banks Banestado and Beg, of Banco Fiat and of the Brazilian operations of Bank Boston, which increased Itaú's presence in the high-income segment, and of BBA Creditanstalt, predecessor to Itaú BBA, the largest wholesale bank in Brazil

Itaú Unibanco

2008 Itaú and Unibanco merger

2009 Association with Porto Seguro

2012 Association with Banco BMG for payroll loan transactions and acquisition of total outstanding shares of Redecard

2013 Acquisition of 100% of the shares of Banco Citicard S.A. and Citifinancial Promotora de Negócios S.A., including the brand "Credicard"

2015 Opening of the Technological Center, Latin America's largest green data center
Alliance with MasterCard Brazil Soluções de Pagamento Ltda. in the market of payment solutions in Brazil
Redecard S.A. acquired 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A.
Sale and Purchase Agreement for the acquisition of 81.94% of the capital stock of Recovery do Brasil Consultoria S.A.

72

Our History

Our history begins back in 1924, when Casa Moreira Salles, founded by Joao Moreira Salles in Pocos de Caldas, Minas Gerais, received the letter patent issued by the national Government, which allowed it to operate as a banking section, i.e., as a correspondent of the state mainstream banks. This entity eventually became Unibanco.

On the other hand, Itau was established about two decades later, in 1945, when Alfredo Egydio de Souza Aranha, a businessman in the textile industry, and his partner Aloysio Ramalho Foz founded Banco Central de Credito S.A., which was located in downtown Sao Paulo. Gradually Joao Moreira Salles passed the management of Casa Moreira Salles to his son Walther Moreira Salles, who took over in 1933 while he was still a law student. In 1959, Alfredo Egydio transferred the management to his nephew Olavo Setubal, who counted on the support of the founder's son-in-law, Eudoro Villela, in this new venture.

During their separate histories, Itau and Unibanco exhibited a number of common attributes such as their concern for ethics and transparency in doing business, adherence to the law and appreciation of their employees. The two organizations also shared the same proximity to their clients by understanding their needs and their economic setting, thereby allowing the institutions to support businesses expansion by means of innovative services.

Pioneering in the dissemination of the use of technology to process banking transactions and services offered to clients, they made heavy investments in automation and support of modern operational centers. Moreover, the expansion on the basis of mergers, acquisitions and incorporations is another constant characteristic seen in the evolution of both banks.

Another element common to the two institutions was the support of arts and culture and the social and environmental responsibility that are manifested in Institute Moreira Salles and Instituto Itau Cultural and, in the social realm, in Fundacao Itau Social and Instituto Unibanco.

After nine decades of history, we continue to follow the principles and values of thosewho laid the foundations of what we are and, like them, we remain focused on the future to build a better world for future generations. For this reason, sustainability is a concept that permeates our organization and is widespread in our culture.

Today we are one of the largest banks in the world with international operations and strong bases in Latin America. Our commitment to Brazil leads us to serve as an agent of transformation of the society by working for great causes, such as culture, education, sports and urban mobility, continuously seeking the common good and contributing to the country's development.

6.5. Indicate whether there has been any petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extrajudicial recovery from the issuer, and the current status of such petitions

Not applicable.

6.6. Other relevant information

Strategic Alliance with MasterCard

On March 13, 2015, through our subsidiary Itaú Unibanco S.A., we entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. . (MasterCard) to establish an alliance in the payment solution market in Brazil (“Strategic Alliance”).

Itaú Unibanco and MasterCard will operate a new electronic payments network through a company controlled by MasterCard, in which Itaú Unibanco will have certain vetoes and approval rights of certain topics that should be discussed until a consensus is reached. This new electronic payments network will operate under a brand with domestic and international acceptance.

Our purposes with the creation of the Strategic Alliance are (a) to have access to new payment solutions technologies, (c) to obtain significant scale and efficiency gains, and (d) to benefit from MasterCard’s expertise in the management of payment solution brands. On May 11, 2016, CADE (Brazilian Antitrust Authorit) approved the operation for a seven-year period, with certain restrictions, which should be implemented by the Parties and submitted to CADE within 30 days after the approval is ruled.

73

TecBan

On July 17, 2014, certain subsidiaries of the Issuer executed a new TecBan shareholders’ agreement through which the signatory banks agreed to replace, within four years, part of their external network of Automatic Teller Machines, or ATMs, with Banco24Horas Network ATMs, managed by TecBan. For purposes of this agreement, an external ATM network consists of ATMs located (i) outside of the branch banking system of the relevant financial institution or (ii) where access is not restricted, exclusive or controlled, such as equipment installed in shopping centers, gasoline service stations, supermarkets etc. The shareholders’ agreement became effective on November 14, 2014.

74

ITEM 7. ACTIVITIES OF THE ISSUER

7.1. Briefly describe the activities carried out by the issuer and its subsidiaries

We are a holding company whose main activity is to hold ownership interests in the capital of financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities, including foreign exchange operations. Additionally, we also hold investments in companies that carry out activities related to the insurance and capital markets.

Technology

The purpose of our technology is to improve people’s daily lives. We aim to be increasingly relevant to their basic demands, delivering the best possible experience.

This is why we created our digital channels. Our clients can have the bank at hand whenever and wherever they want, at the branch or in their pocket, in the car, in the park or anywhere else.

Digital channels – In 2015, 67% of the banking transactions were carried out through our digital channels, accounting for 8.9 billion transactions, a 23% increase from the previous year.

Every month, over 40% of individual account holders access the digital channels, whereas for the companies segment this figure exceeds 60%.

We highlight the mobile channel, which in 2015 grew by 500 bps in the share of transactions, accounting for 17% of the bank’s total transactions.

In order to ensure more convenience and availability to our clients, we continue to invest in our Digital Branches –an innovative and pioneering relationship model that offers clients access to banking services beyond regular banking hours through the digital channel they prefer. In December 2015, we had already reached the milestone of 1.1 million digital clients.

“Cubo” – Our investments in technology go beyond our core business. In May 2015, in partnership with Redpoint eventures, we launched “Cubo”. A non-profit initiative, Cubo consists in a large development center for technological entrepreneurship that offers coworking spaces, education and networking activities, the purpose of which is to contribute on a structured basis to expand innovative and transforming initiatives. The headquarters of Cubo was opened in September 2015 in São Paulo.

Awards and Recognition

In 2015, we received a series of awards and acknowledgements helping to strengthen our reputation. A few of our most significant awards and acknowledgements are listed below:

As Empresas Mais Admiradas do Brasil (The most admired companies of Brazil) – In October 2015, we ranked first in the “Retail Bank” segment in the 18th edition of the survey conducted by Carta Capital Magazine. In the overall ranking (irrespective of industry sectors) we ranked fifth.

Caboré 2015 – In November 2015, we were awarded the Cabore Award for Advertiser of the Year for the fifth time, maintaining our position as the most awarded company in this category. Created in 1980 by Meio & Mensagem newspaper, the Cabore Award is regarded as the most important award in the Brazilian advertising segment, acknowledging the professionals and companies who contributed to the development of the communications sector in Brazil.

Prêmio Aberje 2015 – In November 2015, we won a number of prizes at the 2015 edition of the Aberje Award, both at the regional and national levels. The winning projects were “90 years of Itau Unibanco” in the “Historical responsibility and corporate heritage”category and "Urban mobility in Itau: a cause beyond our little orange bikes” in the “Communication and relationship with government organizations” category. At the regional level, the highlight was the case named "The comics of memories – the history of 90 years of Itau Unibanco” presented in comics format.

75

DataCenterDynamics Awards Brazil 2015 – In November 2015, we won the “Best Transformation Project in Data Center” award with “Itau Unibanco: Transforming a data center into a power density environment”. In its 5th edition in Brazil, the DatacenterDynamics Awards recognizes innovation, leadership and original thinking in the Brazilian data center industry

Cash Management Survey 2015 - In November 2015, we were selected by Euromoney magazine as the winner of the “Best cash manager in Brazil” award. The survey includes large, middle and small financial institutions in over 60 countries.

Company Reporting IFRS Annual Report Benchmarking – In 2015, we received the top ranking in the “Company Reporting IFRS Annual Report Benchmarking” study, for the third consecutive year. The study analyzes, on an independent, technical and detailed basis, the financial information disclosed by companies and their competitors. The report highlighted the fact that our financial information is consistently presented in line with regulatory requirements, and considered the quality of our financial information superior to that of our domestic and international peers.

IR Magazine AwardsBrazil 2015 – organized by the IR magazine and the Brazilian Institute of Investor Relations (IBRI), based on an independent survey conducted by Fundação Getulio Vargas (FGV) with portfolio managers and investment managers, the award chooses Brazilian companies with the best Investor Relations practices. This year, we were recognized in three categories:

▪           Best Investor Relations in the Financial Sector;

▪           Best use of technology (large cap); and

▪           Best Annual Report.

2015 Latin America Executive Team Rankings –

Organized by Institutional Investor magazine, we were acknowledged in 9 out of 11 categories:

▪           Best Investor Relations by the buy-side and sell-side;

▪           Best CEO by the buy-side and sell-side;

▪           Best CFO by the buy-side;

▪           Best Investor Relations Professional: 1st place for one of our Investor Relations professionals by the buyside and sell-side and 2nd place for one of our Investor Relations professionals by the buy-side

▪           Best Investor Relations Meetings.

Guia Exame de Sustentabilidade (Sustainability Exame Guide), organized by Exame Magazine- Itaú Unibanco was elected the most sustainable financial institution in 2015. The bank was also acknowledged as an outstanding company in the “Human Rights” category due to its policy of respect for diversity and anti-discrimination in the workplace. Granted by Exame magazine, this is the sector’s most important recognition in the Brazilian territory.

Valor Carreira - As melhores na gestão de pessoas 2015 (Valor Carreira Magazine - The best in people management) - Itaú Unibanco ranked third in the list of best companies in people management in 2015. The award, granted by Valor Carreira magazine of the Valor Econômico newspaper, is related to the category where companies with more than 17,000 employees are assessed.

Época Negócios 360º (Epoca Business 360o – Época Negócios Magazine ) – We were the greatest winner of the 4th edition of the Época Negócios 360º yearbook. We were elected company of the year and also granted the top award in the Banking sector category. This guide is carried out in partnership with Fundação Dom Cabral, which conducted a complete assessment of the largest companies in Brazil, considering financial performance, corporate governance, human resources practices, innovation, vision of future and social, environmental and responsibility dimensions.

“Conciliar é Legal” award (Brazilian Justice Council – CNJ) – We won the “Conciliar é Legal” (conciliation is legally cool) from the Brazilian Justice Council, in the Civil Society category.

76

This initiative recognizes individuals and organizations that, with creative and innovative attitudes, contribute to the reduction the number of lawsuits.

O Melhor Executivo do Brasil (Best Brazilian Executive) - Época Negócios Magazine – Based on a survey conducted by Época Negócios magazine, Roberto Setubal was elected best Brazilian executive for the second consecutive time. The ranking of the best CEOs in Brazil was prepared based on votes from 70 CEOs of large Brazilian companies who nominated two names based on the candidates’ performance in 2014. Roberto Setubal won with 12 votes, twice the nominations received by the second place.

15º Executivo de Valor (15th Executive of Value) - Valor Econômico Newspaper – The CEO of Itaú Unibanco, Roberto Setubal, was elected the major leader of the sector in the ‘Bank and Financial Services’ category. The award acknowledges the most outstanding professionals in charge of their companies in the previous year.

Most Valuable Brazilian Brands in 2015, promoted by Interbrand – Valued at R$24.5 billion, higher than in the last three years, Itaú Unibanco is one more time the leader in the Interbrand ranking that assesses the Most Valuable Brazilian Brands in 2015. Itaú holds the first position for the 12th time since the list was created in 2001. The consulting company also considered Rede one of the 25 most valuable brands in Brazil, valued at R$430 million. The 12th edition of the survey analyzes the different ways a brand may impact an organization, from its influence on financial results to the meeting of client expectations.

Latin American 9th Excellence in Best Practices Awards (Frost & Sullivan) – In January 2015, Frost & Sullivan, an international market intelligence consulting company, elect us as the winners in the “Brazilian Competitive Strategy Innovation and Leadership Award The Future of Mobility” category. In its ninth edition, this award acknowledges the most outstanding companies in the Latin American market for their performance and excellence in areas such as leadership, technology innovation, client service and products development.

Brill Awards for Efficient IT (Uptime Institute) – In February 2015, our Transforming Data Center – Virtualization project was elected as the winner in the “IT Efficiency – Latin America” category in the second edition of the Brill Awards for Efficient IT. This award is granted by the Uptime Institute, a pool of companies focused on the fields of education, advisory, conferences, seminars and issue of certificates related to the data center industry.

BeyondBanking Awards (Inter-American Investment Corporation – IIC) – In March 2015, our 2013 Integrated Report was one of the winners in the fifth edition of the beyondBanking Awards, organized by the Inter- American Investment Bank (IDB). We were acknowledged in the “clearBanking” category, which envisages successful practices adopted by Latin American and Caribbean financial institutions in the risk management, transparency and corporate governance areas.

Brazilian Consumer Satisfaction Index (ACSI – American Customer Satisfaction Index) – In April 2015, the Communications and Arts Faculty of the University of Sao Paulo (USP) disclosed the outcome of the 2014 Brazilian Consumer Satisfaction Index (BCSI) survey. In the consumers’ opinion, we were the most reputable bank Among retail banks. This assessment was conducted based on the ACSI (American Customer Satisfaction Index) method, used in the U.S. for over 21 years, which is applied in over 15 countries.

Efinance (Executivos Financeiros Magazine) – In June 2015, we received the Efinance award in the “Mainframe” category, with the “Credit Quality” case. This award highlights the most innovative solutions, implementations and applications in the IT and Telecom area of financial institutions.

77

ABEMD Award (ABEMD, the Brazilian Direct Marketing Association) – We won the gold trophy in the “BtoE – Program” category, with the “Campeonato Craques Itau Unibanco” (Itau Unibanco talent championship) case. In its 21st edition, the ABEMD award acknowledges the Best direct marketing initiatives in terms of Creation, Strategy and Results.

Global 2000 (Forbes Magazine) – In May 2015, the Global 2000 ranking, which convenes the 2,000 most valuable companies in the world, according to the Forbes magazine, listed us as the largest company in Brazil and the 42nd largest in the world. Among regional banks, we are mentioned as the 5th largest one. In its 13th edition, this survey assesses revenue, profit, assets and market value to list the most valuable stock exchange listed companies.

Prêmio Inovação Brasil 2015 (2015 Brazil Innovation Award – Valor Econômico Newspaper) – In July 2015, we were elected the most innovative company in Brazil in the “Financial Services” segment. We were also in the 9th position in the general study, which had the participation of 130 Brazilian companies with revenues exceeding R$750 million and interest of private capital of at least 5%. This ranking was prepared together with Strategy & consulting firm, which has published surveys on the topic for over ten years.

Melhores e Maiores da Exame (Exame Best and Largest – Exame Magazine) – In July 2015, we were ranked first among the 200 largest corporate groups in Brazil. This survey also ranks us as the largest bank in terms of equity in Brazil and Latin America. With over 40 years of tradition, this is considered one of the most comprehensive and respected rankings on business environment.

Prêmio CONAREC (CONAREC Award – National Congress of Company-Client Relationships) – In August 2015, we were the winners in the Banks category of the CONAREC (National Congress of Company Client Relationship) award, which acknowledges the best customer service operation centers, technology vendors and sector’s professionals.

The Most Sustainable Company – In September 2015, we were recognized as the Most Sustainable Company of the Year at the Epoca 360° Awards, organized by Época Negócios magazine, which assesses the sustainable performance management of companies in Brazil. Also in September 2015, we were one of the highlights among the companies recognized at Euromoney Awards, one of the most important awards in Europe, organized by Euromoney magazine, as a role model for corporate and social responsibility (CSR) in Latin America.

Marcas Mais (More Brands – O Estado de S. Paulo Newspaper and Troiano Branding) – In September 2015, we were ranked 1st among banks in the Marcas Mais study, a new publication of the Estado de São Paulo newspaper in partnership with Troiano Branding. The survey, which was responded by 2,500 interviewees, conducts an in-depth assessment of consumers’ engagement with brands.

Valor 1000 (Valor Econômico Newspaper) – We assumed the leadership in the following rankings of the Yearly Edition: “20 largest companies in net equity”, “20 largest companies in net income” and “20 companies with the best operating income without equity in earnings” in August 2015. In its 15th edition, the Anuário Valor 1000 (Valor 1000 Yearly Edition) shows the ranking of the 1,000 largest companies by net revenue, based on the IFRS balance sheet for the previous year.

Euromoney Cash Management Survey 2015 (Revista Euromoney) – We achieved, in November 2015, the award in the category “Best cash manager in Brazil”. To elect the winners, Euromoney conducts a survey with large, middle-market and small institutions, in more than 60 countries.

78

Brand

Our brand aims to promote positive changes in the lives of people and in society. We deliver products and services – focused on our client´s needs – that reflect our continuous efforts to provide the best experience for everyone who interacts with us, every day. Our efforts to foster financial education permeate our entire organization and encourage people to have a more balanced relationship with their Money by choosing the best type of credit and by planning their investments more efficiently. Our responsibility for the development of the nation is at the very heart of our brand, which is why, in addition to the transformation that is inherent to our core business, we also invest in projects related to education, culture, sports and urban mobility.

In 2015, we were once again ranked at the top of the Interbrand ranking of most valuable Brazilian brands with an estimated value of R$24.5 billion. This is the twelfth consecutive year in which we have been at the top of this ranking. The analysis is based on our brand’s ability to generate financial results, influence the client selection process and ensure longterm demand.

The #issomudaomundo (#thischangestheworld) platform, which guides our causes and our investments in various projects, continues to illustrate our institutional campaigns. This year, with the Leia para uma criança (Read to a child) campaign, we reached an impressive milestone: over 45 million books were donated. This shows that we continue to mobilize clients and non-clients to make a difference in children’s lives.

Our capacity to inspire and engage people can also be seen on social media. We publish a series of articles and videos that express our point of view and tell stories that encourage people to implement positive changes in their lives, in 2015. We reached 192 million views, which means we remain the largest Brazilian brand channel on YouTube and the largest in the world from the financial sector.

Social media is increasingly important to our strategy. This year, we reached 7.6 million fans on Facebook. We have the largest Facebook community of any bank in the world and one of the 15 largest fan bases of any Brazilian brand, according to Socialbakers. Our Twitter profile has over 594 thousand followers, making us number one in the country’s financial sector. We also have 64.7 thousand followers on Instagram.

We continue to monitor all of our social media profiles 24 hours a day, 7 days a week. We have a specific structure to interact with the public on all matters related to Itau: questions, suggestions, comments and complaints. We have received more than 549 thousand mentions on social media, 74% of which were positive and neutral comments, according to Gauge, a consulting agency that assists us in the analysis of social media data.

2015 was a special year for Itau. We reinforced our positioning as a digital bank by combining innovative technology with our vision of making people’s daily lives easier through increasingly simpler financial transactions. We have started using emoticons in our communications to make the bank more relatable to people in their daily lives.

7.2. For each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, provide the following information:

a) Marketed products and services

Our business

Overview

In 2015, we changed our organizational structure. The four previous segments (Commercial Bank – Retail, Consumer Credit – Retail, Wholesale Bank and Activities with the Market and Corporation) were reorganized and now consist in three segments: (i) Retail Banking, (ii) Wholesale Banking, (iii) Activities with the Market and Corporation. The Retail Banking segment now contemplates the former Commercial Bank – Retail and Consumer Credit – Retail segments, with the transfer of operations from Private Banking and Latin America to the Wholesale Banking segment.

Through these new operating segments, we continue to offer a wide variety of banking services for a diversified client basis, that offer a wide variety of banking services for a diversified client basis, which includes individuals and legal entities, on an integrated basis, as follows:

79

The Retail Banking segment provides services to a diversified base of current account and non-current account holders, both individuals and companies. The segment includes retail clients, high-income clients (Itaú Uniclass and Personnalité) and corporate clients (very small and small companies).This segments encompasses financing and loan operations carried out in units outside the branch network and offers credit cards and Itaú BMG Consignado operations. The Retail Banking segment represents an important funding source for our operations and generates significant interest income and fees.

The Wholesale Banking segment is responsible for the private banking clients and the operations of Latin American units, banking business with middle-market companies and Itaú BBA, which is in charge of corporate and investment banking activities. Our wholesale banking management model is based on the establishment of close relationships with clients through an in-depth knowledge of their needs and the offer of customized solutions. The activities related to large companies include the provision of both banking and investment banking services, which comprise financing offered to this segment by means of fixed- and variable-income instruments.

The Activities with the Market and Corporation segment manages the financial result associated with capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the financial margin arising from the trading of financial assets via proprietary positions, management of currency and interest rate swaps and other risk factors and arbitration opportunities in the foreign and domestic markets, as well as mark-to-market of financial instruments. This segment also includes our interest in Porto Seguro.

We carry out a wide variety of operations abroad, with units strategically located in the Americas, Europe and Asia. Our international presence creates significant synergies in financing to foreign trade, placement of Eurobonds, and in the offer of more sophisticated transactions to our clients.

The diversification of our business is reflected in the variable composition of our credit portfolio in the last few years, focused on the origination and in the segments with lower risk and more guarantees. We are always in search for implementing and prioritizing the offer of new products and services that add value to our clients and diversify our sources of revenue, permitting the growth of our non-financial income mainly arising from banking service fees and bank charges, and operations with insurance, pension plan and capitalization.

Commercial Banking – Retail

Overview of products and services to accountholders

We have a wide and diversified product portfolio, such as credit, investments and services, to meet our clients' needs. Our Retail Banking segment is divided according to the clients' profiles, and this enables us to be closer and understand their needs, in addition to offering more adequate products to meet their requirements.

Itaú Retail Banking (individuals)

Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our client service structure is targeted to offer the best solutions for each client profile. We classify our retail clients as individuals with a monthly income up to R$4,000.

Our Itau Uniclass services are available at every branch for clients who earn more than R$4,000 and below R$10,000 per month, depending on the region, an innovation for Brazil’s banking sector. We offer exclusive services to our Itau Uniclass clients, including investment advisory services, exclusive cashiers, special telephone service and higher credit limits and a large team of dedicated relationship managers.

Our retail network is focused on building lasting, transparente relationships with our clients.

Itaú Personnalité (banking for high-income individuals)

We began providing customized services to high-income individuals in 1996 with the creation of Itau Personnalite, which currently serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

80

Itau Personnalite is focused on providing (i) financial advisory services by managers who understand the specific needs of our higherincome clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itau Personnalite services its clients through a dedicated network comprised of 288 branches, located in the main Brazilian cities. Itau Personnalite clients also have access to our retail banking network of branches and ATMs throughout the country, as well as through services by internet, telephone and mobile banking. For clients who prefer remote services, Itau Personnalite provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS and videoconference from 7 a.m. to midnight on business days.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Banking (Including Itaú Personnalité	In December 2015, we reached a market share of 12.4% based on total outstanding loan balance in reais, positioning us as the third largest bank in this segment in Brazil.	Itaú Unibanco Holding has a leading position in many sectors of the Brazilian domestic financial market. Based on Central Bank data and publicly available financial information, our main competitors are Caixa Econômica Fedral, Banco do Brasil S.A., Banco Bradesco S.A. and Banco Santander Brasil S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Itaú Empresas (very small and small companies)

To meet our corporate clients’ needs, we offer customized solutions and detailed advice about all products and services to:

▪              Very small companies: Client base made up to companies with annual revenue of up to R$1.2 million, served by 2,153 bank branches with 2,417 managers at December 31, 2015; and

▪              Small companies: Client base made up to companies with annual revenue between R$1.2 million and R$ 30 million, served by 360 offices with 1,746 managers at December 31, 2015.

All our managers are certified by the Brazilian Financial and Capital Markets Association (ANBIMA), and throughout the year, they receive training to offer the best solutions for each client profile. Our clients rely on our ability to provide products, terms and rates customized to their needs.

Our strategy is to capture market opportunities by meeting the needs of these companies and their owners, particularly with respect to the management of cash flow, credit facilities, investment needs and services.

As in the previous year, improving our credit portfolio and reducing our overdue loan portfolio remained as our goal in 2015: credit processes, policies and tools were enhanced and we intensified our revenue collection.

Focused on meeting our clients’ needs, we expanded Conta Certa to more than 90% of our portfolio. Conta Certa makes available an account plan with customizable service packs; as we have expanded our offers in electronic channels, the client is able to contract and purchase a wide range of services with no need to go to our branches. In 2015, more clients adhered to the Flex commercial system, receiving the money of sales made with credit cards in no more than 48 hours. In addition, we developed integrated pricing features with respect to loans, cash services and merchant acquiring services.

Improving and simplifying our operational and commercial processes were also in our agenda as we worked on simplifying time-consuming processes, such as current account opening and organized our operational and commercial units to work in a standardized manner, similar to the franchise models.

Public Sector

Our public sector business operates in all divisions of the public sector, including the federal, state and municipal governments (in the Executive, Legislative and Judicial branches).

81

To service public sector clients, we use platforms that are separate from our retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously stateowned financial institutions. In December 2015, we had 4,983 public sector clients and 12 offices in Brazil.

Wealth Management & Services

Itaú Private Bank

With a full global wealth management platform, we are the market leaders in Brazil with a market share exceeding 26% and one of the main players in Latin America. Our multidisciplinary team of more than 650 professionals, which is comprised of 110 private bankers, as of December 31, 2015, supported by a team of investment advisers and product experts, provide comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Asuncion and Nassau.

Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternatives from third -party providers. Aligned with our mission to be the leading company in client satisfaction and sustainable performance, we decided to focus our strategic priorities, and we intend to continue to do so during the next year, on the following Itau Private Bank initiatives:

•	Being the Private Bank leader in client satisfaction;
•	Adding value to client and stockholders with a complete offering and long term proactive advisory services;
•	Continuing to invest in our international platforms to enhance Brazilian clients’ experience and expand our operations in Latin America;
•	Increased operational efficiency of our platform through continuous investments in our IT platforms; and
•	Maintaining a focus on risk management and regulatory considerations.

Global Private Banking Awards 2015 – Sponsored by the Professional Wealth Management and The Banker magazines in October 2015, we were acknowledged for the fifth time as the “Best Private Bank in Brazil”.

25th Global Wealth Summit & Awards – In October 2015, we were chosen for the fifth time as the “Outstanding Global Private Bank in Latin America”, in the award promoted by Private Banker International.

The World’s Best Private Banks 2015 – Organized by Global Finance magazine, we were recognized as the “Best Private Bank in Brazil” and “Best Private Bank in Latin America”.

Private Banking Survey 2015 – Promoted by Euromoney magazine, we were recognized for the seventh time in the “Best Private Banking Services Overall in Brazil”.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Private Bank	In September 2015, our market share exceeded 26% in terms of assets under management, positioning us as the largest private bank in Brazil.	According to ANBIMA, the Private Bank industry in Brazil held assets totaling R$702 billion as of September 2015, with competition concentrated among large and well-established banks. Our main competitors in the private banking funds are BTG Pactual, Credit Suisse Hedging Griffo and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ANBIMA.

Itaú Asset Management

Itau Asset Management is responsible for managing clients’ assets. It has positioned itself as the largest private asset manager in Brazil, and one of the leading institutions of its kind in Latin America, by having over R$473.1 billion, according to ANBIMA, in assets under management, more than 260 professionals present in 8 countries, and over 50 years of experience in managing resources.

82

Furthermore, it has one of the biggest research teams in Latin America, which is composed of professionals focused on specific industries and investment strategies.

The consistent investment in market research allows us to analyze investment opportunities in detail, under multiple perspectives. Through 14 main strategies, we offer a range of customized products and solutions, tailored to the uniqueness of each client segment, considering diferente investment objectives and risk profiles. Besides, we have a committed risk management team, responsible for the support of the operation.

Kinea, an alternative investments management company of Itau Unibanco, held R$6.9 billion in managed assets at the end of 2015.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Asset Management	In December 2015, we had a market share of 15.9% in terms of assets under management, positioning us as the second asset management in Brazil.

According to ANBIMA, the asset management industry in Brazil held assets totaling R$2,983 billion as of December 2015, with competition concentrated among large and well-established retail banks.

Our main competitors are Banco do Brasil S.A. and Banco Bradesco S.A.

Source: ANBIMA.

Securities Services

Itau Securities Services business units provide (i) local custody and fiduciary services, (ii) international custody services, and (iii) corporate solutions that act as transfer agent and stockholder servicer for Brazilian companies issuing equity, debentures, promissory and bank credit notes. We also work as guarantor in transactions for project finance, escrow accounts and loan and financing contracts.

Our focus is to be a full service provider for institutional clients by offering integrated solutions and an exclusive channel with specialized professionals. To be efficient, these businesses have the technology as a foundation.

Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary clients in these businesses, representing approximately 3,429 clients in 22 countries that reached R$2.3 trillion of assets under service as of December 31, 2015, which includes investment funds, underwriting, pension funds, trustee and brokerage services.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Local Custody	In December 2015, we had a market share of 26.6% based on total assets under local custody, positioning us as the second largest local custodian.	According to ANBIMA, the local custody in Brazil held assets totaling R$3,405 billion as of December 2015. Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.

International Custody Services	Our market share in December 2015 was 13.0% in terms of total assets under international custody, positioning us as the third largest international custodian.

Based on ANBIMA, the international custody service in Brazil totaled R$1,038 billion of assets as of December 2015.

Our main competitors are Banco Citibank S.A., JP Morgan's Securities Services and Banco Bradesco S.A.

Corporate Solutions

In December 2015, we had a leading position as a provider of agent and registrar services to 222 companies listed on BM&FBovespa, which represents 61.8% of companies listed on that exchange.

Moreover, we were leader as transfer agent with 492 debentures offerings in the Brazilian market, representing 51.6% of the debentures market in Brazil.

Our main competitors in the equities market are Banco Bradesco S.A. and Banco do Brasil S.A. Our main competitor in debentures is Banco Bradesco S.A.

Source: itaú Unibanco Holding, ANBIMA and BM&FBovespa.

Real Estate Financing and Mortgages

Our mortgage business is dedicated to:

•  Creating loyalty – the relationships established in this sector are typically long-term;

•  Contributing to the social and financial development of our clients; and

•  Being aligned with our strategy of investing in lower risk businesses.

83

We have been leaders in mortgage loans to individuals among Brazilian private banks from 2008 to 2015, which reflects our focus on this business aligned with our strategy of migrating to lower risk portfolios.

We offer products through our network of branches and brokers, as well as through our partnership with RE/MAX and our joint venture with LPS Brasil Consultoria de Imoveis S.A. (Lopes), called “Credipronto”. These two longterm agreements provide us with exclusive real estate financing origination at a greater number of locations throughout Brazil.

One competitive advantage we have is the speed of our credit approval process and in the formalization of the relevant loan documentation. As of December 31, 2015 the average time between finalizing a financing and our receipt of the requisite documentation was 13 days, which we believe is a significantly shorter time period than those of our competitors.

During the third quarter of 2015, we had the first fully digital mortgage contract process in which the customer uploaded the relevant documents and was able to monitor all steps of the process via the internet. This tool is available for use by account holders, which provides more agility and overall convenience in monitoring the process.

The number of mortgages we provided directly to individuals in 2015 was 34.1 thousand, for an aggregate value of R$10.5 billion in the period. In commercial loans, we financed 20.0 thousand new real estate units during 2015, for an aggregate value of R$3.4 billion.

Since 2007, real estate and mortgage transactions in the Brazilian market have been carried out mainly through first mortgages and a system of mortgage liens (alienação fiduciária), pursuant to which the buyer becomes the owner of the property after all payments have been made, making it easier for the bank (lender) to recover the property in case of default. This system resulted in lower legal and credit risks compared to other types of guarantees.

Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

As of December 31, 2015, our outstanding loans to individuals were granted in the form of first mortgages and 99.6% were guaranteed by mortgage liens. In 2015, our entire credit origination was based on the constant amortization system and this portfolio loan to value ratio was 43.7% compared to 42.4% in 2014.

Euromoney’s Real Estate Survey – In September 2015, we were ranked first in three categories for Latin America and three categories for Brazil. This survey acknowledges the best companies operating in the real estate sector worldwide.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Real Estate Financing and Mortgages	In the period from January to December, 2015, we were the leaders in new loans to individuals among Brazilian private banks, with 38.7% market share and. second place in terms of new loans to individual among all Brazilian banks, with a 19.2% market share.	The main player in the Brazilian real estate market is Caixa Econômica Federal (CEF), a government owned bank. CEF is focused on real estate financing and is the leader in this market. Other competitors include Banco do Brasil S.A., Banco Santander Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ABECIP.

Payroll Loans

A payroll loan is a loan with fixed installmentsthat is directly deducted from the borrower’s payroll to the bank’s account without being recorded in the debtor’s account. Our strategy is to expand our activities in businesses with historically lower risk, achieving a leading position in the offering, distribution and sale of payroll loans in Brazil.

To expand this business and complement our strategy, on July 9, 2012 we entered into an association agreement with Banco BMG S.A. to offer, distribute and market payroll loans originated by that financial institution. Itau BMG Consignado, the entity used for purposes of this joint venture, began operations in December 2012 and is present throughout the Brazilian territory. This association was designed with the purpose of diversifying our loan portfolio, supplementing our payroll loan strategy, and improving the risk profile of our portfolio of loans to individuals. Itau BMG Consignado also enables us to expand our business in the payroll loan sector in line with our values and transparency principles, following best management practices and policies.

84

Our strategy of higher growth in the National Social Security Institute (Instituto Nacional do Seguro Social, or INSS) beneficiaries sector, combined with certain credit policies we adopted, allowed our portfolio evolution to be followed by a decrease in delinquency levels.

This increase in payroll loans resulted in a higher share of payroll loans within the personal loan portfolio, from 21.8% as of December 2014 to 24.3% as of December 2015.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Payroll Loans	In December 2015, we obtained a market share of 16.6% in terms of payroll loans, positioning us as the third largest bank in this segment in Brazil.	Our main competitors in this business are Banco do Brasil S.A., Caixa Econômica Federal, Banco Bradesco S.A. and Banco Santander Brasil S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Other products and services portfolio

Insurance

Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnership with retailers, credit card clients, real estate and vehicle financing, personal and payroll loans – and the wholesale channel.

These products have characteristics such as a low loss ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of the conglomerate’s revenues. Other insurance activities correspond to extended warranty, health insurance, our stake in IRB – Brasil Resseguros S.A. and other activities.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Insurance	Giving effect to our 30% ownership interest in Porto Seguro S.A., we reached 11.1% of share in total insurance market based on earned premiums, excluding VGBL (Redeemable Life Insurance), from January to December, 2015, positioning us as the third largest insurance provider in this segment in Brazil. Considering only our insurance core activities, our market share reached 14.3% of this market in the same period.	The Brazilian Insurance market is highly competitive. Our main competitors in this sector, excluding health insurance providers, are affiliate with large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A. Although there is a great concentration of Brazilian banks, this market is still dispersed, especially with players acting in specific niches. As of December 2015, this industry consisted of approximately 154 insurance companies of various sizes, including 41 concglomerates and 48 independent companies. We belive that our alliance with Porto Seguro S.A. resulted in gains in scale and efficiency for us.

Source:SUSEP. Insurance core activities Include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Educational, Travel, Unemployment, Funeral Allowance, Serious Diseases, Random Events), Housing, Multiple Peril and Domestic Credit – Individuals.

85

Private Pension Plans

We offer private pension plans to our clients as an option for wealth and inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life, as a supplement to government plans, through long-term investments.

The contributions reached R$17.3 billion from January to December 2015, mainly due to the increase in our VGBL product, and technical provisions, which increased 19.9% in the same period, totaling R$124.6 billion on December 31, 2015.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Pension plans	In December 2015, our balance of provisions represented 23.4% of the market share for pension plans, positioning us as the third largest pension provider in Brazil.	Our main competitors in private retirement plan products are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market.

Source: FENAPREVI (Balance of provisions - Pension Plans for Individuals and Companies).

Premium Bonds (títulos de capitalização, or capitalization plans)

Premium bonds are fixed deposits products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership in premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. In 2015, we distributed R$61.2 million in raffle prizes for 3,128 clients.

We currently market our premium bonds portfolio of products through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. Revenues from capitalization plans increased 5.2% in 2015 when compared to 2014.

Focusing in corporate responsibility principles, since August 2014 we maintain a partnership with Instituto Ayrton Senna, a non- profit organization which focuses on promoting quality of public education in Brazil. A portion of the revenues upon purchase of PIC, our bank's premium bonds, is provided to the Instituto Ayrton Senna’s education projects.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Premium Bonds	In the period from January to December, 2015, we had a market share of 12.9% in terms of revenues from sales of premium bonds, positioning us as the third largest provider of such products in this segment in Brazil.	Our main competitors in premium bonds are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, Ike us, take advantage of their branch network to gain access to the retail market. Our profitability (measured by net profits over revenues from sales) is the highest among our main competitors.

Source: SUSEP.

Wholesale Bank

Wholesale Bank is the segment responsible for banking operations of large (annual revenues over R$300 million) and middle-market companies (annual revenues from R$30 million to R$300 million) and investment banking activities. It offers a wide range of products and services to the largest economic groups of Brazil and of other countries in Latin America.

Our activities in this business range from typical operations of a commercial bank to capital markets transactions and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs.

One of the most important features of our Wholesale Bank is the set of initiatives linked to improving efficiency in our operations. These continuous actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs, based on a high-quality service to our clients.

86

Investment Banking

Our investment banking business carried out through Itau BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. From research to execution, we believe we offer a wide portfolio of investment banking services with respect to Brazilian and other Latin American companies.

In investment banking, the fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions.

The Banker's Investment Banking Awards 2015 – Promoted by The Banker magazine, Itau BBA was recognized as the “Most Innovative Investment Bank in LatAm 2015”.

World’s Best Investment Banks 2015 – Organized by Global Finance, we were selected as the “Best Investment Bank in Latin America”, “Best Investment Bank in Brazil”, “Best Investment Bank in Argentina”, “Best M&A Bank in Latin America” and “Best Equity Bank in Latin America”.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Investment Banking	In the period from January to December 2015, Itaú BBA ranked first in mergers and acquisitions(1). From January to December 2015, we ranked first in origination and second in distribution in debt capital markets transactions(2).

In investment banking, Itaú BBA’s main competitors include Banco Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco BBI and Banco BTG Pactual S.A.

Source: (1) Thomson ranking by number of deals. (2) ANBIMA ranking in terms of volume.

Itaú Corretora (Brokerage)

Itau Corretora has been providing brokerage services in BM&FBovespa since 1965. We provide retail brokerage services in Brazil to over 97 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$29 billion in trading volume. The brokerage services are also provided to international clients through our broker-dealer in New York.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Brokerage Services(1)	Ranked third in Retail Brokerage Services by trading volume in December 2015.	Main competitors: XP Investimentos, Agora Corretora de Titulos e Valores Mobiliários S.A., Rico Corretora de Titulos e Valores Mobiliários S.A. and BB Gestào de Recursos Distribuidora de Titulos e Valores Mobiliários S.A.
Cash Equities(1)	Ranked sixth in Cash Equities by trading volume in the period between January and December 2015.	Main competitors: Credit Suisse Hedging-Griffo Corretora de Valores S.A., UBS Brasil Corretora, Morgan Stanley Corretora de Titulos e Valores Mobiliários S.A., XP Investimentos and Merril Lynch S.A. Corretora de Titulos e Valores Mobiliários.
Futures and Derivatives(1)	Ranked sixth in Derivatives and Futures by number of traded contracts in the period between January and December 2015.	Main competitors: UBS Brasil Corretora, BTG Pactual Corretora de Titulos e Valores Mobiliários S.A., ICAP do Brasil Corretora de Titulos e Valores Mobiliários Ltda. and Tullett Prebon Brasil S.A. Corretora de Valores e Câmbio, BGC Liquidez Distribuidora de Titulos e Valores Mobiliários Ltda.
Research(2)	Ranked first Research House in Latin America.	Main competitors (local and global players): J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A., BTG Pactual Corretora de Titulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A. and Bank of America Merrill Lynch S.A. Corretora de Titulos e Valores Mobiliários.

Source: (1) CBLCnet, (2) Institutional Investor Magazine.

Consumer Credit - Retail

Our consumer finance business consists of products and financial services credit cards (issuer and acquirer), vehicle financing, mortgage, payroll loans, installment credit and overdrafts. Our products are offered to account holders and non- account holders through our physical and digital branch networks and partnerships with major retailers, such as carmakers and airline companies established in Brazil.

87

Credit Cards and Commercial Agreements

Through proprietary and partnership operations with major retailers, telephone carriers, automakers and airline companies established in Brazil, we offer a wide range of credit and debit cards to more than 60.3 million current and non-current account holders (in number of accounts as of December 31, 2015).

Our main goals in the credit card business are to continually grow our portfolio, improve its profitability, manage the quality of our assets and pursue the total satisfaction of our clients. To this end, our credit card division focuses on the development of new products, assessment of our partnerships, control of the credit quality of our portfolio and on more efficient cost management.

The Itaucard 2.0 is the only credit card in Brazil consistent with the standard international interest model, which charges the revolving interest rates from the date of purchase instead of the invoice due date, allowing lower interest rates. A total of 6.7 million cards have been issued since its launch in August 2012.

In September 2014, we launched the TudoAzul Itaucard co-branded card in partnership with Azul Linhas Aereas, one of the main airlines in Brazil. This action is aligned with our goal of offering a diversified portfolio, providing the best suited product to our clients. In February 2015, the TudoAzul Itaucard received an award from Flightglobal Magazine, one of the world’s leading commercial aviation publications, with respect to its loyalty awards. In selecting the winner of the award, Flightglobal took into consideration various aspects for this recognition, such as airplane tickets purchase and travel convenience, plus the traditional benefits already present in the Itaucard platform.

In November 2015, Itaucard and Netshoes, Brazil’s largest online provider of sports apparel, reached an agreement to launch a cobranded credit card that will offer benefits and exclusive discounts, in addition to a complete digital experience.

Itaucard has made innovations in the way it interacts with its Facebook followers by using more informal language, even using references to classic "memes". A new campaign uses "emoticons" to recreate popular videos from the Internet, aimed at disseminating the Digital Statement and the Itaucard chat application. The videos have been watched by over 4 million people, between June 2015 (launch of the campaign) and December 2015.

The Itaucard app has made strides in transforming the user experience with respect to its credit card. With new functionalities, it now has the Virtual Card, which generates a unique credit card number to be used in an online transaction, bringing more security and practicality in the internet. Another new feature of the app is the Timeline, in which the purchases and transactions can be seen in real time. Live representatives are available to communicate by app chat 24 hours per day and are available for clients to ask questions and get the answers any time and anywhere they may be. The app was broadly marketed through a number of media platforms, between the end of October and beginning of November 2015, after which there was a 33% increase in the app downloads until December 2015.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Credit Cards	We are the leaders in terms of transaction purchase volume of cards in Brazil, with a 37.1% market share in the period from January to December 2015.

The Brazilian credit card market is highly competitive, growing 13.2% from January to December 2015 over the last four years, according to the Brazilian Association of Credit Card Companies and Services (Associaçăo Brasileira das Empresas de Cartões de Crédito e Serviços, or ABECS).

Our main competitors in this business are Banco do Brasil S.A., Banco Bradesco S.A., Banco Santander Brasil S.A. and Caixa Econômica Federal.

Source: Itaú Unibanco Holding and ABECS.

Merchant Acquirer

REDE (formerly Redecard) is one of the two largest multi-brand acquirers of credit, debit and benefit card transactions in Brazil. REDE’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from sales made with credit cards), rental of pointof- sale terminals, or POS, check verification through POS terminals, and the capture and transmission of transactions using coupons, and loyalty programs.

88

Our goal is to be the main partner for merchants that are seeking higher business potential with a focus on IT investments,infrastructure and POS modernization. For those partners, REDE offers a series of products that follow the market’s latest trends. Among these products we highlight Mobile REDE, which captures the transaction using a device attached to the smartphone or tablet. It allows card reading and input of purchase data for client’s signature, reinforcing our position in new payments solutions for freelancers and micro entrepreneurs. Through e-REDE we intensified and improved the quality of our electronic payments platform, offering not only the acquisition service, but also an antifraud gateway. We offer a single platform for efficient, fast and complete solutions for online payments using a robust antifraud system.

We have experienced significant growth in the e-commerce facets of our merchant acquiring business. In September 2014, we acquired maxiPago!, a Brazilian electronic payment means company focused on e-commerce, for purposes of improving account safety and convenience to our customers, as well as otherwise maintaining our strong digital platform.

In October 2015, we acquired 50% of the capital stock of ConectCar, a company which operates in the payment services business that provides intermediation services for the automatic payment of tolls, gas and parking fees. The acquisition is in line with REDE’s strategy of developing innovative electronic payment channels with high growth potential in the Brazilian market, underscoring our commitment to quality in the services provided to our clients.

The following table sets forth the financial volume of transactions and the amount of transactions of credit and debit cards processed by us in 2015, 2014 and 2013:

	(In billions of R$)			(In billions)
	Financial Volume			Transactions
	2015	2014	2013	2015	2014	2013
Credit cards	249.7	231.6	208.8	2.0	1.9	1.8
Debit cards	133.4	125.9	113.8	2.0	2.0	1.9
Total	383.1	357.5	322.6	4.0	3.9	3.7

Prêmio Época ReclameAQUI 2015 (2015 Epoca ReclameAQUI Award) – In 2015, we were elected the company of the year in the “Electronic Means of Payment” organized by Época magazine and the Reclame Aqui consumer website. Also in 2015, REDE was selected as one of the 25 most valued brands in Brazil at the 2015 Brazilian Most Valued Brands survey conducted by Interbrand.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Merchant Acquirer	In the period from January to December, 2015, we reached a market share of 36.1% in terms of total transaction volume (credit and debit) generated by the acquiring services, positioning us as the second largest player in this segment in Brazil.	Our main competitors in this business are Cielo S.A., Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) and Banco Bankpar S.A. (American Express).

Source: Itaú Unibanco and ABECS.

89

Vehicle Financing

As of December 31, 2015, our portfolio of vehicle financing to individuals amounted to R$20.1 billion. The average loan to value ratio of our vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 70.8% in December 2015, following a downward trend since the previous year, when the loan to value ratio reached 73.7% as of December 31, 2014. Since 2012, we have reduced our risk exposure in this sector and focused on clients with better risk profiles, which allowed us to improve the credit quality of our vehicle loan portfolio.

From January to December 2015, the average term of vehicle financing was 40 months, and half of the transactions were carried out with terms of up to 36 months.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Vehicles	In December 2015, we reached a market share of 11.8% in terms of loans to individuals among banks, positioning us as fourth in Brazil in this segment	Our main bank competitors in this business are Banco Santander (Brasil) S.A., Banco do Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Consortium

A consortium is a self-financing system created in Brazil with a view to foster savings for the purchase of vehicles and other assets, such as real estate. Pursuant to consortium agreements, participants are pooled according to the specific asset they elect to purchase (e.g., a vehicle of a particular manufacturer and model), which will be paid for in installments. Payments made by the participants of a given consortium are used to create a “pool” of funds, which are used by one or more members of the consortium at a time to acquire the assets elected by the participants, e.g., once a month, and such members continue to make payments as scheduled. Generally, participants may receive the asset, (i) during the course of the consortium agreement (before all installments are paid), if the participant pays an amount (in addition to the regularly scheduled installment due) that is higher than such an additional amount offered by any other consortium member for that period, or (ii) during the course of the consortium agreement (before all installments are paid), if the participant is selected by random drawing, organized by the bank, to receive the asset, while continuing to pay for the remaining installments as scheduled.

As consortium are regarded as a provision of services under Brazilian law, the management of consortium does not give rise to default risk or regulatory capital requirements for us. Since consortium do not charge interest rates, our revenues come mainly from the administration fee charged to clients.

Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. In December 2015, we reached the following results:

• 415.0 thousand in active contracts, with a growth of 3.3% when compared to December 2014;

• R$11.8 billion in balance of installments receivables, with a growth of 8.0% when compared to December 2014; and

• R$683.7 million in administration fees from January to December 2015, with a growth of 12.0% when compared to the same period of 2014.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Consortium Services Fees	In the period from January to December, 2015, we had a market share of 9.7% in total consortia services fees. Considering only banks, we are the second largest provider of such services in terms of fees in Brazil.	Considering only banks, our main competitors in the Brazilian consortia market are Bradesci Ad. Consortium and BB Consortium.

Source: Central Bank

90

Microcredit

Our microcredit unit offers to low-income entrepreneurs who do not have the necessary attributes to participate in the traditional financial system the chance to expand and develop their businesses. Itau Microcredito’s loan officers reach out to new and existing clients, offering loans (coupled with free loan-protection microinsurance), and point of sale, or POS, machines. Loan officers are also responsible for disseminating information regarding financial concepts related to the responsible use of money.

A major benefit arising from this initiative is that micro-entrepreneurs start to develop a relationship with the formal financial system. Our microcredit activities are split into two levels:

•  1st Tier Lending: includes working capital loans, or loans for upgrades and fixed assets provided to formal and informal business people engaged in small business activities. Any granting of loans requires the presence of a trained microcredit loan officer; and

•  2nd Tier Lending: loans to micro-entrepreneurs through partner civil society organizations registered with the National Productive Microcredit Program. We are committed to promoting microfinance best practices and trading experiences with partner organizations.

Our investment in microcredit is part of our strategy to act as agents of transformation in society. Microcredit is also important as it reinforces our vision of sustainability and increases our ability to spread our knowledge in financial education. The end goal is to create a virtuous cycle in which our bank stimulates the social and economic development of Brazil’s low-income population.

Our International Business

Itaú Unibanco Holding’s Global Footprint

In Argentina, Chile, Paraguay and Uruguay, we offer commercial banking (retail) and wholesale banking with the main focus on commercial banking. In Peru, we have an Itau BBA representation office and in Colombia we are gradually intensifying our presence through our corporate and investment banking operations.

Additionally, we have operations in Europe (France, Germany, Portugal, United Kingdom, Spain, and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and the Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo). These are operations that mainly serve institutional, corporate and private banking clients.

91

Latin America

Latin America is a priority in our international expansion strategy due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals and companies. We have expanded our business in the region in a sustainable manner over the past years and our priority now is to gain economies of scale, maintain a Strong presence in the local retail markets and strengthen our relationships with local companies.

In order to support our more than 1.9 million clients, as of December 31, 2015 we had a network of 246 branches and client service branches (CSBs) in Latin America (ex-Brazil). In Paraguay, we had 45 non-bank correspondents, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2015, we also had 36 points of service through OCA S.A., our credit card operator in Uruguay.

Banco Itaú Argentina

We operate in Argentina since 1979, where we focus on large companies with business ties to Brazil. In 1994, we initiated our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itau Argentina.

Through Banco Itau Argentina we offer products and services in corporate banking, small and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients, and our services offerings include current and savings accounts, personal loans and credit cards.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2015, we had a market share of 2.5% in terms of total outstanding loan balance in Argentine pesos, positioning us as the thirteenth private bank in Argentina.	Our main competitors are Banco Santander Rio S.A., Banco de Galicia y Buenos Aires S.A., BBVA Banco Frances S.A. and Banco Macro S.A.

Source: Central Bark of Argentina.

Banco Itaú Chile

Our business in Chile is mainly focused on retail and high-income clients, but we also operate with middle-market and large corporate clients. We started our activities in Chile in 2007, after Bank of America Corporation transferred the operations of BankBoston Chile and BankBoston Uruguay to us. In August 2014 we extended our agreement signed in 2011 obtaining a 100% interest in Munita, Cruzat & Claro, a leader in wealth management in Chile. The integration, through Itau Private Bank, will be focused on the continuity of the relationship with clients. Accordingly, we reaffirm our commitment to the Chilean market and the aim to be the largest private bank in the Latin American market.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2015, our market share was 5.6% based on total outstanding loan balance in Chilean pesos, positioning us as the seventh private bank in Chile.	Our main competitors are Banco Santander-Chile S.A., Banco de Chie S.A., Banco de Crédito e Inversiones S.A. and Banco Bilbao Vizcaya Argentaria Chile S.A.

Source: Superintendency of Banks and Financial Institutions.

Itaú CorpBanca

In 2015, the merger of Itau Chile with CorpBanca was approved by the Superintendency of Banks and Financial Institutions, or SBIF (Superintendencia de Bancos e Instituciones Financieras), in Chile. As a result, we have obtained all the required regulatory authorizations in Brazil, Chile, Colombia and Panama to complete the merger, which occured on April 1, 2016. This operation represents an important step in our strategy to expand our presence in Latin America, placing the bank in, what we believe to be, an outstanding position in Chile and Colombia, as well as diversifying our operations in the region.

92

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itau brand was introduced and our bank’s name was changed to Banco Itau Paraguay. Banco Itau Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. Banco Itau Paraguay’s main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itau Paraguay has a well-established presence in the agribusiness sector. We hold the leading position among banks in Paraguay in terms of results and deposits (data provided by the Central Bank of Paraguay, December 2015).

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2015, we had a market share of 15.6% in terms of total outstanding loan balance in guaranis, positioning us as the third largest private bank in Paraguay.	Our main competitors are Banco Continental S.A.E.C.A., Banco Regional S.A.E.C.A. and Banco Bilbao Viscaya Argentaria Paraguay S.A.

Source: Central Bank of Paraguay.

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itau Uruguay, OCA (the largest credit card issuer in Uruguay) and the pension fund management company Union Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions.

Our retail banking business is focused on individuals and small business clients. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2015, we had a market share of 19.4% based on total outstanding loan balance in Uruguayan pesos, positioning us as the third largest private bank in Uruguay.	Our main competitors are Banco Santander S.A., Banco Bilbao Vizcaya Argentaria Uruguay S.A. and Scotiabank Uruguay S.A.

Source: Central Bank of Uruguay.

Colombia

In Colombia, our wholesale and investment bank has been operating since the end of 2012. Our target market in Colombia consists of institutional investors and large Brazilian companies operating in Colombia as well as Colombian companies operating in Brazil. The product portfolio includes loan operations, foreign trade financing, foreign exchange and derivatives and investment bank activities, such as advising on mergers and acquisitions and accessing the capital markets.

Our presence in Colombia is growing and we intend to be one of the top three investment banks and wholesale in this country in the coming years. The sectors considered most attractive are: mining, energy, oil, gas and infrastructure.

Peru

In Peru, we have a representative office and we are considering increasing our activities in the corporate and investment banking segments, following the same strategy as in Colombia, in order to take advantage of the country’s strong growth.

93

Mexico

Mexico will continue with research on local companies.

Itau BBA International

Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:

•       Corporate and Investment Banking: headquartered in the United Kingdom, but with business platforms in several cities in Europe, we meet the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and Europe. The services offered include the origination of structured financing, hedging, trade financing and advisory to both European companies investing in Latin America and Latin American companies investing overseas.

•       Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami and Switzerland, offering specialized financial products and services to high net worth Latin American clients.

Other International Operations

To support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. These services are offered mainly through our branches in the Bahamas, New York and Cayman Islands, as well as through our other international operations.

We manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fund raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas and New York, as well as through Itau Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itau Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

Additionally, Itau BBA participates in the international capital markets as a dealer, as it has equity and fixed income sales and trading teams in Sao Paulo, New York, Santiago, London and Hong Kong. We provide extensive research coverage of over 206 listed companies in Brazil, Mexico, Chile, Colombia, Peru, Panama and Argentina. Our international fixed income and equity teams are active in trading and offering Brazilian and Latin American securities to institutional investors.

Competitive strengths

We believe the following strengths provide us with significant competitive advantages and distinguish us from our competitors.

Premier banking brand in Brazil

We believe that our brands are very strong and very well recognized in Brazil and that they have been associated with quality, reliability, and with our large portfolio of products, which help us maintain a low client turnover rate, especially among clients in the high-income segment. In 2015, our brand was elected by consulting firm Interbrand as “the most valuable brand” in Brazil for the twelfth consecutive time. Please refer to section Our Profile, item Brand for further information.

94

Large branch network in geographic areas with high economic activities

Our Brazilian branch network, while national in scope, is strategically concentrated in the southeast region of Brazil. Our branch network in other countries of the Southern Cone (Argentina, Chile, Paraguay, and Uruguay) is also positioned in regions with high levels of economic activity. Having our branch network in key economic areas gives us a strong presence and a competitive advantage to offer our services to a broad range of clients and benefit from selective market opportunities. Our exclusive ATM network allows us to offer a wide range of products and services to our clients, which we see as one of our competitive strengths.

Additionally, we have refurbished branches, especially in shopping malls. These branches have a new visual identity and service proposition, offering a new concept of client service and a differentiated layout inspired by the design of a retail store. Shopping mall branches have extended hours, which offers added convenience for our clients. We have an extensive network, including branches, client site branches and ATMs in Brazil and abroad.

Diversified line of products and services

We are a multi-service bank offering a diverse line of products and services designed to address the needs of various types of clients, including corporate clients, very small and small companies, retail clients, high-income individuals, private bank clients, nonaccountholders and credit card users. We believe that this business model creates opportunities to improve our relationship with clients and thereby increases our market share. We expect to maintain our leading presence by capturing a solid and increasing number of transactions across various business segments.

Technology and electronic distribution channels as drivers for sales

Our intensive use of technology and electronic distribution channels, which has contributed significantly to an increase in sales of products and services, is one of our most important competitive advantages. We invest in technology because we believe that it is how we will be able to improve the environment for our employees and clients. We focus our efforts on the development of platforms and services that use the best of technology, with the purpose of streamlining and making easier the lives of everybody who relate with the bank, with a focus on mobility and convenience.

Our sophisticated technology supports certain remote banking capabilities (such as call centers and internet banking) and offers clients the ability to verify statements and perform transactions online or over the phone. In addition, our sales teams can access client credit scores with ease and credit proposals can be sent over the internet by any broker registered with our systems.

On December 31, 2015, we completed our IT investments planned for the period from 2012 to 2015, financed by internal funds. These investments were made in data processing systems, purchase of software, system development and in our new Data Center built in the State of Sao Paulo. Our Data Center, one of the largest in Latin America, had its construction concluded as planned and the configurations of the environmental infrastructure were successfully established. The new data center will support our growth up to 2050, ensuring the high performance and availability of our operations.

Additionally, through our online platforms Uniclass and Personnalite Digital we expanded our client relationship model by allowing the relationship managers to offer personalized customer services from 7 a.m. to midnight, from Monday through Friday. We have also redesigned and are offering to our clients other digital channels such as our Itaucard and Itau Empresas applications.

Risk-based pricing model as a tool to manage risk while exploring opportunities

Our risk-based pricing model, as applied to our products, is an importante competitive advantage as it gives us a more precise dimension of riskreturn in various scenarios. This is an essential tool to explore comercial opportunities and simultaneously manage risk. Depending on the product, each contract is individually priced using risk adjusted return on capital models that give us a better assessment of the relevant market.

95

b) Revenues by segment and their share in the issuer’s net revenues

Activities

Segment information is based on reports used by senior management to assess the financial performance of our business and make decisions on the allocation of funds for investment and other purposes. The segment information was prepared in accordance with the accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to the allocation of capital by means of a proprietary model; (ii) the use of financing and cost of capital, in accordance with market prices, based on some management criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects of hedging transactions carried out for our investments abroad. The table below presents our revenues per segment for the years ended December 31, 2015, 2014 and 2013.

		(In R$ million)
	Year ended December 31
	2015	2014	2013

Retail Bank	70,495	65,516	57,504
Financial margin (1)	40,997	37,880	32,932
Banking service fees	21,159	19,234	16,437
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,339	8,402	8,135
Wholesale Bank	25,774	20,408	17,032
Interest margin (1)	18,047	13,685	11,097
Banking service fees	7,282	6,321	5,495
Income from insurance, private pension and capitalization operations before claim and selling expenses	445	402	440
Activities with the Market and Corporation (2)	7,641	3,916	3,940
Financial margin (1)	7,513	3,590	3,608
Banking service fees	59	222	216
Income from insurance, private pension and capitalization operations before claim and selling expenses	69	104	116
Total (3)	103,910	89,840	78,476
Interest margin (1)	66,557	55,155	47,637
Banking service fees	28,500	25,777	22,148
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,853	8,908	8,691

(1)  Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.

(2)  Activities with the Market and Corporation includes the results related to operations of trading in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to the excess of capital.

(3)  The total is not the sum of the parts, because there are inter companies operations eliminated in the consolidated.

96

We operate mainly in Brazil and we do not detail information on our revenues by geographic market within Brazil. Our revenues arise from income from financial operations before allowance for loan losses, banking service fees and income from insurance premiums, pension plan and capitalization operations. These revenues are presented separately for those accrued in Brazil and abroad. The table below presents information on our revenues for the years ended December 31, 2015, 2014 and 2013 after the eliminations from consolidation.

			(In R$ million)
	2015	2014	2013
Income from loan operations	49,741	51,887	45,119
Brazil	43,806	46,798	40,761
Abroad	5,935	5,089	4,358
Banking service fees	30,815	27,740	24,066
Brazil	28,789	26,267	22,742
Abroad	2,026	1,473	1,324
Income from insurance, pension plan and capitalization operations	4,168	3,834	3,528
Brazil	4,130	3,807	3,493
Abroad	38	26	35

We present below a summary of the results of our operating segments, where the total cannot represent the sum of the parties because operations between segments were eliminated only in consolidated.

			(In R$ million)
	ITAÚ UNIBANCO
2015	RETAIL BANKING	WHOLESALE BANKING	ACTIVITIES WITH THE MARKETING AND CORPORATION (1)	ITAÚ UNIBANCO
Banking product	70,495	25,774	7,641	103,910
Managerial interest margin (2)	40,997	18,047	7,513	66,557
Banking service fees and income from bank charges	21,159	7,282	59	28,500
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,339	445	69	8,853

Losses on loans and claims, net of recovery	(13,893)	(5,931)	98	(19,726)
Expenses for allowance for loan losses	(16,232)	(6,764)	98	(22,898)
Recovery of credits written off as loss	3,886	883	-	4,769
Expenses for claims/ Recovery of claims with reinsurance	(1,547)	(50)	-	(1,597)

Operating margin	56,602	19,843	7,739	84,184

Other operating income (expenses)	(35,924)	(11,130)	(1,948)	(49,002)
Non-interest expenses	(31,547)	(9,877)	(1,522)	(42,946)
Tax expenses for ISS, PIS, Cofins and Other	(4,377)	(1,253)	(426)	(6,056)

Income before income tax and social contribution	20,678	8,713	5,791	35,182
Income tax and social contribution	(7,263)	(2,691)	(1,040)	(10,994)
Non-controlling interest in subsidiary	(342)	-	(14)	(356)

Recurring net income	13,073	6,022	4,737	23,832

(1)  Activities with the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to administration currency, interest rate and other market risk factors, gap management and arbitration opportunities in in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to excess of capital.

(2)  Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.

97

			(In R$ million)
	ITAÚ UNIBANCO
2014	RETAIL BANKING	WHOLESALE BANKING	ACTIVITIES WITH THE MARKETING AND CORPORATION (1)	ITAÚ UNIBANCO
Banking product	65,516	20,408	3,916	89,840
Managerial interest margin (2)	37,880	13,685	3,590	55,155
Banking service fees and income from bank charges	19,234	6,321	222	25,777
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,402	402	104	8,908

Losses on loans and claims, net of recovery	(11,840)	(3,202)	(3)	(15,045)
Expenses for allowance for loan losses	(14,503)	(3,565)	(3)	(18,071)
Recovery of credits written off as loss	4,642	407	-	5,049
Expenses for claims/ Recovery of claims with reinsurance	(1,979)	(44)	-	(2,023)

Operating margin	53,676	17,206	3,913	74,795

Other operating income (expenses)	(34,200)	(9,150)	(1,089)	(44,439)
Non-interest expenses	(30,243)	(8,158)	(1,182)	(39,583)
Tax expenses for ISS, PIS, Cofins and Other	(3,957)	(992)	93	(4,856)

Income before income tax and social contribution	19,476	8,056	2,824	30,356
Income tax and social contribution	(6,761)	(2,591)	(74)	(9,426)
Non-controlling interest in subsidiary	(305)	-	(6)	(311)

Recurring net income	12,410	5,465	2,744	20,619

(1)  Activities with the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to administration currency, interest rate and other market risk factors, gap management and arbitration opportunities in in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to excess of capital.

(2)  Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.

			(In R$ million)
	ITAÚ UNIBANCO
2013	RETAIL BANKING	WHOLESALE BANKING	ACTIVITIES WITH THE MARKETING AND CORPORATION (1)	ITAÚ UNIBANCO
Banking product	57,504	17,032	3,940	78,476
Managerial interest margin (2)	32,932	11,097	3,608	47,637
Banking service fees and income from bank charges	16,437	5,495	216	22,148
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,135	440	116	8,691

Losses on loans and claims, net of recovery	(13,471)	(1,807)	(332)	(15,610)
Expenses for allowance for loan losses	(16,270)	(2,008)	(302)	(18,580)
Recovery of credits written off as loss	4,837	248	(40)	5,045
Expenses for claims/ Recovery of claims with reinsurance	(2,038)	(47)	10	(2,075)

Operating margin	44,033	15,225	3,608	62,866

Other operating income (expenses)	(31,288)	(8,700)	(282)	(40,270)
Non-interest expenses	(27,698)	(7,839)	(450)	(35,987)
Tax expenses for ISS, PIS, Cofins and Other	(3,590)	(861)	168	(4,283)

Income before income tax and social contribution	12,745	6,525	3,326	22,596
Income tax and social contribution	(4,189)	(2,215)	(219)	(6,623)
Non-controlling interest in subsidiary	(125)	-	(12)	(137)

Recurring net income	8,431	4,310	3,095	15,836

(1)  Activities with the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to administration currency, interest rate and other market risk factors, gap management and arbitration opportunities in in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to excess of capital.

(2)  Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.

98

7.3. With respect to the products and services that correspond to the operating segments disclosed in Item 7.2, describe:

a)  The characteristics of the production process

b)  The characteristics of the distribution process

c)  The characteristics of the markets in which it operates, in particular:

i.   Share in each of the markets

ii.  State of competition in the markets

d)  Any seasonality

Distribution Channels

We provide integrated financial services and products to our clientes through a variety of distribution channels. In addition to our traditional portfolio of banking products, we offer products such as insurance, investments, foreign exchange and brokerage. Our portfolio of corporate products suited for large companies is managed by our wholesale banking segment.

Our distribution network is divided into standard channels, which include branches, Customer Site Branches (which are banking service centers located at certain corporate clients), or CSBs, Automatic Teller Machines, or ATMs, and telephones, and digital channels, such as internet banking and mobile banking. The volume of banking transactions carried out through internet and mobile channels has grown significantly in recent years.

Standard Channels (branches, CSBs and ATMs)

Our branch network serves as a distribution network for all of the products and services we offer to our clients. As of December 31, 2015 our standard branch network reach 3,910 branches. We have 25 branches in Brazil, especially refurbished for shopping malls, with a new visual identity and service proposal. The spaces present a new concept of client service, with a differentiated layout inspired by the design of a retail store. Focusing on the relationship with the client as a way to strengthen contact with the public, these branches are open from 12 p.m. to 8 p.m., with exclusive service to our clients from 5 p.m. on. We intend to extend this concept in the next few years.

Similarly, we also implemented changes in service hours for certain branches located in commercial hubs, which now open at 8 a.m. or 9 a.m. and close at 6 p.m. or 8 p.m. This initiative was designed to adapt our services to the routine of our clients. We intend to extend this model to other malls and trade centers in Brazil in the next few years.

The range of services provided at CSBs may be the same as those provided at a full service branch, or more limited according to the size of a particular corporate client and its needs. CSBs represent a low-cost alternative to opening full service branches. In addition, we believe CSBs provide us with an opportunity to target new retail clients while servicing corporate clients and personnel.

ATMs are low-cost alternatives to employeebased services and give us points of service at significantly lower costs than branches. Our clients may conduct almost all account-related transactions through ATMs.

99

	Branches(1)			CSBs			ATMs
Standard channels	2015(2)	2014	2013	2015	2014	2013	2015	2014	2013
Brazil	3,910	3,967	3,913	824	852	863	25,802	27,309	27,313
Abroad	228	229	227	23	22	22	610	607	587
Argentina	72	72	73	17	17	18	178	186	189
Chile	96	99	96	-	-	-	70	70	72
Paraguay	32	30	28	5	4	3	307	297	283
Uruguay	23	23	25	1	1	1	55	54	43
Other	5	5	5	-	-	-	-	-	-
Total in Brazil and abroad	4,138	4,196	4,140	847	874	885	26,412	27,916	27,900

(1) Since December 31, 2014, total branches include digital branches and business branches, which are considered points of service by the CMN Resolution No. 4,072/2012.

(2) 79.2% of our branches were located in the states of São Paulo, Rio de Janeiro and Minas Gerais in the southeast of Brazil, Paraná in the south of Brazil, and Goiás in the center-west of Brazil.

We also have arrangements with other network operators, such as the brands “Cirrus” and “Maestro”, to allow our clients to use limited services through their networks.

Since 2012, we have made differentiated services available to certain registered clients. In addition to services available to our clients in general, these registered clients are able to withdraw funds and check current account balances and statements just by using biometric technology. Biometrics enables these registered clients to carry out transactions with fingerprint identification, without typing a password or using a card, providing more security and convenience for our clients. To be able to use biometrics, clients simply register with any Itau Unibanco branch.

Digital Channels (internet and mobile banking)

As a result of our strategy to be a “digital bank” based on the profile of our clients, our transactions through digital channels have already reached 67% of our total client transactions in 2015, followed by new features that have been made available through this channel throughout the year.

The internet banking channel became important in recent years given the continuous growth in demand for online transactions. In a traditional bank, the customer goes to the bank, while in a digital bank the bank goes to the customer. Since 1998, we have been transforming the experience of our customers, offering convenience through services and products to our individual and corporate clients, such as money transfers, payments, credit, investments, insurance and others.

Mobile banking is our fastest growing channel and became one of the main channels for the bank, representing 59.7% of our customer base of digital channels in December 2015. One of our most important recente technological innovations has been in mobile banking applications, which allow clients to access their accounts and perform banking transactions using smartphones or tablets through applications designed with a focus on innovation, transaction effectiveness and high-level experience for the customer. In the fourth quarter of 2015, we had a significant increase of 32.2% in users in our mobile banking applications when compared to the fourth quarter of 2014. Accordingly, we are investing in our mobile banking channel across multiple applications, or apps. With the launch and updates, mobile phones have become increasingly better tools to meet the needs of our customers in a safe and practical environment. Recently, we launched the Itau Pagcontas app, a unique application for the payment of bills, providing more convenience to our customers.

For our operations in Latin America, we also implemented the Itau tokpag app for individual clients in Paraguay, an application that allows transfers of money using the mobile phone number quickly and safely.

The table below shows our branches, CSBs and ATMs network broken down by types of services provided and geographic distribution, as of December 31, 2015, 2014 and 2013:

Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. As of December 31, 2015, there were 143 multiple-service banks, commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

100

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of December 31, 2015, these banks accounted for 34.8% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks, which has increased. As of September 30, 2015, Banco do Brasil S.A., Caixa Economica Federal, and BNDES accounted for 43.2% of the banking system’s total assets.

The following table sets forth the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

		(In billions of R$)		(%)
Position	Banks by total assets(1)	Control Type	2015	As of December 31, % of Total
1st	Banco do Brasil S.A.(2)	state-owned	1.439,0	17,4
2nd	Itaú Unibanco Holding S.A.	privately-owned	1.285,4	15,6
3rd	Caixa Econômica Federal	state-owned	1.203,8	14,6
4th	Banco Nacional de Desenvolvimento Econômico e Social	state-owned	925,9	11,2
5th	Banco Bradesco S.A.	privately-owned	905,1	11,0
6th	Banco Santander Brasil S.A.	privately-owned	681,7	8,3
7th	Banco BTG Pactual S.A.	privately-owned	241,7	2,9
8th	HSBC Bank Brasil S.A.	privately-owned	175,1	2,1
9th	Banco Safra S.A.	privately-owned	147,6	1,8
10th	Banco Citibank S.A.	privately-owned	76,0	0,9
n.a.	Others	n.a.	1.181,1	14,3
	Total		8.262,3	100,0

(1) Based on banking services, except insurance and pension funds.

(2) Includes the consolidation of 50.0% of Banco Votorantim S.A. based on Banco do Brasil’s shareholding stake and excludes these 50.0% of National Financial System.

Source: Central Bank (Top 50 Banks in Brazil).

Please refer to item 7.2 (a) for further information.

Seasonality

Generally our retail banking and our credit card businesses have some seasonality, with increased levels of retail and credit card transactions during the Christmas season and a subsequent decrease of these levels at the beginning of the year. In addition, there is a certain seasonality at the end of the year in our pension plan business, when the thirteenth salary are paid. We also have some seasonality in our banking services fees related to collection services at the beginning of the year, which is when taxes and other fiscal contributions are generally paid.

e) The main inputs and raw materials, informing:

I. Description of the relationships established with suppliers, including whether they are subject to governmental controls or regulation, indicating the bodies and the applicable legislation

We use a structured supplier assessment process aiming at reducing risks in our supply chain. Our suppliers register on our website and electronically adhere to our procurement policy, code of ethics, confidentiality policy, social and environmental responsibility and general conditions applicable to the acquisition of goods and services. After this process, these suppliers are submitted to a technical and administrative assessment process, which consists in analysis of suppliers’ adherence to the practices of social and environmental, compliance, fiscal, tax and labor responsibilities with its corporate obligations with the same tools used in the assessment of our clients (credit and indebtedness analysis, prevention of money laundering, fraud, anti-corruption law, among others).

In August 2015, we improved our supplier assessment criterion, considering the risk of the product category or service provided. This assessment is based on a supplier risk assessment, which is made up by the four pillars described below:

1- Reputational/ Regulatory: supplier and corporate structure risks related to image, compliance with the legislation in force, illegal acts, human rights (child labor, slave labor), environmental impact, and others;

2- Financial: risks related to the suppliers’ financial position;

101

3- Dependency: risks related to the Bank’s dependence on the supplier to mitigate the possibility of interruption in the supply of products and provision of services;

4- Labor: Risks related to the provision of service that involve intensive labor.

The supplier is not approved and is not illegible to provide services or products to Itaú when it did not meet the administrative evaluation criteria. We do not establish business relationships with suppliers that do not meet our evaluation criteria.

ii. Possible dependence on few suppliers:

We have a basis with over 8,000 suppliers approved that can provide services and supply products to Itaú. Possible dependence may occur due to exclusiveness in the service provision by the provider.

iii. Any volatility in suppliers' prices:

Price volatility is influenced by factors such as funds for loan operations, taxes, interest rates charged on products, default rates, mandatory collection rates, macroeconomic factors (interest rates, inflation and foreign exchange rate), among others.

7.4. Identify whether there are clients that are responsible for more than 10% of the issuer’s net revenues, stating:

a) Total amount of revenue arising from the client

There are no clients that account for more than 10% of the Issuer’s revenue.

b) Operating segments affected by the revenue arising from the client

The table below shows the concentration of loan, lease, and other credit operations and securities of companies and financial institutions:

					(In R$ thousand)
	December
Loan, lease and other credit operations, and	2015		2014		2013
securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total	Risk	% of total
Largest debtor	8,050,610	1.2	5,506,955	0.9	5,755,367	1.0
10 largest debtors	51,671,998	8.0	41,262,200	6.8	40,752,931	7.4
20 largest debtors	82,207,618	12.7	68,924,307	11.3	65,461,236	11.8
50 largest debtors	134,404,588	20.8	119,971,624	19.7	106,901,726	19.3
100 largest debtors	175,610,164	27.2	160,804,702	26.5	143,092,105	25.9

(*) The amounts include endorsements and sureties.

7.5.  Describe the material effects of state regulation on the issuer’s activities, specifically commenting on:

a) The need for government permits for the performance of activities and the history of the Issuer’s relationship with the public authorities in obtaining such permits

In order to conduct its activities, the Issuer depends on prior permits from the Central Bank.

Incorporated on September 9, 1943 under the name Banco da Metrópole de São Paulo S.A., registered with the Junta Comercial do Estado de São Paulo (JUCESP) under number 20.683 on May 22, 1944, the Issuer obtained a permit to operate as a financial institution on July 24, 1944. However, its history traces back to the activities of Itaú and Unibanco. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles. The institution, which would play the leading role in a continuous process of mergers and acquisitions, adopted the name of Unibanco in 1975. In the Itaú group, the origins go back to 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo, currently Itaú Unibanco S.A.

102

In relation to the capital markets, the Issuer’s shares were admitted for trading on BM&FBOVESPA in March 2003, replacing the shares of the institution that is currently named Itaú Unibanco S.A., which were admitted for trading on BM&FBOVESPA (then named Bolsa Oficial de Valores de São Paulo) on October 20, 1944. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles.

Regulatory environment

We are subject to regulation by, and supervision of, several entities, in accordance with the countries and segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:

• CMN: the highest authority responsible for establishing monetary and financial policies in Brazil, overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies, for regulating the conditions for organization, operation and inspection of financial institutions, as well as supervising the liquidity and solvency of these institutions. The CMN is also responsible for the general guidelines to be followed in the organization and operation of the securities market and the regulation of foreign investments in Brazil;

• Central Bank: responsible for implementing the policies established by the CMN, authorizing the establishment the financial institutions and supervising financial institutions in Brazil. It establishes minimum capital requirements, limits for permanent assets, credit limits and requirements for compulsory deposits, in accordance with the policies established by the CMN;

• CVM: responsible for regulating, sanctioning and inspecting the Brazilian securities market (which in Brazil includes derivatives) and its participants, as well as overseeing exchange and organized over-thecounter markets;

• CNSP: responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities;

• SUSEP: responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants; and

• ANS: responsible for regulating and supervising the health insurance market in Brazil and its participants.

Outside of Brazil, we have main operations subject to oversight by local regulatory authorities in the following jurisdictions: South America, in particular Argentina, Colombia, Chile, Uruguay and Paraguay; Europe, in particular United Kingdom and Switzerland; Central America and the Caribbean, in particular Bahamas and Cayman Islands; and the United States of America.

Financial institutions are subject to a number of regulatory requirements and restrictions, among which the following are noteworthy:

• prohibition of operating in Brazil without the prior approval of the Central Bank;

• prohibition of acquiring real estate that are not for the financial institution’s own use, except those received for settlement of loan losses, in which case such real estate must be sold within one year, extendable by the Central Bank;

• prohibition of acquiring interests in companies without the prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks or universal banks with investment portfolios;

• prohibition of granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group;

• restrictions on borrowing and lending, as well as granting advances and guarantees, to certain related individuals and legal entities

103

• obligation of depositing a portion of the deposits received from clients with the Central Bank (compulsory deposit); and

• obligation of maintaining sufficient capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank.

Basel III Framework

The Basel III framework increases minimum capital requirements and creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards in comparison to the former framework. The new rules will be phased in gradually and each country is expected to adopt such recommendations in laws or regulations applicable to local financial institutions.

The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5%, composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Basel III also introduces a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total exposure. Basel III implemented a liquidity coverage ratio, or LCR, and a net stable funding ratio, or NSFR. The LCR requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period. The NFSR establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period.

Additional requirements apply to noncommon equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either written-off or converted into common shares upon a “trigger event.” A “trigger event” is the decision of a competent authority pursuant to which, for a bank to remain a feasible financial institution, it is necessary: (i) to write-off an instrument, or (ii) to inject government funds, or equivalente support, into such bank, whichever occurs first. The requirements are applicable to all instruments issued after January 1, 2013. The instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks’ capital over a ten-year period, beginning on January 1, 2013.

Additional regulatory capital requirements apply to systemically important financial institutions, or G-SIFIs. The Basel Committee’s assessment methodology to determine which financial institutions are G-SIFIs is based on indicators that reflect the following aspects of G-SIFIs: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity, each of these factors receiving an equal weight of 20.0% in the assessment.

The Basel Committee has also issued a framework for the regulation of domestic systemically important banks, or D-SIBs, which supplements the G-SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country.

Implementation of Basel III in Brazil

CMN and the Central Bank have issued several rules which detail the implementation of the Basel III framework in Brazil.

Brazilian banks’ minimum total capital ratio is calculated as the sum of the following two components:

•	Regulatory Capital (patrimônio de referência); and
•	Additional Core Capital (adicional de capital principal).

Brazilian banks’ Regulatory Capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is further divided into two portions: Common Equity Tier 1 Capital (common equity capital and profit reserves, or principal capital) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or capital complementar).

104

In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, all instruments issued after October 1, 2013 by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event“. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the (RWA) risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, or RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation.

Existing hybrid instruments and subordinated debt previously approved by the Central Bank as eligible capital instruments may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that they comply with the above requirements and a new authorization from the Central Bank is obtained. Instruments that do not comply with these requirements will be phased out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction occurred on October 1, 2013, and subsequent deductions will take place annually starting January 1, 2014 until January 1, 2022.

The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (Adicional de Capital Principal Conservação), the countercyclical capital buffer (Adicional de Capital Principal Contracíclico) and the higher loss absorbency requirement for domestic systemically important banks (Adicional de Capital Principal Sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The higher loss absorbency requirement for domestic systemically important banks seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; and (iii) repurchase its own shares and effect reductions in its share capital.

From October 1, 2015, a minimum LCR in a standardized liquidity stress scenario is required for banks with total assets in excess of R$100 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Banks will also be required to effect public disclosures of their LCR on a quarterly basis after April 1, 2016.

105

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itau Unibanco Holding. The figures presented below refer to the percentage of our risk-weighted assets.

	(%)
	From January 1,
Basel III-Schedule	2015	2016	2017	2018	2019
Common equity Tier 1	4.5	4.5	4.5	45	45
Tier 1 Capital	6.0	6.0	6.0	6.0	6.0
Total regulatory capital	11.0	9.875	9.25	8.625	8.0
Additional common equity Tier 1 (ACP)	-	0.625	1.5	2.375	3.5
Capital conservation buffer	-	0.625	1.25	1.875	2.5
Countercyclical capital buffer(1)	-	-	-	-	-
Systemic	-	-	0.25	05	1.0
Common equity Tier 1 + ACP	4.5	5.1	6.0	6.9	8.0
Total regulatory capital + ACP	11.0	10.5	10.8	11.0	11.5
Prudential adjustments deductions	40	60	80	100	100

(1) According to Circular No. 3.769 of Central Bank, the ACP countercyclical requirement is zero.

The Central Bank has also established the calculation methodology for the leverage ratio. However, it has not yet determined a minimum ratio. Banks are required to prepare public disclosures of their leverage ratios on a quarterly basis after October 1, 2015.

CMN regulation also defines the entities that compose the consolidated enterprise level (conglomerado prudencial) of a Brazilian financial institution, and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at the consolidated enterprise level (conglomerado prudencial) pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. As of January 1, 2015, minimum capital and ratio requirements apply at the consolidated enterprise level (conglomerado prudencial)

In addition to the resolutions and circular letters issued in accordance with the criteria set forth in Basel III, in July, 2013, Law No. 12,838 wasissued, allowing the determination of deemed credit based on tax credits arising from temporary differences resulting from allowances for loan losses, which, in practice, exempts financial institutions from deducting this type of credit from its core capital. The law also changes the rules for the issue of financial bills, allowing for the inclusion of clauses for the suspension of the stipulated compensation and the termination of the credit right or its conversion into shares, and conditions stockholders’ remuneration to compliance with the prudential requirements established by the CMN.

Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of its transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. Capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure.

Foreign Currency Transactions and Exposure

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. There are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. The compulsory deposit requirement rate on the foreign currency short position held by financial institutions is currently 0%.

106

In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, require previous registration with the Central Bank, which may establish limits on the conditions of such foreign currency loan transactions.tacx

Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered comercial papers (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows.

The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy.

Beside legislation sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital.

Liquidity and Fixed Assets Investment Regime

In accordance with CMN regulation, financial institutions may not hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital.

Lending Limits

Furthermore, we are legally prevented from granting loans or advances, and guarantees, entering into derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds 25.0% of our regulatory capital.

Credit Exposure Limits

For the purpose of this limit, the following public sector entities are to be considered as separate customers: (i) the Brazilian government, (ii) an entity controlled directly or indirectly by the Brazilian government which is not financially dependent on another entity controlled directly or indirectly by the Brazilian government, (iii) entities controlled directly or indirectly by the Brazilian government which are financially dependent among themselves, (iv) a State or the Federal District, jointly with all entities directly or indirectly controlled by it, and (v) a municipal district, jointly with all entities directly or indirectly controlled by it.

Loans and Advances to Related Parties

Brazilian regulation sets forth that financial institutions are not allowed to grant loans, advances or guarantees to certain individuals and entities related to them, including:

(i)	officers, and members of the board of directors, fiscal council, advisory councils and other statutory committees, as well as their spouses, ascendants, descendants and collateral relatives to the second degree, either blood relatives or in-laws;
(ii)	individuals or legal entities that directly or indirectly control the financial institution or hold more than 10% of the financial institution’s share capital
(iii)	legal entities directly or indirectly controlled by the financial institution or legal entities in which the financial institution directly or indirectly holds more than 10% of the share capital; or

107

(iv)	legal entities directly or indirectly controlled by the individuals mentioned in items “I” and “II” above or legal entities in which such individuals directly or indirectly hold more than 10% of the share capital.

Compensation of Directors and Officers of Financial Institutions

According to rules set forth by the CMN, Brazilian financial Institutions are required to have a compensation policy.

If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation should be reversed proportionally to the decrease in result, in order to minimize the loss incurred by the financial institutions and their stockholders.

Our compensation policy principles and practices worldwide are compliant with each local regulation and seek to increase alignment between the interests of our stockholders and our management.

Antitrust Regulation

The Brazilian Antitrust Law sets forth that transactions resulting in economic concentration should be previously submitted for approval to CADE, the Brazilian antitrust regulator, provided that they meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million. The closing of a transaction before CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the annulment of the relevant agreement and potential administrative proceedings.

Financial conglomerates shall submit transactions in various industries to CADE’s approval. Additionally, Circular No. 3,590/2012 of Central Bank requires submission of concentration acts involving two or more financial institutions to the Central Bank’s approval in the following cases: (i) acquisition of corporate control, (ii) merger, (iii) acquisition or (iv) transfer of the business to another financial institution, and (v) another transactions that lead institutions to increase market share in the market segments which operates.

With respect to the conflict of jurisdiction to review and approve concentration acts involving financial institutions, the matter remains undefined, and the uncertainty around whether the CADE or the Central Bank should review and approve concentration acts involving financial institutions has resulted in financial institutions submitting for approval all concentration acts in the banking sector not only to the Central Bank but also to CADE.

Treatment of Past Due Debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

Classification(1)	AA	A	B	C	D	E	F	G	H
Allowance (%)	0	0.5	1	3	10	30	50	70	100
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

(1) Our credit classification also takes into account the client’s credit profile, which may negatively impact the past due classification.

108

Bank insolvency

The insolvency of financial institutions is handled pursuant to applicable laws and regulations by the Central Bank, which initiates and monitors all applicable administrative proceedings. There are three types of special regimes that may be imposed to financial institutions (private or public, but not federal) or similar institutions: (i) temporary special administration regime (RAET), (ii) intervention, and (iii) extrajudicial liquidation. Financial institutions may also be subject to the bankruptcy regime.

In the course of the special regimes described below, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

RAET

The RAET is a less severe special regime which allows financial institutions o continue to operate. Its main effect is that directors lose their offices and are replaced by a steering committee appointed by the Central Bank with broad management powers. Its duration is limited and its main objective is the adoption of measures aimed at the resumption of the financial institution’s regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.

Intervention

Under this regime, the Central Bank appoints an intervenor that takes charge of the financial institution's management, suspending its regular activities and dismissing the financial institution’s management. In general, the intervention is aimed at preventing the continuation of certain irregularities and the aggravation of the financial situation of the financial institution, which can put assets at risk and harm the financial institution’s creditors. The intervention is also time-limited and may be followed by the resumption of the financial institution’s regular activities or the declaration of extrajudicial liquidation or bankruptcy.

The intervention suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.

Extrajudicial Liquidation

Extrajudicial liquidation generally corresponds to the process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities.

The extrajudicial liquidation (i) suspends actions and executions related to the financial institution, (ii) accelerates the maturity of the financial institution’s obligations; and (iii) interrupts the statute of limitations of the financial institution's obligations. In addition, the debt of the estate under liquidation will no longer accrue interest until all obligations to third parties are settled.

Deposit Insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.0125% of the amount of the balances of accounts corresponding to the financial instruments that are the subject matter of the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. As from February 2016, credits of financial institutions and other institutions authorized to operate by the Brazilian Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.

109

Payment of Creditors in Liquidation

In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the estate in liquidation.

Insurance Regulation

With governmental approval, insurance companies in Brazil may offer all types of insurance, except for workers’ compensation insurance, directly to clients or through qualified brokers. Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.

In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.

There is currently no restriction on foreign investments in insurance companies in Brazil. Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the rules of the regulatory body (CNSP and SUSEP), and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil.

Insurance companies, until December 31, 2016, when transferring their risks in reinsurance, must transfer 40.0% of each facultative or automatic contract to local reinsurers (companies domiciled in Brazil). From January 1, 2017, this percentage will reduce annually until it reaches 15% in January 1, 2020.

In addition, until December 31, 2016, risk assignment between insurers and reinsurers belonging to the same economic group is limited to 20.0% of the premiums pertaining to each facultative or automatic contract.

Anti-Corruption Law

In January 2014, a new Brazilian anti-corruption law came into force which establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. Although known as anti-corruption law, it also encompasses other injurious acts contrary to the Brazilian or foreign public administration including bid rigging and obstruction of justice. The law provides strict penalties for legal entitles, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition to undertake financing with public entities and prohibition to participate in public biddings.

In addition, the law authorizes the public administrative authorities responsible for the investigation to enter into leniency agreements. The self-disclosure of violations and cooperation by legal entities may result in the reduction of fines and other sanctions as determined by the new federal regulation issued in March 2015. Also, onDecember 2015, the Brazilian government enacted Provisional Measure No. 703 (MP 703) amending the rules applicable to leniency agreements. MP 703 authorizes the federal, state, and local governments, severally or jointly with the Prosecutor’s Office or the General Attorney, to enter into leniency agreements. In addition, MP 703 provides more details as to the procedure to execute such agreements. The definitive conversion into law of MP 703 still needs to be approved by the Brazilian Congress and, subsequently, sanctioned by the President.

110

The new regulation also provides parameters for the application of the anti-corruption law including with respect to penalties and compliance programs. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/POLITICA_CORPORATIVA_DE_PREVENCAO_A_CORRUPCAO_ENGL.pdf from which you can electronically access further details about our Bribery Prevention Corporate Policy. As of 2014, the workforce’s target segment had attended corruption prevention modules as part of training programs.

Anti-Money Laundering Regulation

The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to ten years and monetary fines.

The Brazilian anti-money laundering law also created the Financial Activities Control Council, or COAF, which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Ministry of Finance. COAF performs a key role in the Brazilian anti-money laundering and counter-terrorism financing system, and its legal responsibility is to coordinate the mechanisms for international cooperation and information exchange. Annual Report 2015 Our risk management A-103

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorismo financing, as well as in response to the recommendation of the Financial Action Task Force – FATF and United Nations Security Council, financial institutions in Brazil must establish internal control and procedures aiming at:

•	identifying and knowing their clients, which includes determining if they are PEPs, and also identifying the ultimate beneficial owners (UBO) of the transactions. These records should be kept up-to-date;
•	checking the compatibility between the movement of funds of a client and such client's economic and financial capacity; checking the origin of funds;
•	carrying out a prior analysis of new products and services, under the perspective of Money laundering prevention;
•	keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;
•	reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$100,000, without informing the involved person or any third part;
•	applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) client and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the Financial Action Task Force (FATF); and (vi) situations in which it is not possible to keep the clients’ identification records duly updated;
•	determining criteria for hiring personnel and offering anti-money laundering training for employees;
•	establishing procedures to be complied with by all branches and subsidiaries of a Brazilian financial institutions located abroad with respect to anti-money laundering;
•	establishing that, any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it was organized and licensed, and that it is subject to effective supervision;
•	monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;
•	reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report);

111

•	requiring clients to inform the financial institution, at least one business day in advance, of their intention to withdraw amounts equal to or exceeding R$100,000;
•	ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions;
•	unavailability of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the Council resolutions of the United Nations Security United.

Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties ranging from: (i) formal notice, (ii) fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$20,000,000), (iii) rendering executive officers ineligible for holding any management position in financial institutions, to (iv) the cancellation of the financial institution’s license to operate.

In August 2013, the Brazilian Association of Banks (Federação Brasileira de Bancos, or FEBRABAN) enacted an anti-money laundering and terrorism financing self-regulation. The purpose of the document is to improve the contribution of the Brazilian financial system to the prevention of money laundering and make consistent the practices adopted by all banks, encouraging them to reinforce their preventive procedures.

Politically Exposed Persons (PEPs)

PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval from a more senior staff member, such as an officer, than otherwise would be required to approve relationships prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF.

Portability of Credit Transactions

The portability of credit transactions is regulated by the Central Bank since 2013. It consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and payment conditions. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability, including so-called "debt purchases".

Rules Governing the Charge of Fees on Banking and Credit Card Operations

Banking fees and credit card operations are extensively regulated by the CMN and the Central Bank. According to Brazilian legislation, we must classify the services we provide to individuals under pre-determined categories and are subject to limitations on the collection of fees for such services.

Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and saving accounts, such as supplying debit cards, check books, withdrawals, statements and transfers, among others.

Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients “standard packages” of priority services. Clients may also choose between these or other packages offered by the financial institution, or to use and pay for services individually instead of selecting a package.

Current rules also authorize financial institutions to charge fees for specific services called “additional services” (serviços diferenciados), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract.

112

The CMN also establishes rules applicable to credit cards, determining the events that allow for the collection of fees by issuers, as well as the information that must be disclosed in credit card statements and in the credit card agreement. There is also a list of priority services. The rules define two types of credit cards: (i) basic credit cards, with simpler services, without rewards programs and (ii) “special credit cards”, with benefits and reward programs. A minimum of 15% of the total outstanding credit card balance must be paid monthly by credit card holders.

A minimum 30-day prior notice to the public must precede the creation or increase of a fee, whereas fees related to priority services may only be increased 180 days after the date of a previous increase (while the reduction of a fee can take place at any time). With respect to credit cards, a 45-day prior notice to the public is required for any increase or creation of fees, and such fees may only be increased 365 days after a previous increase. The period of 365 days is also subject to changes in the rules applicable to benefit or reward programs.

Payroll Deduction of Credit Card

In 2015, the Brazilian government increased the total payroll deduction limit from 30% to 35% of an individual’s monthly income and authorized the use of payroll deduction to pay credit card bills. 5% of such limit is required to be used exclusively for the payment of credit card bills. This measure results from the conversion of Provisional Measure No. 681 into Law No. 13,172 of October 21, 2015.

Leasing regulation

Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees leasing transactions. The parties involved in a leasing transaction are the “lessor” (the bank) and “lessee” (our client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire or return it to the lessor or renew the contract for a new period.

Brazilian legislation establishes a specific methodology to account for the profits or losses in leasing transactions and all information that should be included in a lease agreement. The guaranteed residual amount paid by a lessee should correspond to a minimum return required for the transaction to be viable for the lessor, whether the purchase option is exercised or not. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies.

Correspondent agents

We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that employees of all correspondent agents must hold a technical certification authorizing them to serve customers involved in credit and leasing operations.

Banking secrecy

Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:

•	the disclosure of information with the express consent of the interested parties;
•	the exchange of information between financial institutions for record purposes;
•	the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors;
•	the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities; and

113

•	the disclosure of information in compliance with a judicial order.

Except as permitted under the Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense.

Ombudsman

In 2015, the CMN and the Central Bank updated the regulatory framework related to the ombudsman (ouvidoria) structure of the entities subject to Central Bank supervision. The new rules revoke the current applicable framework and give financial institutions until June 30, 2016 to adapt to the new provisions.

The new framework aims at establishing a more effective and transparent ombudsman that is able to provide better assistance to the relevant financial institution’s customers. The ombudsman will have the following responsibilities:

•	provide assistance as final recourse to answer clients’ demands, after such demands have been analyzed by other client servisse channels (including banking correspondents and the Customer Service Attendance channel – SAC);
•	act as a communication channel between the institutions and the clients, including for dispute mediation; and
•	inform the management of the ombudsman activities.

The new framework also sets forth a requirement to record telephone conversations between clients and the ombudsman services.

The officer in charge of the ombudsman office must prepare a report every six months, which must be provided to the management and auditing bodies, as well as be available to the Central Bank for at least five years.

Regulation of the Brazilian Securities Market

According to the Brazilian Corporate Law, a company is considered publicly or closely-held depending on whether the securities issued by it are accepted for trading in the securities market or not. All publicly-held companies, such as ourselves, are registered with the CVM and are subject to information disclosure and reporting requirements.

Disclosure Requirements

Under CVM rules, publicly traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material.

The CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with the CVM. This form was modeled after IOSCO’s shelf registration system in gathering all of the issuer’s information in a single document.

Asset Management Regulation

The Brazilian asset management regulation requires asset managers to obtain previous registration with the CVM to perform the services of portfolio management and fund administration.

Itau Unibanco Group provides several services in the capital markets and, in particular, performs activities related to fund administration and portfolio management under CVM registration, according to CVM regulation.

By providing these services, our entities engaged in the asset management business can be held civil and administratively liable for losses arising from either intentional acts or negligence in conducting our activities.

The CVM has regulatory powers to oversee these activities, including to impose fines and other sanctions on registered asset managers.

114

Funds of foreign investors

In March 2015, a new regulatory framework issued by the CMN and the CVM became effective regarding (i) foreign investment in the Brazilian financial and capital markets and (ii) depositary receipts.

The most significant changes in the rules applicable to foreign investment in the Brazilian financial and capital markets introduced by the new regulation are: (i) a requirement that only financial institutions authorized to operate in Brazil may act as legal representatives of nonresident investors in Brazil for purposes of any investments made within the purview of such rule; (ii) clarification of requirements regarding simultaneous foreign exchange transactions (without the effective transfer of money) related to foreign investments; and (iii) clarification about the types of investments that can be made through a foreign investor account maintained at a bank in Brazil.

The new regulation also amended the rules applicable to depositary receipts, by allowing the issuance of depositary receipts based on (i) any security issued by Brazilian companies registered with the CVM (open market), in contrast to the previous rules which limited the issuance of depository receipts to equity securities, and (ii) credit instruments issued by financial institutions and other types of institutions registered with the CVM and authorized by the Central Bank, and eligible to be included in the financial institution’s regulatory capital.

Some of the changes implemented by the CVM rules on registry, operations and disclosure of information related to foreign investment in the Brazilian financial and capital markets were made to detail the activities of legal representatives, to enlarge the scope of non-resident investor´s private transactions and to determine the exceptions of transfer between non-resident investors prohibited by the CMN.

Internet and E-Commerce Regulation

On April, 2014, a new law (Federal Law No. 12,965/2014) establishing the regulatory framework for Internet services was enacted in Brazil. This law sets forth principles and rules to be observed by internet providers and users, including the protection of privacy and personal data and the preservation and safeguard of net neutrality. Also, certain aspects of electronic commerce are regulated, including the validity of electronic documents in Brazil and electronic commerce transactions from the consumer protection standpoint. Current regulation on electronic commerce is intended to: (i) clearly identify the supplier and the product sold on the Internet; (ii) provide na electronic service channel to clients; and (iii) guarantee cancellation and return of Internet orders. In addition, computer hacking offenses were criminalized in Brazil in 2012.

In light of the increased use of electronic channels in the Brazilian banking industry, the CMN has enacted a number of resolutions over the past few years in order to provide or establish:

•	that Brazilian residents may open deposit bank accounts by electronic means, which includes the Internet, ATMs, telephone and other communication channels, provided that transfers of amounts from such accounts are allowed only between accounts of the same account holder or in the event of liquidation of investment products and funds of an account, of the same account holders who own the investment products or funds;
•	that all financial institutions that offer products and services through electronic means must guarantee the security, secrecy and reliability of all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through these channels; and
•	the opening of deposit bank and savings accounts that can be used exclusively through electronic means.

On April 10, 2014 FEBRABAN, Brazilian Federation of Banks issued a regulation on hiring credit through remote channels (such as ATM’s, call center and Internet Banking), setting forth minimum guidelines and procedures to ensure reliability, quality, transparency and efficiency.

115

Regulation on Payment Agents and Payment Arrangements

A Brazilian law enacted in October 2013 established the legal framework for “payment arrangements” (i.e. the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquirers a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions.

In November 2013, the CMN and the Central Bank published a set of rules referring to payment arrangements and payment agents, which became effective in May 2014. This regulation establishes: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts; and (vi) a liquidity requirement for prepaid accounts that demands the allocation of their balance to a special account at the Central Bank or to be invested in government bonds, starting at 20% in 2014 and raising gradually up to the totality of the total account balance in 2019; among other matters.

In October 2015, a new regulation was published by the Central Bank complementing the previous ones and bringing new rules and concepts, among them: limitations on closed payment arrangements, the concept of domicile institution, obligation of centralized clearing and settlement for the payment arrangements, transparency of the interoperability rules intra-arrangement and between arrangements.

Credit Performance Information

Brazilian law establishes rules for the organization and consultation of databases compiling positive credit history information of individuals and legal entities. The Central Bank regulates the provision of positive credit history information by financial institutions to such databases and the sharing of such information, such provision and sharing being subject to the express request or authorization of the client.

Consumer Protection Code

The Brazilian Consumer Protection Code, or CDC, sets forth consumer defense and protection rules applicable to clients’ relationships with suppliers of products or services. Brazilian higher courts understand that the CDC is also applicable to financial institutions.

The basic consumer rights dealing with financial institutions are as follows:

•	reverse burden of proof in court;
•	financial institutions must ensure that proper and clear informations provided with respect to the different products and services offered, with accurate specifications for quantity, characteristics, composition, quality, and price, as well as on any risks such products pose;
•	financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services, as well as promoting overbearing or disloyal commercial practices;
•	financial institutions are liable for any damages caused to their clients by misrepresentations in their publicity or information provided;
•	interest charged in connection with personal credit and consumer directed credit transactions must be proportionally reduced in case of early payment of debts;
•	collection of credits cannot expose the cliente to embarrassment or be performed in a threatening manner; and
•	amounts charged improperly may in limited circumstances have to be returned in an amount equal to twice what was paid in excess of due amounts. Such rule does not apply to cases of justifiable mistake, such as systemic failure or operational error.

Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on us. For example, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. In addition, local or state legislatures may, from time to time consider bills intending to impose security measures and standards for customer services, such as limits in queues and accessibility requirements, that, if signed into law, could affect our operations. More recently, certain bills have passed (and others were proposed) in certain Brazilian states or municipalities that impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus, which could also adversely affect our ability to collect credit outstanding.

116

Regulation of Independent Auditors

In accordance with CMN regulation establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) qualified as specialists in audit of banks by the CFC and the IBRACON; and (iii) meet the requirements that ensure auditor independence.

After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such institution for three consecutive fiscal years.

CMN regulation also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) ownership of shares of or entering into financial transactions (either asset or liability) with the audited financial institution by the audit firm or members of the audit team involved in the audit work of the financial institution; and (iii) fees payable by the institution represent 25% or more of the total annual fees of the audit firm. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team with managerial responsibilities who were involved in the audit work at the financial institution during the preceding 12 months.

In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation.

•	An assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system;
•	A description of non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution; and
•	Others reports required by Central Bank. These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must retained and made available to the Central Bank for at least five years.

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the International Financial Reporting Standards (IFRS Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for audit of financial statements.

Taxation

We summarize below the main taxes levied on the transactions entered into by entities in the Itau Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itau Unibanco Group. For a more in-depth analysis, we recommend that potential investors consult their own tax advisors. The main taxes we are subject to, with respective rates, are as follows:

117

Tax	Rate	Tax calculation basis
IRPJ (Corporate Income Tax)	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)

CSLL (Social Contribution on Net Income)	20.0% (financial institutions, insurance companies and capitalization entities) or 9.0% (other Itaú Unibanco Group companies)	Net income with adjustments (exclusions, additions, and deductions)

COFINS (Social Security Financing Contribution)	4.0% (financial institutions, insurance companies and capitalization entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

PIS (Contribution on Social Integration Program)	0.65% (financial institutions, insurance companies and capitalization entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

ISS (Service Tax)	2.0% to 5.0%	Price of service rendered

IOF (Tax on Financial Transactions)	Depends on the type of the transaction, as described below.	Transaction nominal value

Corporate Income Tax and Social Contribution on Net Income

In accordance with applicable legislation, corporate income tax (Imposto de Renda da Pessoa Jurídica, or IRPJ), and social contribution on profits (Contribuição Social Sobre o Lucro Líquido, or CSLL) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate.

CSLL is currently levied on our taxable income at a 20.0% rate, which is specific for financial institutions, insurance and similar companies. Note that this tax is generally levied at a 9.0% for non-financial legal entities. Nonetheless, the Federal Government increased such a rate initially to 15.0%, and then to 20.0%. Despite such increase, some Brazilian financial institutions, including us, are disputing the constitutionality of this higher CSLL tax rate. The amounts in dispute are accounted for as a tax liability provision in our balance sheet. In regard to this matter, it is worth mentioning that on the same rule that increased CSLL from 15.0% to 20.0% (Law 13,169), the Federal Government also determined that, as from January 1, 2019, the CSLL rate will be reduced to 15.0%.

As other Brazilian legal entities, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itau Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities net income. However, Brazilian legislation provides for our deducting the amounts paid as corporate income tax abroad against the IRPJ due in Brazil and CSLL, provided certain limits are observed.

Income Tax for Individuals and Foreign Investors

On September 22, 2015, the President of the Federal Republic of Brazil enacted Provisional Measure No. 692 (MP 692), signed into law on March 16, 2016, to increase the basic 15% rate of tax levied on capital gains earned by individuals, certain companies and foreign investors (individuals or companies) arising from the disposal of general assets and rights exceeding R$5 million, by adopting a system of progressive rates that may escalate to 22.5% (for positive income exceeding R$30 million). As capital gains from operations carried out through stock exchanges are subject to specific tax regulations, not included in the scope of Law No. 13,259, it may be alleged that the provisions of this regulation should not be applied to these aforementioned operations.

For the same asset or right disposed of in installments, and provided that this disposal is carried out until the end of the calendar year subsequent to the first operation, as from the second operation the capital gain should be added up to the gains earned from the previous operations, for purposes of application of such progressive rates, by deducting the income tax amount paid in the previous operations.

For calculation of the income tax in this case, the group of shares or quotas of one and the same company should be construed as an integral part of ”the same asset or right”.

118

This progressive tax table will be also adopted in the case of capital gains earned by companies, except for those calculating it based on taxable income, either presumed or determined, and also in the case of capital gains of non-residents in Brazil (except for those subject to a specific tax rate defined in law). Capital gains earned by investors resident in tax havens remain subject to a 25% rate.

Interest on Stockholders’ Equity

On September 30, 2015, the Brazilian government enacted Provisional Measure No. 694, or MP 694, which amended the income tax regulations concerning distributions of interest on stockholders’ equity by Brazilian companies. Under MP 694, the calculation of interest on stockholders’ equity will be limited to the (i) daily variation of the long term interest rate (Taxa de Juros de Longo Prazo, or TJLP), multiplied by the value of certain equity accounts of the Brazilian company or (ii) an annual 5% flat rate, whichever is lower. Moreover, MP 694 increases from 15% to 18% the withholding income tax rate levied on interest on stockholders’ equity payments made by Brazilian companies to non- Brazilian residents not domiciled in tax-haven jurisdictions, as defined by the Brazilian tax authorities. The extent of this increase is still under discussion, as well as how the withholding income tax will be processed for foreign residents domiciled in countries with which Brazil has a double taxation treaty.

Because MP 694 was not converted into law during the effective period for such conversion, these amendments to the income tax regulations are no longer effective. If the stockholder is a resident of or domiciled in a tax haven jurisdiction, the payment of interest on capital is subject to withholding income tax at a rate of 25%.

Integration Program and Social Security Financing Contribution

In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: contribution on social integration program (Contribuição Para o Programa da Integração Social, or PIS) and social security financing contribution (Contribuição Social Para o Financiamento da Seguridade Social, or COFINS).

In accordance with applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, which is explained below, but it prevents the use of tax credits. Some additional deductions are legally permitted to financial institutions, and therefore the calculation basis is similar to the profit margin. Some of our subsidiaries claim that the PIS and COFINS should be levied only on their revenue from the sale of products and services, rather than on the revenues from financial and other activities. The amounts in dispute are accounted for as tax contingencies in the balance sheets of these companies.

Most non-financial companies, on the other hand, are authorized to pay PIS and COFINS contributions according to the non-cumulative regime. Under the non-cumulative regime, PIS is levied at a 1.65% rate and COFINS is levied at a 7.6% rate. The calculation basis of these taxes is the gross revenue earned by the entity; however, the taxpayer may offset credits calculated through the application of the same rates on the value paid on the purchase of certain inputs used in the entity’s production process. Currently, under such non-cumulative regime, the financial income (except for income from interest on capital) of nonfinancial companies is not subject to PIS and COFINS.

Service Tax

The tax on services (Imposto Sobre Servicos de Qualquer Natureza, or ISS) is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature.

119

Tax on Financial Transactions

The tax on financial transactions is levied at specific rates according to the transaction in question, and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

The table below summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

Applicable Rates
(Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, as described
Type of transaction	below, which may become effective as of its publication date)
Foreign exchange transactions	IOF/FX: zero to 6.38% (depending on the transaction) Maximum rate: 25%

Insurance transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%

Loans and credit transactions	IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate Maximum rate: 1.5% per day (plus 0.38%)

Securities	IOF/Securities: zero to 1.5% as a general rule (possible to be higher) Maximum rate: 1.5% per day

Securities – Derivatives	IOF/Securities – Derivatives: zero Maximum rate: 25%

b) The issuer’s environmental policy and costs incurred in complying with environmental regulation and, if applicable, with other environmental practices, including adherence to international environmental protections standards

Our operations (administrative buildings and branch network management) follow the state and federal regulations on environmental issues. We operate according to the Sustainability Policy, which contains provisions designed for the following purposes:

•	Support market mechanisms and internal policies aimed at promoting the respect for the environment, quality of life and maintenance of biodiversity;
•	Develop and improve mechanisms and internal policies aimed at managing the indirect environmental impact of financial operations ;
•	Mitigate the direct environmental impacts of its operations.

Ecoefficiency

We understand that, although we are a service company, our activities have impact on the environment, through the operation of administrative units, branch networks and technology centers. Our main sources of electricity and water consumption, for example, come from refrigeration systems and the use of electronic equipment. There is a continuous effort to improve our energy efficiency through the best market practices, ambitious goals and an increasingly robust management of natural resources consumption.

Strengthening our long-term commitment for the environment, in 2015, we established long-term ecoefficiency goals:

è	Reduce by 34% of the energy consumed by R$ 1MM per banking product between 2012 and 2020
è	Reduce by 34% of the energy consumed by R$ 1MM per banking product between 2012 and 2020
è	Reduce by 28% our water consumption R$ 1MM per banking product between 2012 and 2020
è	Reduce by 32% waste from administrative buildings sent to landfills, between 2012 e 2020
è	Reduce by 32% our business travel indicator that illustrates the millage traveled by generated revenue, between 2012 and 2020*.
è	Acquire 96% of the energy of administrative buildings form renewable sources – 55% more than in 2012;
è	Reach, in 2020, a PUE (Power Usage Effectiveness) of 1.60, 19% lower than in 2015.

120

Water

The year of 2015 was critical from the point of view of water resources throughout Brazil. The Southeast, in particular, concentrates a great demand and was the most affected region with water shortage. In summary, our water resources come largely from public supply and artesian wells in a smaller proportion. As our administrative buildings, data centers and branches have thermal refrigeration for the convenience of our clients and employees, the water crisis could pose a significant risk for business continuity.

Accordingly, in 2014, an emergency response plan was developed for water rationing and business continuity. After the implementation of this plan in 2015, we continue with our actions for monitoring and improvement of our resilience for a possible rationing. These actions include:

•	Periodical monitoring of levels of water supply reservoirs and electricity, and rainfall rates;
•	Development of an aversion curve to the risk of rationing of water and energy. This curve shows the minimum volume that guarantees the supply with no need for rationing.
•	Revalidation of capacity of water providers (water truck) to supply water to the Bank, in case of water shortage.
•	Request of granting for groundwater use (artesian well) in administrative buildings;
•	Awareness campaign with employees for responsible use of water and energy.

In 2015, our total consumption was 1,505,105.44 m³, in line with the goal established in previous year, which exceeds 1,851,661.80 m³ the bank’s water consumption, reflecting our consumption with water shortage in Brazil. In 2015, we consumed 116% more reuse water than in 2014, equivalent to a total consumption of 105,656,8m³.

Reflecting our commitment to the water shortage issue in Brazil, in 2015, we consumed 63% more reuse water than in 2014, equivalent to a total consumption of 138,546,8m³.

Energy

As part of the service sector, the main sources of electricity consumption at Itaú Unibanco are: cooling and electronic equipment. Aware that the operation depends on the availability of electric energy, we continuously seek to improve our energy efficiency through the market best practices and reduction goals.

Currently, 90% of all electricity consumption of administrative buildings come from the free market, more specifically from renewable sources, such as sun, wind, biomass and Small Hydroelectric Plants (PCH). Our purpose is to reach a 96% interest of renewable sources until 2020.

The capillarity of our branch network represents a challenge for the standardization of electricity use. For this reason, the management of about 4,000 bank's branches counts on the support of a logarithm projected specifically to conduct a continuous consumption analysis, to identify the unusual consumption and usage peaks. This system permits not only a detailed consumption control, but also planning and prioritization of improvement actions in search for higher energy efficiency.

As in other areas, in IT (Information Technology), there is a sector responsible for engineering and physical infrastructure (civil, electric, mechanical and hydraulic) of our data center, which currently has four buildings: The Mogi Mirim Technology Center (CTMM), the São Paulo Technology Center (CTSP), the support Campinas Center (CAS) and Raposo Administrative Center (CAR). This structure enables us to manage energy with the experience of specific professionals, qualified by means of an automation system that permits immediate monitoring of the data center.

Even if the opening of CTMM, the new Technology Center in Mogi Morim, total energy consumption increased only 0.14% in 2015, when compared to 2014. It is important to mention that all goals established for 2015 were achieved.

Emissions

We share the vision that there is no management without measurement. Therefore, for over seven years, we have quantified, conducted assurance activities by third parties and disclosed annually our greenhouse gas emissions. Our management is based on the GHG Protocol Brazilian Program. In addition, as from 2015, we started to offset direct emissions and part of our emissions indirectly resulting from the CTMM, the just opened Data Center, through the purchase of certified carbon credits with proven benefits. With the carbon credits so purchased, we could offset the scope 1 emissions referring to 2012, 2013, 2014 and 2015, as well as scope 2 emissions of the CTMM, totaling 47,332.33 tCO2e.

121

Additionally, we are signatories of the Carbon Disclosure Project (CDP), we are part of the ISE, ICO2 and DJSI portfolios, in which we report our emissions on an annual basis.

In line with the commitment to mitigate the impact of our operations, we purchased more than 90% of electricity used in our administrative buildings from clean energy sources, such as Small Hydroelectric Plants (PCHs), biomass plants or windmills. During the tests, in case of failures in the energy distribution systems, we have to turn on our generation system, to assure 100% of availability of our installations and business continuity.

Accordingly, we implemented ways of reducing, either directly or indirectly, the greenhouse gas emissions (GHG) and our pollutants associated to our business.

We are installing a scrubber and low-emission devices in administrative buildings with higher consumption levels. These devices are generally used to neutralize gas (retention steam) and particle retention. Additionally, we are investing in low-emission engine generator set. Currently, 70% of our installed capacity in administrative buildings comprise low-emission energy, which is up to 53% cleaner than older machines.

We also conducted a comparative study of emissions of gas used in the cooling of administrative buildings, with the purpose of mapping more efficient alternatives, with lower environmental impact, and reducing greenhouse gas emissions. Therefore, the assumption that each new project (for example CTMM) is equipped with more efficient devices in terms of generation of energy and thermal comfort, considered low-emission devices.

Transportation

Control over data related to air and ground transportation includes information on employees’ civil aviation, as well as taxis, vans and executive vehicles.

Information is provided by service providers, consolidate and stored by a management company contracted by Itaú, thus assuring an adequate control over the indicator. Monitoring of CO2 emissions is updated every month. This tool permits to manage the indicator in the integration with the data basis of emissions inventory. By using the data basis, it is possible to monitor, on a quarterly basis, the achievement of the established goal, thus permitting a better guidance for the actions to reduce and control consumption peaks.

We continuously invest in projects that make our transportation more intelligent and efficient, reducing the mileage in a number of air and ground transportation systems. The table below summarizes these initiatives throughout 2015, as well as in previous years, that continue to generate results for the bank.

Transportation	2013	2014[1]	2015[1]
Air	133,182,000	157,093,000	148,449,773.21
Land	40,704,000	42,966,000	44,139,109.67[2]
Total	173,886,000	200,059,000	192,588,882.89

1.  Includes Itaú, IBBA and Latam (Argentina, Chile and Paraguay) data.

2.  Includes taxi, vans, bus and refund of fuel.

Investments and environmental expenditures

One of the ways to control our prevention, mitigation and protection initiatives related to environmental aspects to monitor our investments and expenditures with this topic.

In 2014, we also invested R$ 823,924.12 in the remediation of contaminated areas. We also paid R$ 1 million to the University of São Paulo Support Foundation (FUSP) and to the Environment Company of the State of São Paulo (CETESB) in environment compensatory measures, to be used to manage contaminated areas and to restore vegetation in a Permanent Preservation Area (APP), near Raposo Tavares Administrative Center. This payment was made through a Term of Conduct Adjustment (TAC) with the Public Prosecution Office, which was signed in 2013.

122

In 2015, we invested R$ 122,000.00 to rebuild vegetation, completing the Term of Conduct Adjustment. We also invested R$ 4.5 million in environmental protection, of which R$ 1.7 million was spent in management (treatment and disposal), R$ 838,946.00 were invested in the remediation of contaminated areas and rebuilding of vegetation, and R$ 937,844.40 in environmental management and preservation.

c) Dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities

The brands and trademarks of the issuer and its subsidiaries have an important role in the performance of its activities, however, there is no dependence on such assets for conduction of activities of the issuer and its subsidiaries.

7.6. With respect to the countries in which the issuer generates substantial revenue, please identify: a) Revenue arising from clients from the country where the issuer is headquartered and their share in the total net revenue, b) Revenue arising from clients from each foreign country and their share in the total net revenue, c) The total revenue arising from foreign countries and their share in the issuer’s total net revenue

There are no substantial revenues of the Issuer arising from countries other than Brazil.

7.7. With respect to the foreign countries disclosed in Item 7.6, please state the extent to which the issuer is subject to regulations in these countries and how these regulations affect the issuer’s business

There are no substantial revenues of the Issuer arising from countries other than Brazil.

7.8. With respect to social and environmental policies, please identify

a. Describe the issuer’s significant long-term relationships that are not included in another part of this form, and on which the issuer discloses social and environmental information

Banks interact with all economic sectors, and therefore, they have a significant power to influence positive changes in society. We, from Itaú, which mission is to be a leader in sustainable performance, integrate social and environmental issues into our business, considering the needs of our clients and collaborators, of the civil society and regulatory bodies. By integrating ESG risks and opportunities into our strategy, governance, processes, management policies, products and services, we are creating a virtuous circle that may help society to thrive.

In the last 15 years, we have developed and taken part in a number of initiatives to reduce risks and take advantage of environmental and social opportunities. We created strategies, routines, processes and products, adopted specific policies and adhered to volunteer commitments, such as PRI (Principles for Responsible Investment), EP (Equator Principles), CDP (Carbon Disclosure Project) and the Global Pact, which guide our business and institutional practices.

We published the Consolidated Annual Report, which follows the AA100 and GRI principles for stakeholders’ engagement. All relevant information on Sustainability management and the main results of each year are included in this document.

To access information on 2015, please access www.itau.com.br/investor-relations

123

b) The methodology followed in the preparation of this information

We published the Consolidated Annual Report, which follows the AA100 and GRI principles for stakeholders’ engagement.

The project is conducted by a work group, composed of the Corporate Communication, Finance, Marketing, Investor Relations and Sustainability areas. It is responsible for conducting the process of creation of the bank’s Materiality matrix and forward it for approval of the authority levels required.

The Social and Environmental Risk topic is part of the "Risk and Capital Management", considered a priority by the bank.

The purpose of our social and environmental risk management is to identify, measure, mitigate and monitor risks. We consider social and environmental risks as a component of other types of risks our business is subject to, such as credit, reputation and legal risks. To mitigate these risks, we take initiatives to interact with the areas that are involved in the process, such as training sessions, workshops and lectures. In addition, we adopt measures to improve control based on the results of adherence tests, which are periodically reported to our Social and Environmental Risk Committee, which is part of our Sustainability Governance.

In 2014, CVM Instruction No. 4.327 required the development of Social and Environmental Responsibility Policies for all financial institutions, which should include measures of risk management, governance and relationship of stakeholders.

Our Policy for Sustainability and Social Environmental Responsibility ratifies the guidelines and principles of inclusion of ESG issues in our business practices, activities and operations (from the headquarters to branches and data centers). We also have social and environmental policies specific for each business, such as credit (Corporate, Middle Market, Retail, Mortgage and Vehicle Financing), insurance and investments, always based on the principles of relevance and proportionality. To disseminate the guidelines of the policy, we give training in these areas for all involved employees.

As part of the risk analysis monitoring process, our areas are subject to an Internal Audit. These audits are conducted by a team that evaluates, among other issues, compliance with the Policy for Sustainability and Social Environmental Responsibility and the commitments and volunteer agreements we entered into, such as the Equator Principles, associated with Project Finance.

All our business lines are guided by a list of restrict activities, a list of forbidden activities, conformity with environmental license, inclusion of social and environmental contractual clauses and rules specific for pledging real estate collateral.

For further information on our experience with the management of the topic, see our paper Social and Environmental Risks and Opportunities

https://www.itau.com.br/_arquivosestaticos/Itau/PDF/Sustentabilidade/Posicionamento- Itau-ROSA_english.pdf

Additionally, our Consolidated Annual Report includes more details and main highlights of 2015. It can be accessed on www. itau.com.br/investor-relations. Information included in the Social and Environmental Risk section is considered a priority, and, therefore, it is assured by the independent consulting company PricewaterhouseCoopers.

c) Whether this information is audited or reviewed by and independent entity

We published the Consolidated Annual Report, which follows the AA100 and GRI principles for stakeholders’ engagement. All relevant information on Sustainability management and the main results of each year are included in this document.

Information included in the Social and Environmental Risk section is considered a priority, and, therefore, it is assured by independent consulting company PricewaterhouseCoopers.

d) The Internet pages on which this information can be found

To access information on the Consolidated Annual Report for 2015, please access www.itau.com.br/annual-report

124

7.9. Supply other information the issuer may deem relevant

We published the Consolidated Annual Report, which follows the AA100 and GRI principles for stakeholders’ engagement. All relevant information on Sustainability management and the main results of each year are included in this document.

To access information on 2015, please access www.itau.com.br/annual-report

125

ITEM 8. EXTRAORDINARY BUSINESS

8.1. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer’s business (period of 3 past years)

All disposals and acquisitions of significant assets related to 2013, 2014 and 2015 were duly described in item 15.7 of this report

8.2. Indicate significant changes in the conduction of the issuer’s business (period of three last years)

New management structure for Itaú Unibanco

On February 23, 2015, structural changes were announced in the management of Itaú Unibanco Holding S.A., chaired by Roberto Setubal, and a new Executive Committee composed of 3 directors (Wholesale; Retail, and Technology and Operations) and 2 vice-presidents (Risk Management and Control and Finance; and Legal, People, Corporate Communication and Institutional and Governmental Relations).

There were no significant changes in 2014.

On February 21, 2013, the changes proposed by the Board of Directors to the Annual General Stockholders’ Meeting of Itaú Unibanco Holding S.A held on April 19 were announced, when the age limit for the position of CEO of Itaú Unibanco Holding S.A became 62 years old. Roberto Setubal continues as CEO of Itaú Unibanco S.A. until 60 years old, and in the two following years exclusively as CEO of Itaú Unibanco Holding S.A.

Information on significant corporate events may be obtained in items 10.3 and 15.7 of this reference form.

8.3. Identify the relevant agreements entered into by the issuer and its subsidiaries that are not directly related to its operating activities (period of three past years)

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$500 million.

In 2015, 2014 and 2013, we did not enter into material agreements that are not classified as a regular transaction.

8.4. Supply other information that the Issuer may deem relevant

None.

126

ITEM 9. RELEVANT ASSETS

9.1. Describe the non-current assets that are relevant for the development of the issuer’s activities, indicating in particular

a) Property, plant and equipment, including those rented or leased, identifying their location

Property, Plant and Equipment

At December 31, 2015, we owned and leased our principal administrative offices in Brazil, which included 8 office buildings, having a total area of 420,036 square meters, located basically in the city of São Paulo. These offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial department, back office, wholesale and investment bank activities, and also our data processing center.

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first half of 2016 (which are in the process of being renewed under similar terms) to the fourth quarter of 2036.

As of December 31, 2015, we owned approximately 19% of our administrative offices and branches (including customer site branches, ATMs and parking lots) and leased approximately 81%.

9.1.a - Fixed assets

Description of fixed assets	Main activities	Country	State	City	Type	Total area (m2)
Itaú Unibanco Business Center	Administrative Center	Brazil	SP	São Paulo	Own	139.547
Tatuapé Administrative Center	Administrative Center	Brazil	SP	São Paulo	Own	39.787
Pinheiros Administrative Center	Administrative Center	Brazil	SP	São Paulo	Own	21.163
ITM Administrative Center	Administrative Center	Brazil	SP	São Paulo	Rented	32.979
Brigadeiro Administrative Center	Administrative Center	Brazil	SP	São Paulo	Rented	21.370
Technology Center	Administrative Center and Data Center	Brazil	SP	São Paulo	Own	70.255
Technology Center	Data Center	Brazil	SP	Mogi Mirim	Own	60.499
Raposo Administrative Center	Administrative Center and Data Center	Brazil	SP	São Paulo	Own	34.436
Technology Operations Center	Data Center	Chile	Metropolitan area	Santiago	Rented	5.099

b) intangible assets, such as patents, trademarks, concessions, franchises, and technology transfer agreements, domain name on the Internet, informing

i. duration

ii. events that may cause the loss of rights to such assets

iii. possible consequences of the Issuer’s loss of such rights

127

Domains

These are the domains considered the most relevant for the activities of the Issuer and its subsidiaries

i.	Domain name and duration

Domain name	Duration

itau.com.br	2 years

itaucard.com.br	2 years

itaucustodia.com.br	2 years

itaupersonnalite.com.br	2 years

itauri.com.br	2 years

itau-unibanco.com.br	2 years

ii.	Events that may cause the loss of rights to such assets: non-renewal within the deadline or possible litigation

iii.	Possible consequences of the Issuer’s loss of such rights: the domain may be acquired by another part, individual or legal entity, losses for image and, possible financial losses regarding competitors and clients

Trademarks

The issuer and its subsidiaries are holders of several brands registered in Brazil and abroad, which may or may not be part of noncurrent assets. The significant brands for the activities of the issuer and its subsidiaries are “ITAÚ”; “ITAÚ PERSONNALITÉ”; “UNICLASS”; “ITAÚ BBA”; “ITAUCARD”; “HIPERCARD”; “UNIBANCO”; “ITAÚ UNIBANCO”, “GARANTEC”, “REDECARD” and “CREDICARD”.

i. Duration:

In Brazil, a trademark is acquired by means of a valid registration issued by the INPI (National Institute of Industrial Propriety) and its exclusive use within the Brazilian territory is assured to the owner. The trademark registration is valid for ten (10) years from the date it is granted by the INPI and it may be extended for equal and successive periods.

The terms and requirements for extending trademarks abroad depend on the laws of each country or region where the trademark is registered.

ii. Events that may cause the loss of rights related to such assets:

In Brazil, registration applications may be rejected by the INPI in the cases provided for by Law No. 9,279/96. Trademark registrations terminate upon: (i) the expiration of its terms without the due extension; (ii) a waiver by the trademark’s owner, and (iii) its lapse.

There is also the possibility of declaration of nullity for a trademark registration already granted, by means of a judicial proceeding before the body responsible for trademark registration or of litigation.

128

iii. Possible consequences of the issuer’s loss of such rights

In the event that the Issuer and/or its subsidiaries lose the rights to all or any of the trademarks listed above, they should use other trademark(s) in their activities and they would be no longer able to prevent third parties from using the same or similar trademarks, particularly in the same market segment. In case the issuer and/or its subsidiaries do not prove to be the holders of the branches they use, they may be subject to litigation due to violation of third parties’ rights due to misuse of trademarks.

Patents

The issuer and/or its subsidiaires are holders of patents and patent applications that may or may not be part of non-current assets, in Brazil and abroad, for a method to generate a virtual keyboard for typing security password or PIN (personal identification number) of users, as well as two other patent applications in Brazil for (i) method of identification of passwords to access an institution and (ii) method, user device and system for submission of information and financial information.

i. Duration:

In Brazil, the invention patent protection term is twenty (20) years from the patent application filing date. The terms and requirements for extending patents abroad depend on the laws of each country or region where the patent is registered.

ii. Events that may cause the loss of rights related to such assets:

The events that may cause the loss of rights to these assets are provided for by law. At the administrative level, trademark registration applications may be rejected by the INPI in the cases provided for by Law No. 9,279/96.

A trademark registration terminates upon: (i) the expiration of its terms without the due extension; (ii) a waiver by the trademark’s owner, which may be total or partial with respect to the products or services marked by the trademark; and (iii) lack of payment of annual retribution, and (iv) its lapse.

In case the patent registration has been granted in noncompliance with the legal provisions, there is the possibility of declaration of nullity for a patent registration already granted, by means of a judicial proceeding before the body responsible for trademark registration or of litigation.

iii. Possible consequences of the issuer’s loss of such rights

Depending on the reason for a possible loss of rights to the patents listed above, the subject matter of the patent will fall into public domain and may be freely exploited by third parties, or the Issuer and its subsidiaries may have to stop using the subject matter of the patent.

129

9.1 - Non-current assets / 9.1.c - Ownership interest in companies

Corporate name	CNPJ	CVM code	Type of company	Country of	State of	City of	Description of the	Issuer's ownership
				headquarters	headquarters	headquarters	activities	interest
	Book value -	Market value -	Amount of dividends				developed	(%)
Fiscal year	variation %	variation %	received (Reais)		Date	Amount (Reais)
Aco Ltda.	08.993.703/0001-70 -		Subsidiary	Uruguay		Montevideo	Representation of foreign banks	99.24
				Market value
12/31/2015	28.432426	0.000000	-	Book value	12/31/2015	4,554,541.08
12/31/2014	6.588262	0.000000	-
12/31/2013	8.130821	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Banco Itaú BBA S.A.	17.298.092/0001-30 -		Subsidiary	Brazil	SP	São Paulo	Multiple-service bank with investment portfolio	99,99
				Market value
12/31/2015	-0.1281640	0.000000	856,453,350.52	Book value	12/31/2015	5,644,290,933.97
12/31/2014	-4.0928700	0.000000	263,925,068.34
12/31/2013	-5.4986830	0.000000	1,081,999,530.72
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Banco Itaú Chile S.A.	08.988.145/0001-54 -		Subsidiary	Chile		Santiago	Multiple-service banks with commercial portfolio	100,00
				Market value
12/31/2015	0.000000	0.000000	-	Book value	12/31/2015	4,356,702,062.42
12/31/2014	0.000000	0.000000	-
12/31/2013	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Banco Itaú Uruguay S.A.	11.929.613/0001-24 -		Subsidiary	Uruguay		Montevideo	Multiple-service banks with commercial portfolio	100,00
				Market value
12/31/2015	44.028819	0.000000	178,074,000.00	Book value	12/31/2015	1,300,909,551.71
12/31/2014	20.333546	0.000000	79,710,000.00
12/31/2013	92.156578	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Banco Itaucard S.A.	17.192.451/0001-70 -		Subsidiary	Brazil	SP	Poá	Multiple-service bank with commercial portfolio	2,04
				Market value
12/31/2015	-0.173682	0.000000	2,927,000,564.92	Book value	12/31/2015	2,599,469,999.14
12/31/2014	61.851975	0.000000	1,839,431,112.66
12/31/2013	-34.684701	0.000000	2,926,995,011.29
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
BICSA Holdings Ltd	08.993.702/0001-25 -		Subsidiary	Cayman Islands		George Town	Holding company of non-financial institutions	100,00
				Market value
12/31/2015	0.000000	0.000000	-	Book value	12/31/2015	2,023,753,237.91
12/31/2014	0.000000	0.000000	-
12/31/2013	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Itaú Administração Previdenciária Ltda	03.526.540/0001-00 -		Subsidiary	Brazil	SP	São Paulo	Activities of pension plan management	0.00
				Market value
12/31/2015	-	-74.561833	-	Book value	12/31/2015	285.78
12/31/2014	-	0.000000	-
12/31/2013	-	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Itaú BBA Participações S.A.	58.851.775/0001-50 -		Subsidiary	Brazil	SP	São Paulo	Holding company of financial institutions	100,00
				Market value
12/31/2015	-12.563515	0.000000	643,593.96	Book value	12/31/2015	1,538,766,969.60
12/31/2014	3,333.90097	0.000000	12,487,986.07
12/31/2013	11.15492	0.000000	2,136,050.00
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Itaú Chile Holdings, Inc.	08.988.144/0001-00 -		Subsidiary	United States			Representation of foreign banks	100,00
				Market value
12/31/2015	-96.152602	0.000000	-	Book value	12/31/2015	181,189,945.90
12/31/2014	24.481948	0.000000	-
12/31/2013	26.840910	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

130

Corporate name	CNPJ	CVM code	Type of company	Country of	State of	City of headquarters	Description of the	Issuer's ownership
				headquarters	headquarters		activities	interest
	Book value -	Market value - Amount of dividends					developed	(%)
Fiscal year	variation %	variation %	received (Reais)		Date	Amount (Reais)
Itaú Corretora de Valores S.A.	61.194.353/0001-64 -		Subsidiary	Brazil	SP	São Paulo	Securities broker	2.87
				Market value
12/31/2015	-66.862176	0.000000	263,246,352.28	Book value	12/31/2015	420,978,812.77
12/31/2014	17.090969	0.000000	83,561,228.88
12/31/2013	23.385689	0.000000	86,873,589.85
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Itaú Seguros S.A.	61.557.039/0001-07 -		Subsidiary	Brazil	SP	São Paulo	Insurance operations in the personal injury and property damage lines, as defined by law	0.00
				Market value
12/31/2015	-17.009539	0.000000	7,819.38	Book value	12/31/2015	13,068.01
12/31/2014	-19.872703	0.000000	4,610.40
12/31/2013	70870.494763	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Itaú Seguros Soluções Corporativas S.A.	07.476.141/0001-24 -		Subsidiary	Brazil	SP	São Paulo	Insurance operations in the personal injury and property damage lines, as defined by law	0.00
				Market value
12/31/2015	0.000000	0.000000	-	Book value	12/31/2015	-
12/31/2014	0.000000	0.000000	32,275.71
12/31/2013	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Itaú Soluções Previdenciárias Ltda.	40.277.543/0001-75 -		Subsidiary	Brazil	SP	São Paulo	Technical support, maintenance and other IT services	0.00
				Market value
12/31/2015	0.000000	0.000000	-	Book value	12/31/2015	-
12/31/2014	0.000000	0.000000	197.78
12/31/2013	6.192276	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Itaú Unibanco S.A.	60.701.190/0001-04 -		Subsidiary	Brazil	SP	São Paulo	Multiple-services bank with commercial portfolio	100.00
				Market value
12/31/2015	13.212524	0.000000	1,725,572,857.61	Book value	12/31/2015	55,889,019,920.16
12/31/2014	15.465842	0.000000	4,151,542,718.35
12/31/2013	-5.114749	0.000000	4,195,176,468.92
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
ITB Holding Brazil Participações Ltda	04.274.016/0001-43 -		Subsidiary	Brazil	SP	São Paulo	Holding company of non- financial institutions	0.00
				Market value
12/31/2015	46.053798	0.000000	3.60	Book value	12/31/2015	49.41
12/31/2014	60.560038	0.000000	-
12/31/2013	55.498155	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
IU Seguros S.A.	21.986.074/0001-19 -		Subsidiary	Brazil	SP	São Paulo	Insurance operations in the personal injury and property damage lines, as defined by law	0.00
				Market value
12/31/2015	0.000000	0.000000	-	Book value	12/31/2015	30.11
12/31/2014	0.000000	0.000000	-
12/31/2013	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Kinea Private Equity Investimentos S.A.	04.661.817/0001-61 -		Subsidiary	Brazil	SP	São Paulo	Management of Investment Funds and Advisory Services for Investments in the Financial and Capital Markets	0.00
				Market value
12/31/2015	0.000000	0.000000	-	Book value	12/31/2015	-
12/31/2014	0.000000	0.000000	2.73
12/31/2013	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Oca Casa Financiera S.A.	08.988.153/0001-09 -		Subsidiary	Uruguay		Montevideo	Representation of foreign banks	0.00
				Market value
12/31/2015	0.000000	0.000000	-	Book value	12/31/2015	-
12/31/2014	20.106516	0.000000	-
12/31/2013	16.842190	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Oca S.A.	08.988.128/0001-17 -		Subsidiary	Uruguay		Montevideo	Representation of foreign banks	100.00
				Market value
12/31/2015	48.569673	0.000000	67,772,500.00	Book value	12/31/2015	343,722,107.47
12/31/2014	27.336468	0.000000	34,300,000.00
12/31/2013	42.324743	0.000000	21,249,000.00
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Topaz Holding Ltd	None -		Subsidiary	Cayman Islands		Grand Cayman	Holding company of non- financial institutions	0.00
				Market value
12/31/2015	37.088291	0.000000	-	Book value	12/31/2015	317.99
12/31/2014	13.090537	0.000000	-
12/31/2013	18.533287	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
Unibanco Negócios Imobiliarios Ltda.	66.180.076/0001-54 -		Subsidiary	Brazil	SP	São Paulo	Administration and management of Funds and Securities Portfolios	0.00
				Market value
12/31/2015	-56.310680	0.000000	-	Book value	12/31/2015	0.45
12/31/2014	-15.573770	0.000000	-
12/31/2013	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

9.2. Supply other information that the Issuer may deem relevant

The subsidiaries Banco Itaucard S.A. and Itaú Corretora S.A. reflect the differentiated participation rights of prefered shares in the distribution of profits and dividends.

131

ITEM 10 COMMENTS OF EXECUTIVE OFFICERS

10.1. Executive officers should comment on:

a)   Financial and equity positions in general

2015

The US economy continues to improve in the labor market. The unemployment rate fell to 5.0% in December 2015 from 5.7% at the end of 2014. This this favorable change followed a moderate growth in GDP, which expanded by 2.4% in 2015.

In the same comparison, Eurozone and Japan GDP grew by 1.5% and 0.5%, respectively; China, however, decelerated to 6.9% when compared to 7.3% achieved in 2014. This moderate growth in China has affected the expansion of emerging countries, including those of Latin America.

In Latin America, commodities-exporting countries continue to grow less in relation to the previous decade. Lower prices of commodities negatively affect investment, confidence and domestic income. Mexico has not fully benefited from the US recovery, and falling oil prices have hindered the implementation of a reform in the energy sector. Due to the currencies’ depreciation, inflation has been higher in almost all countries. The central banks of Chile, Colombia, Peru and Mexico are increasing monetary policy rates, despite low growth. The slowdown in economic activity and tax revenues related to lower commodities prices are also forcing governments to cut spending.

Although the region’s economic environment is unfavorable, economic fundamentals have given rise to differences between countries. Accordingly, slowdown in Chile, Colombia, Peru and Mexico has been smoother in relation to other Latin American countries.

In Brazil, GDP slowed down by 3.8% in 2015. The unemployment rate rose to 6.9% in December 2015 from 4.3% in December 2014. Inflation reached 10.67% in 2015. The Central Bank of Brazil increased the interest rate to 14.25% in July 2015 and kept it unchanged for the remaining year. The primary deficit closed up 2015 at 1.9% of GDP (deficit of 0.9% excluding the late payment of expenses), compared to a deficit of 0.6% GDP in 2014. The current account deficit decreased due to a more depreciated exchange rate and a reduction of economic activity. The deficit in external accounts fell to 3.3% of GDP in 2015 from 4.3% in 2014.

The US dollar appreciated 47% against the real in 2015, closing at R$3.90/US$. Brazil has international reserves of approximately US$370 billion.

At December 31, 2015, Itaú Unibanco’s assets totaled R$1,359,172 million and stockholders’ equity was R$106,462 million, compared to R$1,208,702 million and R$95,848 million, respectively, in 2014. At the end of 2015, the Prudential Conglomerate BIS ratio was 17.8%.

The table below shows the volume of credit transactions with loans (including endorsements and sureties) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

132

	Year ended December 31
	2015	2014	2013	2015 X 2014	2014 X 2013
	(In millions of R$)
Loans to individuals	187,814	186,489	168,968	0.7%	10.4%
Credit card	58,542	59,321	54,234	(13)%	9.4%
Personal loans	28,961	28,541	27,373	1.5%	4.3%
Payroll loans	45,437	40,525	22,578	12.1%	79.5%
Vehicles	19,984	28,927	40,319	(30.9)%	(28.3)%
Real estate loans(1)	34,631	28,898	24,209	19.8%	19.4%
Rural loans(1)	258	277	254	(6.9)%	9.0%
Loans to companies"*	288,135	285,540	269,650	0.9%	5.9%
Large companies	205,704	201,692	184,494	2.0%	9.3%
Very small, small and middle market	82,431	83,848	85,157	(17)%	(1.5)%
Latin America	72,125	53,491	44,778	34.8%	19.5%
Total loan, lease and other credit operations (including endorsements and sureties)(2)	548,073	525,519	483,397	4.3%	8.7%

(1)	Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. At December 31, 2015, the total real estate loan portfolio in Brazil amounted to R$45,597 million and the total rural loan portfolio amounted to R$9,651 million, compared to R$39,235 million and R$8,254 million, respectively, at December 31, 2014 and to R$34,151 million and R$7,268 million, respectively, at December 31, 2013

(2)	At December 31, 2015, total endorsements and sureties was R$74,244 million, compared to R$73,759 million and R$71,162 million, respectively, at December 31, 2014 and December 31, 2013.

The balance of loan operations, including endorsements and sureties, was R$548,073 million at December 31, 2015, an increase of 4.3% compared to R$525,519 million at December 31, 2014. The balance of loans to individuals, excluding Latin America, totaled R$187,814 million at December 31, 2015, an increase of 0.7% from December 31, 2014. The credit card portfolio decreased 1.3% whereas the personal loan portfolio increased 1.5% when compared to December 31, 2014. The payroll loan portfolio increased 12.1% from December 31, 2014, mainly due to the portfolios of loans to retirees and pensioners of the INSS and to public servants, which, together, grew 13.7% compared to the end of December 2014. Vehicle financing decreased 30.9% at December 31, 2015 when compared to December 31, 2014, as a result of our stricter requirements for granting loans in this segment during this period. Real estate loans to individuals increased 19.8% at December 31, 2015 when compared to December 31, 2014, increasingly focused on lower risk portfolios with higher guarantees. Loans to companies, excluding Latin America, totaled R$288,135 million, an increase of 0.9% in relation to December 31, 2014, mainly influenced by the increase in loans to large companies, which totaled R$205,704 million at December 31, 2015, a 2.0% increase compared to December 31, 2014. In 2015, the loan portfolio of our operations in Latin America increased 34.8% compared to 2014. Excluding the effect of foreign exchange variation, the increase of this portfolio would have reached 7.3% in 12 months.

133

The 90- day coverage ratio (defined as the total allowance for loan losses corresponding to a percentage of loans in our portfolio, which are 90 days overdue) was 208% at December 31, 2015 as compared to a 90-day coverage ratio of 193% at December 31, 2014 and of 174% at December 31, 2013.

Our portfolio of loans under renegotiation over 30 days overdue, including extended, modified and deferred repayments, totaled R$14,932 million at December 31, 2015, and R$11,572 million at December 31, 2014, representing 3.2% and 2.6% of our total loan portfolio without endorsements and sureties. At December 31, 2015, the ratio of the allowance for loan losses to the renegotiated loan portfolio was 42.7%, a 780 basis point decrease as compared to December 31, 2014. At December 31, 2015, the default rate to renegotiated loans was 18.8%, a decrease of 530 basis points from December 31, 2014.

The default rate (loan operations 90 days overdue) was 3.5% at December 31, 2015, an increase of 40 basis points when compared to December 31, 2014.

At December 31, 2015, the balance of the allowance for loan losses totaled R$34,078 million. Of this total, R$23,093 million relates to the minimum level required by CMN Resolution No. 2,682/99 and R$10,985 million relates to the complementary provision. The balance of the allowance for loan losses additional to the minimum level required by CMN Resolution No. 2,682/99, was increased by R$4,655 million in 2015 and R$1,113 million in 2014.

At December 31, 2015, the ratio between the allowance for loan losses and our loan portfolio reached 7.2%, a 120 basis point increase in relation to December 31, 2014.

We will address the main corporate events that occurred in the period in item 10.3.

2014

In the year ended December 31, 2014, consolidated net income amounted to R$20,242 million with annualized return on average equity of 23.5%. At December 31, 2014, consolidated assets totaled R$1,208,702 million and consolidated stockholders’ equity was R$95,848 million, compared to R$1,105,721 million and R$81,024 million, respectively, at December 31, 2013. At December 31, 2014, the Financial Conglomerate Basel ratio was 16.9%.

The balance of loan operations, including endorsements and sureties, was R$525,519 million at December 31, 2014, an increase of 8.7% when compared to December 31, 2013. This increase was mainly due to lower risk portfolios and spreads in 2014 as compared to 2013. At December 31, 2014, loans to individuals and to companies, excluding Latin America, grew 10.4% and 5.9%, respectively, when compared to December 31, 2013. For loans to individuals, highlights were payroll loans and real estate loans, with increases of 79.5% and 19.4%, respectively, when compared to December 31, 2013, mainly due to the payroll loans acquired from Banco BMG S.A. (“Banco BMG”) and to the favorable environment in Brazil for real estate loans, as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 9.3% in 2014, in relation to December 31, 2013, and this growth was partially offset by a 1.5% decrease in the very small, small and middle-market companies portfolio. In 2014, the loan portfolio of our operations in Latin America increased 19.5% when compared to December 31, 2013.

The result of the allowance for loan losses (expenses for allowance for loan losses net of recovery of credits written off as losses) increased 4.5% in the year ended December 31, 2014, when compared to the year ended December 31, 2013.This increase was mainly due to the recognition of the allowance for loan losses additional to the minimum level required by CMN Resolution No. 2,682/99, mainly as a result of a lower economic growth scenario that could affect specific sectors. The default rate (loan operations 90 days overdue) was 3.1% at December 31, 2014, a decrease of 60 basis points when compared to December 31, 2013.

134

2013

In the year ended December 31, 2013, consolidated net income amounted to R$15,696 million with annualized return on average equity of 20.7%. At December 31, 2013, consolidated assets totaled R$1,105,721 million and consolidated stockholders’ equity was R$81,024 million, as compared to R$1,014,425 million and R$74,220 million, respectively, at December 31, 2012. At December 31, 2013, the Financial Conglomerate Basel ratio was 16.6%.

The balance of loan operations, including endorsements and sureties, was R$483,397 million at December 31, 2013, an increase of 13.3% when compared to December 31, 2012. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. At December 31, 2013, loans to individuals, excluding Latin America, grew R$ 168,968 million and the highlights were payroll loans and real estate loans, with increases of 66.6% and 34.1%, respectively, when compared to the year ended December 31, 2012, mainly due to the association with Banco BMG for payroll loan origination and to the favorable environment in Brazil for real estate loans, as we focused on lower risk portfolios. Loans to companies, excluding Latin America, reached R$269,650 million at the end of 2013, and the corporate portfolio alone reached for R$184,494 million. At December 31, 2013, the loan portfolio of our operations in Latin America reached R$44,778 million.

The result of the allowance for loan losses (expenses for allowance for loan losses net of recovery of loans written off as losses) decreased 29.8% in the year ended December 31, 2013, when compared to the year ended December 31, 2012. This decrease was mainly due to the decrease in the default rate arising from our focus on lower risk portfolios of products and clients. The default rate (loan operations 90 days overdue) was 3.7% at December 31, 2013, a decrease of 110 basis points when compared to December 31, 2012. Excluding the portfolio of Credicard S.A. (“Credicard”), the ratio would have reached 3.6% at December 31, 2013.

b) Corporate structure

At December 31, 2015, capital stock comprised 6,083,915,949 (5,530,832,681 at December 31, 2014) book-entry shares with no par value, of which 3,047,040,198 (2,770,036,544 at December 31, 2014) were common and 3,036,875,751 (2,760,796,137 at December 31, 2014) were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totaled R$85,148 million (R$75,000 million at December 31, 2014), of which R$58,284 million (R$51,563 million at December 31, 2014) was held by stockholders domiciled in the country and R$26,864 million (R$23,437 million at December 31, 2014) was held by stockholders domiciled abroad.

We deem the current BIS ratio of 17.8% based on the Prudential Conglomerate at December 31, 2015 to be appropriate. At December 31, 2014, the Financial Conglomerate BIS ratio was 16.9%.

In the last three fiscal years, Itaú Unibanco has maintained the stake of third parties’ capital at levels it deems adequate, as follows:

						R$ million
	12/31/2015	%of Total liabilities and stockholders' equity	12/31/2014	%of Total liabilities and Stockholders' equity	12/31/2013	% of Total liabilities and stockholders' equity
Stockholders' equity(1)	108,218	8.0%	98,263	8.1%	82,928	7.5%
Current liabilities (2)	706,656	52.0%	650,081	53.8%	604,738	54.7%
Long-term third-party capital(3)	544,299	40.0%	460,358	38.1%	418,055	37.8%
Total equity	1,359,173	100.0%	1,208,702	100.0%	1,105,721	100.0%

(1) Includes minority interest in subsidiaries.

(2) Current liabilities.

(3) Total liabilities excluding stockholders' equity and current liabilities.

135

c) Payment capability in relation to the financial commitments assumed

We ensure full payment capability in relation to the financial commitments assumed and we manage our liquidity reserves based on estimates of funds that will be available for investment, considering business continuation in normal conditions.

Liquidity risk control is carried out by an area independent from the business areas, and is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow in different time horizons, proposing limits for liquidity risk and monitoring established limits consistent with the risk appetite of the institution, informing on possible non- compliance, considering the liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The following table presents assets and liabilities in accordance with their remaining contractual terms, considering non-discounted flows.

Undiscounted future flows except for derivatives*
FINANCIAL ASSETS (1)	0 - 30 days			31 - 365 days			366 - 720 days			Over 720 days			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Cash and deposits on demand	18,544	17,527	16,576	-	-	-	-	-	-	-	-	-	18,544	17,527	16,576

Interbank investments	229,295	170,482	110,510	40,016	51,967	45,993	696	1,097	614	239	32	145	270,246	223,578	157,262
Securities purchased under agreements to resell – Funded position (2)	72,091	74,275	23,979	-	-	-	-	-	-	-	-	-	72,091	74,275	23,979
Securities purchased under agreements to resell – Financed position	133,315	80,085	67,190	33,742	45,512	37,921	-	-	-	-	-	10	167,057	125,597	105,121
Interbank deposits	23,889	16,122	19,341	6,274	6,455	8,072	696	1,097	614	239	32	135	31,098	23,706	28,162

Securities	71,124	55,315	58,892	15,485	19,009	30,197	11,017	15,470	16,773	78,774	106,023	83,168	176,400	195,817	189,030
Government securities – available	65,965	45,587	50,573	-	-	-	-	-	-	-	-	-	65,965	45,587	50,573
Government securities – subject to repurchase commitments	68	3,440	4,327	2,675	5,491	17,741	712	5,473	8,805	6,866	41,548	52,301	10,321	55,952	83,174
Private securities – available	5,091	6,102	3,992	12,681	10,520	12,089	10,306	8,750	7,017	71,908	57,179	29,696	99,985	82,551	52,794
Private securities – subject to repurchase commitments	-	186	-	129	2,998	367	-	1,247	951	-	7,296	1,171	129	11,727	2,489

Derivative financial instruments	5,955	2,408	2,933	7,685	5,342	3,781	3,430	1,167	1,410	6,289	3,719	2,929	23,359	12,636	11,053
Net position	5,955	2,408	2,933	7,684	5,342	3,781	3,430	1,167	1,410	6,269	3,700	2,929	23,338	12,617	11,053
Swaps	666	448	396	2,140	812	745	1,935	643	865	4,406	2,913	2,436	9,147	4,816	4,442
Option	2,413	481	423	2,000	1,720	977	692	308	187	478	363	130	5,583	2,872	1,717
Forward (onshore)	1,204	846	2,018	1,961	1,548	1,048	1	-	184	-	-	65	3,166	2,394	3,315
Other derivative financial instruments	1,672	633	96	1,583	1,262	1,011	802	216	174	1,385	424	298	5,442	2,535	1,579
Loan and lease operations portfolio (3)	63,263	56,652	56,021	171,813	169,230	160,056	86,118	90,854	92,526	187,619	180,050	131,721	508,813	496,786	440,324

Total financial assets	388,181	302,384	244,932	234,999	245,548	240,027	101,261	108,588	111,323	272,921	289,824	217,963	997,362	946,344	814,245
(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 66,556 (R$ 63,106 at 12/31/2014 and R$ 77,010 at 12/31/2013), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are converted in Note 30.

(2) Net of R$ 9,461 (R$ 5,945 at 12/31/2014 and R$ 3,333 at 12/31/2013), which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 38,978 (R$ 39,386 at 12/31/2014 and R$ 34,142 at 12/31/2013) and the amount of liabilities from transactions related to credit assignment R$ 5,495 (R$ 4,336 at 12/31/2014 and R$ 4,233 at 12/13/2013).

* The table Financial Assets - Undiscounted future flows except for derivatives are published in the Complete Financial Statements in IFRS and they have audit of internal controls in connection with the Sarbanes-Oxley Act requirements.

Undiscounted future flows except for derivatives*
FINANCIAL LIABILITIES	0 - 30 days			31 - 365 days			366 - 720 days			Over 720 days			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Deposits	190,890	182,849	163,435	45,133	47,531	46,756	8,331	14,851	12,005	64,843	58,881	86,269	309,197	304,112	308,466
Demand deposits	61,062	48,733	42,892	-	-	-	-	-	-	-	-	-	61,092	48,733	42,892
Savings deposits	111,319	118,449	106,166	-	-	-	-	-	-	-	-	-	111,319	118,449	106,166
Time deposit	13,873	10,867	12,609	34,660	33,601	40,590	8,326	14,521	11,833	64,819	58,564	85,968	121,678	117,553	151,000
Interbank deposits	4,606	4,800	1,769	10,473	13,930	6,166	5	330	172	24	317	301	15,108	19,376	8,408

Compulsory deposits	(40,807)	(42,811)	(42,600)	(9,021)	(6,455)	(12,537)	(2,043)	(2,190)	(3,321)	(14,685)	(11,650)	(18,552)	(66,556)	(63,106)	(77,010)
Demand deposits	(10,224)	(7,404)	(8,821)	-	-	-	-	-	-	-	-	-	(10,224)	(7,404)	(8,821)
Savings deposits	(26,838)	(33,834)	(29,805)	-	-	-	-	-	-	-	-	-	(26,838)	(33,084)	(29,805)
Time deposit	(3,745)	(2,323)	(3,974)	(9,021)	(6,455)	(12,537)	(2,043)	(2,190)	(3,321)	(14,685)	(11,650)	(18,552)	(29,494)	(22,618)	(38,384)

Securities sold under repurchase agreements (1)	167,363	164,309	132,394	39,464	28,544	33,508	63,773	57,449	43,464	111,189	108,099	118,067	381,789	358,402	327,432

Funds from acceptances and issuance of securities (2)	4,188	4,054	3,176	24,186	24,017	20,511	19,178	10,777	14,363	40,612	14,319	12,598	88,164	53,167	50,648

Borrowing and onlending (3)	5,902	4,290	5,127	58,159	37,668	34,659	24,116	19,414	12,696	25,672	31,890	28,646	113,849	93,262	81,129

Subordinated debt (4)	4,775	191	214	10,115	6,537	8,752	13,764	12,979	5,146	56,006	56,349	63,918	84,860	76,056	78,029

Derivative financial instruments	3,765	1,728	2,421	8,537	5,116	2,972	4,104	1,318	1,607	11,269	7,668	4,092	27,675	15,830	11,092
Net position	3,764	1,728	2,421	8,526	5,085	2,956	4,104	1,318	1,607	11,265	7,668	4,092	27,659	15,799	11,076
Swaps	783	241	361	3,368	1,761	1,085	2,618	778	1,076	9,562	6,754	3,589	16,331	9,534	6,111
Option	1,460	431	406	3,025	1,853	1,058	805	353	316	493	420	141	5,783	3,057	1,921
Forward (onshore)	828	681	1,482	5	1	229	-	-	116	-	-	35	833	682	1,862
Other derivative financial instruments	693	375	172	2,128	1,470	584	681	187	99	1,210	494	327	4,712	2,526	1,182

Total financial liabilities	336,076	314,610	264,167	176,573	142,958	134,619	131,223	114,599	85,959	294,906	265,556	295,037	938,778	837,723	779,786

(1) Includes own and third parties' portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

* The table Financial Liabilities - Undiscounted future flows except for derivatives are published in the Complete Financial Statements in IFRS and they have audit of internal controls in connection with the Sarbanes-Oxley Act requirements.

136

d) Sources of financing used for working capital and investments in non-current assets used

The following table presents our average deposits and borrowings for the 12-month periods ended December 31, 2015, 2014 and 2013:

	Year ended December 31
	2015		2014		2013
	Average		Average		Average
	balance	% of Total	balance	% of Total	balance	% of Total
	(ln millions of R$, except for percentages)
Interest-bearing liabilities	901,840	76.27%	825,797	78.57%	776,984	79.19%
Interest-bearing deposits	238,559	20.17%	236,280	22.48%	213,088	21.72%
Savings deposits	114,510	9.68%	111,613	10.62%	93,448	9.52%
Interbank deposits	21,519	1.82%	8,103	0.77%	7,795	0.79%
Time deposits	102,530	8.67%	116,565	11.09%	111,845	11.40%
Deposits received under repurchase agreements	326,008	27.57%	300,635	28.60%	292,301	29.79%
Funds from the acceptance and issue of securities	57,149	4.83%	46,051	4.38%	51,703	5.27%
Borrowings and onlending	97,270	8.23%	80,213	7.63%	68,222	6.95%
Other liabilities - Subordinated debt	61,004	5.16%	54,467	5.18%	54,050	5.51%
Technical provisions for insurance, pension plan and capitalization	121,851	10.30%	108,151	10.29%	97,620	9.95%
Non-Interest bearing liabilities	280,632	23.73%	225,299	21.43%	204,140	20.81%
Non-interest bearing deposits	54,883	4.64%	44,857	4.27%	37,601	3.83%
Other non-interest liabilities	225,749	19.09%	180,442	17.17%	166,539	16.97%
Total liabilities	1,182,473	100.00%	1,051,096	100.00%	981,124	100.00%

Some of our long-term debt allows for the anticipation of the outstanding principal balance upon the occurrence of specified events ordinarily included in long-term financing agreements. Until December 31, 2015, there was no advance of outstanding principal balance as a result of any of these events.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco, but are allowed to make deposits in Itaú Unibanco, by means of Interbank Deposit Certificates (CDIs). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

The following table sets out the breakdown of our sources of funding at December 31, 2015, 2014 and 2013.

	2015		2014		2013
		% of		% of		% of
		total		total		total
	millions of R$	funding	millions of R$	funding	millions of R$	funding
Deposits	292,610	32.7	294,773	36.0	274,383	36.6
Demand deposits	61,092	6.8	48,733	6.0	42,891	5.7
Saving deposits	111,319	12.4	118,449	14.5	106,166	14.2
Time deposits	105,250	11.8	108,465	13.2	117,131	15.6
Interbank deposits	14,949	1.7	19,125	2.3	8,194	1.1
Securities sold under repurchase agreements	350,954	39.2	325,013	39.7	292,179	39.0
Interbank market debt	156,985	17.5	126,054	15.4	111,120	14.8
Mortgage notes	139	0.0	144	0.0	181	0.0
Real estate credit bills	14,454	1.6	10,832	1.3	8,919	1.2
Agribusiness credit bills	13,775	1.5	7,810	1.0	7,273	1.0
Financial credit bills	18,496	2.1	10,645	1.3	13,824	1.8
Import and export financing	65,786	7.3	43,546	5.3	33,638	4.5
On lending-domestic	38,804	4.3	45,230	5.5	43,016	5.7
Liabilities from transactions related to credit assignments	5,495	0.6	4,336	0.5	4,233	0.6
Liabilities from sales operations or transfer of financial assets	38	0.0	3,510	0.4	37	0.0
Institucional market debt	94,512	10.6	72,887	8.9	71,699	9.6
Subordinated debt	65,785	7.3	54,569	6.7	55,639	7.4
Foreign borrowings through securities	24,782	2.8	16,085	2.0	16,060	2.1
Structured Operations Certificates	3,945	0.4	2,233	0.3	-	-
Total	895,062	100.0	818,727	100.0	749,381	100.0

e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies

Our Board of Directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The Superior Market and Liquidity Risk Committee (“CSRML”), previously called the Superior Institutional Treasury and Liquidity Committee (CSTIL), composed of members of senior management, is responsible for the strategic liquidity risk management in line with the board-approved liquidity risk framework and our declared risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco is responsible for the day-to-day management of the Itaú Unibanco Conglomerate’s liquidity profile, within the parameters set by the Board of Directors and the CSRML. This includes oversight responsibility with respect to all business units operating outside of Brazil.

137

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include financial institutions in Brazil and entities used by Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and in Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). Brazil, Argentina, the United Kingdom, and Colombia are the only countries in which we operate where local regulators have established local liquidity levels and regulations.

CMN regulation also establishes capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages, as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal regulations. This reserve generally includes: cash and deposits on demand, and unencumbered government securities, whether own portfolio or funded positions of securities purchased under agreements to resell.

The following table presents our operational liquidity reserve at December 31, 2015, 2014 and 2013:

In millions of R$
	As of December 31,			2015 Average
	2015	2014	2013	Balance (1)
Cash and Deposits on Demand	18,544	17,527	16,576	18,180

Funded Positions of Securities Purchased under Agreements to Resell (2)	72,091	74,275	23,979	56,045

Unencumbered Government Securities	65,965	45,587	50,573	56,052

Operational Reserve	156,600	137,389	91,128	130,277

(1) Average calculated based on the quarterly Financial Reports.

(2) Net of R$ 9,461 (R$ 5,945 at 12/31/2014 and R$ 3,333 at 12/31/2013), which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

Management controls the liquidity reserves by projecting the funds that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by CSRML. These limits aim to ensure that Itaú Unibanco Conglomerate always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on potential business opportunities.

138

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place, which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

Should the liquidity reserve reach a level below the minimum set by the Board and Superior Committees, the Liquidity Crisis Committee is convened to put the Institutional Treasury Contingency Plan into action. This Committee is composed of

(i) the Vice-President of the Institutional Treasury Committee; (ii) the Banking Treasury Officer; (iii) the Liquidity Risk Superintendent; and (iv) the Market and Liquidity Risk Officer. Previously approved actions by the Board of Directors include

(i) raising funds in the domestic and foreign markets; (ii) non-renewal of assets; (iii) realization of sale agreements and sale of securities; and (iv) releasing the margin arising from reducing positions on the BM&FBovespa.

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing. The breakdown of funding by maturity is presented in the following table:

R$thousand
	12/31/2015
	0-30	31-180	181-365	Over 365 days	Total
Deposits	190,351,317	27,978,880	14,288,581	59,991,640	292,610,418
Deposits received under securities repurchase agreements	159,062,020	15,184,948	21,262,330	155,444,814	350,954,112
Funds from acceptance and issuance of securities	4,127,554	16,509,670	8,096,081	46,857,049	75,590,354
Borrowings and onlending	4,419,173	29,333,803	23,983,995	46,852,304	104,589,275
Subordinated debt	4,722,346	1,810,142	3,675,637	55,576,439	65,784,564
Total	362,682,410	90,817,443	71,306,624	364,722,246	889,528,723
% per maturity term	41.1	9.5	8.5	40.9

	12/31/2014
	0-30	31-180	181-365	Over 365 days	Total
Deposits	183,573,672	36,828,551	8,537,506	65,833,519	294,773,248
Deposits received under securities repurchase agreements	161,993,276	11,279,963	15,150,192	136,589,676	325,013,107
Funds from acceptance and issuance of securities	3,959,451	13,833,959	8,608,102	21,348,192	47,749,704
Borrowings and onlending	4,795,395	19,194,244	23,033,385	41,753,444	88,776,468
Subordinated debt (*)	173,963	692,715	1,966,184	52,784,528	55,617,390
Total	354,495,757	81,829,432	57,295,369	318,309,359	811,929,917
% per maturity term	43.7	10.1	7.1	39.2

(*) Includes R$1,048,455 of Redeemable Preferred Shares classified under minority interests in the Balance Sheet.

	12/31/2013
	0-30	31-180	181-365	Over 365 days	Total
Deposits	163,085,333	33,345,417	12,107,656	65,845,056	274,383,462
Deposits received under securities repurchase agreements	145,242,341	13,662,590	15,190,650	118,083,596	292,179,177
Funds from acceptance and issuance of securities	2,916,440	10,422,111	9,354,247	23,563,592	46,256,390
Borrowings and onlending	4,388,078	18,544,637	15,644,315	38,076,272	76,653,302
Subordinated debt (*)	146,350	4,091,197	1,899,653	50,426,467	56,563,667
Total	315,778,542	80,065,952	54,196,521	295,994,983	746,035,998
% per maturity term	42.3	10.7	7.3	39.7

(*) Includes R$924,605 of Redeemable Preferred Shares classified under minority interests in the Balance Sheet.

139

The table below shows funding through the issuance of subordinated debt securities up to December 31, 2015.

					R$thousand
Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	465,835	2006	2016	100% of CDI + 0.7% (*)	1,235,297
	2,719,268	2010	2016	110% to 114 % of CDI	5,257,266
	122,500			IPCA + 7.21% to 7.33%	267,613
	366,830	2010	2017	IPCA + 7.21% to 7.33%	806,699
				Total	7,566,875

Subordinated financial bill - BRL
	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	384,821
	1,874,000			112% to 112.5% of CDI	1,973,116
	30,000			IPCA + 7%	59,390
	206,000	2010	2017	IPCA + 6.95% to 7.2%	312,164
	3,223,500	2011	2017	108% to 112% of CDI	3,494,200
	352,400			IPCA + 6.15% to 7.8%	578,184
	138,000			IGPM + 6.55% to 7.6%	240,906
	3,650,000			100% of CDI + 1.29% to 1.52%	3,789,816
	500,000	2012	2017	100% of CDI + 1.12%	506,275
	42,000	2011	2018	IGPM + 7%	60,345
	30,000			IPCA + 7.53% to 7.7%	44,433
	460,645	2012	2018	IPCA + 4.4% to 6.58%	689,817
	3,782,100			100% of CDI + 1.01% to 1.32%	3,900,015
	6,373,127			108% to 113% of CDI	7,028,255
	112,000			9.95% to 11.95%	157,938
	2,000	2011	2019	109% to 109.7% of CDI	3,110
	12,000	2012	2019	11.96%	18,591
	100,500			IPCA + 4.7% to 6.3%	147,928
	1,000			110% of CDI	1,526
	20,000	2012	2020	IPCA + 6% to 6.17%	32,592
	1,000			111% of CDI	1,532
	6,000	2011	2021	109.25% to 110.5% of CDI	9,573
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	3,453,716
	20,000			IGPM + 4.63%	24,813
				Total	26,913,056

Subordinated Euronotes - USD
	1,000,000	2010	2020	6.2%	3,947,729
	1,000,000	2010	2021	5.75%	3,890,497
	750,000	2011	2021	5.75% to 6.2%	3,075,838
	550,000	2012	2021	6.2%	2,147,640
	2,625,000	2012	2022	5 5% to 5.65%	10,363,629
	1,870,000	2012	2023	5.13%	7,351,874
				Total	30,777,207

Subordinated bonds - CLP	41,528,200	2008	2033	3.5% to 4.5%	240,924
	47,831,440	2014	2034	3.8%	286,502
				Total	527,426

Total					65,784,564

(*)Subordinated CDBs may be redeemed as from November 2011.

In Itaú Unibanco, the portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$125,323 thousand (R$85,325 thousand at 12/31/2014), with maturities of 31 to 180 days in the amount of R$303,668 thousand (R$206,567 at 12/31/2014) and over 365 days in the amount of R$30,348,216 thousand (R$20,638,858 thousand at 12/31/2014), totaling R$30,777,207 thousand (R$20,930,750 thousand at 12/31/2014).

III - Level of subordination of debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment shall be obeyed: secured debts, unsecured debts, and subordinated debts. It is worth mentioning that, with respect to secured debt, creditors have priority in relation to the others up to the limit of the asset pledged to secure them, since there is no subordination among the unsecured creditors or subordinated creditors.

140

The funding through the issuance of subordinated debt securities is as follows:

R$Million
	12/31/2015
	0-30	31-180	181-365	Over 365 days	Total	%
CDB	4,503	1,022	1,235	807	7,567	11.5
Financial bills	89	473	2,424	23,928	26,913	40.9
Euronotes	125	304	-	30,432	30,861	46.9
Bonds	5	12	17	494	527	0.8
(-) Transaction costs incurred	-	-	-	(83)	(83)	-
Total other liabilities	4,722	1,810	3,676	55,576	65,785
Grand total	4,722	1,810	3,676	55,576	65,785
% per maturity term	7.1	2.8	5.6	84.5

	12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%
CDB	-	-	899	6,560	7,459	13.4
Financial bills	85	477	6	25,199	25,766	46.4
Euronotes	85	207	-	20,699	20,991	37.7
Bonds	4	9	13	387	414	0.7
(-) Transaction costs incurred	-	-	-	(61)	(61)	-
Total other liabilities	174	693	918	52,785	54,569
Redeemable preferred shares	-	-	1,048	-	1,048	1 9
Grand total	174	693	1,966	52,785	55,617
% per maturity term	0.4	1.2	3.5	94.9

	12/31/2013
	0-30	31-180	181-365	Over 365 days	Total	%
CDB	-	3,496	1,885	6,628	12,009	21.2
Financial bills	71	400	5	24,506	24,983	44.2
Euronotes	75	182	-	18,254	18,512	32.8
Bonds	-	9	9	179	197	0 3
(-) Transaction costs incurred	-	-	-	(62)	(62)	-
Total other liabilities	146	4,087	1,900	49,506	55,639
Redeemable preferred shares	-	4	-	921	925	1.6
Grand total	146	4,091	1,900	50,426	56,564
% per maturity term	0.3	7.2	3.4	89.1

A table showing the funding through the issuance of subordinated debt securities is included in Item 10.1.(f.II) of this form.

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control, as well as whether the Issuer is complying with these restrictions

In March 2010, Itaú Unibanco established a program for the issuance and distribution of notes through certain financial intermediaries (the “Program“). The Program as currently existing establishes that the Issuer itself, or its Cayman Islands branch, may issue subordinated or senior notes (“Notes”) up to the limit of US$100,000,000,000.00 (one hundred billion US dollars).

141

The Program contains financial covenants that determine the early repayment of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts due in respect of the Notes (Non-payment); (ii) failure to perform or comply with any material obligation which is not a financial obligation to pay any amounts under the Notes (Breach of other obligations); (iii) acceleration or failure to pay any other indebtedness of Itaú Unibanco in an amount equal or greater than 0.8% of its regulatory capital (cross default); (iv) dissolution and insolvency of Itaú Unibanco; and (v) any events analogous to the previous items. The Events of Default applicable to the Subordinated Notes issued under the Program are: (i) failure to pay any amounts due under the Notes (Non-payment); (ii) dissolution and insolvency; and (iii) any events analogous to the previous items.

At December 31, 2015, none of the previously described financial covenants were breached and there was no failure to pay any financial obligation assumed under the Program.

To date, the following issuances (the “Issuances“) have been completed in accordance with the Program:

(i) First Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion US dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii) Second Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion US dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issuance: Senior Notes amounting to R$500,000,000.00 (five hundred million reais) issued on November 23, 2010, settled on November 23, 2015;

(iv) Reopening of the Second Issuance: Subordinated Notes amounting to US$250,000,000.00 (two hundred fifty million US dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the second issuance of Subordinated Notes and are the second series of the second issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other;

(v) Fourth Issuance: Subordinated Notes amounting to US$500,000,000.00 (five hundred million US dollars) issued on June 21, 2011, with final maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million US dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the fourth issuance share the same ISIN and CUSIP code and are fungible with each other;

(vii) Fifth Issuance: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million US dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issuance: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million US dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ix) Seventh Issuance: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million US dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; and

142

(x) Eighth Issuance: Senior Notes amounting to US$1,050,000,000.00 (one billion, fifty million US dollars) issued on May 26, 2015, with maturity on May 26, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows:

a. Disposal of Assets and Disposal of Shareholding Control - the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes), without the consent of the owners of the Notes, provided that, as a result of the transactions below:

(i) the entity which receives these assets or succeeds the Issuer undertakes to comply with all obligations of repayment relating to the principal and interest arising from any notes issued as provided for in the Program, as well as undertakes to assume all other obligations imposed on the Issuer;

(ii) no event of default occurs by carrying out these transactions; and

(iii) from any public announcement of the transaction and before its completion, the management of the Issuer represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and the legal advisors of the Issuer deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity that will take over the assets or that will succeed the Issuer.

g) Limits on financing already contracted and percentages used

Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles.

Management deems the current Basel ratio (17.8% based on the Consolidated Prudential, of which 14.0% of Tier I and 3.8% of Tier II) to be appropriate, as it exceeds by 680 basis points the minimum required by the authorities (11.0%).

143

h) Significant changes in each item of the consolidated financial statements

R$ million
Assets	12/31/2015	12/31/2014	12/31/2013	2015 X 2014	2014 X 2013

Current assets and long term receivables	1,340,483	1,188,779	1,088,131	12.8%	9.2%
Cash and cash equivalents	18,544	17,527	16,576	5.8%	5.7%
Interbank investments	280,944	229,828	159,653	22.2%	44.0%
Securities and derivative financial instruments	338,391	299,627	297,334	12.9%	0.8%
Interbank and interbranch accounts	67,373	63,810	78,100	5.6%	(18.3)%
Operations with credit granting characteristics and other receivables	473,829	451,760	412,235	4.9%	9.6%
(Allowance for loan losses)	(34,078)	(26,948)	(26,371)	26.5%	2.2%
Other assets	195,480	153,175	150,604	27.6%	1.7%
Permanent assets	18,689	19,923	17,591	(6.2)%	13.3%
Investments	3,939	3,526	3,439	11.7%	2.5%
Fixed assets and leased assets	7,055	7,561	6,511	(6.7)%	16.1%
Goodwill	232	204	1,921	13.7%	(89.4)%
Intangible assets	7,463	8,632	5,720	(13.5)%	50.9%
Total assets	1,359,172	1,208,702	1,105,721	12.4%	9.3%

Liabilities	12/31/2015	12/31/2014	12/31/2013	2015 X 2014	2014 X 2013
Current and long-term liabilities	1,248,995	1,109,017	1,021,668	12.6%	8.5%
Deposits	292,610	294,773	274,383	(0.7)%	7.4%
Demand deposits	61,092	48,733	42,891	25.4%	13.6%
Savings deposits	111,319	118,449	106,166	(6.0)%	11.6%
Interbank deposits	14,949	19,125	8,194	(21.8)%	133.4%
Time deposits	105,250	108,465	117,131	(3.0)%	(7.4)%
Deposits received under securities repurchase agreements	350,954	325,013	292,179	8.0%	11.2%
Funds from acceptance and issue of securities	75,590	47,750	46,256	58.3%	3.2%
Interbank and interbranch accounts	6,926	5,260	5,117	31.7%	2.8%
Borrowings and onlending	104,589	88,776	76,653	17.8%	15.8%
Derivative financial instruments	31,116	17,394	11,420	78.9%	52.3%
Technical provisions for insurance, pension plan and capitalization	132,053	112,675	102,060	17.2%	10.4%
Other liabilities	255,155	217,374	213,598	17.4%	1.8%
Foreign exchange portfolio	68,466	43,176	46,308	58.6%	(6.8)%
Subordinated debt	65,785	54,569	55,639	20.6%	(1.9)%
Sundry	120,905	119,629	111,651	1.1%	7.1%
Deferred income	1,960	1,423	1,125	37.7%	26.4%
Minority interest in subsidiaries	1,755	2,415	1,903	(27.3)%	26.9%
Stockholders’ equity	106,462	95,848	81,024	11.1%	18.3%
Total liabilities	1,359,172	1,208,702	1,105,721	12.4%	9.3%

We present below the main changes in the balance sheet accounts at December 31, 2015, 2014 and 2013.

The total assets balance was R$1,359,172 million at the end of 2015, an increase of 12.4% compared to the previous year, since, in 2014, total assets of Itaú Unibanco amounted to R$1,208,702 million. From 2013 to 2014, the increase was 9.3% compared to the balance of R$1,105,721 million in 2013.

The balance of loan operations, without endorsements and sureties, reached R$473,829 million in 2015, an increase of 4.9% in relation to 2014. In Brazil, the portfolio of loans to individuals, without endorsements and sureties, totaled R$187,264 million, an increase of 0.7% compared to the balance of 2014. In the large companies segment, the portfolio balance was R$139,728 million and in the very small, small and middle-market companies segment it reached R$78,364 million, an increase of 3.1% and a decrease of 1.6% compared to 2014, respectively. The loan and financing operations targeted at the retail market, which include individuals and very small, small and middle-market companies, remained stable when compared to December 31, 2014, and totaled R$265,627 million. In 2015, the real estate loan portfolio in Brazil reached R$45,597 million, an increase of 16.2% compared to the previous year. The volume of real estate loans to individual borrowers was R$34,631 million, whereas loans to companies reached R$10,966 million.

In the 2013-2014 comparison, the balance of loan operations, without endorsements and sureties, increased 9.6%, reaching R$451,760 million. In Brazil, the portfolio of loans to individuals totaled R$185,937 million, which represented and increase of 10.4% when compared to December 31, 2013. In the large companies segment, the portfolio balance reached R$135,533 million, and in the very small, small and middle-market companies segment, it reached R$79,635 million at the end of 2014, a decrease of 2.1% from the previous year. Loan and financing operations targeted at the retail market, which include individuals and very small, small and middle-market companies, totaled R$265,571 million, a 6.3% increase in the period. In 2014, the real estate loan portfolio in Brazil reached R$39,235 million, an increase of 14.9% compared to the previous year. The volume of real estate loans to individual borrowers was R$28.898 million, whereas loans to companies reached R$10.336 million.

144

In 2015, our main sources of funding are deposits received under securities repurchase agreements, in the amount of R$350,954 million, and deposits, in the amount of R$292.610, which include demand, savings, time and interbank deposits. In 2015, total deposits represented 32.7% of total funds. In 2014, total deposits reached R$294,773 million, representing 36.0% of total funds. In 2013, total deposits reached approximately R$274,383 million, representing 36.6% of total funds. At December 31, 2015, 2014 and 2013, our time deposits represented 36.0%, 36.8%, and 42.7% of total deposits, respectively.

The deposits balance at December 31, 2015 decreased 0.7%, compared to the same period of the previous year, mainly due to decreases in the funding through interbank and savings deposits. In the end of 2014, the deposits balance increased 7.4%, compared to December 31, 2013, impacted by increased funding through interbank and savings deposits.

Stockholders’ equity totaled R$106,462 million in 2015, compared to R$95,848 million at the end of 2014, and R$81,024 million in 2013, representing an increase of 11.1% in 2015 as compared to 2014, and of 18.3% in 2014 as compared to 2013. The variation for 2015, 2014 and 2013 is basically due to the results for the periods.

10.2. - Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Years Ended December 31, 2015, 2014 and 2013

Highlights

In the year ended December 31, 2015, consolidated net income amounted to R$23,360 million, with annualized return on average equity of 23.5%. At December 31, 2015, consolidated assets totaled R$1,359,172 million and consolidated stockholders’ equity was R$106,462 million, compared to R$1,208,702 million and R$95,848 million, respectively, at December 31, 2014. At December 31, 2015, the Prudential Conglomerate BIS ratio was 17.8%.

In the year ended December 31, 2014, consolidated net income amounted to R$20,242 million, with annualized return on average equity of 23.5%. At December 31, 2014, consolidated assets totaled R$1,208,702 million and consolidated stockholders’ equity was R$95,848 million, compared to R$1,105,721 million and R$81,024 million, respectively, at December 31, 2013. At December 31, 2014, the Financial Conglomerate BIS ratio was 16.9%.

In the year ended December 31, 2013, consolidated net income amounted to R$15,696 million, with annualized return on average equity of 20.7%. At December 31, 2013, consolidated assets totaled R$1,105,721 million and consolidated stockholders’ equity was R$81,024 million, compared to R$1,014,425 million and R$74,220 million, respectively, at December 31, 2012. At December 31, 2013, the Financial Conglomerate BIS ratio was 16.6%.

145

Net Income

The table below shows the main components of net income for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31
	2015	2014	2013	Variation	Variation
	(In millions of R$)			2015 - 2014	2014 - 2013
Income from financial operations	163,594	125,024	93,821	30.9%	33.3%
Expenses on financial operations	(113,853)	(73,137)	(48,702)	55.7%	50.2%
Income from financial operations before loan losses	49,741	51,887	45,119	(4.1)%	15.0%
Results of loan losses	(22,427)	(14,203)	(13,595)	57.9%	4.5%
Gross income from financial operations	27,314	37,684	31,525	(27.5)%	19.5%
Other operating revenues (expenses)	(12,575)	(11,555)	(11,769)	8.8%	(1.8)%
Operating income	14,739	26,128	19,756	(43.6)%	32.3%
Non-operating income	1	1,116	37	(99.9)%	2921.4%
Income before taxes on income and profit sharing	14,740	27,245	19,793	(45.9)%	37.6%
Income tax and social contribution expenses	9,215	(6,437)	(3,702)	(243.2)%	73.9%
Profit sharing	(239)	(261)	(259)	(8.2)%	0.7%
Minority interest in subsidiaries	(356)	(305)	(136)	16.7%	124.0%
Net income	23,360	20,242	15,696	15.4%	29.0%

For the years ended December 31, 2015, 2014 and 2013, net income was influenced by non-recurring revenue. For more information, please refer to Note 22(k) to our consolidated financial statements.

Income from Financial Operations

The table below shows the main components of our income from financial operations for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31
	2015	2014	2013	Variation	Variation
	(In millions of R$)			2015 - 2014	2014 - 2013
Loan, lease and other credit operations	78,319	67,439	58,839	16.1%	14.6%
Securities and derivative financial instruments	64,820	39,137	25,337	65.6%	54.5%
Insurance, pension plan and capitalization	13,432	9,883	3,893	35.9%	153.9%
Foreign exchange operations	1,282	2,671	1,325	(52.0)%	101.6%
Compulsory deposits	5,741	5,893	4,428	(2.6)%	33.1%
Total income from financial operations	163,594	125,024	93,821	30.9%	33.3%

In the year ended December 31, 2015, income from financial operations increased 30.9%, from R$125,024 million in the year ended December 31, 2014 to R$163,594 million in the year ended December 31, 2015, an increase of R$38,570 million. This increase was primarily due to the rise in income from securities and derivative financial instruments, loan, lease and other credit operations, and from insurance, pension plans and capitalization.

Income from financial operations increased 33.3% in 2014, from R$93,821 million in the year ended December 31, 2013 to R$125,024 million in the year ended December 31, 2014, an increase of R$31,202 million. This increase was mainly due to the higher income from securities and derivative financial instruments, loan, lease and other credit operations, and from insurance, pension plans and capitalization.

Income from Loan, Lease and Other Credit Operations, including Endorsements and Sureties

In the year ended December 31, 2015, income from loan, lease and other credit operations increased 16.1%, from R$67,439 million in the year ended December 31, 2014 to R$78,319 million. The growth in income from loan, lease and other credit operations was impacted by the loan portfolio increase. Further details on the increase in our loan portfolio are presented in item 10.2 of this report.

Income from loan, lease and other credit operations increased 14.6%, from R$58,839 million in the year ended December 31, 2013 to R$67,439 million in the year ended December 31, 2014, an increase of R$8,601 million. This increase was mainly due to the growth in our loan operations by 9.6%, combined with the growth in short-term products, which are sensitive to movements in interest rates, such as overdrafts and credit cards.

146

Income from Securities and Derivative Financial Instruments

In the year ended December 31, 2015, income from securities and derivative financial instruments totaled R$64,820 million, an increase of 65.6% from the year ended December 31, 2014. This increase reflects the larger gains from these instruments used to hedge the impact of exchange rate variations on our investments in foreign subsidiaries and the rise in the average Selic rate between periods.

Income from securities and derivative financial instruments increased 54.5%, or R$13,800 million, from R$25,337 million in the year ended December 31, 2013 to R$39,137 million in the year ended December 31, 2014. This increase in income from securities and derivative financial instruments reflects the larger gains from these instruments used to hedge the impact of exchange rate variations on our investments in foreign subsidiaries and the rise in the average Selic rate between periods.

Financial Income from Insurance, Pension Plan and Capitalization Operations

Financial income from insurance, pension plan and capitalization operations increased 35.9% from R$9,883 million in the year ended December 31, 2014 to R$13,432 million in the year ended December 31, 2015, an increase of R$3,549 million. This increase was due to higher income from pension plans, impacted by the rise in the average Selic rate in the year.

Financial income from insurance, pension plan and capitalization operations increased 153.9%, from R$3,893 million in the year ended December 31, 2013 to R$9,883 million in the year ended December 31, 2014, an increase of R$5,990 million, mainly due to the increased income from pension plans, impacted by a higher average Selic rate which led to the rise in the profitability of fixed income funds in those periods.

Income from Foreign Exchange Operations

Income from foreign exchange operations decreased from R$2,671 million in the year ended December 31, 2014 to R$1,282 million in the year ended December 31, 2015.

Income from foreign exchange operations increased from R$1,325 million in the year ended December 31, 2013 to R$2,671 million in the year ended December 31, 2014. This increase in income from foreign exchange operations was mainly due to higher arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Income from compulsory deposits decreased 2.6%, or R$152 million, from R$5,893 million in the year ended December 31, 2014 to R$5,741 million in the year ended December 31, 2015. At December 31, 2015, we recorded compulsory deposits of R$66,556 million compared to R$63,106 million at December 31, 2014. At December 31, 2015, R$62,766 million out of the total was interest earning. Income growth was due to the increase in interest earnings and to the rise in the Selic rate in the periods, which increased from 10.9% in the year ended December 31, 2014 to 13.8% in the year ended December 31, 2015.

Income from compulsory deposits increased 33.1%, or R$1,465 million, from R$4,428 million in the year ended December 31, 2013 to R$5,893 million in the year ended December 31, 2014. At December 31, 2014, we recorded compulsory deposits of R$63,106 million compared to R$77,010 million at December 31, 2013, of which R$59,714 million and R$71,877 million, respectively, were interest earning. This increase was primarily due to the rise in the Selic rate, from 8.3% in the year ended December 31, 2013 to 10.9% in the year ended December 31, 2014.

147

Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations in 2015, 2014 and 2013.

	Year ended December 31
	2015	2014	2013	Variation	Variation
	(In millions of R$)			2015 - 2014	2014 - 2013
Money market	70,842	54,125	41,599	30.9%	30.1%
Technical provisions for pension plan and capitalization	12,557	8,987	3,436	39.7%	161.5%
Borrowings and onlending	30,455	10,026	3,666	203.8%	173.5%
Total expenses on financial operations	113,853	73,137	48,702	55.7%	50.2%

Expenses on financial operations increased 55.7%, from R$73,137 million in the year ended December 31, 2014 to R$113,853 million in 2015, an increase of R$40,716 million, mainly due to higher expenses on borrowings and onlending and to the rise in money market expenses as presented in the table above.

In the year ended December 31, 2014, expenses on financial operations increased 50.2%, from R$48,702 million in 2013 to R$73,137 million, an increase of R$24,435 million, mainly due to the rise in money market expenses.

Money Market Expenses

Expenses on money market transactions increased 30.9%, from R$54,125 million in the year ended December 31, 2014 to R$70,842 million in the year ended December 31, 2015, an increase of R$16,717 million. This increase was affected by the increased balance of deposits and the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies, in addition to the rise in the Selic rate, from 10.9% in the year ended December 31, 2013 to 13.8% in the year ended December 31, 2014.

Expenses on money market transactions increased by 30.1%, from R$41,599 million in the year ended December 31, 2013 to R$54,125 million in the year ended December 31, 2014, an increase of R$12,525 million. This increase was affected by the increased balance of deposits and the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies, in addition to the rise in the Selic rate, from 8.3% in the year ended December 31, 2013 to 10.9% in the year ended December 31, 2014.

Financial Expenses on Technical Provisions for Pension Plan and Capitalization

In the year ended December 31, 2015, financial expenses on technical provisions for pension plan and capitalization operations increased 39.7%, from R$8,987 million to R$12,557 million in the year ended December 31, 2014. The increase of R$3,570 million was mainly due to higher expenses on pension plans.

Financial expenses on technical provisions for pension plan and capitalization operations increased 161.5%, from R$3,436 million in the year ended December 31, 2013 to R$8,987 million in the year ended December 31, 2014, an increase of R$5,551 million, mainly due to higher expenses on pension plans.

Expenses on Borrowings and Onlending

Expenses on borrowings and onlending increased 203.8%, or R$20,429 million, from R$10,026 million in the year ended December 31, 2014 to R$30,455 million in the year ended December 31, 2015, mainly due to the impact of exchange rate variations on borrowings and onlending denominated in, or indexed to, foreign currencies.

In the year ended December 31, 2014, expenses on borrowings and onlending increased 173.5%, from R$3,666 million in the year ended December 31, 2013 to R$10,026 million in the year ended December 31, 2014. The increase of R$6,359 million was mainly due to the impact of exchange rate variations on borrowings and onlending denominated in, or indexed to, foreign currencies.

Income from Financial Operations before Loan Losses

Income from financial operations before loan losses decreased 4.1%, from R$51,887 million in the year ended December 31, 2014 to R$49,740 million in the year ended December 31, 2015, a decrease of R$2,146 million, mainly as a result of the factors described in “Income from Financial Operations” and “Expenses on Financial Operations”.

148

Income from financial operations before loan losses decreased 15.0%, from R$45,119 million in the year ended December 31, 2013 to R$51,887 million in the year ended December 31, 2014, a decrease of R$6,767 million, mainly as a result of the factors described in “Income from Financial Operations” and “Expenses on Financial Operations”.

Result of Allowance for Loan Losses

Result of allowance for loan losses was R$8,224 million, an increase of 57.9% compared to 2014, from R$14,203 million in the year ended December 31, 2014 to R$22,427 million in the same period of 2015.

Result of allowance for loan losses increased 4.5% in relation to 2013, from R$13,595 million in the year ended December 31, 2013 to R$14,203 million in the same period of 2014, a rise of R$608 million. The following table describes the main components of the result of allowance for loan losses in for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31
	2015	2014	2013	Variation	Variation
	(In millions of R$)			2015 - 2014	2014 - 2013
Expenses on allowance for loan losses	(27,196)	(19,252)	(18,655)	41.3%	3.2%
Income from recovery of credits written off as losses	4,769	5,049	5,060	(5.5)%	(0.2)%
Result of allowance for loan losses	(22,427)	(14,203)	(13,595)	57.9%	4.5%

Expenses for Allowance for Loan Losses

In the year ended December 31, 2015, expenses for allowance for loan losses increased 41.3%, from R$19,252 million in the year ended December 31, 2014 to R$27,196 million. At December 31, 2015, the balance of the allowance for loan losses totaled R$34,078 million. Of this total, R$23,093 million relates to the minimum level required by CMN Resolution No. 2,682, and R$10,985 million relates to the complementary provision. In the same period, the ratio of the allowance for loan losses to our loan portfolio reached 7.2%, 120 basis points up from December 31, 2014.

Expenses for allowance for loan losses increased 3.2%, from R$18,655 million in the year ended December 31, 2013 to R$19,252 million in 2014, an increase of R$597 million. At December 31, 2014, the balance of the allowance for loan losses totaled R$26,948 million. Of this total, R$20,618 million relates to the minimum level required by CMN Resolution No. 2,682, and R$6,330 million relates to the complementary provision. In the same period, the ratio of the allowance for loan losses to our loan portfolio reached 6.0%, a 40 basis point fall when compared to December 31, 2013.

Income from Recovery of Loans Written Off as Losses

Income from recovery of loans written off as losses amounted to R$4,769 million in the year ended December 31, 2015, a decrease of 5.5% compared to the same period of the previous year.

In the year ended December 31, 2014, income from recovery of loans written off as losses amounted to R$5,049 million, a decrease of 0.2% compared to the same period of the previous year, when this income was R$5,060 million.

Gross Income from Financial Operations

Gross income from financial operations decreased 27.5%, from R$37,684 million in the year ended December 31, 2014 to R$27,314 million in the same period of 2015. The R$10,370 million decrease was due to the lower result from loan losses and income from financial operations before loan losses.

In the year ended December 31, 2014, gross income from financial operations increased 19.5%, from R$31,525 million in the year ended December 31, 2013 to R$37,684 million. The R$6,159 million growth was due to the increase in income from financial operations.

149

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31
	2015	2014	2013	Variation	Variation
	(In millions of R$)			2015 - 2014	2014 - 2013
Banking service fees and income from bank charges	30,815	27,740	24,066	11.1%	15.3%
Results from insurance, pension plan and capitalization operations	4,168	3,834	3,528	8.7%	8.7%
Personnel expenses	(18,713)	(16,443)	(15,329)	13.8%	7.3%
Other administrative expenses	(16,969)	(16,211)	(15,087)	4.7%	7.5%
Tax expenses	(5,374)	(5,087)	(4,328)	5.6%	17.5%
Equity in the earnings of affiliates and other investments	646	610	834	5.9%	(26.9)%
Other operating revenues	930	557	957	67.0%	(41.8)%
Other operating expenses	(8,079)	(6,555)	(6,409)	23.2%	2.3%
Total other operating revenues (expenses)	(12,575)	(11,555)	(11,769)	8.8%	(1.8)%

Banking Service Fees and Income from Banking Charges

In the year ended December 31, 2015, banking service fees and income from banking charges increased 11.1%, from R$27,740 million in the year ended December 31, 2014 to R$30,815 million.

Banking service fees and income from banking charges increased 9.8%, from R$19,145 million in the year ended December 31, 2014 to R$21.018 million in the year ended December 31, 2015, an increase of R$1,873 million. This increase was mainly due to the growth of R$811 million, or 9.0%, in income from credit cards when compared to December 31, 2014. Asset management revenues also increased 10.1%, or R$379 million, compared to December 31, 2014, mainly due to the 9.7% increase in fund management fees, from R$3,155 million in the year ended December 31, 2014 to R$3,461 million in the year ended December 31, 2015.

Income from banking charges increased 14.0%, from R$8,595 million in the year ended December 31, 2014 to R$9,797 million in the year ended December 31, 2015, mainly influenced by the increase in income from current account services, due to the greater volume of transactions and sales of new service packages, and the increase in revenues from annual credit card fees and related services.

In the year ended December 31, 2014, banking service fees increased 13.9%, from R$16,811 million in the year ended December 31, 2013 to R$19,145 million. This increase was mainly due to the growth of R$1,412 million, or 18.6%, in income from credit cards when compared to December 31, 2013. Revenues from credit operations and guarantees provided also increased 12.7%, or R$226 million when compared to December 31, 2013, mainly due to the 15.3% increase in revenues from guarantees provided, from R$977 million in the year ended December 31, 2013 to R$1,127 million in the year ended December 31, 2014.

Income from banking charges increased 18.5%, from R$7,255 million in the year ended December 31, 2013 to R$8,595 million in the year ended December 31, 2014, mainly impacted by the increased income from current account services, due to the greater volume of transactions and sales of new service packages, and by the increase of R$523 million in revenues from annual credit card fees.

Result from Insurance, Pension Plan and Capitalization Operations

In the year ended December 31, 2015, result from insurance, pension plan and capitalization operations increased 8.7%, or R$334 million, and totaled R$4,168 million, mainly influenced by higher income from premiums and contributions.

Result from insurance, pension plans and capitalization operations increased 8.7%, from R$3,528 million in the year ended December 31, 2013 to R$3,834 million in the year ended December 31, 2014, an increase of R$306 million, mainly influenced by lower expenses on changes in technical provisions for the period.

Personnel Expenses

Our personnel expenses increased 13.8%, or R$2,270 million, from R$16,443 million in the year ended December 31, 2014 to R$18,713 million in the year ended December 31, 2015. The increase in personnel expenses was mainly due to the impact of labor union agreements reached in October 2014 and 2015, which adjusted by 8.5% and 10.0%, respectively, compensation, social benefits and charges, with a provision for the related impacts recognized as from September of each year.

150

In the year ended December 31, 2014, our personnel expenses increased R$1,114 million, or 7.3%, from R$15,329 million in the year ended December 31, 2013 to R$16,443 million. The increase in personnel expenses was mainly due to the impact of labor union agreements reached in October 2013 and 2014, which adjusted by 8.0% and 8.5%, respectively, compensation, social benefits and charges, with a provision for the related impacts recognized as from September of each year.

Other Administrative Expenses

Administrative expenses increased 4.7%, or R$758 million, from R$16,211 million in the year ended December 31, 2014 to R$16,969 million in the same period of 2015. This increase in other administrative expenses was mainly due to higher expenses on financial system services, facilities and security. Additionally, expenses on advertising, promotions and publications increased when compared to the previous year.

In the year ended December 31, 2014, administrative expenses increased 7.5%, from R$15,087 million in the year ended December 31, 2013 to R$16,211 million, a rise of R$1,124 million. This increase in other administrative expenses was mainly due to higher expenses on third-party services, depreciation and amortization, mainly due to the increased expenses on software amortization. Additionally, expenses on the increased operating activity rose, mainly those related to data processing and telecommunications, which increased 4.6% in relation to the previous year.

Tax Expenses

Our tax expenses increased by 5.6%, from R$5,087 million in the year ended December 31, 2014 to R$5,374 million in 2015, an increase of R$287 million. This increase was mainly due to our increased revenues.

In the year ended December 31, 2014, tax expenses increased 17.5%, from R$4,328 million in the year ended December 31, 2013 to R$5,087 million. The increase of R$759 million was mainly due to our increased revenues in the year.

Equity in the Earnings of Affiliates and Other Investments

Equity in the earnings of affiliates and other investments increased 5.9%, from R$610 million in the year ended December 31, 2014 to R$646 million in 2015, an increase of R$36 million, mainly due to higher results from the interest in Porto Seguro Itaú Unibanco Participações S.A. For further information, see Note 16(a) to the annual financial statements.

In the year ended December 31, 2014, equity in the earnings of affiliates and other investments decreased 26.9%, from R$834 million in 2013 to R$610 million. The decrease of R$224 million was mainly due to lower results from the interest in Porto Seguro Itaú Unibanco Participações S.A.

Other Operating Revenues

Other operating revenues increased 67.0%, from R$557 million in the year ended December 31, 2014 to R$930 million in 2015, an increase of R$373 million.

In the year ended December 31, 2014, other operating revenues decreased 41.8%, or R$400 million, from R$957 million in 2013 to R$557 million.

Other Operating Expenses

Other operating expenses increased 23.2%, from R$6,555 million in the year ended December 31, 2014 to R$8,079 million in 2015, an increase of R$1,524 million, mainly due to increased marketing expenses – credit card, and provision for contingencies.

In the year ended December 31, 2014, other operating expenses increased 2.3%, from R$6,409 million in the year ended December 31, 2013 to R$6,555 million. This increase of R$146 million was mainly due to higher marketing expenses – credit card, especially as a result of the acquisition of Credicard and the reclassification of expenses in the line items.

151

Operating Income

Operating income decreased 43.6%, from R $26,128 million in the year ended December 31, 2014 to R$14,739 million in 2015, a decrease of R$11,389 million.

In the year ended December 31, 2014, operating income increased 32.3%, or R$6,372 million, from R$19,756 million in 2013 to R$26,128 million.

Non-Operating Income

Non-operating income decreased from R$1,116 million in the year ended December 31, 2014 to R$1.3 million in 2015, a drop of R$1,115 million. In 2014, non-operating income basically refers to the profit on disposal of the interest in Itaú Seguros Soluções Corporativas S.A. (ISSC).

In the year ended December 31, 2013, non-operating income was R$37 million.

Income before Taxes on Income and Profit Sharing

Income before taxes on income and profit sharing decreased 45.9% in the year ended December 31, 2015, from R$27,245 million to R$14,740 million in 2015, a reduction of R$12,505 million.

In the year ended December 31, 2014, income before taxes on income and profit sharing increased 37.6% from R$19,793 million to R$27,245 million in 2013, an increase of R$7,452 million.

Income Tax and Social Contribution Expenses

The table below shows the main components of our income tax and social contribution expenses for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31
	2015	2014	2013	Variation	Variation
	(In millions of R$)			2015 - 2014	2014 - 2013
Income before income tax and social contribution	14,740	27,245	19,793	(45.9)%	37.6%
Charges (income tax and social contribution) at the rates in effect	(6,142)	(10,898)	(7,917)	(43.6)%	37.6%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	15,357	4,461	4,215	244.3%	5.8%
Foreign exchange variation on investments abroad	8,329	1,471	1,375	466.2%	7.0%
Interest on capital	2,585	1,738	1,619	48.7%	7.3%
Dividends, interest on external debt bonds	271	311	170	(12.9)%	82.5%
(Expenses)/Income from deferred taxes	17,778	1,280	4,489	1289.1%	(71.5)%
Other	(13,605)	(339)	(3,439)	3912.0%	(90.1)%
Total income tax and social contribution expenses	9,215	(6,437)	(3,702)	(243.2)%	73.9%

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in the income statement but do not affect our taxable basis; on the other hand, certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead they constitute permanent differences. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. Gains or losses on derivative instruments and exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes.

In the year ended December 31, 2015, income tax and social contribution totaled positive R$9,215 million compared to an expense of R$6,437 million in 2014. In 2015, the positive amount of income tax and social contribution is due to the effect of the foreign exchange variation on the hedge of our investments abroad (since the exchange variation on these investments is not taxable, but the results of the hedge is taxable) and to the increase in the balance of tax credit due to the social contribution rate increase, from 15% to 20%, as established by Provisional Measure No. 675/15 of May 2015 (converted into Law No. 13,169/15 in October 2015). For further information, see Note 14(b) to the consolidated annual financial statements.

152

Income tax and social contribution increased 73.9%, totaling R$6,437 million in the year ended December 31, 2014, when compared to an expense of R$3,702 million in 2013. This increase in income tax and social contribution expenses is in line with the increase in our income before taxes on income and social contribution.

Profit Sharing

Profit sharing of members of our management decreased 8.2%, from R$261 million for the year ended December 31, 2014 to R$239 million in 2015, a decrease of R$21 million.

In the year ended December 31, 2014, profit sharing of members of our management increased 0.7%, from R$259 million in 2013 to R$261 million.

Non-controlling Interests

In the year ended December 31, 2015, results from non-controlling interests in subsidiaries increased from an expense of R$305 million in the year ended December 31, 2014, to an expense of R$356 million, an increase of 16.7% or R$51 million, mainly due to the results of Banco Itaú BMG Consignado (joint venture) and of Financeira Itaú S.A. Crédito, Financiamento e Investimento. For further information, see Note 16(f) to the consolidated annual financial statements.

Results from non-controlling interests in subsidiaries increased from an expense of R$136 million in the year ended December 31, 2013, to an expense of R $305 million in 2014, an increase of 124.0% or R$169 million, mainly due to the results of Banco Itaú BMG Consignado (joint venture). For further information, see Note 16(e) to the consolidated annual financial statements.

b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services

Our operations depend on the performance of the countries with which we do business, mainly the Brazilian one. The demand for loans, financial services and the creditworthiness of our clients are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and interest and exchange rate variations. Changes in interest rates may significantly affect our net margins, since they influence our funding and lending costs. We point out that the main variations in income are explained in item 10.2a of this Manual.

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses

In compliance with CVM Instruction 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The resulting heaviest losses per risk factor, in each of the scenarios, were presented together with their impact on income, net of tax effects, in order to provide a view of our exposure in exceptional scenarios.

The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 3,464/07 and BACEN Circular No. 3,354/07.

The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in the treasury and control areas) to put mitigating measures into effect whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we highlight that the results presented will not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company.

153

The trading portfolio consists of all transactions with financial instruments and commodities, including trading derivatives.

R$ thousand
Banking portfolio	Exposure	12/31/2015 (*)			12/31/2014 (*)			12/31/2013 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk variation In:	I	II	III	I	II	III	I	II (**)	III (**)
Fixed rate	Fixed rate on Brazilian reals	(285)	(114,002)	(228,507)	(540)	(126,764)	(237,705)	(367)	(9,632)	(19,187)
Foreign exchange coupons	Rates of currency coupons	(162)	(5,312)	(11,459)	22	(1,729)	(3,374)	122	(3,079)	(6,188)
Foreign currencies	Exchange variation rates	657	57,436	242,760	610	165,600	337,463	3,994	(99,844)	(199,688)
Price indices	Rates of price index coupons	(32)	(4,063)	(649)	(16)	(5,703)	(11,680)	(758)	(18,600)	(36,489)
Reference rate	Rates of TR coupons	-	(7)	(14)	(20)	(5,093)	(9,579)	5	(119)	(238)
Shares	Share price	(148)	27,369	50,887	(78)	(11,769)	(35,990)	3,597	(89,920)	(179,839)
TOTAL		30	(38,579)	53,018	(22)	14,542	39,135	6,573	(221,193)	(441,628)

(*) Amounts net of tax effects.

(**) As from 2014, scenarios have been updated with shocks at 25% and 50%, according to document filing instructions.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to long-term time horizons as general guidelines.

R$ thousand
Trading and banking portfolios	Exposure	12/31/2015 (*)			12/31/2014 (*)			12/31/2013 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk Variation In:	I	II	III	I	II	III	I	II (**)	III (**)
Fixed rate	Fixed rate on Brazilian reals	(4,376)	(1,572,640)	(3,021,487)	(5,493)	(1,417,835)	(2,688,954)	(2,107)	(52,469)	(104,507)
Foreign exchange coupons	Rates of currency coupons	873	(22,408)	(25,705)	-	(19,266)	(34,458)	375	(9,336)	(18,593)
Foreign currencies	Exchange variation rates	533	33,770	200,816	(17,308)	(247,730)	(414,333)	3,183	(79,568)	(159,136)
Price indices	Rates of price index coupons	(1,334)	(229,441)	(444,651)	(1,700)	(238,647)	(430,973)	(4,237)	(103,960)	(203,958)
Reference rate	Rates of TR coupons	783	(276,817)	(635,021)	705	(224,170)	(473,074)	257	(6,428)	(12,885)
Shares	Share price	4,591	(86,428)	(176,770)	1,661	(49,699)	(122,034)	2,867	(71,679)	(143,358)
TOTAL		1,070	(2,153,964)	(4,102,818)	(22,135)	(2,197,347)	(4,163,826)	337	(323,439)	(642,438)

(*) Amounts net of tax effects.

(**) As from 2014, scenarios have been updated with shocks at 25% and 50% according to document filing instructions.

For the measurement of these sensitivities, the following scenarios are used:

Scenario I: Addition of one basis point in fixed interest rates, currency coupon, inflation, interest rate indexes, and one percentage point in currency and share prices ;

Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor ;

Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Our Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2015, total average Value at Risk (VaR) amounted to R$207.0 million, or 0.18% of total stockholders’ equity, under the historical simulation approach (for the whole of 2014 it was R$131.9 million, or 0.13% of total stockholders’ equity).

The structural gap, composed of commercial transactions and the respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions.

Financial margin with the market, arising from the trading of financial assets through proprietary positions, the gap currency management, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic markets, as well as the marking to market of financial assets, totaled R$6,977 million in 2015, R$ 3,595 million in 2014, and R$1,944 million in 2013. Financial margin of operations with the market basically arises from treasury transactions that include asset and liability management (ALM) and proprietary trading operations. The increase of R$3,382 million in the financial margin with the market in 2015 as compared to 2014 was mainly impacted by the management of structural positions in Brazil and abroad.

Additionally, we adopted a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to mitigate impacts on consolidated results from fluctuations in foreign exchange rate parities. The Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order to hedge net income from foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

154

Our strategy to manage the foreign exchange risk associated with the capital invested abroad is aimed at mitigating, through financial instruments, the effects from the foreign exchange variation, and includes the impact of all tax effects accordingly.

The table below shows asset and liability balances indexed to foregin currency as a basis for the management of foreign exchange exposure, the position of foreign exchange derivatives used to manage such position, and the asset balances related to the Brazilian currency. At December 31, 2015, the net foreign exchange position, including investments abroad, was a liability totaling US$11,066 million. We point out that the policy of mitigation management that we have adopted takes into consideration the tax effects of this position. As the results of foreign exchange variations on investments abroad are not taxed, we have set up a hedge (liability positions in foreign exchange derivatives) at a volume higher than the hedged asset, so that the total results from foreign exchange variations, net of tax effects, are practically null and thus consistent with the strategy of low risk exposure that we adopted.

R$Million
	December 31, 2015
	Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Cash and cash equivalents	18,544	7,966	5,737	2,229	11,484
Interbank investments	280,944	255,974	255,974	0	25,131
Securities	338,391	272,341	268,401	3,940	108,805
Loan and lease operations	439,751	318,017	303,114	14,903	186,764
Operations with credit granting characteristics	473,829	350,448	335,545	14,903	188,411
(Allowance for loan losses)	(34,078)	(32,431)	(32,431)	0	(1,647)
Other assets	262,853	222,400	198,403	23,997	86,462
Foreign exchange portfolio	68,909	43,967	20,410	23,558	69,673
Other	193,944	178,433	177,994	439	16,789
Permanent assets	18,689	84,759	17,462	67,297	1,227
Total assets	1,359,172	1,161,456	1,049,090	112,366	419,872
Derivatives - long position				384,723
Total assets (a)				497,089

	December 31, 2015
	Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Deposits	292,610	180,603	180,150	453	113,041
Deposits received under securities repurchase agreements	350,954	327,167	327,167	0	23,787
Funds from acceptace and issuance of securities	75,590	93,248	53,003	40,244	22,776
Borrowings and onlending	104,589	105,960	39,157	66,802	63,657
Interbank and interbranch accounts	6,926	6,674	2,665	4,009	252
Derivative financial instruments	31,116	20,824	20,824	-	12,612
Other liabilities	255,155	185,147	160,711	24,436	116,053
Foreign exchange portfolio	68,466	43,484	19,122	24,362	69,712
Other	186,690	141,662	141,589	74	46,340
Technical provisions for insurance, pension plan and capitalization	132,053	131,953	131,951	2	100
Deferred income	1,960	1,664	871	793	296
Minority interest in subsidiaries	1,755	1,755	1,755	-	0
Stockholders' equity of parent company	106,462	106,462	106,462	-	67,297
Capital and reserves	83,103	82,916	82,916	-	66,182
Income for the period	23,360	23,547	23,547	-	1,115
Total liabilities	1,359,172	1,161,456	1,024,717	136,740	419,872
Derivatives - short position				403,558
Total liabilities and stockholders' equity after adjustments (b)				540,298
Net foreign exchange position - Itaú Unibanco (c = a - b)				(43,209)
Net foreign exchange position - Itaú Unibanco (c) in US$				(11,066)

155

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

Disclosure of Results per Segment

As of the first quarter of 2015, and as compared to 2014, we changed the presentation of our segments in order for them to reflect them with the bank’s current organizational structure. The following segments will be reported: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The Retail Banking includes the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of Private Banking and Latam operations to the Wholesale Banking, and these are the main changes for the segment presentation.

The current business segments of Itaú Unibanco are described below:

✓	Retail Banking: the results of this segment arise from the offer of banking products and services to a diversified client base of individuals and companies, account and non-account holders. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité) and the companies segment (very small and small companies). This segment includes financing and credit offered outside the branch network, the offer of credit cards and Itaú BMG Consignado operations.

✓	Wholesale Banking: the results of the Wholesale Banking segment arise from products and services offered to middle-market companies, high-net worth clients (Private Banking), the activities of the Latin American units and of Banco Itaú BBA S.A. (“Itaú BBA”), the unit in charge of commercial operations with large companies and the performance in investment banking.

✓	Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and the interest in Porto Seguro.

A new management structure for Itaú Unibanco

On February 23, 2015, changes were announced in the structure of Itaú Unibanco Holding S.A, chaired by Mr. Roberto Setubal, with the introduction of a new Executive Committee composed of three general managers (Wholesale, Retail, and Technology & Operations) and two vice-presidents (Management and Control of Risks & Finance; and Legal, Personnel & Institutional).

b) Incorporation, acquisition or disposal of ownership interest

2015

Acquisition of Recovery

In December 2015, through our subsidiary Itaú Unibanco, we entered into a purchase agreement and other covenants with Banco BTG Pactual S.A. (BTG), by which Itaú Unibanco agreed to directly or indirectly acquire the total interest of BTG in Recovery do Brasil Consultoria S.A. (Recovery), equivalent to 81.94% of the company’s total stock, for the amount of R$640 million, restated based on interbank deposit rate (CDI) up to the closing date.

This same agreement also provided for Itaú Unibanco’s direct or indirect acquisition of 70% of the portfolio of R$38 billion (face value) in credit rights related to the recovery of portfolios held by BTG, for the amount of R$570 million, restated based on the CDI up to the closing date.

156

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

The expertise of Recovery and its management team in providing overdue credit recovery services will optimize Itaú Unibanco’s operations, which, together with the ongoing provision of services to third parties, will lead to a higher potential growth of Recovery’s activities.

The transaction was closed on March 31, 2016, after meeting certain conditions precedent usual in similar transactions, with the acquisition of 89.08% of interest in Recovery’s capital stock, of which 81.94% of BTG and 7.14% of other stockholders, and of approximately 70% of a portfolio of R$38 billion (face value) in credit rights owned by BTG.

Acquisition of ConectCar

On October 21, 2015, through our subsidiary Rede, we entered into an agreement for the purchase and sale of shares, by which we agreed to acquire from Odebrecht Transport S.A. 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), for R$170 million. The remaining 50% of ConectCar’s capital stock is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar is a provider of intermediation services for the automatic payment of tolls, fuels and parking lots, and in October 2015 it ranked as the second largest company in the sector. Conectar’s shareholding control will be shared by Rede and Ipiranga Produtos de Petróleo S.A.

The purchase and sale of shares was carried out and the shareholders’ agreement was entered into between Rede and Ipiranga Produtos de Petróleo S.A. on January 29, 2016, after the satisfaction of conditions precedent usual for operations of this nature, including obtaining applicable regulatory approvals.

2014

Large Risk Insurance Operation

On July 4, 2014, Itaú Unibanco entered into a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”), through which Itaú Unibanco and some of its subsidiaries agreed to sell their total interest in ISSC.

ISSC held the large risk insurance operations of Itaú Unibanco, which clients were middle-market and large companies with policies with high amounts insured. The transaction was approved by CADE on September 15, 2014, and by SUSEP on October 9, 2014.

Based on the pro forma data of December 31, 2013, the large risk insurance operations comprised: stockholders’ equity of R$364 million, assets of R$5.8 billion and technical provisions of R$4.6 billion.

After meeting certain conditions set forth in the agreement, ACE paid the amount of R$1.5 billion to Itaú Unibanco and its subsidiaries. The transfer of the shares and the financial settlement of the transaction were carried out on October 31, 2014, and the amount paid was adjusted by the amount of R$13.5 million on September 31, 2015 based on the different positions of the Stockholders’ Equity between the pro forma balance sheet date and the balance sheet date.

This transaction had an accounting effect, before taxes, of R$1.1 billion on Itaú Unibanco’s income for the period.

Itaú CorpBanca

On January 29, 2014, we entered into an agreement with CorpBanca and its controlling stockholders, aimed at the merger of operations of Banco Itaú Chile and CorpBanca (“Transaction Agreement”) . On June 2, 2015, together with our subsidiary Banco Itaú Chile, we entered into an amendment to the Transaction Agreement, in which we agreed, among others, that (i) CorpBanca will distribute to its stockholders additional dividends corresponding to (a) CLP$239,860 million in the fiscal year 2015 (equivalent to approximately US$395 million at that time), and (b) 124,105 UFs (unidad de fomento – Chilean indexed unit of account, daily adjusted to reflect the inflation rate of the previous month in Chile) (equivalent to approximately US$5 million at that time) concurrently to its distribution of the profits earned in the fiscal year 2015, and (ii) we will reduce the amount of dividends payable to Banco Itaú Chile’s stockholders in connection with the income to be distributed for the year ended December 31, 2014 by CLP$16,399 million (equivalent to approximately US$27 million).

157

In the last week of June 2015, Banco Itaú Chile and CorpBanca held their respective general stockholders’ meetings, at which stockholders representing over two-thirds of each bank’s capital stock approved the merger of Banco Itaú Chile with CorpBanca, as well as the new provisions on dividend distribution agreed on the amendment to the Transaction Agreement. On September 4, 2015, the last regulatory approval pending, from the Superintendency of Banks and Financial Institutions of Chile (Superintendencia de Bancos e Instituciones Financieras), was obtained and the merger was carried out on April 1, 2016. The surviving entity – Itaú CorpBanca – has succeeded Banco Itaú Chile in connection with all its assets, liabilities, rights, obligations, and licenses.

At that same date, we entered into a stockholders’ agreement with CorpBanca’s former controlling stockholders, which included provisions on the election of management members, issues subject to our joint approval, and the transfer of shares among us and to third parties accordingly.

Association with Banco BMG

On July 9, 2012, Itaú Unibanco entered into an Association Agreement with Banco BMG, aiming at the offering, distribution and commercialization of payroll loans through the incorporation of a financial institution, the Itaú BMG Consignado. After obtaining the required regulatory approvals, Banco BMG is now the controlling stockholder of Itaú BMG Consignado.

On April 29, 2014, through our subsidiary Itaú Unibanco S.A., we entered into a business unification agreement with Banco BMG, which sets forth the terms and conditions for the unification of the payroll loan business of both Banco BMG and Itaú BMG Consignado. The transaction was completed on July 25, 2014, after all applicable regulatory approvals were obtained. As a result of this business unification, Banco BMG’s interest in the total and voting capital stock of Itaú BMG Consignado increased from 30% to 40%, through a capital increase, which was fully subscribed and paid in by Banco BMG.

This transaction does not have material accounting effects on the results of Itaú Unibanco, which continued to consolidate Itaú BMG Consignado in its financial statements.

2013

Credicard

On May 14, 2013, Itaú Unibanco entered into a share purchase agreement with Banco Citibank S.A. for the acquisition of Banco Credicard S.A. (“Banco Credicard”) and Credicard Promotora de Vendas Ltda. (“Credicard Promotora”), for the approximate amount of R$2.9 billion, including the “Credicard” brand. The transaction was closed on December 20, 2013, after obtaining the proper regulatory approvals.

Banco Credicard and Credicard Promotora are the entities responsible for the offering and distribution of financial products and services under the “Credicard” brand, mainly personal loans and credit cards. In view of this transaction, Itaú Unibanco fully consolidated Banco Credicard and Credicard Promotora in the Consolidated Financial Statements as from December 2013 to August 31, 2014. Banco Credicard was merged into Banco Itaucard S.A. on August 31, 2014.

The allocation of the difference between the amount paid and that of the net assets at fair value gave rise to the recognition of goodwill from expected future profitability in the amount of R$1.8 billion and other intangible assets.

158

c) Unusual events or operations

In 2015, 2014 and 2013, we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

	R$ million
	2015	2014	2013
Recurring net income	23,832	20.619	15,836
Non-recurring events	(473)	(377)	(140)
Increase in the social contribution tax rate	3,988	-	-
Complementary allowance for loan losses	(2,793)	(668)	-
Provision for contingencies	(696)	(126)	(754)
Change in the Accounting Treatment of Financial Lease	(520)	-	-
Social security fund	(130)	-	-
Goodwill amortization	(162)	(177)	-
Program for Cash or Installment Payment of Taxes	37	(25)	503
Realization of assets and Impairment	(50)	(9)	(239)
Sale of large risk insurance operations	-	736	-
Criteria adjustment - Credicard	-	(37)	-
Porto Seguro	17	(60)	272
IRB	-	62	131
Improvement of the labor claim provision model	-	(74)	-
Other	(163)	-	(58)
Net income	23,360	20,242	15,696

10.4. Executive officers should comment on:

a)    Significant changes in accounting practices

2015

As from September 2015, assets acquired through financial lease agreements are recorded in income in accordance with CMN Resolution No. 3,617/08.

2014

There were no significant changes.

2013

There were no significant changes.

b) Significant effects of the changes in accounting practices

The following were significant effects on the accounting practices:

In 2015, as described in Notes 22k and 4i, base date December 2015, the change in the accounting treatment of financial leases negatively impacted income by R$519,999 thousand.

In 2014 there were no significant changes in accounting practices. In 2013 there were no significant changes in accounting practices.

c) Qualifications and emphases presented in the auditor’s report

There were no qualifications nor emphases presented by the auditor for 2013, 2014 and 2015.

159

10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the Issuer, in particular accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our annual consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and use assumptions that affect the balance of assets and liabilities and contingent liabilities disclosed at the date of the financial statements and the amounts disclosed for income and expenses for the same periods. These estimates and assumptions are used, for example, in the determination of useful lives for certain assets, of whether a specific asset or group of assets has been impaired, the market value of certain financial instruments and the classification and computation of contingent liabilities. The accounting estimates for these contexts require our management to make estimates on matters that are highly uncertain. In each case, if other estimates have been obtained or changes in these estimates have occurred from one period to another, our financial condition and results of operations may be significantly impacted. Accordingly, actual results may differ from our estimates.

Allowance for Loan Losses

The allowance for loan losses represents our expected losses on loan. lease and other operations with credit operation characteristics at the end of each reporting period.

This allowance considers the minimum portion required by CMN Resolution No. 2,682 plus a complementary provision in order to ensure it is sufficient to cover any expected losses.

The regulatory minimum allowance is calculated based on the classification of each operation, from AA (0%) to H (100%) risk levels, and, based on the resolution guidelines, is broken down into a specific allowance (operations overdue for over 14 days or by a debtor company under reorganization with creditors or a bankruptcy process) and a generic allowance (non-overdue operations, by a debtor company not under reorganization with creditors or a bankruptcy process) of loan and lease operations, and other operations with credit operation characteristics.

The additional allowance includes the provision for the balance of endorsements and sureties and the additional amount, in view of the historical behavior of loan portfolios, which is based on exposure, probability of default and expected recovery of operations.

160

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank of Brazil, we record some of our financial instruments at market value. Financial instruments recorded at market value in our balance sheet include mainly securities classified as: trading, available for sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortized cost in our balance sheet, and their corresponding market values are disclosed in the notes to our annual consolidated financial statements.

Market value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants (market-based view) at the measurement date. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The market value of financial instruments, including derivatives not traded in active markets, is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect estimates include incorrect model assumptions and unexpected correlations. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to maturity securities, therefore requiring the cost basis to be written off and recognition of related effects be recognized on income (impairment). Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as at the date of analysis, as to the potential for realization of the security.

Contingent Liabilities

We are party to civil, labor, tax, and social security proceedings arising from the normal course of business. In general the provisions for these contingencies are recognized based on the following criteria and assumptions:

(i)	for lawsuits individually reviewed, on the opinion of internal and external legal counsels and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty, and

(ii)	for lawsuits collectively evaluated, by using statistical references by group of lawsuits, type of legal body (small claims court or regular court) and subject matter of the claim.

The risk that contingencies arising from these proceedings will materialize into actual losses is classified as "probable,” "possible" or "remote". These provisions are recognized for claims classified as probable loss, and risk amounts are disclosed for those contingencies with probability of possible loss. Contingency amounts are determined based on statistical or individual valuation models and periodically followed up by back-testing methodologies, so that, in view of uncertainties related to the terms and amounts of these contingencies, the current control methods ensure that these are estimated with accuracy.

Goodwill

The impairment test for goodwill involves significant estimates and judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectation of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and makes estimates. These goodwill amounts are tested for impairment annually and amortized in accordance with the expected future profitability. At December 31, 2015, 2014 and 2013, ITAÚ UNIBANCO HOLDING did not identify any goodwill impairment losses.

161

Defined Benefit Pension Plans

The current amount of pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. The discount rate is among the assumptions used for estimating the net cost (income) of these plans. Any changes in these assumptions will affect the carrying amount of pension plan liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at each year end, which is used for determining the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING takes into account the interest rates of the Brazilian federal government bonds denominated in Brazilian reais, the currency in which benefits will be paid, and that have maturity terms close to the terms of the related liabilities.

Other important assumptions for pension plan obligations are partially based on current market conditions. Additional information is disclosed in Note 19.

Technical Provisions for Insurance and Pension Plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

These assumptions are estimated based on ITAÚ UNIBANCO HOLDING’s historical experience, benchmarks and the actuary’s experience, in order to comply with the best market practices and the ongoing review of the actuarial liability. Any adjustments resulting from these ongoing improvements, if required, are recorded in the statement of income for the corresponding period.

Deferred Income Tax and Social Contribution

Deferred tax assets are recognized only in relation to temporary differences and loss carry forwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING´s deferred tax asset is based on the projected future income and other technical studies.

10.6 Executive officers should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - operating leases, assets and liabilities

Not applicable.

II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

In accordance with CMN Resolution No. 3,809/09, the amount of sales or transfers of financial assets in which the entity substantially retained risks and benefits is R$171 million, exclusively composed of real estate loans of R$159 million and rural loans of R$12 million, assigned with joint obligation.

162

III Agreements for the future purchase and sale of products or services

Not applicable.

IV - Agreements for construction in progress

Not applicable.

V - Agreements for future receipt of financing

Not applicable.

b) Other items that are not presented in the financial statements

Not applicable.

10.7 With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on:

a) How these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The Company set up a provision for assigned amounts in the amount of R$14 million.

b) The nature and purpose of the operation

Real estate loans:

Assigned to CIBRASEC for issuance of securitized real estate loans ("CRI") in the amount of R$77 million.

Assigned to Brazilian Securities for issuance of securitized real estate loans ("CRI") in the amount of R$82 million.

Rural loans:

Assigned to the National Treasury Secretary for securitization of debts in the amount of R$12 million.

c) The nature and amount of liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The Company’s commitment is to meet the payment in the case of default by the debtor.

10.8 Executive officers should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

At the end of 2015, we had 4,985 branches and points of service in Brazil and abroad, 85 units less than at the end of 2014, when our service network had 5,070 branches and points of service.

163

The change in the number of branches is in line with our clients' profile, who have increasingly demanded services through digital channels. We closed 2015 with 94 digital branches, 64 of them opened over 2015.

The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interest in subsidiaries.

b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity.

By December 31, 2015, we completed our expected total investments in technology for the 2012-2015 period, financed with internal funds. These investments were targeted towards data processing systems, acquisition of software, development of systems and to our new data center constructed in the state of São Paulo. Our new Data Center, one of the largest in Latin America, was completed as planned and inaugurated in March 2015, and the environmental infrastructure was successfully set up. We also started the migration of our systems and services, which is planned to be completed in the second half of 2016. This new Data Center will support our growth by 2050, ensuring high performance and availability of our operations.

We are always considering new options to expand operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved and the outlook of the involved country.

c) New products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the Issuer in research to develop new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the Issuer in research to develop new products and services

Not applicable.

10.9 Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section

Comparison between BRGAAP and IFRS of our Balance Sheet and Income items

We present below the differences between our financial statements under BRGAAP1 and under International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and in the stockholders’ equity is related to the allowance for loan and lease losses that follows an incurred loss model under IFRS and an expected loss model under BRGAAP.

The complete consolidated financial statements under IFRS for 2015 are available on our website: www.itau.com.br/investor-relations.

164

Comparison between BRGAAP 1 and IFRS

				R$ million
Balance sheet	BRGAAP	Adjustments and Reclassifications[2]	IFRS	BRGAAP	Adjustments and Reclassification[2]	IFRS
	Dec 31, 2015			Dec 31, 2014
Total assets	1,359,172	(82,758)	1,276,415	1,208,702	(81,499)	1,127,203
Cash and cash equivalents, reserve requirements, interbank deposits, securities under repurchase agreements, financial assets and derivatives [3]	704,487	(14,520)	689,967	610,142	(36,883)	573,259
Loan operations	473,829	419	474,248	451,760	671	452,431
(-) Allowance for loan losses [4]	(34,078)	7,234	(26,844)	(26,948)	4,556	(22,392)
Other financial assets [6]	122,637	(69,132)	53,506	96,761	(43,112)	53,649
Tax assets [6]	61,707	(9,557)	52,149	42,890	(7,647)	35,243
investments in affilliates and jointly-controlled entities, goodwill, fixed and intangible assets, assets held for sale and other assets	30,590	2,798	33,389	34,097	916	35,013

Current and long-term liabilities	1,250,955	(88,600)	1,162,356	1,110,439	(83,853)	1,026,586
Deposits	292,610	-	292,610	294,773	-	294,773
Deposits received under repurchase agreements [3]	350,954	(14,311)	336,643	325,013	(36,330)	288,683
Financial liabilities held for trading, derivatives, interbank and institutional funding	282,575	(288)	282,287	212,826	872	213,698
Other financial liabilities [6]	137,212	(68,498)	68,715	114,540	(43,048)	71,492
Provisions for insurance, pension plan and capitalization	132,053	295	132,349	112,675	113	112,788
Provisions and other liabilities	44,943	(161)	44,781	40,765	(78)	40,687
Tax liabilities [6]	10,608	(5,637)	4,971	9,847	(5,382)	4,465

Total stockholders' equity	108,217	5,842	114,059	98,263	2,354	100,617
Non-controlling interests	1,755	52	1,807	2,415	(1,058)	1,357
Total controlling stockholders' equity [7]	106,462	5,790	112,252	95,848	3,412	99,260

[1]	BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to Central Bank of Brazil regulation;
[2]	Resulted from reclassifications between assets and liabilities and other effects of IFRS adoption;
[3]	Resulted from the elimination of operations between parent company and exclusive funds (especially PGBL and VGBL) that are consolidated based on the IFRS standards;
[4]	Implementation of the criteria for calculating the Allowance for Loan Losses as defined in the IFRS model;
[5]	Differences in accounting, mainly for the Foreign Exchange Portfolio, which started to be considered as net effects of assets and liabilities;
[6]	Differences in accounting, mainly for deferred taxes, which are now treated as net effects of Assets and Liabilities in each of the consolidated companies;
[7]	Reconciliation of the Controlling Stockholders' Equity presented in the following table.

We present below the reconciliation of income and equity and the conceptual description of the major adjustments:

R$ Million
	Equity	Net income
Adjustments	Dec 31, 2015	4Q15	3Q15	4Q14	2015	2014
BRGAAP - value attributable to controlling stockholders	106,462	5,698	5,945	5,520	23,360	20,242
(a) Allowance for loan losses	4,388	(730)	2,682	712	1,645	1,007
(b) Adjustment to market value of shares and quotas	132	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	466	(4)	(4)	(4)	(15)	(15)
(d) Effective interest rate	(96)	10	10	24	37	64
(e) Lease operations	592	72	520	-	592	-
(f) Other adjustments	308	(26)	50	93	121	257
IFRS - value attributable to controlling stockholders	112,252	5,020	9,202	6,345	25,740	21,555
IFRS - value attributable to non-controlling interest	1,807	121	96	88	416	306
IFRS - value attributable to controlling stockholders and non-controlling interests	114,059	5,141	9,298	6,433	26,156	21,861

Differences between IFRS and BRGAAP Financial Statements

(a) Under IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations are impaired (Incurred Losses). Under BRGAAP, the expected loss model is used.*

(b) Under IFRS (IAS 39 and 32), shares and quotes classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(c) under IFRS, the effect of accounting at fair value of the acquisition of the interest in Porto Segro Itaú Unibanco Participações S.A. was recognized.

(d) Under IFRS (IAS 39), the assets and financial liabilities measured at amortized cost were recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquistion, issue or disposal for the period of operation. Under BRGAAP, expenses and revenues from fees were recognized at the time of contracting theses operations

(e) Under IFRS (IAS 17), lease operations are recorded in fixed assets with a contra-entry to Other financial assets. Under BRGAAP, as from September 30, 2015, these contra-entries are recorded in income in accordance with CMN Resoultion No. 3,617/08.

(f) The composition of Other Adjustments is made mainly by the difference in the eligibility of hedging cash flow under IFRS and by the reversal of BRGAAP’s Goodwill Amortization.

* For further information see the Complete Financial Statements for the January to December 2015 period.

For comparison purposes, we present in the table below the net income and the recurring net income under IFRS and BRGAAP.

165

				R$Million
	4Q15			2015
Recurring Net Income	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net income - attributable to controlling stockholders	5,698	5,020	(678)	23,360	25,740	2,380
Exclusion of non-recurring events net of tax effects	75	121	46	472	(2,848)	(3,319)
Increase of social contribution tax rate	-	27	27	(3,988)	(3,921)	67
Complementary allowance for loan losses [1]	-	-	-	2,793	-	(2,793)
Provision for contingencies – Tax and social security	-	-	-	560	560	-
Provision for contingencies - Civil lawsuits - Economic plans	28	28	-	136	136	-
Change in the accounting treatment of financial lease	-	-	-	520	-	(520)
Social security fund	-	-	-	130	130	-
Goodwill amortization	32	-	(32)	162	37	(125)
Rate increase - Porto Segura S.A.	(17)	(17)	-	(17)	(17)	-
Impairment	7	7	-	50	50	-
Program for settlement or installment payment of taxes	4	4	-	(37)	(37)	-
Other	20	72	52	163	214	52
Recurring net income - attributable to controlling stockholders	5,773	5,141	(632)	23,832	22,892	(939)

(1) Recognition of an additional allowance to the minimum required by Resolution No. 2.682/99 of the National Monetary Council.

Other factors impacting operational performance (not mentioned in other items of this section)

The marketing area is responsible for defining and managing Itaú Unibanco’s marketing strategy in Brazil and abroad, and its focus is on the market, clients, partners, suppliers, and employees. Commercial and institutional priorities are defined on a yearly basis, as well as the overall marketing amount allocated for the year. Financial sponsorships are determined according with the Itaú Unibanco’s policy, which establishes the rules, procedures and responsibilities of the bank’s internal areas in connection with the related sponsorships.

As disclosed in our financial statements under BRGAAP (Note 13 – Breakdown of accounts), expenses on advertising, promotions and publications totaled R$1,039 million at December 31, 2015, as compared to R$950 million at December 31, 2014 and R$1,341 million at December 31, 2013.

166

ITEM 11 - PROJECTIONS

11.1. The projections should identify:

Information provided in this item on perspectives for the businesses, projections and operational and financial goals are solely forecasts, based on management’s expectations in relation to the future of the Bank. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. For this reason, these expectations are subject to change.

This item contains information which is, or could be, construed as prospective information that is based largely onour current expectations and projections with respect to the future occurrences and financial tendencies that impact our activities.

In view of these risks and uncertainties, the information, circumstances, the prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this prospective information.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

a) the subject matter of the projection

a.1) Accumulated Variation in the period of 12 months:

•	Total Loan Portfolio which includes endorsements, sureties and private securities
•	Financial Margin with Clients
•	Service Fees and Result from Insurance Operations
•	Non-Interest Expenses

a.2) Accumulated Value in the period of 12 months:

•	Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses

b) projected period and the period for which the projection is valid

•	Projected Period: fiscal year 2016
•	Validity of the projections: the current year or until Management announces to the contrary.

c) assumptions of the projection indicating which ones may be influenced by the issuer’s management and those which are beyond its control

c.1) Assumptions within the control of Management for fiscal year 2016

The expectations announced to the market are based are the assumption of alignment with the budgetary projections of the bank for 2016.The budgets for results and the credit operations balance and equity account balances are evaluated to ensure this alignment. The announced intervals are defined in accordance with the expectations of the bank’s management. It is worth pointing out that periodical analyzes are undertaken to verify the adherence between the announced expectations and possible revisions or internal projections of result which eventually may be realized during the year in the light of changes in macroeconomic perspectives and the competitive or regulatory environment. Based on this, it is possible to evaluate the need for eventual changes in public expectations. These expectations do not incorporate the effects arising from the merger of Banco Itaú Chile with Corpbanca or from possible acquisitions and partnerships that may occur.

167

c.2) Assumptions beyond the control of Management for 2016

This information is subject to risks, uncertainties and suppositions that include among other risks:

• General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;

• General economic and political conditions abroad and in particular in the countries where we operate;

• Government regulations and tax laws and respective amendments in the countries we operate;

• Disruptions and volatility in the global financial markets;

• Increases in compulsory deposits and reserve requirements in the countries we operate;

• Regulation and liquidation of our business on a consolidated basis;

• Failure or hacking of our security and operational infrastructure or systems;

• Strengthening of the competition and industry consolidation in the countries we operate;

• Changes in our loan portfolio and changes in the value of our securities and derivatives;

• Losses associated with counterparty exposure;

• Our exposure to the Brazilian public debt;

• Incorrect pricing methodologies for insurance, pension plan and capitalization products and inadequate reserves;

• The effectiveness of our risk management policy;

• Damages to our reputation;

• Difficulties during the integration of acquired or merged businesses; and

• Other risk factors listed in the section 4 of this Reference Form.

d) the amounts of the indicators that are the subject matter of the projection

	Consolidated	Brazil [1]

Total Credit Portfolio [2]	from -0.5% to 4.5%	from -1.0% to 3.0%

Financial Margin with Clients	Growth of 2.0% to 5.0%	Growth of 1.0% to 4.0%

Provision for Loan Losses Net of Recovery of Loans	Between R$22 billion and R$25 billion	Between R$21 billion and R$24 billion

Commissions and Fees and Result from Insurance Operations[3]	Growth of 6.0% to 9.0%	Growth of 4.5% to 7.5%

Non-Interest Expenses	Growth of 5.0% to 7.5%	Growth of 4.0% to 6.5%

1Includes units abroad ex-Latin America;

2 Includes endorsements, sureties and private securities;

3 Service Fees (+) Income from Insurance, Pension Plan and Capitalization (-) Retained Claims (-) Selling Expenses with Insurance, Pension Plan and Capitalization.

Note: Expectations do not include the effects of the CorpBanca’s transaction.

168

11.2. Should the issuer have disclosed for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the form and which are being repeated in the form

Not applicable.

b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

Projections for fiscal year 2015 (*)

	Projections		Realized
Total Credit Portfolio[1]	Growth of 3.0% to 7.0	%.	Growth of 4.6% ex- FX Variation of - 2.9%
Managerial Financial Margin[2]	Growth of 14.5% to 17.5	%.	Growth of 20.7
Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 15 billion and R$ 18 billion		R$ 18.1 billion
Service Fees and Result from Insurance Operations	Growth of 9.5% to 11.5	%.	Growth of 9.9%
Non-Interest Expenses	Growth of 7.0% to 10.0%		Growth of 8,8%

*Expectations do not include the effect of CorpBanca’s transaction.2 Includes endorsements, sureties and private securities. 2.Considers Financial Margin with Clients and Financial Margin with the Market. 3 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

Managerial Financial Margin: growth above forecast in the financial margin with the Market due basically to treasury operations. Incorporates the management of mismatches between assets and liabilities (ALM-Asset and Liability Management) and the management of proprietary portfolios.

Expenses for Allowance for Loan Losses Net of Recovery of Loans Written off as Losses: during the course of 2015 provisioning for groups in the large company segment was increased.

Projections for fiscal year 2014 (*)

	Projections	Realized
Total Credit Portfolio	Growth of 10.0% to 13.0%[1]	9.8% ex-FX Variation of 8.0%
Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 13 billion and R$ 15 billion	R$ 13 billion
Service Fees and Result from Insurance Operations[2]	Growth of 12% to 14%	13.8%
Non-Interest Expenses	Growth of 10.5% to 12.5% (between 5.5% and 7.5% , if measured ex-Credicard )	10.1% ex-Credicard 7.0%
Efficiency Ratio	Improvement of 0.5 to 1.75 p.p.	Improvement of 1.90 p.p.

*Expectations do not include the effect of CorpBanca´s transaction.1 On October 13, 2014, we reported that growth in the credit portfolio would be below the threshold of the expected interval (10% - 13%) by approximately 8%.3 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

169

Reasons for divergence from projections:

▪ Total Credit Portfolio : The country’s economic growth was lower than we had projected.

Projections for fiscal year 2013

	Projections	Realized
Total Credit Portfolio	Growth of 8% to 11%	13.5% ex-Credicard 11.7%
Expenses for Allowance for Loan Losses	Between R$ 19 billion and R$ 22 billion	R$ 18.6 billion
Service Fees and Result from Insurance Operations[1]	Growth of 15% to 18%	19.4%
Non-Interest Expenses	Growth of 4% to 6%	7.4% 5.9% (100% REDE 2012)
Risk-Adjusted Efficiency Ratio	Improvement of 2.0 to 4.0 p.p.	Improvement of 4.7 p.p.

1 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses

(-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from expectations:

▪ Not applicable.

c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and when applicable, explain why they were abandoned or replaced

Not applicable.

170

ITEM 12 - STOCKHOLDERS’ MEETINGS AND MANAGEMENT

12.1. Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:

a) the functions of each body and committee, informing if they have their own internal regulation

a.1 Board of Directors

The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent upon the Board of Directors to:

•	establish the business general guidelines;

•	elect for and remove from office the Issuer’s officers and establish their duties;

•	appoint officers to the Executive Boards of the subsidiaries it specifies;

•	supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions;

•	call Annual General Stockholders’ Meetings at least fifteen (15) days in advance and the number of days will be counted from the publication of the first call;

•	opine on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the Annual General Stockholders’ Meeting;

•	resolve upon estimates of results and budgets for investments and respective action plans;

•	appoint and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws7;

•	resolve upon the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semiannual balance sheet;

•	resolve upon the payment of interest on capital;

•	resolve upon the purchase of its own shares on a non-permanent basis;

•	resolve upon the purchase and entry of put and call options supported by the shares issued by the company for the purposes of cancellation, holding in treasury or sale, subject to CVM Instruction No. 567 of September 17, 2015, as amended;

•	resolve upon the establishment of committees to address specific matters within the scope of the Board of Directors;

•	elect and remove the members of the Audit Committee and Compensation Committee;

•	approve the operational rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports;

171

•	approve direct or indirect investments and divestments in ownership interests at amounts higher than 15% of the book value of Itaú Unibanco Holding recorded in the most recent audited balance sheet; and

•	resolve upon capital increases and issue of credit instruments and other instruments convertible into shares, within the limit of our authorized capital.

The Board of Directors is composed of a minimum of ten and a maximum of fourteen members. In the first meeting after the Annual General Stockholders’ Meeting that elects the Board, the latter will choose, among its peers, its Chairman and one to three Vice Chairmen. No individual who is 70 (seventy) years of age on the date of his/her election may be elected to the position of Director

The structure, composition and powers of the Board of Directors are included in the bylaws and its operating rules are established in its own internal regulation, disclosed on the investor relations website.

a.2 Executive Board

The operational and executive duties are the responsibility of the Executive Board, which will follow the guidelines established by the Board of Directors.

The Executive Board is the body responsible for the management and representation of the Issuer, and it may have from five to thirty members, including the positions of Chief Executive Officer, Executive Vice-Presidents, Executive Officers and Officers, in compliance with the guidelines established by the Board of Directors for filling these positions.

The term of office for Officers is one year, their reelection being permitted, and they will remain in the positions until their substitutes take office, and (i) those who are already 62 years of age on the date of the election may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the date of the election may not be elected for other Executive Board positions.

Two Officers, one of whom will necessarily be the Chief Executive Officer, Director General, Executive Vice President or Executive Officer, will have powers to: (i) represent us, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for Itaú Unibanco Holding, including offering guarantees for third parties' obligations, and (ii) compromise and waive rights, being also allowed to encumber and dispose of fixed asset items; (iii) resolve upon the establishment, closing and move of facilities; and (iv) appoint attorneys.

Exceptionally, Itaú Unibanco Holding could be represented by a single attorney-in-fact: (i) before any government body, direct or indirect, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at stockholders’ meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. The Board of Directors may also provide for or establish exceptions in addition to those previously provided for.

a.3 Committees related to the Board of Directors

Each one of the Committees related to the Board of Directors has its own internal regulation contemplating its structure, composition, powers and operating rules. All regulations are disclosed on the investor relations website.

a.3.1 Strategy Committee

The Strategy Committee is responsible for promoting discussions on strategic matters critical to us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities.

172

a.3.2 Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for promoting and overseeing the discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on situations of possible conflict of interest between the members of the Board of Directors and the companies of the Conglomerate; providing methodological and procedural support to the evaluation of the Board of Directors, members, Committees and Chief Executive Officer, and discussions on the succession of the members of the Board of Directors and of the Chief Executive Officer, as well as making recommendations on this matter.

a.3.3 Personnel Committee

The Personnel Committee is responsible for determining the main guidelines regarding people. Its duties include, but are not limited to, determining the guidelines for the attraction and retention of talented professionals, recruitment and training, and for our long-term incentive programs.

a.3.4 Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on matters related to our management compensation. Its duties include, but are not limited to: developing a policy for the compensation of our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the policy for the compensation of our employees and recommending improvements to the Board of Directors.

a.3.5 Capital and Risk Management Committee

The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform its duties related to our capital and risk management, submitting reports and recommendations about these matters to the approval of the board: Its duties include, but are not limited to: determining our risk appetite, the minimum return expected on our capital and overseeing risk management and control activities, ensuring their adequacy to the risk levels assumed and to the complexity of the operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for promoting and improving our risk culture.

a.3.6 Audit Committee

The Audit Committee is the statutory body responsible for overseeing the quality and integrity of our financial statements, the compliance with legal and regulatory requirements, the activities, independence and quality of the service provided by our independent auditors and internal auditors, and the effectiveness of internal control and risk management systems. The Audit Committee was established in April 2004 by the Annual General Stockholders’ Meeting, for the institutions authorized to operate by the Central Bank of Brazil and the companies under the supervision of the Superintendence of Private Insurance (SUSEP) that are part of the Itaú Unibanco Conglomerate.

The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas. All the members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if their independence is affected by any conflict of interest or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the members of the Committee as a result of direct observation.

173

a.3.7 Related Parties Committee

The Related Parties Committee is responsible for analyzing the transactions with related parties, in the situations specified in our Related Party Transactions Policy, aiming at ensuring that these transactions are carried out transparently and on arm’s length terms. The Related Parties Committee is fully composed of independent members.

a.4. Fiscal Council

The Fiscal Council is an independent body, annually elected by the Annual General Stockholders’ Meeting, and its duties are to oversee the activities of our management, examine our financial statements as of the fiscal year and issue an opinion on these financial statements, among other duties provided for by Brazilian legislation. It comprises from three to five members and at least the same number of alternates. The Fiscal Council must work independently from management, our external auditors and the Audit Committee.

Although its permanent existence is not legally compulsory, we have a Fiscal Council established and operating on a continuous basis since 2000.

The Fiscal Council has its own internal regulation, including tis structure, composition, duties and operation rules, which are disclosed on the investor relations website.

a.5. Internal Audit

The Internal Audit area’s purpose is to evaluate the activities carried out by the Conglomerate, thus enabling the Management to assess the adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations. To reach its purposes, the Internal Audit’s responsibilities are to carry out audit technical activities and supplementary activities. This area is in place since the incorporation of the bank, then known as the Inspection area, which was later segregated into Internal Audit and Inspection areas.

The Internal Audit area adopts a proprietary methodology, approved by the Audit Committee, to carry out its activities. This methodology is internally disclosed to auditors and its adoption is mandatory to all Internal Audit units of the Conglomerate. Furthermore, it is in line with the international standards for the internal auditor’s profession disclosed by The Institute of Internal Auditors (The IIA).

b) the date of the establishment of the fiscal council, if not permanent, and of the creation of committees

•	Fiscal Council: 04/27/2016 the Fiscal Council has been established annually, without interruption, since 04/24/2000);

•	Audit Committee: 04/28/2004;

•	Strategy Committee: 06/24/2009;

•	Capital and Risk Management Committee 06/24/2009;

•	Nomination and Corporate Governance Committee: 06/24/2009;

•	Personnel Committee: 06/24/2009;

•	Compensation Committee: 02/17/2011; and

•	Related Parties Committee 03/28/2013.

174

c) mechanisms for assessing the performance of each body or committee and its members, identifying the method used

Annual evaluation of the Board of Directors and Committees

The performance of the Board of Directors, its members and its Chairman, as well as of the Committees related thereto, is assessed on an annual basis for the purpose of ensuring that the performance of our management members, in compliance with the best practices of corporate governance.

The reelection of the members of the Board of Directors and Committees considers their good performance in the period and attendance to meetings during the previous term of office, as well as their experience and level of independence.

Evaluation process

The evaluation process consists in the following phases: self-evaluation of the members of the Board of Directors, cross evaluation of the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairman of the Board by its members and evaluation of the Committees by its members.

The evaluation process is structured considering the specific characteristics/responsibilities of the Board of Directors, its members, its Chairman and each one of the Committees, in order to reach a high level of specialization during the evaluation.

The evaluation process is conducted by an independent person, responsible for distributing specific questionnaires for the Board of Directors and each one of the Committees, as well as for interviewing each member of the Board of Directors individually. The person is also responsible for analyzing the answers and compared them to the result of the previous years, to identify and address possible gaps related to the Board of Directors and the Committees that may be revealed in the process.

Methodological support and independent evaluation

The Nomination and Corporate Governance Committee offers methodological and procedural support to the evaluation process, as mentioned in item 3.2. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors.

In addition to the support provided by the Nomination and Corporate Governance Committee, an independent person is responsible for conducting the assessment process, as mentioned in the “Evaluation process item”.

Evaluation of the Executive Board

Our officers undergo a thorough and comprehensive evaluation, in which the following performance indicators are considered: financial, processes, client satisfaction, people management, and cross goals with other areas.

d) with respect to the members of the executive board, their individual duties and powers

The Chief Executive Officer is responsible for calling and chairing the meetings of the Board of Officers, overseeing its activities, structuring the services of the Issuer and setting internal and operational rules.

General Managers, Executive Vice Presidents, Executive Officers and Officers are responsible for activities assigned to them by the Board of Directors.

175

The composition of our Executive Board, and the individual duties of each officer, is as follows.

Chief Executive Officer

Roberto Egydio Setubal is our Chief Executive Officer and he is responsible for overseeing the activities of the Executive Board.

Directors General

Candido Botelho Bracher is responsible for structuring the services and establishing internal and operational rules on the wholesale area and relationship with medium-sized and large companies, including banking services, investment banking, asset and wealth management services, and institutional treasury. Before the Central Bank of Brazil, Mr. Bracher is responsible for the rural credit area (CMN Resolution No. 3,556/08), matters related to the Brazilian Payment System (Sistema de Pagamentos Brasileiro – “SPB”) (BACEN Circular No. 3,281/05), investment portfolio (CMN Resolution No. 2,212/95), resale agreements (CMN Resolution No. 3,339/06), operations of loan and barter of securities (CMN Resolution No. 3,197/04), swap operations (CMN Resolution No. 3,505/07), and registration of credit assignment operations (CMN Resolution No. 3,998/11). Additionally, he is responsible for operations with securities and regulated markets (Instruction No. 505/11 of the Brazilian Securities Commission - CVM).

Márcio de Andrade Schettini is responsible for coordinating and organizing the technology and operating infrastructure required for the Company’s business.

Marco Ambrogio Crespi Bonomi is responsible for structuring the services and establishing internal and operating rules related to the Commercial Bank, relationship and offer of products and services to the client base, including individuals and companies, comprised in all retail segmentation levels, and to the insurance, pension plan, and capitalization areas. Before the Central Bank of Brazil, he is responsible for the client registration file of the National Financial System - SFN (BACEN Circular No. 3,347/07), commercial portfolio, lease portfolio, mortgage and loan portfolio, financing and investment portfolios (CMN Resolution No. 2,212/95), deposit accounts (CMN Resolution No. 2,078/04), operations related to the foreign exchange market (CMN Resolution No. 3,568/08), and registration of guarantees on vehicles and real estate properties (CMN Resolution No. 4,088/12).

Vice-Presidents

Claudia Politanski is responsible for the legal, ombudsman, people, corporate communication, and institutional and government relations areas.

Eduardo Mazzilli de Vassimon is responsible for the control and risk management area, for the finance segment and controllership.

Executive Officers

Alexsandro Broedel Lopes works in the finance area. Before the Central Bank, he is in charge of supplying information related to loan transactions to the Credit Information System (BACEN Circular No. 3,567/11), updating data in the UNICAD (BACEN Circular No. 3,165/02) and for the accounting area (CMN Resolution No. 3,198/04).

Fernando Barçante Tostes Malta is responsible for the operating risk control (CMN Resolution No. 3,380/06), for the procedures and internal controls related to trading of securities (CVM Instruction No 505/11), supply of information set forth in the legal and regulatory rules (BACEN Circular No. 3.504/10), and for the Policy for Social and Environmental Responsibility (CMN Resolution No 4.327/14) and for the Adequacy of products, services and operations to the client’s profile (CVM Resolution No. 539/13).

Leila Cristiane Barboza Braga de Melo is responsible for the Legal Area, which comprises Legal Matters – Litigation, Legal Matters – Retail Business, Legal Matters – Wholesale Business, and Institutional and International Legal Matters, as well as the Ombudman’s Office; she is also the responsible officer before the Central Bank for the RDR System - System of Denunciation and Complaint Registration (BACEN Circular No. 3.729/14).

Paulo Ségrio Miron is in charge of the internal audit division.

176

Officers

Adriano Cabral Volpini is responsible for preventing and combating money laundering (Law No. 9,613/98 and regulations).

Álvaro Felipe Rizzi Rodrigues, Gilberto Frussa, José Virgilio Vita Neto and Sergio Mychkis Goldstein are responsible for activities in the legal area.

Atilio Luiz Magila Albiero Júnior is the representative of Finance.

Eduardo Hiroyuki Miyaki and Emerson Macedo Bortoloto are in charge of the internal audit activities.

Marcelo Kopel is our Investor Relations Officer (CVM Resolution No. 480/2009) and his main responsibilities are communication with the market and the increase of the transparency of financial and strategic information.

Matias Granata is responsible for liquidity risk management (CMN Resolution No. 4,090/12) and market risk (CMN Resolution No. 3,464/07).

Rodrigo Luís Rosa Couto is responsible, before the Central Bank of Brazil, for determining the RWA, Referential Equity and Core Capital amounts (CMN Resolution No. 4,193/13), managing capital risk (CMN Resolution No. 3,988/11), and calculating regulatory limits and minimum standards (BACEN Circular No. 3,398/08).

Wagner Bettini Sanches is in charge of the management of credit risk (CMN Resolution No. 3,721/09).

12.2. Describe the rules, policies and practices related to stockholders’ meetings, indicating:

a) call notice terms

According to Article 124, item II of Brazilian Corporate Law, the term for the first call for the stockholders’ meetings of publicly-held companies is fifteen days before the date of the meeting and, for the second call, eight days.

b) duties

It is incumbent upon the Annual General Stockholders’ Meeting to:

•	amend the bylaws;

•	appoint, elect and remove members of the Board of Directors;

•	appoint the members of the Fiscal Council;

•	resolve upon the financial statements and the distribution and investment of profits;

•	resolve upon the management report and the accounts of the Executive Board;

•	establish the annual aggregate compensation of the members of the Board of Directors and the Executive Board;

•	change the capital, provided that the authority of the Board of Directors to change the capital up to the limit of the authorized capital is observed, regardless of a statutory reform;

•	resolve upon mergers, takeovers and spin-offs or any other forms of corporate restructuring;

•	resolve upon retained earnings or the allocation to reserves; and

•	resolve upon stock option plans of shares issued by the Issuer or its subsidiaries.

177

c) addresses (street or electronic) where the documents related to the stockholders’ meeting will be available to stockholders for analysis

The documents to be analyzed at the stockholders’ meetings are available to Stockholders on the Issuer’s investor relations website (www.itau.com.br/investor-relations), as well as on the website of the Brazilian Securities Commission (CVM) (http://www.cvm.gov.br) or on the website of BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of these documents via the e-mail address investor.relations@itau-unibanco.com.br.

d) Identification and management of conflicts of interest

According to paragraphs 1 and 4 of Article 115 of Brazilian Corporate Law, stockholders cannot vote in meetings that are intended to resolve upon appraisal reports on assets used to form the capital, approval of their accounts as management members or any other resolution that could particularly benefit them, or where their interests are in conflict with those of the Issuer, under penalty of: (i) the resolution being voided, (ii) being held liable for the damages caused, and (iii) being required to transfer to the Issuer any advantages obtained.

e) Request for proxies by management for the exercise of voting rights

The availability of proxies was enabled by us according to Attachment 23 to CVM Instruction No. 481/09 for the sole purpose of offering an additional mechanism to facilitate the attendance of stockholders at the meetings. For the meetings held during the last three years, the proxy request was fully funded by us.

f) formalities necessary for accepting proxy instruments granted by stockholders, indicating whether the issuer requires or waives notarized signatures, notarization, consularization and sworn translation and if the issuer accepts proxies granted by stockholders via electronic means

The stockholders can be represented in annual general stockholders’ meetings by a proxy under the terms of Article 126 of Brazilian Corporate Law, provided that the proxy is bearing an identity document and the following documents that evidence the validity of their proxy (for documents issued overseas, the respective sworn translation, certified by the local consulate is required):

a) Legal entities – certified copy of the bylaws of the legal entity represented, evidence of the election of management members and the respective proxy with notarized signature;

b) Individuals – the proxy, with notarized signature.

It is not necessary for the corporate shareholder's proxy to be a shareholder, an administrator of the Issuer, or an attorney.

In order to facilitate the work of the Stockholders’ Meetings, the Company suggests that the Stockholders represented by proxy holders submit a copy of the documents listed above at least 48 hours prior to the meetings, by mail or by messenger to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metrô - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

or for e-mail to drinvest@itau-unibanco.com.br.

We also make available an electronic platform, through which an electronic proxy can be granted for the Stockholders’ Meetings. In the last fiscal year, stockholders that opted for the electronic proxy had to complete the electronic platform procedure by 12 noon of 04.28.15 (stockholders’ meetings were held on 04.29.15 at 3:00 p.m., 3:05 p.m. and 3:10 p.m.).

178

g) Formalities required for acceptance of a distance voting ballot, when sent directly to the Company, indicating whether the issuer requires or waives notarized signatures, notarization and consularization.

In view of CVM 570/15 which amended part of CVM Instruction No. 561/15, the Issuer will only make remote voting available on the stockholders’ meeting of 2017.

h) Whether the company makes available an electronic system to receive distance voting ballots or distance participation

In view of CVM Instruction No. 570/15, which amended part of CVM Instruction No. 561/15, the Issuer will only make remote voting available on the stockholders’ meeting of 2017.

i) Instructions for the stockholder or group of stockholders to include proposals for resolution, slates or applicants to members of the board of directors and fiscal council in the distance voting ballot.

In view of CVM Instruction 570/15, which amended part of CVM Instruction No. 561/15, the Issuer will only make remote voting available on the stockholders’ meeting of 2017.

j) Whether the company will make available forums and pages on the Internet designed for receiving and sharing comments of stockholders on the meetings’ agendas

We do not have forums designed for receiving and sharing comments of stockholders on the meetings’ agendas. However, we make a channel available on the investor relations website (www.itau.com.br/investor-relations) so that stockholders can suggestions, criticisms or doubts directly to the Board of Directors through the link “Atendimento RI”/Contact us on the Investor Relations website: https://www.itau.com.br/investor-relations/itau-unibanco/contact-ir

In the field “Subject”, the Stockholder should select the option “Recommendations to the Board of Directors to Stockholders’ Meeting”.

k) Other information required to distance voting and exercise of the distant voting right

In view of CVM Instruction No. 570/15, which amended part of CVM Instruction No. 561/15, the Issuer will only make remote voting available on the stockholders’ meeting of 2017.

12.3. Describe the rules, policies and practices related to stockholders’ meetings, indicating:

a) number of meetings held in the last fiscal year, specifying the number of annual and extraordinary general stockholders' meetings

The Board of Directors meets ordinarily, 8 times annually and, extraordinarily, whenever corporate interests so demand. In 2015, the Board of Directors met 12 times.

b) If applicable, the provisions in the stockholders’ agreement that place restrictions or conditions on the exercise of the voting rights of the members of the board

The Stockholders’ Agreement provides that the members appointed as established therein will always vote jointly on certain matters: https://www.itau.com.br/_arquivosestaticos/RI/pdf/IUPARingles.pdf

179

c) The rules for identifying and managing conflicts of interest

According to the Internal Rules of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with ours. Each member must communicate to the Board of Directors any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion on each topic. In the first meeting after the act of their election, the elected member must inform the other members of the Board of: (a) the main activities they carry out outside the Issuer; (b) participation in the boards of other companies; and (c) business relationships with companies of the Itaú Unibanco Conglomerate, including the provision of services to these companies. This information must be provided on an annual basis and whenever a new event that requires the updating of this information occurs. The members of the Board can only participate in up to four Boards of Directors of companies that are not owned by a single economic conglomerate. For purposes of this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee. If the member of the Board or company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be carried out under market conditions; (b) if it is not a usual transaction or service provision, reports must be issued by reputable companies confirming that the transaction was carried out under market conditions; and (c) the transaction must be reported to and conducted by the Related Parties Committee, the Superintendence of Ethics and Ombudsman or the channels that are usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed.

12.4. If applicable, please describe the commitment clause contained in the Bylaws for settling conflicts between stockholders and between stockholders and the issuer by means of arbitration

Not applicable.

180

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
			Date of	Nominated by the	Percentage of attendance
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	investiture	controlling stockholder	at meetings

Other positions held or functions performed at the Issuer		Description of other position/ function

Claudia Politanski	08/31/1970	A Board of Officers’ member only	04/28/2016	Annual	8
132.874.158-32	Lawyer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Vice-President
Alexsandro Broedel Lopes	10/05/1974	A Board of Officers’ member only	04/28/2016	Annual	3
031.212.717-09	Accountant	19 - Other officers	06/09/2016	No	0.00%
Member of the Disclosure and Trading Committee		Executive Officer
Rodrigo Luís Rosa Couto	08/08/1975	A Board of Officers’ member only	04/28/2016	Annual	5
882.947.650-15	Administrator	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Matias Granata	06/17/1974	A Board of Officers’ member only	04/28/2016	Annual	2
228.724.568-56	Economist	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Adriano Cabral Volpini	12/06/1972	A Board of Officers’ member only	04/28/2016	Annual	2
162.572.558-21	Administrator	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer

181

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
			Date of	Nominated by the	Percentage of attendance
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	investiture	controlling stockholder	at meetings

Other positions held or functions performed at the Issuer		Description of other position/ function

Álvaro Felipe Rizzi Rodrigues	03/28/1977	A Board of Officers’ member only	04/28/2016	Annual	2
166.644.028-07	Lawyer	19 - Other officers	06/09/2016	No	0.00%
Member of the Disclosure and Trading Committee		Officer
José Virgilio Vita Neto	09/13/1978	A Board of Officers’ member only	04/28/2016	Annual	2
223.403.628-30	Lawyer	19 - Other officers		No	0.00%
Not applicable.		Officer	06/09/2016
Paulo Sergio Miron	07/26/1966	A Board of Officers’ member only	04/28/2016	Annual	1
076.444.278-30	Accountant and	19 - Other officers	06/09/2016	No	0.00%
Not applicable.	Economist	Executive Officer
Leila Cristiane Barboza Braga de Melo	10/04/1971	A Board of Officers’ member only	04/28/2016	Annual	2
153.451.838-05	Lawyer	19 - Other officers	06/09/2016	No	0.00%
Member of the Disclosure and Trading Committee		Executive Officer
Márcio de Andrade Schettini	05/22/1964	A Board of Officers’ member only	04/28/2016	Annual	1
662.031.207-15	Engineer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Director-General
Marco Ambrogio Crespi Bonomi	05/06/1956	A Board of Officers’ member only	04/28/2016	Annual	1
700.536.698-00	Economist	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Director-General
Emerson Macedo Bortoloto	07/25/1977	A Board of Officers’ member only	04/28/2016	Annual	5
186.130.758-60	Information	19 - Other officers	06/09/2016	No	0.00%
	Technologist
Not applicable.		Officer

182

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
			Date of	Nominated by the	Percentage of attendance
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	investiture	controlling stockholder	at meetings

Other positions held or functions performed at the Issuer		Description of other position/ function

Wagner Bettini Sanches	04/12/1971	A Board of Officers’ member only	04/28/2016	Annual	2
114.032.758-58	Engineer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Eduardo Hiroyuki Miyaki	06/11/1972	A Board of Officers’ member only	04/28/2016	Annual	5
159.822.728-92	Engineer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Marcelo Kopel	11/05/1964	A Board of Officers’ member only	04/28/2016	Annual	2
059.369.658-13	Business administrator	19 - Other officers		No	0.00%

Chairman of the Disclosure and Trading Committee		Officer	06/09/2016

Investor Relations Officer
Fernando Barçante Tostes Malta	04/14/1968	A Board of Officers’ member only	04/28/2016	Annual	0
992.648.037-34	Systems Analyst	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Executive Officer
Atilio Luiz Magila Albiero Junior	12/24/1977	A Board of Officers’ member only	04/28/2016	Annual	0
213.021.358-80	Engineer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Gilberto Frussa	10/20/1966	A Board of Officers’ member only	04/28/2016	Annual	0
127.235.568-32	Lawyer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Sergio Mychkis Goldstein	11/12/1977	A Board of Officers’ member only	04/28/2016	Annual	0
282.310.718-57	Lawyer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer

183

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
			Date of	Nominated by the	Percentage of attendance
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	investiture	controlling stockholder	at meetings

Other positions held or functions performed at the Issuer		Description of other position/ function

Eduardo Mazzilli de Vassimon	10/07/1958	A Board of Officers’ member only	04/28/2016	Annual	4
033.540.748-09	Administrator	19 - Other officers	06/09/2016	No	0.00%
Member of the Disclosure and Trading Committee		Vice-President
Fábio Colletti Barbosa	10/03/1954	A Board of Directors’ member only	04/27/2016	Annual	1
771.733.258-20	Administrator	29 - Other Board members		Yes	81.82%
Member of the Personnel Committee		Member of the Board of Directors (independent director)	06/09/2016
Member of the Appointments and Corporate Governance Committee

Member of the Strategy Committee
Demosthenes Madureira de Pinho Neto	01/28/1960	A Board of Directors’ member only	04/27/2016	Annual	4
847.078.877-91	Entrepreneur	29 - Other Board members		Yes	100.00%
Member of the Capital and Risk Management Committee		Member of the Board of Directors (non-executive director)	06/09/2016

Member of the Appointments and Corporate Governance Committee
Nildemar Secches	11/24/1948	A Board of Directors’ member only	04/27/2016	Annual	4
589.461.528-34	Engineer	29 - Other Board members	06/09/2016	Yes	100.00%

Chairman of the Strategy Committee		Member of the Board of Directors (independent director)
Member of the Personnel Committee

Chairman of the Related Parties Committee

184

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
			Date of	Nominated by the	Percentage of attendance
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	investiture	controlling stockholder	at meetings

Other positions held or functions performed at the Issuer		Description of other position/ function

Alfredo Egydio Arruda Villela Filho	11/18/1969	A Board of Directors’ member only	04/27/2016	Annual	8
066.530.838-88	Engineer	29 - Other Board members	06/09/2016	Yes	100.00%
Member of the Appointments and Corporate Governance Committee		Vice-chairman of the Board of Directors (non-executive director)

Member of the Compensation Committee
Gustavo Jorge Laboissière Loyola	12/19/1952	A Board of Directors’ member only	04/27/2016	Annual	8
101.942.071-53	Economist	29 - Other Board members	06/09/2016	Yes	100.00%
Member of the Capital and Risk Management Committee		Member of the Board of Directors (independent director)

Member of Compensation Committee
Member of the Related Parties Committee
José Galló	09/11/1951	A Board of Directors’ member only	04/27/2016	Annual	0
032.767.670-15	Administrator	29 - Other Board members	06/09/2016	Yes	0.00%
Member of Personnel Committee		Member of the Board of Directors (independent director)
Pedro Luiz Bodin de Moraes	07/13/1956	A Board of Directors’ member only	04/27/2016	Annual	8
548.346.867-87	Economist	29 - Other Board members	06/09/2016	Yes	90.91%
Member of the Compensation Committee		Member of the Board of Directors (independent director)
Chairman of the Capital and Risk Management Committee

Member of the Related Parties Committee

185

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
			Date of	Nominated by the	Percentage of attendance
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	investiture	controlling stockholder	at meetings

Other positions held or functions performed at the Issuer		Description of other position/ function

Pedro Moreira Salles	10/20/1959	A Board of Directors’ member only	04/27/2016	Annual	8
551.222.567-72	Banker	29 - Other Board members	06/09/2016	Yes	100.00%
Member of the Strategy Committee		Chairman of the Board of Directors (non-executive director)

Chairman of the Appointments and Corporate Governance Committee

Chairman of the Personnel Committee

Chairman of the Compensation Committee
Ricardo Villela Marino	01/28/1974	A Board of Directors’ member only	04/27/2016	Annual	8
252.398.288-90	Engineer	29 - Other Board members	06/09/2016	Yes	63.64%
Member of the Strategy Committee		Member of the Board of Directors (executive director)

Alfredo Egydio Setubal	09/01/1958	A Board of Directors’ member only	04/27/2016	Annual	8
014.414.218-07	Administrator	29 - Other Board members		Yes	63.64%
Member of the Personnel Committee		Member of the Board of Directors (non-executive director)	06/09/2016

Member of the Capital and Risk Management Committee

Member of the Appointments and Corporate Governance Committee

Member of the Disclosure and Trading Committee

186

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
			Date of	Nominated by the	Percentage of attendance
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	investiture	controlling stockholder	at meetings

Other positions held or functions performed at the Issuer		Description of other position/ function

	12/05/1958	A member of the Board of Officers and the Board of Directors	04/27/2016	Annual	8
Candido Botelho Bracher	Administrator	39 - Other Board members / Officers	06/09/2016	Yes	100.00%
039.690.188-38		Member of the Board of Directors (executive director) and Director-General
Member of the Capital and Risk Management Committee

Member of the Strategy Committee
Director-General
Roberto Egydio Setubal	10/13/1954	A member of the Board of Officers and the Board of Directors	04/27/2016	Annual	8
007.738.228-52	Engineer	39 - Other Board members / Officers	06/09/2016	Yes	81.82%
Member of the Capital and Risk Management Committee		Vice-chairman of the Board of Directors (executive director) and CEO

Member of the Personnel Committee

Member of the Strategy Committee
Chief Executive Officer
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/27/2016	Annual	0
031.077.288-53	Economist	43 - Fiscal Council (Effective) Nominated by the Controlling Stockholder	06/09/2016	Yes	0.00%
Not applicable.
Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/27/2016	Annual	0
598.809.967-04	Engineer	47 - Fiscal Council (Alternate) Nominated by the Preferred Stockholders	06/09/2016	No	0.00%
Not applicable.
Carlos Roberto de Albuquerque Sá	01/31/1950	Fiscal Council	04/27/2016	Annual	1
212.107.217-91	Economist	44 - Fiscal Council (Effective) Nominated by the Preferred Stockholders	06/09/2016	No	0.00%
Not applicable.
João Costa	08/10/1950	Fiscal Council	04/27/2016	Annual	7
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the Controlling Stockholder	06/09/2016	Yes	0.00%
Not applicable.

187

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
			Date of	Nominated by the	Percentage of attendance
INDIVIDUAL TAXPAYER’S REGISTRY (CPF)	Profession	Elective office held	investiture	controlling stockholder	at meetings

Other positions held or functions performed at the Issuer		Description of other position/ function

José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/27/2016	Annual	5
372.202.688-15	Lawyer	43 - Fiscal Council (Effective) Nominated by the Controlling Stockholder	06/09/2016	Yes	33.33%
Not applicable.

Professional experience / Statement of any conviction / Independence criteria

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Vice-President since April 2015, and Executive Officer from November 2008 to March 2015; She is currently responsible for the Legal, Institutional and Personnel areas, and serves as the General Legal Counsel.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

188

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activities of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and PhD programs.

189

Main activity: Educational institution.

Brazilian Securities Commission (CVM): Commissioner from 2010 to 2012.

Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013.

Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member

FEA-USP: full professor.

EAESP-FGV: professor from 2001 to 2002.

Manchester Business School: professor in 2005.

London School of Economics: visiting professor.

Mr. Broedel has published a number of technical books and articles in Brazil and abroad.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rodrigo Luís Rosa Couto - 882.947.650-15

Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risk from February 2008 to December 2011.

Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014. Main activity of the company: Lease operations.

190

Itaú Unibanco S.A.: Officer since December 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

Financial Stability Institute of the BIS: did an internship when he took part in the development, and was a member of the teaching staff of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003.

Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master’s degree in Business Administration, Finance Major from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Matias Granata - 228.724.568-56

Itaú Unibanco Holding S.A.: Officer since July 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014; Senior Manager for Market Risk from October 2010 to April 2014; Senior Manager for Operational Risk from March 2009 to October 2010; Senior Treasury Trader – Proprietary Desk São Paulo from August 2007 to March 2009; Senior Treasury Trader – Proprietary Desk London from August 2004 to August 2007; Treasury Trader – Proprietary Desk, São Paulo from April 2003 to August 2004; Senior Economic Research Economist from May 2002 to April 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Master of Arts – International Economic Policy. University of Warwick, UK. British Chevening Scholarship (2000-2001); Master’s degree in Economics from Universidad Torcuato Di Tella (UTDT), Argentina. (1998-2000), and Graduation Course in Economics at the Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Adriano Cabral Volpini - 162.572.558-21

Itaú Unibanco Holding S.A.: Officer since February 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Corporate Security Officer since April 2012; Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate. Main activity of the company: Multiple-service bank, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014; and Officer since January 2014.

Main activity of the company: Lease operations.

191

Academic background: Bachelor’s degree in Communication from Fundação Armando Álvares Penteado – FAAP in 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Domestic Corporate Legal Matters and Corporate Governance, Corporate Paralegal Matters, Legal Matters – Contracts, Equity, Marketing, and Third Sector, and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and assessment of the main legal matters regarding these units).

Main activities of the company: Multiple-service bank, with commercial portfolio.

Tozzini Freire Advogados: He acted in the areas of Corporate Law and Contracts Law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from Law School of the Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica of São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Virgilio Vita Neto - 223.403.628-30

Itaú Unibanco Holding S.A.: Officer since April 2015.

Main activity of the company: Holding company

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio

União de Bancos Brasileiros S.A. He joined the bank in January 2001, working as a lawyer until June 2003, being responsible for the wholesale bank’s legal consulting area, particularly structured operations and real estate loans. From June 2003 to June 2008, he acted as Legal Manager, being responsible for the wholesale bank’s legal area, particularly structured operations, real estate loans, foreign exchange, derivatives and Project financing, retail legal consulting and administrative and investigative proceedings, including a consumer protection body. From June 2008 to October 2009, he acted as Legal Superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, he acted as Legal Superintendent in the period from December 2009 to March 2011, being responsible for Retail Legal Consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple-service bank with commercial portfolio

Academic background: Bachelor’s degree in Law from the Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca – Spain, in 2006, and PhD in Civil Law – Contracts from Universidade de São Paulo in 2007.

192

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Paulo Sergio Miron - 076.444.278-30

Itaú Unibanco Holding S.A.: Executive Officer since July 2015.

Main activity of the company: Holding company.

PricewaterhouseCoopers – São Paulo/SP: Partner from 1996 to2015, and he was the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013). Main activity of the company: Accounting and tax audit and consulting services.

PricewaterhouseCoopers – Brasília/DF: Partner from 2001 to 2008, and in the period from 2004 to 2008, he was also the leading partner of the government services area of PwC Brasil, and from 1997 to 2008, he was the leading partner of the banking area of PwC Brasil.

Main activity of the company: Accounting and tax audit and consulting services.

He was the coordinator of the financial institution training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing.

Academic background: Bachelor’s degrees in Accounting from Universidade São Judas Tadeu – São Paulo and in Economics from Universidade Mackenzie – São Paulo.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting at Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

193

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15

Itaú Unibanco Holding S.A.: Director-General since July 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from November 2008 to March 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Vice-President from April 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica of Rio de Janeiro, where he specialized in mathematical models. He also attended the Owner / President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Director-General since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Emerson Macedo Bortoloto - 186.130.758-60

194

Itaú Unibanco Holding S.A.: Officer since November 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: he joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he is responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting.

Ernest & Young Auditores Independentes: from May 2001 to June 2003.

Main activity of the company: Consulting services.

Banco Bandeirantes: from 1992 to 2001, responsible for IT audit and operational process.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriça in December 2000. Postgraduate degree in Audit and Consulting in Information Security from FASP – Faculdades Associadas de São Paulo in December 2001. In 2004, he obtained the CISA certification issued by ISACA. MBA in Internal Auditing from FIPECAFI in 2008.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Wagner Bettini Sanches - 114.032.758-58

Itaú Unibanco Holding S.A.: Officer since June 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2011. He joined the company as Analyst of the Company Market Advisory Department and held this position from 1996 to 1999; Coordinator of the Market Advisory Department from 1999 to 2000. Manager of the Market Advisory Department from 2000 to 2001. From 2003 to 2007, he worked as Superintendent of Credit to Legal Entities – Company Market. From 2007 to 2008, he worked as Commercial Superintendent of Real Estate Loans to Legal Entities and was responsible for the commercial relationship with developers from all over Brazil. In 2009, he became Superintendent of Real Estate Loans and Collection to Individuals and Legal Entities, responsible for the departments of the desk of loans to individuals, analysis of credit to legal entities, planning, project monitoring, collection management and operational collection and litigation.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BMG Consignado S.A.: Officer from November 2012 to June 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Production Engineering from Engineering from the Polytechnic School of Universidade de São Paulo, in 1996; postgraduate degree from the University of Michigan, Ross School Business, MBA. – completed with high distinction, majoring in Finance and Strategy in 2003.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Hiroyuki Miyaki - 159.822.728-92

Itaú Unibanco Holding S.A.: Officer since August 2011.

Main activity of the company: Holding company.

195

Itaú Unibanco S.A.: Officer from August 2010 to August 2011, he was as Compliance Manager and Officer in the Money Laundering Prevention program of Itaú Unibanco S.A. from 1996 to 2003. He was the manager responsible for the Internal Audit Department of our Asset Management and Treasury units from 2003 to 2004. He was also the manager of our Internal Audit, Capital Markets, Insurance and Securities units from 2005 to 2010. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getúlio Vargas, completed in July 1998. In May 2003, he obtained a MBA in Finance and International Business from Leonard Stern School of Business – New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and Chief Executive Officer since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015.

Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010.

Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING in Brazil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002.

Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acted as Finance Officer concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

196

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Barçante Tostes Malta - 992.648.037-34

Itaú Unibanco Holding S.A.: Executive Officer since April 2016. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer and Manager of the Operations area from 2008 to March 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since April 2016.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: from 1995 to 2008.

Management in the areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/initiatives. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro, MBA from Fundação D. Cabral, and extension course in Banking Management from the Swiss Finance Institute.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Atilio Luiz Magila Albiero Junior - 213.021.358-80

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since June 2015. Financial Planning Superintendent from March 2011 to May 2014, mainly involved in budgeting, closing of monthly results, generation of P&L in several levels, Retail Planning Superintendent from May 2008 to February 2011, mainly involved in budgeting, capacity models, AGIR of the operational and projects area, Company Products Superintendent from January 2007 to April 2008, responsible for the Companies and Cash Management electronic channels; Company Products manager from May 2002 to December 2006; Company Products Analyst from January 2000 to April 2002; Intern from September 1999 to December 1999. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree from Electronic Engineering from Instituto Tecnológico de Aeronáutica (ITA) from 1995 to 1999; Lato sensu post-graduation degree in Business Administration from Fundação Getúlio Vargas – EAESP from 2000 to 2002; MBA majoring in Finance from Massachusetts Institute of Technology (MIT) from 2004 to 2006.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gilberto Frussa - 127.235.568-32

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Officer since June 2006.

Main activity of the company: Multiple-service bank, with investment portfolio.

197

Itaú Unibanco S.A.: Officer since April 2014.

From 1989 to 1993, Mr. Frussa acted as a lawyer and legal manager. Since 1993 he has acted as a Legal Manager and Legal Coordinator.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Partner of Carvalho Pinto, Monteiro de Barros, Frussa e Bohlsen – Advogados law firm.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since December 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since December 2015; General Legal Manager under the Director-General of Wholesale from December 2000 to November 2015, responsible for the Wholesale Legal Department, acting in the following legal business lines/areas: (i) Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations; (ii) Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private, and investors segments; (iii) Wealth Management Services: coordinating the performance of the service to asset management operations of the Itaú Group, of the Private Banking, and custody, management and own and third parties’ fund management activities; (iv) Mandatory funds and onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded; (v) Debt restructuring: coordinating the performance of the service to debt restructuring demands in corporate and middle-market segments, basically acting in restructuring of contracts – out of court; (vi) Cross border loans/F/X: coordinating the performance of services to demands for granting foreign and cross border loans; (vii) High volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.

Main activity of the company: Multiple-service bank, with investment portfolio.

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC) of São Paulo (SP) in 2000 and Master’s degree in Banking and Finance from the Boston University School of Law, Boston (MA) in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: Vice-President since April 2015; Executive Officer from March 2013 to April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Foreign Exchange General Manager from 1980 to 1990, and in March 2013 he became Managing Vice-President.

Main activity of the company: Multiple-service bank, with commercial portfolio.

198

Banco Itaú BBA S.A.: Member of the Board of Directors from November 2004 to April 2015, and Vice-Chairman from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors since May 2013.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2015.

Main activity of the company: Lease operations

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service bank, with investment portfolio.

Academic background: Bachelor’s degrees in Economics from School of Economics of USP in 1980; in Business Administration from Fundação Getúlio Vargas in 1980; Post-graduation degree from EAESP/FGV in 1982. École dês Hautes Études Commerciales – France in 1982.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel Committee, Appointments and Corporate Governance Committee, and Strategy Committee since April 2015.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

199

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital – Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Demosthenes Madureira de Pinho Neto - 847.078.877-91

Itaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (non-executive director); member of the Appointments and Corporate Governance Committee and the Capital and Risk Management Committee since July 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to January 2012.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-President from December 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Officer from August 2002 to July 2005.

Main activity of the company: Securities custody and portfolio management.

ANBID: Vice-President from 2000 to 2003.

Main activity of the company: Trade association.

Dresdner Asset Management: CEO from November 1999 to 2002.

Main activity of the company: Private banking.

Central Bank of Brazil: Director of Internal Affairs from 1997 to March 1999.

Main activity of the company: Federal government agency.

200

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Main activity of the company: General public administration.

Professor of Economics and Finance at FGV-SP, PUC-RJ, and INSPER / IBEMEC SP from 1991 to 2004.

Academic background: Bachelor’s and Master’s degrees in Economics from PUC-RJ, and PhD in Economics from University of California, Berkeley.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Nildemar Secches - 589.461.528-34

Itaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (independent director); member of the Strategy Committee since July 2012, and Chairman since April 2016; Chairman of the Related Parties Committee since April 2013; Member of the Personnel Committee since April 2013.

Main activity of the company: Holding company.

WEG S.A.: Vice-chairman of the Board of Directors from 1998 to 2011; Member of the Board of Directors since 2011.

Main activity of the company: Holding company.

Iochpe-Maxion: Vice-chairman of the Board of Directors since 2004.

Main activity of the company: Holding company.

Ultrapar S.A.: member of the Board of Directors since April 2002.

Main activity of the company distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: member of the Board of Directors since May 2008.

Main activity of the company: paper and pulp industry.

Brasil Foods - BRF S.A.: Chairman of the Board of Directors from April 2007 to April 2013.

Main activity of the company: Food industry.

Perdigão S.A.: CEO from January 1995 to October 2008.

Main activity of the company: Food industry

Iochpe-Maxion Group: Corporate Director-General from 1990 to 1994.

Main activity of the company: Industrial holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES - (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.

Main activity of the company: development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

Main activity of the company: Association.

201

Academic background: Bachelor’s degree in Mechanical Engineering from USP of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Alfredo Egydio Arruda Villela Filho - 066.530.838-88

Vice-Chairman of the Board of Directors since March 2003 (non-executive director); member of the Disclosure and Trading Committee from November 2008 to July 2015, of the Appointments and Corporate Governance Committee since August 2009, of the Compensation Committee since February 2011, of the Appointments and Compensation Committee from May 2006 to June 2009, and of the Accounting Policies Committee from July 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-chairman of the Board of Directors from August 2002 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa - Investimentos Itaú S.A.: member of the Board of Directors since August 1995, being Chairman since May 2015; Vice-Chairman from May 2011 to May 2015; Chief Executive Officer from September 2009 to May 2015; Chairman of the Ethics, Disclosure and Trading Committee from April 2005 to May 2015, Chairman of the Investment Policies Committee and member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Duratex S.A.: member of the Board of Directors since 1996; and Vice-Chairman since 2008; Member of the Personnel, Appointments and Corporate Governance Committee since November 2009. Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: member of the Board of Directors from April 2004 to April 2010, and Chairman from April to November 2009; Vice-Chairman from April 2004 to April 2009 and from November 2009 to April 2010. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: member of the Board of Directors since April 1997; Vice-Chairman since January 2010; Chairman from April 2009 to January 2010; Vice-Chairman from April 1997 to April 2009.

Main activity of the company: ownership interest in other companies in Brazil and abroad, and particularly in those that manufacture and sell banking and commercial automation and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

202

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016. Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007. Main activity of the company: Agriculture supporting activities.

203

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008. Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of the Capital and Risk Management Committee since August 2009; member of the Compensation Committee since February 2011, and member of the Related Parties Committee since April 2013. Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding company.

Academic Background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

204

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since August 2009 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and of the Personnel Committee since August 2009 and of the Compensation Committee since February 2011; Member of the Strategy Committee since April 2016, and Chairman since August 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008.

Main activity of the company: Multiple-service bank with commercial portfolio.

Unibanco Holdings S.A.: Vice -chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008; member of the Board of Directors from November 2008 to June 2015; Chief Executive Officer since 2015. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chief Executive Officer since June 2015; member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

Academic background: Bachelor’s degrees, magna cum laude in Economics and History from the University of California, Los Angeles, and he attended the International Relations program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

205

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee since April 2015; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: .: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

206

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Director-General since April 2015; Vice-President from August 2005 to April 2015; member of the Board of Directors since February 2009 (executive director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee since June 2008, and of the Strategy Committee since April. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice -Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer since August 2005; Vice-President from February 2003 to August 2005. Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003).

Main activity of the company: Multiple-service bank, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

207

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director) since March 2003, Chief Executive Officer since November 1995, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and of the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alkimar Ribeiro Moura - 031.077.288-53

208

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016; Member of the Audit Committee from May 2010 to July 2015. Main activity of the company: Holding company.

Escola de Administração de Empresas de São Paulo (Business Administration School) of the Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution.

BM&F Bovespa S.A.: Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010. Main activity of the company: Regulatory body.

Banco Nossa Caixa S.A.: Member of the Board of Directors from May 2006 to February 2007. Main activity of the company: Multiple-service bank.

Telemar Participações S.A.: Member of the Board of Directors from May 2001 to January 2003. Main activity of the company: Telecommunications.

Cia. Brasil de Seguros: Member of the Board of Directors from May 2001 to February 2003. Main activity of the company: Insurance.

Banco Bandeirantes S.A.: Member of the Board of Directors from May 1999 to December 2000. Main activity of the company: Multiple-service banking.

Banco do Brasil S.A.: Chairman of the Investment Banking from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988. Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993. Main activity of the company: Multiple-service banking.

Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963. Master of Arts from University of California, Berkeley, in 1966, PhD in Applied Economics from Stanford University, California in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Azevedo do Valle - 598.809.967-04

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since April 2016. Main activity of the company: Holding company.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

209

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities.

Abitam – Associação Bras. Ind. de Tubos de Aços Metálicos: Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: Executive Officer from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Academic background: Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electric Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000, and postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo - IBP in 2010.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Roberto de Albuquerque Sá - 212.107.217-91

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016; Alternate member of the Fiscal Council from April 2015 to April 2016.

Main activity of the company: Holding company.

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Accounting and tax audit and consulting services.

Marfrig S.A.: Alternate member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Consulting on business management, except specific technical consultancy.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

210

Main activity of the company: Steel and iron industry.

Academic background: Bachelor’s degree in Economics from Candido Mendes, in 1973. Bachelor’s degree in Accounting from Moraes Júnior, in 1981, post-graduation degree in Finance from PUC/RJ, in 1995.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Costa - 476.511.728-68

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since July 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company.

FEBRABAN Brazilian Federation of Bank Associations, FENABAN Brazilian Federation of Banks, IBCB Brazilian Institute of Banking Science and State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Caruso Cruz Henriques - 372.202.688-15

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since August 2011, and he became an effective member on May 3, 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company.

Banco Itauleasing S.A.: member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

211

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Corhen Serviços Ltda.: Executive President since 2003.

Main activity of the company: Combined office and administrative support services.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo (SP) in 1971; post-graduation degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

212

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer

Antonio Francisco de Lima Neto	Audit Committee	Committee member(effective)	Economist	04/28/2016	Annual	100.00%
231.877.943-00			06/13/1965	06/09/2016	1
Not applicable.
Diego Fresco Gutierrez	Audit Committee	Committee member(effective)	Accountant	04/28/2016	Annual	97.14%
214.970.328-90			01/24/1970	06/09/2016	3
Not applicable.
Geraldo Travaglia Filho	Audit Committee	Chairman of the Committee	Administrator	04/28/2016	Annual	97.14%
573.620.338-34			05/26/1951	06/09/2016	4
Not applicable.
Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member(effective)	Economist	06/03/2016	Annual	0.00%
101.942.071-53			12/19/1952	06/03/2016	0

Member of the Board of Directors
Member of the Related Parties
Committee
Member of the Capital and Risk
Management Committee
Maria Helena dos Santos Fernandes de	Audit Committee	Committee member(effective)	Economist	04/28/2016	Annual	91.43%
Santana
036.221.618-50			06/23/1959	06/09/2016	2
Not applicable.

213

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer

Sergio Darcy da Silva Alves	Audit Committee	Committee member(effective)	Economist	04/28/2016	Annual	20.00%
050.933.687-68			05/05/1945	06/09/2016	3
Not applicable.
Alfredo Egydio Arruda Villela Filho	Compensation Committee	Committee member(effective)	Engineer	04/28/2016	Annual	100.00%
066.530.838-88			11/18/1969	06/09/2016	6

Member of the Appointments and Corporate Governance Committee
Vice-chairman of the Board of Directors
Israel Vainboim	Compensation Committee	Committee member(effective)	Engineer	04/28/2016	Annual	100.00%
090.997.197-87			06/01/1944	04/28/2016	1
Not applicable.
Pedro Luiz Bodin de Moraes	Compensation Committee	Committee member(effective)	Economist	04/28/2016	Annual	100.00%
548.346.867-87			07/13/1956	04/28/2016	6
Chairman of the Capital and Risk Management Committee

Member of the Board of Directors

Member of the Related Parties Committee

214

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer

Pedro Moreira Salles	Compensation Committee	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%
551.222.567-72			10/20/1959	04/28/2016	6
Member of the Strategy Committee

Chairman of the Appointments and Corporate Governance Committee
Chairman of the Board of Directors

Chairman of the Personnel Committee
Alexsandro Broedel Lopes	Other committees	Committee member(effective)	Accountant	04/28/2016	Annual	100.00%
031.212.717-09	Disclosure and Trading		10/05/1974	04/28/2016	3
Executive Officer	Committee
Alfredo Egydio Arruda Villela Filho	Other committees	Committee member(effective)	Engineer	04/28/2016	Annual	100.00%
	066.530.838-88		11/18/1969	04/28/2016	7
	Appointments and Corporate Governance Committee

Member of the Compensation Committee

Vice-chairman of the Board of Directors

215

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer

Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	04/28/2016	Annual	100.00%
014.414.218-07			09/01/1958	04/28/2016	7
	Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee

Member of the Personnel Committee
Member of the Capital and Risk Management Committee
Member of the Board of Directors
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	04/28/2016	Annual	25.00%
014.414.218-07	Disclosure and Trading Committee		09/01/1958	04/28/2016	8
Member of the Appointments and Corporate Governance Committee
Member of the Personnel Committee
Member of the Capital and Risk Management Committee
Member of the Board of Directors

Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	04/28/2016	Annual	66.67%
014.414.218-07	Personnel Committee		09/01/1958	04/28/2016	1

Member of the Capital and Risk Management Committee
Member of the Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee
Member of the Board of Directors

216

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer

Alfredo Egydio Setubal	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
014.414.218-07	Capital and Risk Management		09/01/1958	04/28/2016	1
	Committee
Member of the Personnel Committee
Member of the Appointments and
Corporate Governance Committee
Member of the Disclosure and Trading
Committee
Member of the Board of Directors
Álvaro Felipe Rizzi Rodrigues	Other Committees	Member of the Committee (Effective)	Lawyer	04/28/2016	Annual	100.00%
166.644.028-07	Disclosure and		03/28/1977	04/28/2016	2
	Trading Committee
Officer
Caio Ibrahim David	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	75.00%
101.398.578-85	Disclosure and		01/10/1968	04/28/2016	6
	Trading Committee
Not Applicable
Candido Botelho Bracher	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
039.690.188-38	Capital and Risk Management		05/12/1958	04/28/2016	7
	Committee
Member of the Strategy Committee
Member of the Board of Directors

Director General
Candido Botelho Bracher	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
039.690.188-38	Strategy Committee		05/12/1958	04/28/2016	1

Member of the Capital and Risk Management Committee

Member of the Board of Directors

Director General

217

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer

Carlos Henrique Donegá Aidar	Other Committees	Member of the Committee (Effective)	Economist	04/28/2016	Annual	75.00%
076.630.558-96	Disclosure and		10/19/1965	04/28/2016	2
	Trading Committee
Not Applicable
Demosthenes Madureira de Pinho Neto	Other Committees	Member of the Committee (Effective)	Entrepreneur	04/28/2016	Annual	100.00%
847.078.877-91	Capital and Risk Management		01/28/1960	04/28/2016	4
	Committee
Member of the Board of Directors

Member of the Appointments and
Corporate Governance Committee
Demosthenes Madureira de Pinho Neto	Other Committees	Member of the Committee (Effective)	Entrepreneur	04/28/2016	Annual	100.00%
847.078.877-91	Appointments and Corporate		01/28/1960	04/28/2016	4
	Governance Committee
Member of the Board of Directors

Member of the Capital and Risk Management Committee
Eduardo Mazzilli de Vassimon	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
033.540.748-09	Disclosure and Trading		10/07/1958	04/28/2016	1
	Committee
Managing Vice-President
Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Personnel Committee		10/03/1954	04/28/2016	1
Member of the Appointments and Corporate Governance Committee
Member of the Strategy Committee
Member of the Board of Directors

218

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer

Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Appointments and		10/03/1954	04/28/2016	1
	Corporate Governance
Member of the Personnel Committee	Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Strategy Committee		10/03/1954	04/28/2016	1
Member of the Personnel Committee
Member of the Appointments and
Corporate Governance Committee
Member of the Board of Directors
Fernando Marsella Chacon Ruiz	Other Committees	Member of the Committee (Effective)	Mathematician	04/28/2016	Annual	50.00%
030.086.348-93	Disclosure and		08/29/1965	04/28/2016	7
	Trading Committee
Not Applicable
Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee (Effective)	Economist	04/28/2016	Annual	100.00%
101.942.071-53	Capital and Risk Management		12/19/1952	04/28/2016	7
	Committee
Member of the Board of Directors

Member of Compensation Committee

Member of the Related Parties Committee
Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee (Effective)	Economist	04/28/2016	Annual	100.00%

219

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer

101.942.071-53	Related Parties Committee		12/19/1952	04/28/2016	3
Member of the Board of Directors

Member of the Compensation Comittee
Member of the Capital and Risk Management Committee
Leila Cristiane Barboza Braga de Melo	Other Committees	Member of the Committee (Effective)	Lawyer	04/28/2016	Annual	50.00%
153.451.838-05	Disclosure and Trading		10/04/1971	04/28/2016	4
	Committee
Executive Officer
José Galló	Other Committees	Member of the Committee (Effective)	Administrator	06/03/2016	Annua	0.00%
032.767.670-15	Personnel Committee		09/11/1951	06/09/2016	0

Member of Board of Directors
Marcelo Kopel	Other Committees	Chairman of the Committee	Administrator	04/28/2016	Annual	100.00%
059.369.658-13	Disclosure and		11/05/1964	04/28/2016	2
	Trading Committee
Officer

Investor Relations Officer
Nildemar Secches	Other Committees	Chairman of the Committee	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Strategy Committee		11/24/1948	04/28/2016	4
Member of the Board of Directors

Chairman of the Related Parties Committee

Member of the Personnel Committee

220

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer

Nildemar Secches	Other Committees	Chairman of the Committee	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Related Parties Committee		11/24/1948	04/28/2016	3
Member of the Board of Directors
Chairman of the Strategy Committee
Member of the Personnel Committee
Nildemar Secches	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Personnel Committee		11/24/1948	04/28/2016	3
Member of the Board of Directors
Chairman of the Related Parties Committee
Chairman of the Strategy Committee
Pedro Luiz Bodin de Moraes	Other Committees	Chairman of the Committee	Economist	04/28/2016	Annual	100.00%

548.346.867-87 Capital and Risk Management	Committee		07/13/1956	04/28/2016	7
Member of the Compensation Committee

Member of the Board of Directors

Member of the Related Parties Committee

221

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer

Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee	Economist	04/28/2016	Annual	100.00%
		(Effective)
548.346.867-87	Related Parties Committee		07/13/1956	04/28/2016	3
Member of the Compensation Committee
Chairman of the Capital and Risk Management Committee

Member of the Board of Directors
Pedro Moreira Salles	Other Committees	Member of the Committee (Effective)	Banker	04/28/2016	Annual	100.00%
551.222.567-72	Strategy Committee		10/20/1959	04/28/2016	7

Chairman of the Compensation Committee

Chairman of the Appointments and Corporate Governance Committee

Chairman of the Board of Directors

Chairman of the Personnel Committee

222

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer

Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%
551.222.567-72	Appointments and Corporate Governance Committee		10/20/1959	04/28/2016	7
Chairman of the Compensation Committee

Chairman of the Board of Directors

Member of the Strategy Committee

Chairman of the Personnel Committee
Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%
551.222.567-72	Personnel Committee		10/20/1959	04/28/2016	7
Chairman of the Compensation Committee

Chairman of the Appointments and Corporate Governance Committee
Chairman of the Board of Directors

Member of the Strategy Committee
Ricardo Villela Marino	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
252.398.288-90	Strategy Committee		01/28/1974	04/28/2016	6
Member of the Board of Directors
Roberto Egydio Setubal	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
007.738.228-52	Strategy Committee		10/13/1954	04/28/2016	7
Member of the Capital and Risk Management Committee

Member of the Personnel Committee

223

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer

Vice-Chairman of the Board of Directors

Chief Executive Officer
Roberto Egydio Setubal	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	85.71%
007.738.228-52	Capital and Risk Management		10/13/1954	04/28/2016	7
	Committee
Member of the Strategy Committee

Member of the Personnel Committee

Vice-Chairman of the Board of Directors

Chief Executive Officer
Roberto Egydio Setubal	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
007.738.228-52	Personnel Committee		10/13/1954	04/28/2016	7
Member of the Strategy Committee

Member of the Capital and Risk Management Committee

Vice-Chairman of the Board of Directors

Chief Executive Officer

224

Professional experience / Statement of any conviction / Independence criteria

Antonio Francisco de Lima Neto - 231.877.943-00

Itaú Unibanco Holding S.A.: member of the Audit Committee since July 2015. Main activity of the company: Holding company. Banco Fibra S.A.: Chief Executive Officer from 2009 to October 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice-President of Retail and Distribution from July 2005 to December 2006; Vice-President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of the Tocantins from May 1999 to 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple bank with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: member of the Board of Directors from 2007 to 2009;

FEBRABAN – Federação Brasileira de Bancos: member of the Board of Directors from 2006 to 2009;

BB Securities Limited: member of the Board of Directors from 2004 to 2005;

Brasilsaúde Companhia de Seguros: member of the Board of Directors from 2003 to 2005;

Companhia de Seguros Aliança do Brasil: member of the Board of Directors from 2001 to 2009;

BB Previdência – Fundo de Pensão Banco do Brasil: member of the Board of Directors from 2000 to 2007.

Academic Background: Master’s Degree in Economics – ongoing - from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for Directors (2014); Post Graduation (Lato Sensu) course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Graduated in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Diego Fresco Gutierrez - 214.970.328-90

Itaú Unibanco Holding S.A.: member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company.

Independent consultant for complex financial reporting matters, particularly for companies with shares registered both in Brazil and in the United States, since June 2013.

PricewaterhouseCoopers – São Paulo/SP: Partner Capital Markets Accounting Advisory Services from 2000 to June 2013. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: Assurance Senior Manager from 1998 to 2000. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – National Technical Office, Stanford, United States: Senior Manager, tour at PwC technical office in the United States from 1997 to 1998. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: from trainee to Senior Manager from 1990 to 1997. Main activity of the company: Accounting and tax consulting and audit.

Academic Background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay, 1994; Certified Public Accountant - “CPA” in the United States for the State of Virginia since 2002 and graduated in the Course for Members of Boards of Directors in 2013 from the Brazilian Institute of Corporate Governance.

225

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo Travaglia Filho - 573.620.338-34,

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012; Member of the Audit Committee since March 2013, and Chairman of this Committee since June 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010. Main activity of the company: Multiple bank, with investment portfolio.

Redecard S.A.: Chief Financial Officer from May 2009 to April 2010. Main activity of the company: provider of means of payment services.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman from September 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Business Administration from Universidade de São Paulo in 1979, with specialization in Banking Management from the Wharton School of the University of Pennsylvania in 1992.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Itaú Unibanco Holding S.A.: member of the Audit Committee since June 2014. Main activity of the company: Holding company.

Companhia Brasileira de Distribuição S.A.: member of the Board of Directors and Chairman of the Corporate Governance Committee since 2013. Main activity of the company: Retail business.

CPFL Energia S.A.: member of the Board of Directors between 2013 and 2015. Main activity of the company: Generation of renewable energy.

Totvs S.A.: member of the Board of Directors and Coordinator of the Audit Committee since 2013. Main activity of the company: Communication and Technology.

IFRS Foundation: member of the Board of Trustees since January 2014. Main activity: Non-profit foundation.

Brazilian Securities Commission (CVM): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007. Main activity of the company: General public administration.

São Paulo Stock Exchange – BOVESPA: From 1994 to 2006, where she initially worked in the Special Projects area ; between 2000 and 2006 she was the Executive Superintendent of Relations with Companies.

226

Instituto Brasileiro de Governança CorporativaI - IBGC : (Brazilian Institute of Corporate Governance: Vice-Chairman from 2004 to 2006 and Member of the Board of Directors since 2001. Main activity of the company: Social rights protection association.

International Association of Securities Commission - IOSCO – Chairman of the Executive Committee from 2010 to 2012 and Latin-American Roundtable on Corporate Governance (OECD / WB Group) as Member since 2000.

Academic Background: Economist graduated in 1990 from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Sergio Darcy da Silva Alves - 050.933.687-68

Itaú Unibanco Holding S.A.: member of the Audit Committee since April 2014. Main activity of the company: Holding company.

Banco Santander S.A.: member of the Audit Committee from October 2006 to March 2013. Main activity of the company: Multiple bank with commercial portfolio.

Commodities and Futures Exchange – BM&F: Member of the Standards Committee as Coordinator, and Member of the Audit Committee since January 2007. Main activity of the company: commodities and futrues exchange.

Central Bank of Brazil: Officer Responsible for Standard Matters and Organization of the Financial System from September 1997 to April 2006; Head of the Standards Department of the Financial System from April 1991 to August 1997; Deputy Head of the Standards Department of the Financial System from March 1985 to March 1991; Coordinator of the Capital Markets Department until 1985.

Academic Background: Bachelor’s degree in Economics from the School of Economics and Business Administration of Universidade Federal do Rio de Janeiro (1965 to 1968) and Bachelor’s degree in Accounting – Association of Unified Education of Brasília – AEUDF – (1975 to 1978).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

227

Alfredo Egydio Arruda Villela Filho - 066.530.838-88

Itaú Unibanco Holding S.A.:

Vice-Chairman of the Board of Directors since March 2003 (non-executive director); member of the Disclosure and Trading Committee from November 2008 to July 2015, and of the Appointments and Corporate Governance Committee since August 2009, of the Compensation Committee since February 2011, of Appointments and Compensation from May 2006 to June 2009, and Accounting Policies from July 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-Chairman of the Board of Directors from August 2002 to March 2003. Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa - Investimentos Itaú S.A.: member of the Board of Directors since August 1995, being Chairman since May 2015; Vice-Chairman from May 2011 to May 2015; Chief Executive Officer from September 2009 to May 2015; Chairman of the Ethics, Disclosure and Trading Committee from April 2005 to May 2015, Chairman of the Investment Policies Committee and Member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Duratex S.A.: Member of the Board of Directors since 1996 and Vice-Chairman since 2008; Member of the Personnel, Appointments and Corporate Governance Committee since November 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: member of the Board of Directors from April 2004 to April 2010, and Chairman from April to November 2009; Vice-Chairman from April 2004 to April 2009 and from November 2009 to April 2010.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: member of the Board of Directors since April 1997; Vice-Chairman since January 2010; Chairman from April 2009 to January 2010; Vice-Chairman from April 1997 to April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, and particularly in those engaged in banking and commercial automation equipment and provision of services.

Academic Background: Bachelor’s degree in Mechanical Engineering from Mauá Engineering School of the Instituto Mauá de Tecnologia in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Israel Vainboim - 090.997.197-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors from November 2008 to April 2015; Member of the Strategy and Disclosure Committee and Compensation and Corporate Governance Committee from June 2009 to April 2015; Non-management member of the Compensation Committee since April 2015. Main activity of the company: Holding company.

Unibanco - União de Bancos Brasileiros S.A.: Head of Backoffice of the Unibanco Group, from 1973 to 1977; Vice-President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1988 to 2009. Main activity of the company: Holding company.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal Rio de Janeiro (UFRJ); MBA from the University of Stanford.

228

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of Capital and Risk Management Committee since August 2009; member of Compensation Committee since February 2011 e member of Related Parties Committee since April 2013. Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding company.

Academic Background: Bachelor’s and Master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT)

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since August 2009 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and Personnel Committee since August 2009 and Compensation Committee since February 2011; Member of the Strategy Committee since April 2016, and President since August 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008. Main activity of the company: Multiple bank with commercial portfolio.

229

Unibanco Holding S.A.: Vice-Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008; member of the Board of Directors from November 2008 to June 2015; Chief Executive Officer since 2015. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chief Executive Officer since June 2015; member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

Academic Background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate . Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

230

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master’s and PhD programs. Main activity: Educational institution.

Brazilian Securities Commission (CVM): Officer from 2010 to 2012. Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member.

FEA-USP: Full professor.

EAESP-FGV: Professor from 2001 to 2002.

Manchester Business School: Professor in 2005.

London School of Economics: Visiting professor.

Mr. Broedel has published a number of technical books and articles in Brazil and abroad.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee since April 2015; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

231

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Managing Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Corporate Legal Matters, Corporate Paralegal Matters, Antitrust Legal Matters and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and evaluation of the main legal matters regarding these units).

Main activity of the company: Multiple bank with commercial portfolio.

Tozzini Freire Lawyers: He acted in the areas of corporate law and contract law from August 1998 to February 2005. Main activity of the company: Legal services.

Academic Background:

Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

232

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Executive Officer from June 2010 to April 2015; member of Disclosure and Trading Committee since July 2010. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from August 2010 to July 2013; responsible for the Finance Area. He joined the group in 1987 as a trainee, working in the controllership, and market and liquidity risk control areas

Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Managing Vice-President from October 2010 to April 2013. Main activity of the Company:Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010. Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer since May 2013. Main activity of the company: Holding company.

Redecard S.A.: Vice-Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Provider of means of payment services.

Academic Background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), with post graduation in Economics and Finance (1992 to 1993) from Universidade de São Paulo and Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997) and MBA from the New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Director-General since April 2015; Vice-President from August 2005 to April 2015; member of the Board of Directors since February 2009 (Executive Director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee since June 2008, and Strategy since April. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer since August 2005; Managing Vice-President from February 2003 to August 2005. Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003).

Main activity of the company: Multiple-service bank, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

233

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2008. In December 1986, he joined the staff of this financial institution, and over his career, his main assignments were: preparation of the consolidated budget of distribution channels and products; estimates of the main financial variables, such as volumes of loans, spreads, fees and costs; studies of economic feasibility related to new business; management of the controllership’s main support system by validating data, accounting consistency, financial calculation modeling and production of monthly databases to determine results; monitoring of treasury results, development of result analyses, asset and liquidity management instruments. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Economic Sciences from Faculdade de Ciências Econômicas de São Paulo of Fundação Escola de Comércio Álvares Penteado, in 1986. Post graduation in Finance from Universidade de São Paulo in 1994.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Demosthenes Madureira de Pinho Neto – 847.078.877-91

Itaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (non-executive director); member of the Appointments and Corporate Governance and Capital and Risk Management committees since July 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to January 2012.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-President from December 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Officer from August 2002 to July 2005.

Main activity of the company: Securities custody and portfolio management.

ANBID: Vice-President from 2000 to 2003.

Main activity of the company: Trade association.

Dresdner Asset Management: CEO from November 1999 to 2002.

234

Main activity of the company: Private banking.

Central Bank of Brazil: Director of Internal Affairs from 1997 to March 1999.

Main activity of the company: Federal government agency.

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Main activity of the company: General public administration.

Professor of Economics and Finance at FGV-SP, PUC-RJ, and INSPER / IBEMEC SP from 1991 to 2004.

Academic background: Bachelor’s and Master’s degrees in Economics from PUC-RJ, and PhD in Economics from University of California, Berkeley.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: Managing Vice-President since Abril 2015; Executive Officer from March 2013 to April 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Foreign Exchange General Manager from 1980 to 1990; he became Executive Vice-President in March 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors from November 2004 to April 2015 and Managing Vice-President from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple bank, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors since May 2013.

Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013.

Main activity of the company: Holding of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2015.

Main activity of the company: Lease operations.

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991 and International Area Officer from 1992 to 2003. Main activity of the company: Multiple bank, with investment portfolio.

Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo (USP) in 1980 and in Business Administration from Fundação Getúlio Vargas (FGV) in 1980; postgraduate degree from the São Paulo Business Administration School of Fundação Getúlio Vargas (EAESP/FGV) in 1982 and from École dês Hautes Études Commerciales, in France, in 1982

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

235

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel, Appointments and Corporate Governance, and Strategy committees since April 2015.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Real S.A.: CEO from 1998 to 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital – Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Fernando Marsella Chacon Ruiz - 030.086.348-93

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company.

236

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986. Extension course in Technology (Specialization) and Financial Administration in 1986.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Galló – 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016. Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007. Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008. Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

237

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015. Main activity of the company: Multiple-service bank, with commercial portfolio.

238

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting in Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and CEO since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015. Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010. Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING no Brasil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002. Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acting as Finance Officer, concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

239

Nildemar Secches - 589.461.528-34

IItaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (independent director); member of the Strategy Committee since July 2012, and Chairman since April 2016; Chairman of the Related Parties Committee since April 2013; Member of the Personnel Committee since April 2013.

Main activity of the company: Holding company.

WEG S.A.: Vice-chairman of the Board of Directors from 1998 to 2011; Member of the Board of Directors since 2011.

Main activity of the company: Holding company.

Iochpe-Maxion: Vice-chairman of the Board of Directors since 2004.

Main activity of the company: Holding company.

Ultrapar S.A.: member of the Board of Directors since April 2002.

Main activity of the company distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: member of the Board of Directors since May 2008.

Main activity of the company: paper and pulp industry.

Brasil Foods - BRF S.A.: Chairman of the Board of Directors from April 2007 to April 2013.

Main activity of the company: Food industry.

Perdigão S.A.: CEO from January 1995 to October 2008.

Main activity of the company: Food industry

Iochpe-Maxion Group: Corporate Director-General from 1990 to 1994.

Main activity of the company: Industrial holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES - (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.

Main activity of the company: development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

Main activity of the company: Association.

Academic background: Bachelor’s degree in Mechanical Engineering from USP of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

240

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director) since March 2003, Chief Executive Officer since November 1995, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service bank, with commercial portfolio.

241

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

242

Politically Exposed Persons

Regarding the members of the Board of Directors, Executive Board, Fiscal Council and Committees, we classify as politically exposed persons Alexsandro Broedel Lopes and Maria Helena dos Santos Fernandes de Santana.

Alexsandro Broedel Lopes was an Officer at the Brazilian Securities and Exchange Commission (CVM) between January 4, 2010 and January 2, 2012.

Maria Helena dos Santos Fernandes de Santana held the position of President of the Brazilian Securities and Exchange Commission (CVM) between July 20, 2007 and July 14, 2012.

12.9 - The existence of marital relationship, stable union or kinship extended to relatives up to second degree related to Issuer’s management members, parent companies and subsidiaries

We present this information in item 12.13.

12.10 – Subordination, services provision or control relationships between management members and subsidiaries, parent companies and others

We present this information in item 12.13.

12.11. Describe the provision in any agreements, including insurance policies, that provide for the payment or reimbursement of expenses incurred by management members arising from indemnity for damages caused to third parties or to the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their functions

The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O), aimed at indemnifying the management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuit, administrative proceeding our arbitration proceedings, or due to disregarding of legal identity related to the activities of the issuer or its subsidiaries, as result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the noncompliance of laws and rules. Risks excluded from insurance are claims arising from wilful misconduct, or gross negligence equivalent to wilful misconduct practiced by a management member or any third party to the benefit of that member. The current policy establishes a maximum indemnity limit of one hundred and fifty million dollars (US$150,000,000.00), subject to specific sublimits and deductibles for each item covered. The D&O insurance premiums paid on January 7, 2016 and maturing on November 2016 amounted to nine million, five hundred and forty-one thousand, five hundred and seventy two reais and four cents (R$ 9,541,572.04), including the Financial Operations Tax (IOF).

12.12. Inform whether the issuer follows any code of good corporate governance practices, indicating, if so, the code adopted and the corporate governance differentiated practices adopted due to it.

On August 15, 2011, the Issuer voluntarily adhered to the Abrasca Code of Self-Regulation and Good Practices for Listed Companies (“Abrasca Code”) and practices the rules and principles established in the Code, except for the rules described in the items below (in accordance with item 1.4 of the Abrasca Code):

a)	regarding item 2.3.1, which establishes that the Board of Directors should be composed of at least 5 and at most 11 members, the Issuer clarifies that, in this case, a Board of Directors composed of 12 members is totally justifiable due to the variety, complexity and volume of its financial activities carried out in Brazil and abroad; and

243

b)	regarding item 2.3.5, which establishes that it is advisable that members do not take part in more than five boards of directors, the Issuer clarifies that, in accordance with the Issuer’s Internal Regulations of the Board of Directors, the members may only take part in at most four (4) boards of directors of companies that do not belong to the same economic conglomerate. However, this limit may be exceeded by approval of the Appointments and Corporate Governance Committee.

12.13 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEMS 12.5/6 AND 12.7/8

A - TOTAL OF MEETINGS HELD BY BODY:

Body	Number
Board of Directors	11
Fiscal Council	3
Audit Committee	35
Disclosure and Trading Committee	4
Strategy Committee	2
Capital and Risk Management Committee	7
Appointments and Corporate Governance	2
Committee
Related Parties Committee	2
Personnel Committee	3
Compensation Committee	4

B – CONSECUTIVE TERMS OF OFFICE:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, Other Committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than 1 year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For the Directors Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council was considered; 3) considering the instruction not to identify twice the management member in case of accumulation of positions, we inform that the number of consecutive terms of office for Management Members Roberto Egydio Setubal and Candido Botelho Bracher at the issuer’s Executive Board is 8 terms of office for both of them.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office.

C – MEETING ATTENDANCE PERCENTAGE:

For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council, Audit Committee and Other Committees, the meetings held since the investiture date of the members until March 1, 2016 were considered, i.e., the numbers included in the table above; b) there is no calculation of the meeting attendance percentage for the members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled; c) for the Effective Member of the Audit Committee Sergio Darcy da Silva Alves, the absence is a result of the temporary leave of absence for health reasons.

For calculation of the meeting attendance percentage of the members of the Disclosure and Trading Committed, the meetings held in the period from April 22, 2015 to January 19, 2016.

244

D – INDEPENDENCE CRITERION FOR MEMBERS OF THE AUDIT COMMITTEE:

All members of the Audit Committee were considered independent, in compliance with the applicable regulation and pursuant to the conditions set forth in the Audit Committee Regulation, and they cannot be, or have been, in the last twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) head technician, officer, manager, supervisor or any other member holding a management position in the team involved in the external audit work of Itaú Unibanco or its affiliates; (iv) member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) parent company of Itaú Unibanco or its affiliates ; or (vi) individual holding a direct or indirect ownership interest exceeding ten per cent of voting capital of Itaú Unibanco or its affiliates.

E – ADDITIONAL INFORMATION

1- We inform the end of the term office of the member of the fiscal council Iran Siqueira Lima, due to his death. Pursuant to article 2, paragraph 2, of the Fiscal Council, in case of absence, impediment, resignation or death, the member will be replaced by the respective alternate.

2- Mr. Ricardo Baldin will not take the office as a member of the Audit Committee to which he was appointed by the resolution of the meeting of the Board of Directors held on April 28, 2016 because he had accepted an invitation to take part of the Executive Board of the National Bank for Economic and Social Development (BNDES).

245

12.13 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree:

a) Issuer’s management members;

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries;

c) (i) Issuer’s management members or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies;

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

a) Issuer’s management member: Alfredo Egydio Setubal (member of the Board of Directors) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer).

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

Not Applicable.

c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

•	Pedro Moreira Salles (Chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the issuer’s controlling group;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of Board of Directors), together with his brothers and sister José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the issuer’s controlling group

•	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his sister Ana Lúcia de Mattos Barretto Villela, are in the issuer’s controlling group and

•	Ricardo Villela Marino (member of Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, are in the issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies:

•	Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

246

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of Board of Directors) together with his brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A.;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of Board of Directors) together with his brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

•	Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer), together with his brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa;

•	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors) is in the management of parent companies Itaúsa – Investimentos Itaú S.A., Companhia Esa and IUPAR – Itaú Unibanco Participações S.A.;

12.13 – OTHER RELEVANT INFORMATION - ADDITIONAL INFORMATION OF ITEM 12.10

12.10. Inform on subordination, services provision or control relationships maintained for the last three years between the Issuer’s management members:

a) Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital;

b) Issuer’s direct or indirect parent group;

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people.

a) Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital:

The Management member Ricardo Villela Marino holds a management position in subsidiaries. In addition, the management member Cândido Botelho Bracher is part in a shareholders’ agreement related to the shares of Banco Itaú BBA S.A. (On December 2, 2015, the rescission of said shareholders’ agreement was formalized and its effectiveness is conditioned to the approval by the Central Bank, of the resolution of redemption of shares adopted by the shareholders of Banco Itaú BBA S.A. in an Extraordinary Shareholders’ Meeting held on December 2, 2015).

b) Issuer’s direct or indirect parent group:

The management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not Applicable.

247

12.13. OTHER RELEVANT INFORMATION OF ITEM 12.13

a)	Regarding the meetings held in the three (3) past years, we inform:

Type of
Year	Meeting	Date/Time	Quorum
2015	Annual	04.29.2015 – 3:00 p.m.	more than 90% of common shares and more than 20% of preferred shares
	Extraordinary	04.29.2015 – 3:05 p.m.	more than 90% of common shares and more than 4% of preferred shares
	Extraordinary	04.29.2015 – 3:10 p.m.	more than 90% of common shares and more than 4% of preferred shares
2014	Extraordinary	04.23.2014 – 3:00 p.m.	more than 90% of common shares and more than 5% of preferred shares
	Extraordinary	04.23.2014 – 3:05 p.m.	more than 90% of common shares and more than 5% of preferred shares
	Annual	04.23.2014 – 3:10 p.m.	more than 90% of common shares and more than 20% of preferred shares
	Extraordinary	04.23.2014 – 3:15 p.m.	more than 90% of common shares and more than 5% of preferred shares
2013	Extraordinary	04.19.2013 – 3:00 p.m.	more than 90% of common shares and more than 3% of preferred shares
	Annual	04.19.2013 – 3:20 p.m.	more than 90% of common shares and more than 18% of preferred shares
	Extraordinary	04.19.2013 – 3:40 p.m.	more than 90% of common shares and more than 3% of preferred shares

b)	Training in 2015

Executive Board:

Training	Audience	Frequency	Adhesion	Proposal for 2016
Risk Culture	Up to Members of the Board of Directors	Specific dates	100%	Continues in 2016

Reporting	Officers	Annual	77%	Continues in 2016

Executive Seminars	Superintendents and Officers	Annual	68%	New cycle in 2016

Audit Committee:

The Audit Committee has autonomy to establish and contract training activities. The Audit Committee does not have a pre-established training program, contracting training when a specific need is identified for the body or its members. Additionally, the Committee makes benchmark, for the topics under its responsibility and that it considers significant, including abroad, with other organizations or with the best practices identified by consultants.

In 2015, a training on regulatory, financial and tax environment abroad was conducted, as well as another one on risk culture, with benchmark for operating aspects of the Audit Committee and activities of the Internal Audit with financial entities and consulting companies in the United States of America. Also in 2015, the Audit Committee developed a program to introduce the Committee to new members.

248

c)	Relationship among the Audit Committee, the Executive Board, and the Chairman of the Board of Directors

Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is permanently revised by the Audit Committee, which may change its meeting planning at any time.

Over 2015, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk. Also in 2015, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market Risk, Legal, Proprietary Business, Ombudsman's Office and with the Ombudsman, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the North hemisphere (United States of America and Caribbean, Europe, Asia and Middle East), as well Banco Itaú Chile’s integration project into CorpBanca.

At least quarterly, the Audit Committee holds a joint meeting with the Chief Executive Officer of Itaú Unibanco Holding S.A. and with the Chairman of the Board of Itaú Unibanco Holding S.A., in which the Audit Committee presents its findings and recommendations and monitors the progress of the recommendations previously submitted.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committed is linked to the Board of Directors of Itaú Unibanco Holding S.A. The Chairman of the Audit Committee presents, at least twice a year, to the Board of Directors, the outcome of work performed in the six-month period by the Audit Committee, as well as its recommendations, including about the financial statements, evaluation of the external auditor, internal auditor and internal controls, compliance and operating risk area. As from 2015, the Audit Committee reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that need to be analyzed by the Board of Directors. In 2015, the chairman of the Audit Committee presented matters in five meetings of the Board of Directors.

The Audit Committee meets annually with the members of the Fiscal Council of Itaú Unibanco Holding S.A., when the notes of the Audit Committee about the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year are presented thereto.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council takes part in all meetings of the Board of Directors in which the financial statements of the Issuer are examined (therefore, 4 times a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, 4 times a year) . In addition, in 2015, the Fiscal Council met two more times with the Executive Board to discuss specific matters.

249

d)	In 2015, as part of the Integrity and Ethics Program of Itaú Unibanco, we developed the following training courses:

Training	Audience	Frequency	Adherence	Proposal for 2016
Ethics e-learning course	Up to managers	Since the launch of the current version of the Code of Ethics	72%	Implementation of the new e-learning course
Prevention of corruption e-learning course	Up to officers	Biannual	84% Central Adm. 61% Brach Network 88% IBBA	Continues in 2016
Prevention of corruption face-to- face training	Up to superintendents of the areas more sensitive to corruption risk	Biannual	81%	Continues in 2016 (refresher course for the trained areas and call of new areas)
Ethics workshop	Managers and coordinators	Specific dates	100%	Continues in 2016 for new managers and coordinators
Executive seminars	Superintendents and officers	Annual	68%	New cycle in 2016
Adherence to the Code of Ethics (#) preceded by a quiz to evaluate the knowledge about the Code of Ethics.	Up to officers	Annual	92%	Replaced by an unified term that comprises ethics and other topics related to corporate integrity

e)	In 2015, the Ombudsman received 921 reports related to interpersonal conflicts and conflicts of interest in the work environment involving the organization’s employees.

For all situations addressed, when misaligned behaviors were identified, guidance and disciplinary measures were applied based on Itaú Unibanco’s polices that are available to all employees.

f)	Supporting Documentation for the Meetings of the Board of Directors:

The member of the Board receive, whenever possible, at least five (5) days before the meeting, the supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for productive cooperation in the debates.

g)	Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.

250

ITEM 13 REMUNERATION OF DIRECTORS

13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, statutory committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a)	The objectives of the compensation policy or practice: Compensation Policy

The objective of the Issuer’s compensation policy is to attract, compensate, retain and stimulate management in the conduction of business, in a sustainable manner, within the risk limits and always in line with the stockholders’ interests.

At the time when the Issuer’s compensation policy was established, it took into account the market practices, the Issuer’s strategy and the effective risk management over time, so as not to encourage behaviors that increased risk exposure above the levels considered prudent.

In accordance with Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”), the variable compensation, which corresponds to the sum of fees approved at the Annual Stockholders’ Meeting attributable to variable compensation and to the statutory profit sharing, is consistent with the risk management policies of Itaú Unibanco Conglomerate, of which at least fifty percent (50%) of the variable compensation is paid through shares or stock-based instruments and is deferred for payment within at least three years. Deferred portions may be reduced or not be paid due to a possible reduction in realized recurring net income of the Issuer or of the applicable business area in the deferral period.

The management members are granted a benefit plan comprising a health care plan, dental health care, private pension plan and life insurance, among others. The benefit plan may vary in accordance with the administrator.

For illustrative purposes, this item will take into consideration the fiscal year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

Partners Program

The Issuer has an institutional program referred to as the Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three and five-year terms. These Partners Shares will subsequently remain unavailable for five and eight-year terms as from the initial investment in Own Shares. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the applicable business area during the deferral period.

As a result of the impacts related to Article 33 of Law No. 12,973/14 and the change in the recognition of the amounts granted to management members under the prior Partners Program (linked to the Stock Option Plan) for the 2009 to 2014 fiscal years, we clarify that the amounts related to the Partners Program for the 2014 fiscal year will be reported as part of the variable compensation. For the fiscal years prior to 2014, the tables will not be adapted to the new reality so as not to compromise the information adequately made available to stockholders in those years.

We clarify that the amounts granted to management members under the Partners Program, for the 2009 to 2014 fiscal years, have been recorded in the Issuer’s financial statements since their grant, as well as detailed in this item, in compliance with the rules applicable to these disclosures.

For illustrative purposes, as from 2014, the year to which the compensation refers will be considered, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

251

Governance structure of compensation

The governance structure of compensation requires clear and transparent processes. Accordingly, in order to achieve the purposes mentioned above and aiming for the best governance practices introduced in this country and abroad, as well as to ensure the balance of the Issuer’s risk management practices, the Issuer has a statutory Compensation Committee, subordinated to the Board of Directors, the main duties of which are: (a) to formulate the compensation policy, by proposing to the Board of Directors the various forms of fixed and variable compensation, in addition to benefits and special recruitment and termination programs; (b) to discuss, analyze and supervise the implementation and operation of current compensation models for Itaú Unibanco Conglomerate by discussing the general principles of the compensation policy for employees and providing recommendations to the Board of Directors regarding any adjustments or improvements; (c) to propose, to the Board of Directors, the aggregate compensation amount to management members to be submitted to the Annual Stockholders’ Meeting; and (d) to prepare, on an annual basis, the "Compensation Committee Report".

In addition to the Compensation Committee, the Nomination and Corporate Governance Committee is established, which also reports to the Board of Directors and whose main responsibility is to monitor the Issuer’s governance, especially regarding topics relating of the Board of Directors and the Board of Officers. Accordingly, the Nomination and Governance Committee is responsible for the process for assessing the performance of the Board of Directors and of the Chief Executive Officer, and it should (i) recommend processes for assessment of the Board of the Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) provide methodological and procedural support to these assessments.

Additional Information

The Issuer offers a Stock Option Plan (“Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, enabling the alignment of the management members’ interests to those of the stockholders, as they share the same risks and gains provided by the stock appreciation. For further details on the Plan, see sub items 13.4, 13.5, 13.6, 13.7, 13.8 and 13.9.

b)	Compensation composition, indicating:

i - Description of the compensation elements and the objectives of each one of them

Board of Directors

The annual compensation of the members of the Board of Directors is composed of:

(i)	monthly fixed compensation (fees in cash approved at the Annual Stockholders’ Meeting);

(ii)	annual fixed compensation (stock-based compensation approved at the Annual Stockholders’ Meeting); and

(iii)	benefit plan (approved at the Annual Stockholders’ Meeting).

The maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

In the event that a member of the Board of Directors is also part of the Board of Officers of the Issuer or of its controlled companies, his/her compensation will be subject to the policy applicable to the Board of Officers as described below and in the tables of this item 13.

Additionally, the members of the Board of Directors may be paid a variable compensation as resolved by the Compensation Committee. In these situations, the variable compensation will be subject to the guidelines contained in the Resolution on Compensation and be limited as determined by the Annual Stockholders' Equity and by the limits set forth by Article 152 of the Brazilian Corporate Law.

252

Board of Officers

The annual compensation of the members of the Board of Officers is composed of:

(i)	monthly fixed compensation (fees in cash approved at the Annual Stockholders’ Meeting);
(ii)	annual variable compensation (fees approved at the Annual Stockholders’ Meeting and statutory profit sharing); and
(iii)	benefit plan (approved at the Annual Stockholders’ Meeting).

The maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

Regarding particularly those officers who are involved in internal control and risk areas, their compensation is calculated to attract qualified and experienced professionals and is determined irrespectively of the performance of each business area, so as not to give rise to any conflict of interest. However, even though their compensation is not impacted by the results from the business areas, it is subject to any impact arising from the Issuer’s results.

Fiscal Council

The compensation of the members of the Fiscal Council is established at the Annual Stockholders’ Meeting. Pursuant to Article 162, paragraph 3 of Law No. 6,404/1976, this compensation cannot be lower, for each acting member, than 10% of the compensation assigned to each officer (i.e. not including benefits, representation allowances and profit sharing). Within the limits established by legislation, the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee is determined by the Board of Directors and is composed of:

(i)	monthly fixed compensation; and
(ii)	benefit plan.

If those members of the Audit Committee are part of the Board of Directors, the compensation policy of the Board of Directors is applied.

Committees

Any management members who are also in the Issuer’s other statutory or non-statutory committees are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to these committees.

ii – With respect to the past three fiscal years, the proportion of each element in the total compensation

b) ii	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
	2015	21%	40%	37%	2%
Board of Directors	2014	24%	40%	34%	2%
	2013	56%	39%	-	5%
	2015	7%	-	92%	1%
Board of Officers	2014	7%	-	92%	1%
	2013	10%	-	89%	1%
	2015	100%	-	-	-
Fiscal Council	2014	100%	-	-	-
	2013	100%	-	-	-
	2015	99%	-	-	1%
Audit Committee	2014	99%	-	-	1%
	2013	97%	-	-	3%

The aforementioned proportions include possible charges supported by the Issuer arising from the amounts paid, so that this information is in line with item 13.2.

253

iii - calculation and adjustment methodology for each of the compensation elements Fixed compensation (recorded as “Salary or management fees” in sub item 13.2)

The monthly fixed compensation for the members of the Board of Officers is established in accordance with the position held and is based on internal equality, since all management members holding the same position earn the same monthly fixed compensation amount, also providing mobility of management members in the Issuer’s businesses. The fixed compensation amounts are established aiming at maintaining the competitiveness in the market.

For the members of the Board of Directors, the monthly fixed compensation is in line with market practices and is frequently reviewed as required in order to attract qualified professionals.

The annual fixed compensation due to these directors is paid in the Issuer’s preferred shares and takes into consideration the history, résumé, market conditions and other factors that may be agreed between the management member and the Issuer.

For the purpose of calculating the value of the shares used for the compensation paid in shares or stock-based instruments, the average quotation of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to the establishment of the price is used.

When the shares are effectively delivered to management members, they are also paid amounts corresponding to dividends and interest on capital calculated up to the delivery of shares to the management members, restated by the profitability rate of the Interbank Deposit Certificates (“CDI”). In view of the intrinsic nature of the dividends and interest on capital in relation to the shares, they are part of the amounts paid to management members as compensation.

Annual variable compensation (recorded as “Profit sharing” and “Stock-based compensation” in sub item 13.2)

The annual variable compensation takes into consideration the influence of three factors: the management member’s performance; results of the applicable business area, and/or the Issuer’s results.

Regarding the annual variable compensation, 50% is paid in cash on demand and 50% is paid through the Issuer’s preferred shares or stock-based instruments, deferred for payment within three 3 years, in the proportion of 1/3 of the amount due per year. For the 2015 fiscal year, for example, the shares related to the deferred portion will be received in 2017, 2018 and 2019. Deferred portions may not be paid due to a possible reduction in realized recurring net income of the Issuer or in the applicable business area in the deferral period.

For the purpose of calculating the value of the shares used for the 50% of the deferred variable compensation, the average quotation of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to the establishment of the price is used.

When the shares are effectively delivered to management members in years 1, 2 and 3, they are also paid amounts corresponding to dividends and interest on capital calculated up to the delivery of the respective shares to the management members, restated by the profitability rate of the CDIs. In view of the intrinsic nature of the dividends and interest on capital in relation to the shares, they are part of the amounts paid to management members as compensation.

Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three and five-year terms. These Partners Shares will subsequently remain unavailable for five and eight-year terms as from the initial investment in Own Shares. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

254

Benefit plan (recorded as “Direct or indirect benefits” in sub item 13.2)

The benefit plan comprises health care plan, dental health care, private pension plan, and life insurance, among others. The benefit plan may vary in accordance with the administrator.

iv - reasons that justify the composition of compensation

For members of the Board of Officers, the Issuer establishes variable compensation in shares, on a deferred basis, including the Partners Program, which is intended to align the risk management in the short, medium and long terms, in addition to providing benefits to officers in the same proportion as it benefits the Issuer and its stockholders.

When compared to the Board of Officers, the Issuer favors fixed compensation for the members of the Board of Directors. This model is intended not to bind the compensation paid to targets reached.

v – number of uncompensated members

There are no uncompensated members.

c)          The main performance indicators that are taken into consideration in determining each compensation element:

The annual variable compensation (fees and profit sharing) represents a significant portion of the amounts paid to officers and is significantly influenced by performance indicators. The first performance indicator is the Issuer’s income. Subsequently, the performance indicator taken into consideration is the performance of the applicable business area. Finally, individual performance is assessed by taking into consideration financial, process, client satisfaction and people management indicators, and goals related to other areas of the Issuer.

For the Board of Officers, fixed monthly compensation and the benefit plan represent the smallest portion of the total amount received by management members and are not affected by performance indicators.

For the Board of Directors, performance indicators are not taken into consideration for calculation of the fixed compensation.

d)          How the compensation is structured to reflect the evolution of performance indicators:

A significant portion of the total amount paid to management members is in the form of variable compensation, which is considerably influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

For the Board of Directors, performance indicators are not taken into consideration for calculation of the fixed compensation.

e)          How the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests:

The annual variable compensation takes into consideration the influence of three factors: the management member’s performance; results of the applicable business area; and/or the Issuer’s results, and is paid as follows: 50% in cash on demand and 50% through the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

Additionally, the Issuer has an institutional program referred to as the Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three and five-year terms. These Partners Shares will subsequently remain unavailable for five and eight-year terms as from the initial investment in Own Shares.

255

Therefore, the variable compensation, including the Partners Program, is paid in at least three and at the most eight years, and during this period it is subject to the risk of variation in the Issuer’s preferred share price and to possible clawbacks based on the reduction in realized recurring net income of the Issuer or of the applicable business area. This structure reflects the intention of aligning the risk management over time, in addition to providing benefits to management members based on performance in the proportion as it benefits the Issuer and its stockholders.

f)          The existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), taking into consideration that the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies.

g)          The existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control:

There is no compensation or benefit – neither is it provided for in the Issuer’s compensation policy - related to the occurrence of a certain corporate event.

256

13.2 - Total compensation of the Board of Directors, Board of Statutory Officers and Fiscal Council:

Total compensation for 2016 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	9	20	6	35
Number of compensated members	9	20	6	35
Annual fixed compensation, comprising:	24,936,000	24,098,000	926,100	49,960,100
Salary or management fees	8,844,000	18,953,000	756,000	28,553,000
Direct and indirect benefits	353,000	880,000	N/A	1,233,000
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	15,739,000	4,265,000	170,100	20,174,100
Annual variable compensation, comprising:	0	0	N/A	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	0	0	N/A	0
Post-employment benefits	390,000	2,695,000	N/A	3,085,000
Benefits arising from termination of mandate	N/A	N/A	N/A	N/A
Stock-based compensation including options	14,674,000	223,207,000	N/A	237,881,000
Total compensation	40,000,000	250,000,000	926,100	290,926,100

For the 2016 fiscal year, the proposal is for the Annual Stockholders’ Meeting to approve the aggregate compensation amount of R$290 million to be paid to the management bodies, regardless of the year in which the amounts were effectively attributed or paid. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. The compensation amounts approved maybe paid in local currency, in issuer’s shares or in any other way that management deems convenient. The amounts will be paid in the proportions described in the table above.

Also regarding the 2016 fiscal year, in addition to the amounts approved at the Annual Stockholders’ Meeting, management members will receive a statutory profit sharing, under the provisions of paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members or to 10% of the issuer’s profits, whichever is lower. The profit sharing amounts are not included in the table above, which only shows the estimated separation of the aggregated compensation amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

The amounts related to the grant of stock options are not included in the table above, which only shows the estimated separation of the aggregated compensation amounts to be approved by stockholders at the Annual Stockholders’ Meeting. For further information on the grant of simple options of the Plan, see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1. (1) As mentioned in item 13.1 and presented in the table above, the annual variable compensation model is recorded as “Profit sharing” (paid in cash) and “Stock-based compensation (paid in shares)”. Therefore, the item “bonuses” is zero.

2. (2) For 2016, the amounts of “Profit sharing” (paid in cash) are not included in the table above, which only shows the estimated separation of the aggregated compensation amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

3. Due to Empresas.Net (CVM’s system) systemic structure, we clarify that (i) the amounts in “Other (special fees and/or INSS)” refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council: and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.

257

13.2 - Total compensation for 2015 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.50	19.83	6.00	34.33
Number of compensated members	8.50	19.83	6.00	34.33
Annual fixed compensation, comprising:	22,094,000	21,902,000	926,100	44,922,100
Salary or management fees	7,620,000	17,410,000	756,000	25,786,000
Direct and indirect benefits	271,000	575,000	N/A	846,000
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	14,203,000	3,917,000	170,100	18,290,100
Annual variable compensation, comprising:	1,227,070	85,842,653	N/A	87,069,723
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	1,227,070	85,842,653	N/A	87,069,723
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	0	0	N/A	0
Post-employment benefits	301,000	1,735,000	N/A	2,036,000
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation including options	12,069,000	178,850,000	N/A	190,919,000
Total compensation	35,691,070	288,329,653	926,100	324,946,823

For the 2015 fiscal year, Annual Stockholders’ Meeting approved the aggregate compensation amount of R$290 million to be paid to the management bodies. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2015 fiscal year, in addition to the amounts approved at the Annual Stockholders’ Meeting, management members received a statutory profit sharing, under the provisions of paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual Stockholders’ Meeting or to 10% of the issuer’s profits, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the issuer has agreed to deliver to the management members for 2015, regardless of the year in which the amounts were effectively attributed or paid.

The amounts related to the grant of simple options are not included in the table above, since no simple options were granted for 2015 under the Plan. For further information on the grant of the options of the Plan, see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1. (1) As mentioned in item 13.1 and presented in the table above, the annual variable compensation model is recorded as “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the item “bonuses” is zero.

2. The portions in shares or stock-based instruments were shown in the “Stock-based compensation” line, and were not stated under “Variable compensation”. For illustrative purposes, it will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

3. Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in “Other (special fees and/or INSS)” refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.

4. There are three members of the Board of Directors who also perform executive functions and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13 and 13.15.

5. The compensation of a number of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts stated in sub item 13.2 already include the total compensation paid by the issuer and its controlled companies.

6. The average compensation amount per member was: Board of Directors, R$3,569 thousand and Board of Officers, R$13,730 thousand. For further information on the Partners Program, see item 13.1.

7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2016.

258

13.2 - Total compensation for 2014 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.00	14.92	6.00	28.92
Number of compensated members	8.00	14.92	6.00	28.92
Annual fixed compensation	18,243,659	16,080,655	926,100	35,250,414
Salary or management fees	6,710,000	12,533,333	756,000	19,999,333
Direct and indirect benefits	229,386	727,322	N/A	956,708
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	11,304,273	2,820,000	170,100	14,294,373
Variable compensation	543,302	64,828,485	N/A	65,371,787
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	543,302	64,828,485	N/A	65,371,787
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	-	N/A	-
Post-employment benefits	266,438	839,838	N/A	1,106,275
Benefits arising from termination of mandate	N/A	N/A	N/A	N/A
Stock-based compensation including options	8,876,175	145,955,470	N/A	154,831,645
Total compensation	27,929,574	227,704,447	926,100	256,560,121

For the 2014 fiscal year, Annual Stockholders’ Meeting approved the aggregate compensation amount of R$145 million to be paid to the management bodies. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2014 fiscal year, in addition to the amounts approved at the Annual stockholders’ Meeting, management members received a statutory profit sharing, under the provisions of paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual Stockholders’ Meeting or to 10% of the Issuer’s profits, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the issuer has agreed to deliver to the management members for 2014, regardless of the year in which the amounts were effectively attributed or paid.

Finally, in view of the effects related to Article 33 of Law No. 12,973/14, we clarify that the amounts granted to management members under the partners program for 2014 are now recognized as compensation. We clarify that such amounts were included in the “Stock-based compensation” line in the table above.

The amounts related to the grant of simple options are not included in the table above, since no simple options were granted for 2014 under the plan. For further information on the grant of the options of the plan, see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1.  (1) As mentioned in item 13.1 and presented in the table above, the annual variable compensation model is recorded as “Profit sharing” (paid in cash) and “stock-based compensation” (paid in shares). Therefore, the item “bonuses” is zero.

2. Beginning in 2014, the portions in shares or stock-based instruments were shown in the “Stock-based compensation” line, and were not stated under “Variable compensation”. For illustrative purposes, it will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

3.  Due to Empresas.Net (CVM’s system) systemic structure, we clarify that (i) the amounts in “Other (special fees and/or INSS)” refer to special fees and INSS for the board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “stock-based compensation” include the amounts corresponding to INSS related to these amounts.

4.  There are four members of the Board of Directors who also perform executive functions and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13 and 13.15.

5.  The compensation of a number of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts stated in sub item 13.2 already include the total compensation paid by the issuer and its controlled companies.

6.  The average compensation amount per member was: Board of Directors, R$3,491 thousand and Board of Officers, R$15,265 thousand. We inform that the increase in the average compensation amount per member from 2013 to 2014 mainly corresponds to the amounts granted under the Partners Program. For further information on the Partners Programs, see item 13.1.

7.  The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2015.

13.2 - Total compensation for 2013 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.00	15.08	6.00	29.08
Number of compensated members	8.00	15.08	6.00	29.08
Annual fixed compensation	12,271,702	14,887,079	852,600	28,011,382
salary or management fees	6,600,000	11,820,0000	696,000	19,116,000
Direct and Indirect benefits	202,523	407,579	N/A	610,103
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	5,469,179	2,659,500	156,600	8,285,279
Variable compensation	10,314,115	109,452,841	N/A	119,766,956
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	10,059,907	55,699,929	N/A	65,759,836
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	254,207	53,752,913	N/A	54,007,120
Post-employment benefits	181,123	700,378	N/A	881,502
Benefits arising from termination of mandate	-	-	N/A	-
Stock-based compensation including options	2,160,019	31,854,622	N/A	34,014,640
Total compensation	24,926,959	156,894,920	852,600	182,674,479

For the 2013 fiscal year, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$140.5 million for the management bodies, of which up to R$15.5 million to the members of the Board of Directors, and up to R$125 million to the members of the Board of Officers. For Fiscal Council members, the Annual Stockholders’ Meeting approved the individual monthly compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members. The compensation amounts approved may be paid in local currency. In issuer’s shares or in any other way that management deems convenient.

In addition to the compensation approved at the Annual stockholders’ Meeting, management members received (i) statutory profit sharing and (ii) partner options. The table above shows the amounts related to fixed compensation, variable compensation paid in local currency and in shares (to be paid on a deferred basis, in the following years, regardless of the fact that these expenses have not been recognized yet), benefits and partner options.

Notes:

1.  (1) As mentioned in item 13.1 and presented in the table above, the annual variable compensation model is recorded as “Profit sharing” and “Description of other variable compensation”. Therefore, the item “bonuses” is zero.

2.  Taking into consideration the Resolution on Compensation, the variable compensation was paid at least 50% in shares or stock-base instruments, on a deferred basis. This amount is included in item “Variable Remuneration” in the table above, and it is not applied to item “Stock-based compensation”. For illustrative purposes, it takes into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

3.  Due to Empresas.Net (CVM’s system) systemic structure, the amounts recorded in “Other (special fees and/or INSS)” refer to: special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council.

4.  There are four members of the Board of Directors who also perform executive functions and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation Board of Officers. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13 and 13.15.

5.  The compensation of a number of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts stated in sub item 13.2 already include the total compensation paid by the issuer and its controlled companies.

6.  The average compensation amount per member was: Board of Directors, R$3,116 thousand and Board of officers, R$10,404 thousand.

7.  The amount mentioned in item “Stock-based compensation” corresponds to the amount of the stock options granted to management members, which are not compensatory in nature.

8.  The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2014.

259

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.3 - 2016	R$, except if otherwise indicated
a	body		Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b	number of members (people)		9	20	6	35
c	number of compensated members (people)		9	20	6	35
d	With respect to bonuses:
	i	minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii	maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii	amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
	iv	amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e	With respect to profit sharing:
	i	minimum amount provided for in the compensation	(2)	(2)	(2)	(2)
	ii	maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
	iii	amount provided for in the compensation plan, should the targets established be achieved	(2)	(2)	(2)	(2)
	iv	amount effectivelly recognized in income or loss	(2)	(2)	(2)	(2)

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded as “Profit sharing” (paid in cash) and “Stock based compensation (paid in shares)” in item 13.2. Therefore, the item “bonuses” is zero.

Considering that this item does not include “Stock-based compensation”, we inform these amounts (recorded as “Stock-based compensation” in item 13.2) as follows:

Board of Directors : d i 8,803,800; d ii 20,542,200; d iii 14,673,000; d iv n/a.

Board of Statutory Officers: d i 130,771,200; d ii 305,132,800; d iii 217,952,000; d iv n/a.

Fiscal Council: n/a.

The minimum and maximum amounts shown in the previous note were indicated considering budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works and his/her performance, and it is also possible that variable compensation will not be paid due to the possible reduction in the results of the issuer or of the business area during the deferral period.

2. (2) For 2016, the amounts of “Profit sharing” (paid in cash) are not included in the table above, which only shows the estimated separation of the aggregated compensation amounts approved by stockholders at the Annual Stockholders’ Meeting.

13.3 - 2015			R$, except if otherwise indicated
a	body		Board or Directors	Board or Statutory Officers	Fiscal Council	Total
b	number or members (people)		8.50	19.83	6.00	34.33
c	number or compensated members (people)		8.50	19.83	6.00	34.33
d	with respect to bonuses:
	i	minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii	maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii	amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
	iv	amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e	With respect to profit sharing:		736,242	51,505,592	n/a	52,241,834
	i	minimum amount provided for in the compensation
	ii	maximum amount provided for in the compensation plan	1,717,897	120,179,714	n/a	121,897,612
	iii	amount provided for in the compensation plan, should the targets established be achieved	1,227,070	85,842,653	n/a	87,069,723
	iv	amount effectivelly recognized in income or loss	1,227,070	85,842,653	n/a	87,069,723

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded as “Profit sharing” (paid in cash) and “Stock based compensation (paid in shares)” in item 13.2. Therefore, the item “Bonuses” is zero.

Considering that this item does not include “Stock-based compensation”, we inform these amounts (recorded as “Stock-based compensation” in item 13.2) as follows:

Board of Directors: d i 7,241,400; d ii 16,896,600; d iii 12,069,000; f iv l2,069,000.

Board of Statutory Officers: e i 107,309,400; e ii 250,388,600; e iii 178,849,000; e iv 178,849,000.

Fiscal Council: n/a.

2. The minimum and maximum amounts shown in me table above and in the previous note were indicated considering budget and management expectations. However, these amounts may vary based on the issuer’s result, the result of the area in which the management member works and his/her performance, and it is also possible that variable compensation win not be paid due to the possible reduction in the results of the issuer or of the business area during the deferral period.

3. The variable compensation of the year includes: (i) 50% effectively paid (shown in item “e”); and (ii) 50% to be paid in 2017, 2018 and 2019, in shares (shown in note 1 above). Additionally, it includes the Partners’ shares to be delivered in 2019 to 2021 (shown in note 1 above).

260

13.3 - 2014			R$, except if otherwise indicated
a	body		Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b	number of members (people)		8.00	14.92	6.00	28.92
c	number of compensated members (people)		8.00	14.92	6.00	28.92
d	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii	maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii	amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
	iv	amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e	With respect to profit sharing:
	i	minimum amount provided for in the compensation plan	352,485	37,757,547	N/A	38,110,031
	ii	maximum amount provided for in the compensation plan	822,464	88,100,943	N/A	88,923,407
	iii	amount provided for in the compensation plan, should the targets established be achieved	587,474	62,929,245	N/A	63,516,719
	iv	amount effectivelly recognized in income or loss	543,302	64,828,485	N/A	65,371,787

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded as “Profit sharing” (paid in cash) and “Stock based compensation (paid in shares)” in item 13.2. Therefore, the item “bonuses” is zero.

Considering that this item does not include “Stock-based compensation”, we inform these amounts (recorded as “Stock-based compensation” in item 13.2) as follows Board of Directors: c i 5,758,704; c ii 13,436,976; c iii 9,597,840; c iv 8,876,175.

Board of Statutory Officers: c i 84,197,079; c ii 196,459,851; c iii 140,328,465; c iv 145,955,470.

Fiscal Council: n/a

2. The minimum and maximum amounts shown in the table above and in the previous note were indicated considering budget and management expectations. However, these amounts may vary based on the issuer’s result, the result of the area in which the management member works and his/her performance, and it is also possible that variable compensation will not be paid due to the possible reduction in the results of the issuer or of the business area during the deferral period.

3. The variable compensation of the year includes: (i) 50% effectively paid (shown in item “d”); and (ii) 50% to be paid in 2016, 2017 and 2018, in shares (shown in Note 1). Additionally, it includes the Partners shares to be delivered in 2018 and 2020 (shown in note 1 above).

13.3 - 2013			R$, except if otherwise indicated
a	body		Board of Directors	Board or statutory Officers	Fiscal Council	Total
b	number of members (people)		8.00	15.08	6.00	29.08
c	number of compensated members (people)		8.00	15.08	6.00	29.08
d	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii	maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii	amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
	iv	amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e	with respect to profit sharing:
	i	minimum amount provided for in the compensation	7,137,860	29,382,934	N/A	36,520,794
	ii	maximum amount provided for in the compensation plan	13,260,022	65,838,646	N/A	79,098,668
	iii	amount provided for in the compensation plan, should the targets established be achieved	10,059,907	49,042,463	N/A	59,102,370
	iv	amount effectivelly recognized in income or loss	10,059,907	55,699,929	N/A	65,759,836

Notes:

1.(1) As mentioned in item 13.1, the annual variable compensation is recorded as “Profit sharing” and “Description of other variable compensation” in item 13.2. Therefore, the item “bonuses” is zero.

Considering that this item does not include “Description of other variable compensation”, we inform these amounts (recorded as “Description of other variable compensation” in item 13.2) as follows: Board of Directors: c i 180,369; c ii 335,072; c iii 254,207; c iv 254,207. Board of Officers: c i 28,355,840; c ii 63,537,227; c iii 47,328,163; c iv 53,752,913. Fiscal Council: N/A.

2. The minimum and maximum amounts shown in the table above and in the previous note were indicated considering budget and management expectations. However, these amounts may vary based on the issuer’s result, the result of the area in which the management member works and his/her performance, and it is also possible that variable compensation will not be paid due to the possible reduction in the results of the issuer or of the business area during the deferral period.

3. The variable compensation of the year considers for the Board of Statutory Officers: (i) 50% effectively paid; and (ii) 50% to be paid in 2015, 2016 and 2017, in shares or stock-based instruments. Note 1 above includes, in item “c” “iv” for the Board of Statutory Officers, special fees and corresponding INSS, of which R$20,482,553 is paid in cash, R$23,397,376 is paid in shares or stock-based instruments granted and R$9,872,984 refers to INSS on these amounts; the table above includes in item “d” “iv” for the Board of Statutory Officer, profit sharing amounts, of which R$27,093,741 is paid in shares or stock-based instruments granted and R$28,606,188 is paid in cash. For further details on the compensation model for management members, see clarification in item 13.1.

4. Note 1 above considers, in item “c” “iv” for the Board of Directors, the special fees and corresponding INSS, of which R$207,516 is paid in shares or stock-based instruments granted to the Board of Directors and R$46,691 refers to INSS on these amounts; the table above considers, in item “d” “iv”, profit sharing amounts, of which R$10,059,907 is paid in shares or stock-based instruments granted to the Board of Directors. For further details on the compensation model for management members, see clarifications in item 13.1.

13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a)	General terms and conditions

Clarifications - form of information disclosure

For illustrative purposes, we have brought together in this item pieces of information related to all stock-based payment models. They are: (1) shares or stock-based instruments delivered in the scope of the Compensation Policy, (2) shares or stock-based instruments delivered in the scope of the Partners Program and (3) options granted in the scope of the Stock Option Plan (“Plan”), described below:

261

(1)	Compensation Policy - amounts paid in shares

Annual variable compensation in shares: of the annual variable compensation, 50% is paid in cash on demand and 50% is paid through the delivery of shares, deferred in a three-year period, in the proportion of 1/3 of the amount due per year. For the 2015 fiscal year, for example, the shares related to the deferred portion will be delivered to management members in 2017, 2018 and 2019.

Annual fixed compensation in shares: the total annual fixed compensation of the members of the Board of Directors is paid in shares. For the 2015 fiscal year, for example, the shares are delivered to management members in 2016.

For further details regarding the management members’ compensation policy, see item 13.1.

(2)	Partners Program

The Issuer has an institutional program referred to as the Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three and five-year terms. These Partners Shares will subsequently remain unavailable for five and eight-year terms as from the initial investment in Own Shares.

We also clarify that, due to the impacts of Article 33 of Law No. 12,973/14, the amounts granted to management members related to the partners’ options for the Plan, for the 2009 to 2014 fiscal years and still unpaid, are now recognized as compensation. These amounts have been recorded in the Issuer’s financial statements since their grant, as well as detailed in this item, in compliance with the rules applicable to these disclosures.

Also due to the impacts related to Article 33 of Law No. 12,973/14, the Extraordinary General Meeting approved the exclusion of the items that addressed the model of partner’s options grant in the Stock Option Plan, which now provides only for the grant of simple options.

For further details regarding the management members’ compensation policy, including the Partners Program as from the 2014 fiscal year, see item 13.1.

(3)	Stock Option Plan

The Issuer was one of the first Brazilian companies to grant stock options to its executives (since 1995). The current Stock Option Plan, approved at the Extraordinary General Meeting held on April 29, 2015, covers the Issuer and its controlled companies.

In accordance with the Plan’s provisions, the Issuer may grant stock options to management members or employees of the Itau Unibanco Conglomerate (“Beneficiaries”). The rules and operating procedures with respect to the Plan will be governed by a committee named the Personnel Committee and reporting to the Issuer’s Board of Directors. For 2015, the Extraordinary General Meeting, held on April 29, 2015, approved the express inclusion of the service providers in the list of persons benefiting from the Plan, in line with the provisions of Article 168, paragraph 3, of the Brazilian Corporate Law.

In addition to the grants provided under the Issuer’s Plan, the Issuer also maintains control over the rights and obligations in connection with the options granted under the plans assumed by the Issuer at the Extraordinary General Meetings held on April 24, 2009 and April 19, 2013 related to the stock option plans of Unibanco - Uniao de Bancos Brasileiros S.A. and to Unibanco Holdings S.A. (together, “Unibanco”) and to Redecard, respectively.

Given that it is no longer possible to provide grants under the Unibanco and Redecard Plans, all information relating to item

262

13.4 refers only to the provisions of the current Stock Option Plan, submitted to the Extraordinary General Meeting held on April 29, 2015.

For illustrative purposes, the year in which grants are made will be considered, regardless of the year in which the options were exercised or recognized in the financial statements.

For further information, see the full Plan on the website of CVM and the Issuer (www.itau.com.br/investor-relations). See also Note 16 - Stockholders’ equity, of the Consolidated financial statements (BRGAAP) and Note 22 - Stock-option payment (IFRS) on the Issuer’s website (www.itau.com.br/investor-relations).

b)	Main objectives of the plan

The main purpose of the stock-based payment models is to align management members’ interests with those of the Issuer’s stockholders, as they share the same risks and earnings provided by the appreciation of their shares.

c)	How the plan contributes to these objectives

The stock-based payment models are ways of motivating management members to contribute to the good performance and appreciation of the Issuer’s shares, since they actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models, engaging management members in the long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock.

d)	How the plan is inserted in the Issuer’s compensation policy

The stock-based compensation models are in compliance with the principles searched for by the Issuer, taking into consideration that (i) they link the management members to the Issuer’s long-term projects and results, (ii) they work as instruments to incentivize individual development and commitment, and (iii) this allows the retention of the management members, since the receipt of the stock is consummated in the long term.

e)	How the plan aligns with the short-, medium- and long-term interests of management members and the Issuer

The stock-based payment models are aligned with the interests of the Issuer and its management members, given that, by enabling management members to become stockholders of the Issuer, they are encouraged to act from the perspective of being the “owners” of the business, therefore aligning their interests with those of the stockholders. Additionally, they encourage the retention of the Issuer’s management members, considering that the general rule establishes that leaving the company will imply the loss of rights related to the stock-based payment (see sub item “n” of item 13.4)

f)	Maximum number of shares covered

In order to limit the maximum dilution that the stockholders may be subject to: the sum of (i) the shares to be used as compensation, pursuant to the Resolution on Compensation, including those related to the Partners Program and to other compensation programs in shares of the Issuer and its controlled companies; and (ii) the options to be granted in each fiscal year may not exceed the limit of zero point five percent (0.5%) of all the Issuer’s shares that majority and minority stockholders hold at the balance sheet date of the same year.

In the event that, in any given year, the number of shares delivered and options granted is below the limit of 0.5% of total shares set forth in the previous paragraph, the difference may be added for purposes of either compensation or option grant in any of the following seven (7) years.

263

g)	Maximum number of options to be granted

In order to limit the maximum dilution that the stockholders may be subject to: the sum of (i) the shares to be used as compensation, pursuant to the Resolution on Compensation, including those related to the Partners Program and to other compensation programs in shares of the Issuer and its controlled companies; and (ii) the options to be granted in the scope of the Stock Option Plan in each year may not exceed the limit of 0.5% of all the Issuer’s shares that majority and minority stockholders hold at the balance sheet date of the same year.

If, in any given year, the number of shares delivered and options granted is below the limit of 0.5% of total shares set forth in the previous paragraph, the difference may be added for purposes of either compensation or option grant in any of the following seven (7) years.

h)	Conditions for the purchase of shares

Stock-based compensation: The condition for acquisition of shares is fulfilled in the long term, since of the annual variable compensation amount, 50% is paid in cash on demand and 50% is paid through the delivery of shares, deferred in a three- year period, in the proportion of 1/3 of the amount due per year. For the 2015 fiscal year, for example, the shares related to the deferred portion will be delivered to the management members in 2017, 2018 and 2019. Deferred portions may be reduced or not be paid due to a possible reduction in realized recurring net income of the Issuer or of the applicable business area in the deferral period

Partners Program: the condition for acquisition of shares is fulfilled in the long term and it depends on the management’s member using part or the total annual variable compensation for the acquisition of Own Shares. If the ownership of these Own Shares is held free of any liens or encumbrances, and in compliance with other suspension conditions set forth in the Program Regulation for three and five-year terms as from the initial investment, the return on investment will be the receipt of a consideration in Partners Shares also for three and five- year terms. Regarding 2015, for example, consideration will be delivered to management members in 2019 and 2021, and they will be available in 2021 and 2024, respectively. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area.

Stock Option Plan Shares are acquired as a result of exercising an option granted under the rules of the Stock Option Plan, provided that the vesting period has elapsed (see sub item “j” below), upon the payment of the strike price (see sub item “i” below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itau Unibanco Conglomerate companies before the vesting period (see sub item “n” below).

i)	Criteria for fixing the purchase or exercise price

Stock-based compensation: The purchase price is established upon the granting, and it is equivalent to the average quotation of shares in the 30 days before the establishment of said price.

Partners Program: The purchase price of Own Shares and Partners Shares is established upon the granting, and it is equivalent to the average quotation of shares in the 30 days before the establishment of said price.

Stock Option Plan: The purchase and strike price will be established by the Personnel Committee upon the option grant and may be determined based on one of the following parameters:

Simple options: the establishment of the strike price of options will consider the average price of the Issuer’s preferred shares at the trading sessions of BM&FBOVESPA in the three last months of the year prior to the grant date, and a positive or negative adjustment of up to 20% is allowed, at the Personnel Committee’s discretion. The prices thus established will be adjusted up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in its absence, by the index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settlement of operations on the BM&FBOVESPA.

264

Partners options: The strike price corresponds to the obligation of investing in the Issuer’s shares and holding the ownership of such shares unchanged and without any type of encumbrance from the date of the stock option grant until its exercise.

The shares purchased by the Beneficiaries to comply with the investment obligation may be acquired at the Issuer’s treasury or another mechanism may be adopted to provide effects equivalent to those of the acquisition of shares and counter-entry in options, pursuant to a Personnel Committee’s decision. Should there be an acquisition, it may also be as ADRs (American Depositary Receipts, representing one preferred Issuer’s shares traded on the New York Stock Exchange).

For the acquisition of such shares, the Personnel Committee will establish a purchase price equivalent to the average price of the Issuer’s share on the BM&FBOVESPA in the 30 days prior to the establishment of said price.

As from the 2015 fiscal year, due to the impacts of Article 33 of Law No. 12,973/14, the exclusion of the item addressing the criteria for establishment of the acquisition and strike price related to the grants of Partners options under the Stock Option Plan was approved at the Extraordinary General Meeting held on April 29, 2015. In addition, the exclusion of the possibility of a positive or negative adjustment of up to 20% in the establishment of the strike price of simple options by the Personnel Committee was also approved.

j)	Criteria for defining the exercise period

Stock-Based Compensation: Not applicable, since there is no exercise, but delivery of shares.

Partners Program: Not applicable, since there is no exercise, but delivery of shares.

Stock-Option Plan: The options may only be exercised after the vesting period and out of the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Committee upon issue, and it may last from one to seven years as from the granting. Usually, the vesting period established by the committee is five years.

k)	Settlement method

Stock-Based Compensation: Settlement occurs through the delivery of shares after the deferral periods.

Partners Program: The settlement of shares occurs through the delivery of Partners Shares in the deferral terms set forth in the Program.

Stock-Option Plan: There are two (2) methods for settlement of the strike price:

For simple options: When exercising the option, the Beneficiary will pay the Issuer the strike price in cash, subject to the rules and conditions established by the Personnel Committee.

For partners options: The compliance with the obligation to invest, addressed in sub item “i” of this item, should be confirmed. For 2015 fiscal year, due to the impacts of Article 33 of Law No. 12,973/14, the exclusion of the item addressing the criteria for establishment of the acquisition and strike price related to the partners options under the Stock Option Plan was approved at the Extraordinary General Meeting.

l)	Restrictions on the transfer of shares

Stock-Based Compensation: After the receipt of shares in one, two and three-year terms, there is no restriction on the transfer of shares.

Partners Program: After the receipt of Partners Shares in three and five-year terms as from the initial investment, these shares are unavailable for 5 and 8 years, respectively, as from the initial investment.

Regarding the 2015 fiscal year, for example, the Partners Shares are delivered to management members in 2019 and 2021 and they will be available in 2021 and 2024, respectively.

265

Stock-Option Plan: The availability of the shares subscribed by Beneficiaries through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the Personnel Committee upon the granting. Thus the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. Usually, the vesting period established by the Committee is two years after the exercise of the option.

m)	Criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

Stock-Based Compensation: Deferred shares may not be delivered in the case of a possible reduction in realized recurring net income of the Issuer or applicable business area. Additionally, the compensation model may be amended upon approval of the Compensation Committee and the Board of Directors.

Partners Program: Partners Shares not yet received may not be delivered in the case of a possible reduction in realized recurring net income of the Issuer or business area. Additionally, the Partners Program may be changed upon approval of the Compensation Committee and the Board of Directors.

Stock-Option Plan: The Personnel Committee may suspend the exercise of options under justifiable circumstances, such as organization of underwriting works, significant market fluctuations or legal and regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated upon proposal of the Personnel Committee to the Board of Directors and subsequent approval at the Extraordinary General Meeting.

n)	Effects of the management member’s leave from the Issuer’s bodies on his/her rights provided for in the stock-based compensation plan.

Stock-Based Compensation: The general rule for leaving sets forth the termination of shares granted and not yet delivered. The Personnel Committee may, subject to the criteria established in the compensation policy, determine that shares are to be held.

Partners Program: The general rule for leaving sets forth the termination of Partners Shares granted and not yet delivered. The Personnel Committee may, subject to the criteria established in the internal regulation, determine that shares are to be held.

Stock-Option Plan: As a general rule, the Beneficiaries of the Itaú Unibanco Conglomerate who resign or are dismissed from the position will have their options automatically terminated. However, this automatic termination will not occur in the case the employee’s departure is concurrent with his/her election to a management member position at the Itaú Unibanco Conglomerate or if the management member starts to hold another statutory position at the Itaú Unibanco Conglomerate.

In addition, having complied with the criteria established in the applicable internal regulation, the Personnel Committee may choose not to terminate these options.

13.5. With respect to the stock-based compensation to the Board of Directors and the Board of Statutory Officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing:

For illustration purposes, we brought together in this item pieces of information related to all stock-based payment models. They are: (1) shares or stock-based instruments delivered in the scope of the Compensation Policy, (2) shares or stock-based instruments delivered in the scope of the Partners Program and (3) options granted in the scope of the Stock Option Plan (“Plan”).

For further details regarding the management members’ compensation policy and the Partners Program , see item 13.1. For further details on the Plan, see sub item 13.4.

266

Stock-based compensation - Determined for the 2016 fiscal year

body	Board of Directors		Board of Statutory Officers
number of members	9		20
Number of compensated members	9		20
option granting year	2016		2016
weighted average strike price of each of the following options:	(3)	(3)	(3)	(3)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
potential dilution in the case of exercise of all options	0.004%	0.009%	0.053%	0.070%
granting of stock options:	0	0	0	0
grant date	04/30/2016	02/27/2017	02/27/2017	02/27/2017
number of options granted	229,401	495,806	2,978,270	3,890,480
term for the options to become exercisable	100% at 04/30/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year
maximum term to exercise option	n/a	n/a	n/a	n/a
term of restriction for the transfer of shares	Without restriction	Without restriction	50% at the 5th year 50% at the 8th year	Without restriction
fair value of options on the grant date	(3)	(3)	(3)	(3)

1.	For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2.	(3) Not applicable for shares.

267

13.5 - Stock-based compensation - Year ended December 31, 2015 a body
b Number of members	9		Board of Directors
c Number of compensated members	9
option granting year	2009		2010				2011					2012					2013			2014			2015
d With respect to each stock option grant:
i. grant date		3/3/2009		04/17/10		02/28/11		04/19/2011		08/19/2011	02/24/12		02/24/12		02/27/13	02/27/13		02/27/14	02/27/14		02/27/15	02/27/15		04/30/15		02/29/16
ii. number of options granted		772,606		454,066		89,924		592,959		52,235	114,413		549,405		133,756	201,646		311,688	245,779		472,524	281,722		254,890		407,799
iii. term for the options to become exercisable		1/1/2014		1/1/2015		50% at the 3rd year 50% at the 5th year		1/1/2016		50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year		1/1/2017		1/3 each year	50% at the 3rd year 50% at the 5th Year		1/3 each year	50% at the 3rd year 50% at the 5th year		1/3 each year	50% at the 3rd Year 50% at the 5th year		100% at 2016		1/3 each year
iv. maximum term to exercise option		12/31/2016		12/31/2017		n/a		12/31/2018		n/a	n/a		12/31/2019		n/a	n/a		n/a	n/a		n/a	n/a		n/a		n/a
v. term of restriction for the transfer of shares		50% at the 2nd year		50% at the 2nd year		50% at the 5th year 50% at the 8th year		50% at the 2nd year		50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year		50% at the 2nd year		n/a	50% at the 5th year 50% at the 8th year		n/a	50% at the 5th Year 50% at the 8th year		n/a	50% at the 5th year 50% at the 8th year		n/a		n/a
vi. weighted average strike price:
(a) outstanding at the beginning of the year [2]	R$	26.34	R$	42.79		(1)	R$	41.80		(1)	(1)	R$	31.26		(3)	(1)		(3)	(1)		(3)	(1)				(3)
(b) lost during the year		-		-		-		-		-			-		-			-			-			-		-
(c) exercised during the year		-		-		(1)		-		(1)			-		-			-			-			-		-
(d) expired during the year		-		-		-		-		-			-		-			-			-			-		-
e fair value of options on the grant date	R$	3.19	R$	9.18	R$	24.67	R$	8.28	R$	17.79		R$	5.87	R$	31.35		R$	27.86		R$	31.24		R$	32.95	R$	24.16
f potential dilution in the case of exercise of all options granted		0.014%		0.008%		0.002%		0.011%		0.001%			0.010%		0.002%			0.006%			0.008%			0.005%		0.007%

Continuation
a body
b Number of members	21		Board of Statutoty Officers
c Number of compensated members	21
option granting year	2008		2009		2010				2011							2012						2013				2014				2015
d With respect to each stock option grant:
i. grant date		11/2/2008		3/3/2009		04/17/2010		02/28/2011		9/3/2011		04/19/2011		08/19/2011	02/24/2012		4/27/2012		02/27/2013		02/27/2013		02/27/2014		02/27/2014		02/27/2015		02/27/2015		02/29/2016		02/29/2016
ii. number of options granted		2,390,511		3,795,094		2,275,108		269,489		128,522		3,485,646		236,448	467,794		4,027,748		562,320		1,016,871		1,537,353		1,667,357		2,538,993		2,022,130		3,348,153		3,301,230
iii. term for the options to become exercisable		1/1/2013		1/1/2014		1/1/2015		50% at the 3rd year 50% at the 5th year		9/3/2014		1/1/2016		50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year		1/1/2017		1/3 each year		50% at the 3rd year 50% at the 5th year		1/3 each year		50% at the 3rd year 50% at the 5th year		1/3 each year		50% at the 3rd year 50% at the 5th year		1/3 each year		50% at the 3rd year 50% at the 5th year
iv. maximum term to exercise option		12/31/2015		12/31/2016		12/31/2017		n/a		3/8/2018		12/31/2018		n/a	n/a		12/31/2019		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a
v. term of restriction for the transfer of shares		50% at the 2nd year		50% at the 2nd year		50% at the 2nd year		50% at the 5th year 50% at the 8th year		n/a		50% at the 2nd year		50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year		50% at the 2nd year		n/a		50% at the 5th year 50% at the 8th year		n/a		50% at the 5th year 50% at the 8th year		n/a		50% at the 5th year 50% at the 8th year		n/a		50% at the 5th year 50% at the 8th year
vi. weighted average strike price:
(a) outstanding at the beginning of the year [2]	R$	40.28	R$	26.34	R$	42.79		(1)	R$	26.27	R$	41.80		(1)	(1)	R$	31.26		(3)		(1)		(3)		(1)		(3)		(1)		(3)		(1)
(b) lost during the year		-		-		-		-		-		-		-			-		-		-		-		-		-		-		-		-
(c) exercised during the year		-		-		-		(1)		-		-		(1)			-		-		-		-		-		-		-		-		-
(d) expired during the year		-		-		-		-		-		-		-			-		-		-		-		-		-		-		-		-
e fair value of options on the grant date	R$	4.27	R$	3.19	R$	9.18	R$	24.67	R$	6.25	R$	8.28	R$	17.79		R$	5.87	R$	31.35	R$	31.35	R$	27.86	R$	27.86	R$	31.24	R$	31.24	R$	24.16	R$	24.16
f potential dilution in the case of exercise of all options granted		0.043%		0.068%		0.041%		0.005%		0.002%		0.062%		0.004%			0.072%		0.010%		0.018%		0.028%		0.030%		0.045%		0.036%		0.060%		0.059%

Notes:

1.	For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2.	The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).
3.	(1) Granting of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.
4.	(2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.
5.	(3) Not applicable to shares.
6.	The item “d ii” considers the balance at the end of the fiscal year.

268

13.5 - Stock-based compensation - Year ended December 31, 2014
body	Board of Directors
Number of members	8
Number of compensated members	8
option granting year	2009						2010		2011						2012					2013		2014
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year [2]	R$	27.95		(1)	R$	33.10	R$	45.40		(1)	R$	44.35		(1)	R$	33,17	(2)		(3)	R$	45.40		(3)	R$	0.00
(b) lost during the year		-		-		-		-		-		-				-			-		-		-		-
(c) exercised during the year		-		(1)				-		(1)		-		(1)		-			-		-		-		-
(d) expired during the year		-		-		-		-		-		-		-		-			-		-		-		-
Potential dilution in the case of exercise of all options granted				0.023%				0.004%				0.005%				0.004%					0.005%		0.005%
grant of stock options:
grant date		03/03/09		03/06/09		08/10/09		04/17/10		02/28/11		04/19/11		08/19/11		04/27/12			02/27/13		02/27/14		02/27/15		01/01/14
number of options granted		632,092		42,540		592,324		231,287		12,454		263,012		5,379		245,912			135,653		249,788		258,329		224,813
term for the options to become exercisable		01/01/14		50% after 3 years 50% after 5 years		04/01/12		01/01/15		50% after 3 years 50% after 5 years		01/01/16		50% after 3 years 50% after 5 years		01/01/17			33%: 2014 33%: 2015 33%: 2016		33%: 2015 33%: 2016 33%: 2017		33%: 2016 33%: 2017 33%: 2018		100% 2015
maximum term to exercise option		12/31/16		03/06/14		12/31/14		12/31/17		03/31/16		12/31/18		09/30/16		12/31/19			02/27/16		02/27/17		02/27/18		01/01/15
term of restriction for the transfer of shares		2 years to 50%		without restriction		n/a		2 years to 50%		50%: 20/28/16 50%: 02/28/19		2 years to 50%		50%: 08/19/16 50%: 08/19/19		2 years to 50%			without restriction		without restriction		without restriction		without restriction
fair value of options on the grant date	R$	3.51	R$	13.79	R$	9.38	R$	10.10	R$	27.14	R$	9.11	R$	19.57	R$	6.46		R$	34.49	R$	30.65	R$	34.36	R$	33.81

Continuation
body	Board of Statutory Officers
Number of members	18
Number of compensated members	18
option granting year	2006		2007		2008		2009				2010		2011								2012							2013				2014
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year [2]	R$	29.11	R$	37.07	R$	42.74	R$	27.95		(1)	R$	45.40		(1)	R$	28.90	R$	44.35		(1)	R$	33.17	(2)		(3)		(1)		(3)		(1)		(3)		(1)
(b) lost during the year		-		-		-		-		-		-		-		-		-		-		-			-		-		-		-		-		-
(c) exercised during the year	R$	29.29	R$	34.38		-	R$	27.03		(1)		-		(1)	R$	26.27		-		(1)		-			-		-		-		-		-		-
(d) expired during the year		-		-		-		-		-		-		-		-		-		-		-			-		-		-		-		-		-
potential dilution in the case of exercise of all options granted		0.031%		0.045%		0.044%		0.073%				0.033%						0.063%							0.056%				0.060%				0.070%
grant of stock options:
grant date		02/21/2006		02/14/2007		02/11/08		03/03/09		03/06/09		04/17/10		02/28/11		03/09/11		04/19/11		08/19/11		04/27/12			02/27/13		02/27/13		02/27/14		02/27/14		02/27/15		02/27/15
number of options granted		1,700,958		2,485,310		2,445,714		3,989,406		44,434		1,818,302		266,227		206,838		2,781,658		208,706		3,109,472			996,427		1,100,524		1,700,174		1,633,735		1,937,215		1,946,768
term for the options to become exercisable		01/01/11		01/01/12		01/01/13		01/01/14		50% after 3 years 50% after 5 years		01/01/15		50% after 3 years 50% after 5 years		03/09/14		01/01/16		50% after 3 years 50% after 5 years		01/01/17			33%: 2014 33%: 2015 33%: 2016		50% after 3 years 50% after 5 years		33%: 2015 33%: 2016 33%: 2017		50% after 3 years 50% after 5 years		33%: 2016 33%: 2017 33%: 2018		50% after 3 years 50% after 5 years
maximum term to exercise option		12/31/13		12/31/14		12/31/15		12/31/16		03/06/14		12/31/17		03/31/16		30/08/18		12/31/18		09/30/16		12/31/19			02/27/16		02/27/16		02/27/17		02/27/17		02/27/18		02/27/18
term of restriction for the transfer of shares		2 years to 50%		2 years to 50%		2 years to 50%		2 years to 50%		without restriction		2 years to 50%		50%: 02/28/16 50%: 02/28/19		without restriction		2 years to 50%		50%: 08/19/16 50%: 08/19/19		2 years to 50%			without restriction		50%: 02/27/18 50%: 02/27/21		without restriction		50%: 02/27/18 50%: 02/27/21		without restriction		50%: 02/27/18 50%: 02/27/21
fair value of options on the grant date	R$	8.49	R$	7.19	R$	4.70	R$	3.51	R$	13.79	R$	10.10	R$	27.14	R$	6.87	R$	9.11	R$	19.57	R$	6.46		R$	34.49	R$	34.49	R$	30.65	R$	30.65	R$	34.36	R$	34.36

Notes:

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “I”.

4. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5. (3) Not applicable to shares.

6. The item “number of options granted” considers the balance at the end of the fiscal year.

269

13.5 - Stock-based compensation - Year ended December 31, 2013
body	Board of Directors
number of members	8
number of compensated members	8
option granting year	2008						2009						2010						2011						2012					2013
weighted average strike price:
(a) outstanding at the beginning of the year [2]		(1)		(1)		(1)	R$	26.49		(1)	R$	31.37	R$	43.02		(1)		(1)		(1)	R$	42.03		(1)	R$	31.43	(2)		(3)		(3)		(3)
(b) lost during the year		-		-		-		-		-		-		-		-		-		-		-				-			-		-		-
(c) exercised during the year		-		-		-		-		-	R$	31.37		-		-		-		-		-		-		-			-		-		-
(d) expired during the year		-		-		-		-		-		-		-		-		-		-		-		-		-			-		-		-
potential dilution in the case of exercise of all options granted				0.003%						0.023%						0.005%						0.005%				0.004%					0.008%
granting of stock options:
grant date		02/29/08		03/03/08		09/03/08		03/03/09		03/06/09		08/10/09		04/17/10		08/30/10		09/30/10		02/28/11		04/19/11		08/19/11		04/27/12			02/27/13		01/01/13		02/27/14
number of options granted		36,821		43,895		51,380		574,629		38,673		549,476		210,261		7,705		21,894		22,664		239,102		9,779		223,556			184,982		178,659		242,195
term for the options to become exercisable		09/03/12		03/03/13		09/03/13		01/01/14		03/06/14		04/01/12		01/01/15		50% after 3 years 50% after 5 years		50% after 3 years 50% after 5 years		50% after 3 years 50% after 5 years		01/01/16		50% after 3 years 50% after 5 years		01/01/17			33%: 2014 33%: 2015 33%: 2016		100%: 2014		33%: 2015 33%: 2016 33%: 2017
maximum term to exercise option		-		-		-		12/31/16		-		12/31/14		12/31/17		09/30/15		10/31/15		03/31/16		12/31/18		09/30/16		12/31/2019			02/27/2016		01/01/14		02/27/2017
term of restriction for the transfer of shares		without restriction		without restriction		without restriction		2 years for 50%		without restriction		none		2 years for 50%		50%: 08/17/15 50%: 08/17/18		50%: 09/30/15 50%:09/30/18		50%:02/28/16 50%:02/28/19		2 years for 50%		50%: 08/19/16 50%: 08/19/19		2 years for 50%			without restriction		without restriction		without restriction
fair value of options on the grant date	R$	28.17	R$	29.00	R$	22.51	R$	3.86	R$	15.17	R$	10.32	R$	11.11	R$	29.53	R$	32.48	R$	29.86	R$	11.02	R$	21.53	R$	7.11		R$	34.49	R$	33.81	R$	30.65

Continuation
body	Board of Statutory Officers
number of members	17
number of compensated members	17
option granting year	2006		2007		2008				2009				2010								2011						2012						2013
weighted average strike price:
(a) outstanding at the beginning of the year [2]	R$	27.59	R$	35.13	R$	40.50		(1)	R$	26.49		(1)	R$	43.02		(1)		(1)		(1)		(1)	R$	42.03		(1)		(1)	R$	31.43		(3)		(2)	(1)		(3)
(b) lost during the year		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-					-
(c) exercised during the year	R$	28.94		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-			-		-
(d) expired during the year				-		-		-		-		-		-		-		-		-		-		-		-		-		-		-			-		-
potential dilution in the case of exercise of all options granted		0.031%		0.049%		0.049%				0.086%						0.059%								0.078%						0.100%					0.017%
granting of stock options:
grant date		02/21/06		02/14/07		02/11/08		03/03/08		03/03/09		03/06/09		04/17/10		08/17/10		08/30/10		09/30/10		02/28/11		04/19/11		08/19/11		02/24/12		04/27/12		02/27/13		02/27/13			02/27/14
number of options granted		1,546,325		2,455,998		2,457,209		20,097		4,200,031		103,524		1,886,752		81,918		254,205		767,489		615,499		2,856,191		468,149		529,678		3,162,425		1,346,711		829,729			1,647,345
term for the options to become exercisable		01/01/11		01/01/12		01/01/13		03/03/13		01/01/14		50% after 3 years 50% after 5 years		01/01/15		50% after 3 years 50% after 5 years		50% after 3 years 50% after 5 years		50% after 3 years 50% after 5 years		50% after 3 years 50% after 5 years		01/01/16		50% after 3 years 50% after 5 years		50% after 3 years 50% after 5 years		01/01/17		33%: 2014 33%: 2015 33%: 2016		50% after 3 years 50% after 5 years			33%: 2015 33%: 2016 33%: 2017
maximum term to exercise option		12/31/13		12/31/14		12/31/15		-		12/31/16		-		12/31/17		09/30/15		09/30/15		10/31/15		03/31/16		12/31/18		09/30/16		03/31/17		12/31/19		02/27/16		03/31/18			02/27/17
term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%		without restriction		2 years for 50%		without restriction		2 years for 50%		50%: 08/17/15 50%: 08/17/18		50%: 08/17/15 50%: 08/17/18		50%: 09/30/15 50%: 09/30/18		50%: 02/28/16 50%: 02/28/19		2 years for 50%		50%: 08/19/16 50%: 08/19/19		50%: 02/24/17 50%: 02/24/20		2 years for 50%		without restriction		50%: 02/27/18 50%: 02/27/20			without restriction
fair value of options on the grant date	R$	9.34	R$	7.91	R$	5.17	R$	29.00	R$	3.86	R$	15.17	R$	11.11	R$	30.60	R$	29.53	R$	32.48	R$	29.86	R$	10.02	R$	21.53	R$	29.09	R$	7.11	R$	34.49	R$	28.06		R$	30.65

Notes:

1.	For illustrative purposes, we brought the information related to all stock-based payment models together in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2.	The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).
3.	(1) Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.
4	(2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.
5.	(3) Not applicable for shares.
6.	The item “number of options granted” considers the balance at the end of the fiscal year.

270

13.6	With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:

Outstanding options at the end of the year ended December 31, 2015
body	Board of Directors
number of members	9
number of compensated members	9
option granting year	2009		2010			2011				2012				2013		2014		2015
Options not yet exercised		3/3/2009		04/17/2010	02/28/2011		04/19/2011	08/19/2011	02/24/12		2/24/2012	02/27/2013	02/27/2013	02/27/2014	02/27/2014	02/27/2015	02/27/2015	04/30/2015	02/29/2016
i. Number		772,606		454,066	89,924		592,959	52,235	114,413		549,405	133,756	201,646	311,688	245,779	472,524	281,722	254,890	284,162
ii. Date on which the options will become exercisable		1/1/2014		1/1/2015	50% at the 3rd year 50% at the 5th year		1/1/2016	50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year		1/1/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	100% at 2016	1/3 each year
iii. Maximum term to exercise option		12/31/2016		12/31/2017	n/a		12/31/2018	n/a	n/a		12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
iv. Term of restriction to the transfer of shares		50% at the 2nd year		50% at the 2nd year	50% at the 5th year 50% at the 8th year		50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year		50% at the 2nd year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	n/a
v. Weighted average strike price for the year		-		-			-				-
vi. Fair value of options in the last day of the fiscal year	R$	3.10	R$	0.78	(1)	R$	1.56	(1)	(1)	R$	4.33	(2)	(1)	(2)	(1)	(2)	(1)	(2)	(2)
Exercisable options
i. Number
ii. Maximum term to exercise option
iii. Term of restriction to the transfer of shares
iv. Weighted average strike price for the year
v. Fair value of options in the last day of the fiscal year
vi. Fair value of total options in the last day of the fiscal year

Continuation
body	Board of Statutory Officers
number of members	21
number of compensated members	21
option granting year	2008		2009		2010			2011						2012				2013		2014		2015
Options not yet exercised						04/17/2010	02/28/2011		9/3/2011		04/19/2011	08/19/2011	02/24/24012	02/27/2013		04/27/2012	02/27/2013	02/27/2014	02/27/2014	02/27/2015	02/27/2015	02/29/2016	02/29/2016
i. Number						2,275,108.00	269,489		128,522		3,485,646	236,448	467,794	562,320		4,027,748	1,016,871	1,537,353	1,667,357	2,538,993	2,022,130	3,348,153	3,301,230
ii. Date on which the options will become exercisable						01/01/15	02/28/2016		03/08/16		01/01/16	08/19/2016	50% at the 3rd year 50% at the 5th year	1/3 each year		01/01/17	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year
iii. Maximum term to exercise option						12/31/2017	03/31/2016		03/08/18		12/31/2018	09/30/2016	03/31/2017	02/27/2016		12/31/2019	03/31/2018	02/27/2016	03/31/2019	02/27/2017	03/31/2020	02/27/2018	03/31/2020
iv. Term of restriction to the transfer of shares						50% at the 2nd year	50% at the 5th year 50% at the 8th year		n/a		50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	n/a		50% at the 2nd year	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year
v. Weighted average strike price for the year						-			-		-					-
vi. Fair value of options in the last day of the fiscal year					R$	0.78	(1)	R$	1.56	R$	1.56	(1)	(1)	(2)	R$	4.33	(1)	(2)	(1)	(2)	(1)	(2)	(1)
Exercisable options		11/2/2008		3/3/2009					9/3/2011
i. Number		2,390,511		3,795,094					43,027
ii. Maximum term to exercise option		12/31/2015		12/31/2016					03/08/16
iii. Term of restriction to the transfer of shares		50% at the 2nd year		50% at the 2nd year					n/a
iv. Weighted average strike price for the year		-		-				R$	23.88
v. Fair value of options in the last day of the fiscal year	R$	0.00	R$	3.10				R$	1.56
vi. Fair value of total options in the last day of the fiscal year	R$	0	R$	11,764,791

1.	For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2.	The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).
3.	(1) Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, "i".
4.	(2) Not applicable to shares.
6.	The item "number of options granted" considers the balance at the end of the fiscal year.

271

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2015
a body	Board of Directors								Board of Statutory Officers
b number of members	6								20
c number or compensated members	6								20
option granting year	2009		2010		2012		2013		2009		2010		2012		2013
d Options exercised:
I. Number of shares		66,836		29,898		37,730		-		344,530		159,934		260,152		-
II. Weighted average strike price	R$	27.17	R$	30.28	R$	34.13		-	R$	27.17	R$	30.28	R$	34.13		-
III. Difference between the strike price and the market value of shares relating to the options exercised	R$	60,152	R$	124,077	-R$	56,557		-	R$	310,077	R$	663,726	-R$	389,968		-
e Shares delivered:
I. Number of shares		-		-		58,602		73,137		-		-		291,894		449,097
II. Weighted average purchase price		-		-	R$	34.36	R$	34.36		-		-	R$	34.36	R$	34.36
III. Difference between the purchase price and the market value of shares purchased		-		-	-R$	74,366	-R$	92,811		-		-	-R$	370,413	-R$	569,904

Note:

1. The number of members of each body (item “b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of issuer.

272

13.7 – Options exercised – Year ended December 31, 2014

body	Board of Directors						Board of Statutory Officers
number or members	6						16
number of compensated members	6						16
option granting year	2009		2011		2013		2006		2007		2009		2011		2013
Options exercised
Number of shares		1,266,956		17,843		N/A		1,700,958		2,485,310		521,331		564,933		N/A
Weighted average & strike price	R$	29.78		(1)		N/A	R$	29.29	R$	34.35	R$	30.10	R$	26.27		N/A
Difference between the strike price and the market value of shares relating to the options exercised	R$	14,374,022	R$	591,023		N/A	R$	4,839,430	R$	10,230,307	R$	4,359,907	R$	17,154,418		N/A
Shares delivered
Number of shares		N/A		N/A		72,146		N/A		N/A		N/A		N/A		223,444
Weighted average purchase price		N/A		N/A	R$	33.76		N/A		N/A		N/A		N/A	R$	30.65
Difference between the purchase price and the market value of shares purchased		N/A		N/A	-R$	5,527		N/A		N/A		N/A		N/A	R$	174,286

Note:

1.	Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”
2.	The number of members of each body corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the issuer.

273

13.7 -Options exercised - Year ended December 31, 2013

body	Board of Directors						Board of Statutory Officers
number of members	2						8
number of compensated members	2						8
option granting year	2008		2009		2010		2008		2010
Options exercised
Number of shares		132,096		11,000		14,800		20,097		539,150
Weighted average strike price		(1)	R$	31.57		(1)		(1)		(1)
Difference between the strike price and the market value of shares relating to the options exercised	R$	3,738,474	R$	12,600	R$	455,898	R$	640,181	R$	16,547,379
Shares delivered
Number of shares		N/A		N/A		N/A		N/A		N/A
Weighted average purchase price		N/A		N/A		N/A		N/A		N/A
Difference between the purchase price and the market value of shares purchased		N/A		N/A		N/A		N/A		N/A

Note:

1. Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4. “i”.

274

13.8. Give a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, as well as an explanation of the pricing model for share and option value, indicating, at least:

a)	The pricing model

•    Simple Options: the Issuer adopts the binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices in each step – upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•    Stock-based Compensation: the fair value of the shares for stock-based compensation is the quoted market price of the Issuer’s preferred shares on the grant date.

•    Partners Program: the fair value of the Issuer’s shares received is the quoted market price of the Issuer’s preferred shares on the grant date discounted from the expected dividends.

b)      Data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate

•    Simple Options: the Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

The assumptions used are described as follows:

•	Price of the underlying asset: the share price of the Issuer´s preferred shares used for the calculation is the closing price at BM&FBOVESPA on the calculation base date;

•	Exercise price: as the strike price of the option, the strike price previously defined on the option issue is adopted, adjusted by the IGP-M variation;

•	Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, released by BM&FBOVESPA, adjusted by the IGP-M variation ;

•	Dividend rate: is the average annual return rate in the last three fiscal years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share;

•	Risk-Free Interest Rate: the applied risk-free rate is the IGP-M coupon rate, up to the expiry date of the option;

•	Stock option expiry date: the expiry date for the stock options will be established by the Personnel Committee at the time the options are granted, these being automatically extinguished at the end of the period. The term of each stock option series will begin on the date of issue and will expire at the end of the period which may vary between the minimum of five years and the maximum of 10 years; and

•	Vesting period of the option: the vesting period of each stock options series will be established by the Personnel Committee on the date of issue, and this period may vary between 1 and 7 years, as from the date of issue.

• Stock-based Compensation: not applicable, since differently from the other models, the number of shares is fixed based on the compensation amount established. After being established, the amount is converted into a number of shares, considering its market value.

275

• Partners Program: it adopts the average annual return rate in the last three fiscal years of Paid Dividends, plus Interest on Capital, to discount the quoted market price of the Issuer’s preferred shares on the grant date.

c) Method used and assumptions made to absorb the expected early exercise effects

Simple Options: the simple option pricing uses the binomial tree and takes into consideration the vesting period for the simple options. The vesting period of each series will be established by the Personnel Committee upon issue, and it may last from one year to seven years as from the grant date. Usually, the vesting period determined by the Committee is five years. From the end of the vesting period, the option can be exercised at any time until the expiry date of the option.

Stock-based Compensation: not applicable.

Partners Program: not applicable.

d) Method to determine expected volatility

Simple Options: Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the Issuer’s preferred shares, adjusted by the IGP-M.

Stock-based Compensation: not applicable.

Partners Program: not applicable.

e) If any other characteristic of the options was included in its fair value measurement

Simple Options: The historical series is adjusted for splits, bonuses, reverse splits, etc.

Stock-based Compensation: not applicable.

Partners Program: not applicable.

276

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body.

Base date: 31/12/2015
		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)
Companies		Shares			Shares			Shares			Shares
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	2,759,301,195	12,263,749	2,771,564,944	7,586	4,027,278	4,034,864	-	4,492,701	4,492,701	46,768	1,124,961	1,171,729

	Companhia E. Johnston de Participações	4,680	9,360	14,040	-	-	-	-	-	-	-	-	-
Parent	Companhia ESA	1,515,632,981	-	1,515,632,981	-	-	-	-	-	-	-	-	-
company	Itaúsa - Investimentos Itaú S.A.	1,594,619,973	704,447,038	2,299,067,011	-	2,400	2,400	-	23,398	23,398	-	-	-
	IUPAR - Itaú Unibanco Participações S.A.	355,227,096	350,942,273	706,169,369	-	-	-	-	-	-	-	-	-

Note: These shares are held directly.

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A., to BM&FBOVESPA to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358;

(2) except for those included in the item “Controlling Stockholders”;

(3) except for those included in items “Controlling Stockholders” and “Board of Directors”;

(4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers and Fiscal Council, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties.

277

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format:

a	body	Board of Directors				Board of Statutory Officers
b	number of members	2		1		8		6		4
c	number of compensated members	2		1		8		6		4
d	Plan name	ITAUBANCO CD (1)		Futuro Intellgente		ITAUBANCO CD (1)		Futuro Intellgente		Flexprev PGBL
e	number of management members that are eligible for retirement		1		1		2		1		1
f	conditions for early retirement		50 years of age		50 years of age		50 years of age		50 years of age		50 years of age
g	restated amount of contributions accumulated in the pension plan by the end of last year, less the portion relating to contributions made directly by management members	R$	4,097,925	R$	1,920,271	R$	21,296,964	R$	6,733,138	R$	325,813
h	total accumulated amount of contributions made in the previous year less the portion related to contributions made directly by management members	R$	122,309	R$	174,883	R$	659,489	R$	900,256	R$	159,000
i	whether mere is the possibility of early redemption and, if so, what the conditions are		No		No		No		No		No

Note:

1. The number of members of each body (Item “b”) corresponds to the number of management members that are active participants of the pension plans.

2. (1) The Defined Contribution pension plan was implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

13.11. In a table, please indicate, for the past three years, with respect the Board of Directors, Board of Statutory Officers, and Fiscal Council:

In view of the ongoing judicial discussion concerning the legal status of this item, the offering of information would construe a violation of the Officers’ individual rights. Accordingly, and due to the ruling granted in connection with the records of lawsuit No. 2010.51.010002888-5, pending at the 5th Federal Court of Rio de Janeiro, the Issuer will await to carry out the related disclosure.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the Issuer.

Except for the possibility of keeping the deferred portion of the variable compensation of the proportional annual amount and of keeping, on a temporary basis, some benefits (such as the health care plan), the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the Issuer’s result related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter.

2015
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	71%	29%	0%

2014
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	74%	40%	0%

2013
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	81%	49%	0%

278

13.14. With respect to the past three years, please indicate the amounts recognized in the Issuer’s result as compensation to the members of the Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, for any other reason other than the position they hold, such as commissions and consulting or advisory services provided.

Not applicable.

279

13.15 With respect to the past three years, please indicate the amounts recognized in the result of the Issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the Issuer’s Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason this amounts were paid to these persons.

2015 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	224,843,043	-	224,843,043
Companies under common control	-	-	-	-

2014 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	212,446,054	-	212,446,054
Companies under common control	-	-	-	-

2013 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	138,682,032	-	138,682,032
Companies under common control	-	-	-	-

13.16. Supply other information that the Issuer may deem relevant

Not applicable.

280

ITEM 14. HUMAN RESOURCES

14.1. Describe the issuer’s human resources, supplying the following information:

Number of employees (total, by groups based on the activity performed and by geographic location).

Employees

The number of employees within the Itaú Unibanco Group decreased in 2015 as compared to 2014, from 93,175 to 90,320. This reduction is a reflection of the natural turnover. We present in the tables below the total number of employees for the years ended December 31, 2015, 2014 and 2013, segmented by region (Brazil and abroad) and operating unit:

We present in the tables below the total number of employees for the years ended December 31, 2015, 2014 and 2013, segmented by region (Brazil and abroad) and operating unit:

Employees	As of December 31,			Variation
(Brazil and abroad)	2015	2014	2013	2015-2014		2014-2013

In Brazil	83,481	86,192	88,783	-2,711	(3.1)%	-2,591	(2.9)%
Abroad	6,839	6,983	6,913	-144	(2.1)%	-70	1.0%
Argentina	1,607	1,679	1,696	-72	(4.3)%	-17	(1.0)%
Chile	2,539	2,563	2,542	-24	(0.9)%	-21	0.8%
Uruguay	1,170	1,176	1,180	-6	(0.5)%	-4	(0.3)%
Paraguay	799	789	731	10	1.3%	58	7.9%
Europe	216	233	256	-17	(7.3)%	-23	(9.0)%
Other	508	543	508	-35	(6.4)%	-35	6.9%
Total	90,320	93,175	95,696	-2,855	(3.1)%	-2,521	(2.6)%

Employees	As of December 31,			Variation
(by operating unit)	2015	2014	2013	2015-2014		2014-2013

Retail banking	72,815	75,143	77,881	-2,328	(3.1)%	-2,738	(3.5)%
Wholesale banking	16,468	16,940	16,705	-472	(2.8)%	235	1.4%
Activities with the market and corporation	1,037	1,092	1,110	-55	(5.0)%	-18	(1.6)%
Total	90,320	93,175	95,696	-2,855	(3.1)%	-2,521	(2.6)%
281

b. Number of outsourced workers (total, by groups, broken down by activity performed and geographical location)

Outsourced workers (by activity)	Base date: December 31
	2015	2014	2014	2013	2013

Surveillance	13,530	13,944	13,944	13,531	13,531
Cleaning	4,936	4,727	4,119	4,109	4,109
Maintenance	2,206	2,538	1,214	3,100	1,776
Information Technology	9,513	8,632	3,739	7,995	3,109
Logistics/ Mail Room	2,574	2,129	1,849	1,849	1,849
Sales representatives	10,383	7,723	2,525	2,698	2,698
Legal services	0	0	33	43	43
Other (1)	2,631	2,492	2,459	1,828	1,828
Total	45,773	42,185	29,882	35,153	28,943

(1) Includes Facilities, HR services, and temporary labor.

In 2015, the number of outsourced workers increased as compared to previous years, driven by the inclusion of Rede's operation. Additionally, the number of workers from other categories, in 2013 and 2014, was revised in view of a change in the calculation methodology. The increased number of outsourced sales representatives was a result of the bank's change of strategy, the sales force of some operations and the inclusion of Rede's operations.

Outsourced workers (by geographical region)	Base date: December 31
	2015	2014	2014	2013	2013

South	5,766	4,872	2,919	4,531	3,561
Southeast	32,958	29,892	22,630	25,040	20,465
Central-west	1,954	2,094	1,402	1,677	1,339
Northeast	4,341	4,535	2,428	3,138	2,897
North	754	792	503	767	681
Total	45,773	42,185	29,882	35,153	28,943

Note: Does not include call centers and collection offices.

282

c) Turnover rate

Turnover rate is the ratio of employees hired to employees terminated (either voluntary or not) in a given period. We monitor this rate on a monthly basis and submit it to the Executive Committee.

Our turnover rate for 2015 ended on December 31 was 10.6%. We invested in an employee redeployment program, which is intended to create in-house opportunities taking into account the availability of open positions and the professional profile of internal candidates..

The Relocation Center receives employees in times of career transition, coming from areas undergoing restructuring, among others. The process consists in monitoring the employees that were indicated, accomplishing dynamic group or individual interviews, crossing with the opportunities available in all companies of the Group. As a result of this work, in 2015, 309 employees of various levels were sent to the Relocation Center, of whom 185 won new opportunities internally.

In 2015, most of the employee terminations occurred in the age group between 30 and 50 years old and the hiring of employees in the age group below 30 years old.

Turnover Rate=	Total terminations
(Total employees in the beginning of the period + Total employees at the end of the period)/2

(1)	Employees abroad, interns, apprentices, disability retirees, expatriates and officers are disregarded

14.2. Comment on any relevant change occurred with respect to the figures disclosed in item 14.1 above

Note:

item 14.1 c, data for 2015 account for employees of Itaú BBA.

Considers companies managed by the People Area, except Institutes, Foundations, Assoc. Itaú Unibanco, Itaú Seg Solução (operation sold) and Redecard.

Expatriates, disability retirees, interns and apprentices are disregarded.

Companies considered : Itaú BMG Consig, Banco Itaucard, Icarros, Credicard Promotora, Fic Promotora, Hipercard, Itau Adm Prev, Itaú BMG Gestão, Itaú Seguros, Itaú Unibanco, Holding, Itauseg Saude, Kinea Investimentos, Kinea Private, Luizacred, Marcep, Megabonus, Microinvest, Pro-Imovel, Provar Negócios and Trishop.

283

14.3. Describe the issuer’s employee compensation policies, informing:

a) Salary and variable compensation policy

We adopt market parameters and benefit and compensation strategies that vary according to the business area of each employee. This alignment is measured periodically through the commissioning of salary surveys from specialized consultancies, participation in surveys conducted by other banks, as well as participation in specialized forums specialized in compensation.

The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance regarding these duties. Employees have their fixed compensation changed according to the Policy on Promotion and Merit, which takes into consideration the seniority of the employee and their individual performance when carrying out their duties.

The variable compensation, in turn, acknowledges the level of dedication, the results achieved and its short, medium and long-term sustainability. In addition, employees are entitled to salary adjustments and profit sharing, established in collective bargaining agreements applicable in their respective jurisdictions.

b) benefit policy

We provide several benefits established in the applicable collective bargaining agreements entered into with unions that represent many professional categories of our employees. The conditions of these benefits are established in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.). There are also additional benefits, such as: (i) medical and dental care plan, (ii) private pension plan, (iii) group life insurance, (iv) psychosocial services, and (v) differentiated treatment in the use of banking products and services. Granting of these benefits may vary according to the category of employees and/or the market or considerations about jurisdictions applicable specifically to an employee.

c) characteristics of the stock-based profit sharing plans to employees, identifying:

Our stock-based profit sharing was prepared specifically for management members and top executives and its purpose is to recognize those who stood out during the year in course. The profit sharing plan covers the granting of preferred shares (ITUB4) – or equivalent instruments, subject to the limits established by the Compensation Commitee. One third of the instruments is delivered annually for a three-year period. The number of preferred shares or stock-based instruments granted is determined by the financial results of the organization/area and by individual performance. Preferred shares or stock-based instruments are delivered on the same date of the final portion of the profit sharing payment, as stipulated in the respective collective bargaining agreement. Stock-based compensation is not proportional to lenght of service. The price of preferred shares is calculated using the average price of IUB4 at BM&FBovespa on the previous 30 days.

We also have an institutional program called Partners Program, which contemplates the management membros and employees who made contributions and had outstanding performance, being all approved by the People Committee. The ilegible employees are entitled to use part of total variable compensation to purchase preferred shares or own shares. If they hold the ownership of these own shares for a three or five year term , free of any liens or encumbrances and other suspension conditions set forth in the program regulation, the return on investment will be the receipt of our preferred shares, or Partners Shares also for three or five year terms. These partners shares will remain subsequently unavailable, for five and eight years terms as from the initial investment in own shares. The Partner Program may consider other instruments derived from shares, in addition to shares.

14.4. Describe the relations between the issuer and unions, indicating whether there were stoppage and strikes in the three past years

We keep a permanent channel of dialogue with activities of unions that represent all our employees, in several professional categories. Among our principles, we have respect, transparency and direct relationship with these unions. Activities are performed focused on creative and negotiated solutions, aimed at minimizing possible differentes and trouble spots that involve our employees.

284

We ensure our employees the right of free association to unions and we acknowledge the rights and prerogatives of those who are elected for direction position in unions, in compliance with the Brazilian legislation in force and the collective agreements entered into by each professional category in which we take part. Additionally, we permit unionists to run affiliation campaigns, and, upon request, to hold meetings involving the entities, our managers and/or employees.

We keep our commitment to prioritize collective agreements and a permanent agenda of topics to be debated with the unions. This agenda enables us to solve conflicts on a more effectivey way and strengthens our commitment to keept the policy on permanent relationship and rights with the unions.

All our employees in Brazil have the support of collective bargaining agreements, with ensure rights additional to those granted by labor legislation, in addition to other benefits that may be granted to our employees on a non-recurring basis, in compliance with our policy.

In 2015, during the collective negotiation of the bank workers professional category, the financial sector faced a strike of 14 business days, which caused an average impact in 37.7% of our branches. As in the previous years, these stoppages did not result in losses for Itaú Unibanco, since the movement takes place in the whole national financial system. In addition, due to the growing volume of operations carried out by electronic channels, the impacts arising from the stoppage movement on our operations were minimum, proving the client with some alternatives to consummate its operations with the Bank.

During the salary negotiations of bank workers in 2014, the strike movement of the category took 5 business days, and impact our branches 25.4% in average during this period.

During the salary negotiations of bank workers in 2013, we faced a strike movement of during 18 business days, resulting in an impact in approximately 31.6% of our branches during this period.

All these demonstrations and strikes that affect our branches impact us partially, since some branches end up being released and there has never been a total network outage.

14.5. Supply other information that the Issuer may deem relevant

Not applicable.

285

ITEM 15. CONTROL AND ECONOMIC GROUP

15.1. Identify the stockholder or group of controlling stockholders, indicating for each one of them:

15.2. In a table, a list including the information below about stockholders or groups of stockholders that act jointly or represent the same interests, with an interest equal to or higher than 5% in the same class or type of shares, and that are not mentioned in item 15.1:

BASE DATE APRIL 27, 2016

Itaú Unibanco Holding S.A.	Common shares	%	Preferred shares	%	Total	%
IUPAR - Itaú Unibanco Participações S.A. Nationality: Brazilian	1,553,990,549	51.00000	-	-	1,553,990,549	25,969458
CNPJ 04.676.564/0001-08
Itaúsa - Investimentos Itaú S.A. Nationality: Brazilian	1,178,125,199	38.66458	102,620	0.003494	1,178,227,819	19,689913
CNPJ 61.532.644/0001-15
BlackRock, INC Nationality: American	-	-	212,075,817	7.221137	212,075,817	3,544098
Dodge & Cox Nationality: American	-	-	152,102,489	5.179058	152,102,489	2,541855
Treasury Shares	2,795	0.00009	55,022,579	1.873507	55,025,374	0,919555
Other	314,921,655	10.33533	2,517,572,246	85.722804	2,832,493,901	47,335122
Total	3,047,040,198	100.00000	2,936,875,751	100.000000	5,983,915,949	100,000000

286

BASE DATE SINCE FEBRUARY 27, 2009
IUPAR - Itaú Unibanco Participações S.A.	Common shares	%	Preferred shares	%	Total	%
Itaúsa - Investimentos Itaú S.A. Nationality: Brazilian	355,227,092	50.000000	350,942,273	100.000000	706,169,365	66.532101
CNPJ 61.532.644/0001-15

Cia. E. Johnston de Participações Nationality: Brazilian CNPJ 04.679.283/0001-09	355,227,092	50.000000	-	-	355,227,092	33.467899

Total	710,454,184	100.000000	350,942,273	100.000000	1,061,396,457	100.000000

BASE DATE SINCE APRIL 29, 2016
Companhia E. Johnston de Participações	Common shares	%	Preferred shares	%	Total	%
Fernando Roberto Moreira Salles Nationality: Brazilian	1,380	25.000000	2,760	25.000000	4,140	25.000000
CPF 002.938.068-53

João Moreira Salles Nationality: Brazilian	1,380	25.000000	2,760	25.000000	4,140	25.000000
CPF 667.197.397-00

Pedro Moreira Salles Nationality: Brazilian	1,380	25.000000	2,760	25.000000	4,140	25.000000
CPF 551.222.567-72

Walther Moreira Salles Júnior Nationality: Brazilian	1,380	25.000000	2,760	25.000000	4,140	25.000000
CPF 406.935.467-00

Total	5,520	100.000000	11,040	100.000000	16,560	100.000000

287

BASE DATE SINCE MAY 05, 2015
Itaúsa - Investimentos Itaú S.A.	Common shares	%	Preferred shares	%	Total	%
Companhia ESA Nationality: Brazilian CNPJ 52.117.397/0001-08	86,885,691	3.043355	25,011	0.000547	86,910,702	1.169710

Fundação Itaú Social	324,052,504	11.350625	6,588,007	0.143995	330,640,511	4.450010
Nationality: Brazilian CNPJ 59.573.030/0001-30

Opportunity Asset Adm. de Recursos de Terceiros Ltda.	-	-	230,415,088	5.036201	230,415,088	3.101100
Nationality: Brazilian CNPJ 05.395.883/0001-08

Fundação Petrobras de Seguridade Social - PETROS	430,098,937	15.065125	-	-	430,098,937	5.788596
Nationality: Brazilian CNPJ 34.053.942/0001-50

O. E. Setubal S.A. Nationality: Brazilian CNPJ 61.074.456/0001-90	6	0.000000	-	-	6	0.000000

Rudric ITH S.A. Nationality: Brazilian CNPJ 67.569.061/0001-45	221,941,363	7.773966	144,671,549	3.160578	366,612,912	4.934153

Alfredo Egydio Arruda Villela Filho	339,889,436	11.905347	186,801,616	4.080976	526,691,052	7.088606
Nationality: Brazilian CPF 066.530.838-88

Ana Lúcia de Mattos Barreto Villela Nationality: Brazilian CPF 066.530.828-06	339,889,412	11.905346	174,152,997	3.804647	514,042,409	6.918371

Ricardo Villela Marino Nationality: Brazilian CPF 252.398.288-90	60,276,559	2.111314	36,533,407	0.798514	96,809,966	1.302942

Rodolfo Villela Marino Nationality: Brazilian CPF 271.943.018-81	60,327,058	2.113083	36,606,772	0.800117	96,933,830	1.304609

Paulo Setubal Neto	108,511,239	3.800836	23,893,570	0.522244	132,404,809	1.782004
Nationality: Brazilian CPF 638.097.888-72

Carolina Marinho Lutz Setubal	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian CPF 077.540.228-18

288

Julia Guidon Setubal Nationality: Brazilian	1,919	0.000067	-	-	1,745	0.000026
CPF 336.694.358-08

Paulo Egydio Setubal Nationality: Brazilian	1,919	0.000067	-	-	1,745	0.000026
CPF 336.694.318-10

Maria Alice Setubal Nationality: Brazilian	58,979,153	2.065870	35,252,004	0.770506	94,231,157	1.268234
CPF 570.405.408-00

Fernando Setubal Souza e Silva Nationality: Brazilian	1,919	0.000067	-	-	1,919	0.000026
CPF 311.798.878-59

Guilherme Setubal Souza e Silva Nationality: Brazilian	1,919	0.000067	151,455	0.003310	153,374	0.002064
CPF 269.253.728-92

Tide Setubal Souza e Silva Nogueira Nationality: Brazilian	1,919	0.000067	621,369	0.013581	623,288	0.008389
CPF 296.682.978-81

Olavo Egydio Setubal Junior Nationality: Brazilian	96,047,520	3.364268	27,553,814	0.602246	123,601,334	1.663520
CPF 006.447.048-29

Bruno Rizzo Setubal Nationality: Brazilian	1,919	0.000067	-	-	1,919	0.000026
CPF 299.133.368-56

Camila Setubal Lenz Cesar Nationality: Brazilian	1,919	0.000067	1,915	0.000042	3,834	0.000052
CPF 350.572.098-41

Luiza Rizzo Setubal Kairalla Nationality: Brazilian	1,919	0.000067	7,806	0.000171	9,725	0.000131
CPF 323.461.948-40

Roberto Egydio Setubal Nationality: Brazilian	95,674,621	3.351206	28,876,914	0.631165	124,551,535	1.676309
CPF 007.738.228-52

Mariana Lucas Setubal Nationality: Brazilian	1,919	0.000067	-	-	1,919	0.000026
CPF 227.809.998-10

Paula Lucas Setubal Nationality: Brazilian	1,919	0.000067	-	-	1,919	0.000026
CPF 295.243.528-69

José Luiz Egydio Setubal Nationality: Brazilian	91,022,180	3.188244	25,023,918	0.546950	116,046,098	1.561836
CPF 011.785.508-18

Beatriz de Mattos Setubal da Fonseca Nationality: Brazilian	1,392,224	0.048766	79	0.000002	1,392,303	0.018739
CPF 316.394.318-70

289

Gabriel de Mattos Setubal Nationality: Brazilian	1,392,224	0.048766	79	0.000002	1,392,303	0.018739
CPF 348.338.808-73

Olavo Egydio Mutarelli Setubal Nationality: Brazilian	1,392,224	0.048766	79	0.000002	1,392,303	0.018739
CPF 394.635.348-73

Alfredo Egydio Setubal Nationality: Brazilian	95,237,233	3.335886	25,698,667	0.561698	120,935,900	1.627647
CPF 014.414.218-07

Alfredo Egydio Nugent Setubal Nationality: Brazilian	1,919	0.000067		-	1,919	0.000026
CPF 407.919.708-09

Marina Nugent Setubal Nationality: Brazilian	1,919	0.000067		-	1,919	0.000026
CPF 384.422.518-80

Ricardo Egydio Setubal Nationality: Brazilian	95,193,106	3.334340	27,454,775	0.600081	122,647,881	1.650688
CPF 033.033.518-99

Marcelo Ribeiro do Valle Setubal Nationality: Brazilian	1,919	0.000067	45,956	0.001004	47,875	0.000644
CPF 230.936.378-21

Rodrigo Ribeiro do Valle Setubal Nationality: Brazilian	1,919	0.000067	45,956	0.001004	47,875	0.000644
CPF 230.936.298-02

Patricia Ribeiro do Valle Setubal Nationality: Brazilian	1,919	0.000067	45,956	0.001004	47,875	0.000644
CPF 230.936.328-62

Treasury	-	-	-	-	0	-
Other	346,697,660	12.143819	3,564,707,811	77.914104	3,911,405,471	52.642649

Total	2,854,931,054	100.000000	4,575,176,570	100.000000	7,430,107,624	100.000000

290

BASE DATE SINCE APRIL 29, 2016

Companhia ESA	Common shares	%	Total	%
O. E. Setubal S.A.	6	0.000000	6	0.000000
Nationality: Brazilian
CNPJ 61.074.456/0001-90

Rudric ITH S.A.	221,941,363	13,312252	221,941,363	13,312252
Nationality: Brazilian
CNPJ 67.569.061/0001-45

Alfredo Egydio Arruda Villela Filho	339,889,436	20.386888	339,889,436	20.386888
Nationality: Brazilian
CPF 066.530.838-88

Ana Lúcia de Mattos Barreto Villela	339,889,412	20.386887	339,889,412	20.386887
Nationality: Brazilian
CPF 066.530.828-06

Ricardo Villela Marino	60,276,559	3.615445	60,276,559	3.615445
Nationality: Brazilian
CPF 252.398.288-90

Rodolfo Villela Marino	60,327,058	3.618474	60,327,058	3.618474
Nationality: Brazilian
CPF 271.943.018-81

Paulo Setubal Neto	108,511,239	6.508606	108,511,239	6.508606
Nationality: Brazilian
CPF 638.097.888-72

Carolina Marinho Lutz Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 077.540.228-18

Julia Guidon Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 336.694.358-08

Paulo Egydio Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 336.694.318-10

Maria Alice Setubal	58,979,153	3.537625	58,979,153	3.537625
Nationality: Brazilian
CPF 570.405.408-00

Fernando Setubal Souza e Silva	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 311.798.878-59

Guilherme Setubal Souza e Silva	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 269.253.728-92

Tide Setubal Souza e Silva Nogueira	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 296.682.978-81

Olavo Egydio Setubal Júnior	96,047,520	5.761021	96,047,520	5.761021
Nationality: Brazilian
CPF 006.447.048-29

Bruno Rizzo Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 299.133.368-56

291

Camila Setubal Lenz Cesar	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 350.572.098-41

Luiza Rizzo Setubal Kairalla	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 323.461.948-40

Roberto Egydio Setubal	95,674,621	5.738654	95,674,621	5.738654
Nationality: Brazilian
CPF 007.738.228-52

Mariana Lucas Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 227.809.998-10

Paula Lucas Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 295.243.528-69

José Luiz Egydio Setubal	91,022,180	5.459596	91,022,180	5.459596
Nationality: Brazilian
CPF 011.785.508-18

Beatriz de Mattos Setubal da Fonseca	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 316.394.318-70

Gabriel de Mattos Setubal	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 348.338.808-73

Olavo Egydio Mutarelli Setubal	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 394.635.348-73

Alfredo Egydio Setubal	95,237,233	5.712419	95,237,233	5.712419
Nationality: Brazilian
CPF 014.414.218-07

Alfredo Egydio Nugent Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 407.919.708-09

Marina Nugent Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 384.422.518-80

Ricardo Egydio Setubal	95,193,106	5.709772	95,193,106	5.709772
Nationality: Brazilian
CPF 033.033.518-99

Marcelo Ribeiro do Valle Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 230.936.378-21

Patricia Ribeiro do Valle Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 230.936.328-62

Rodrigo Ribeiro do Valle Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 230.936.298-02

Total	1,667,196,262	100.000000	1,667,196,262	100.000000

292

BASE DATE SINCE JANUARY 05, 2012

O. E. Setubal S.A.	Common shares	%	Total	%
Paulo Setubal Neto	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 638.097.888-72

Maria Alice Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 570.405.408-00

Olavo Egydio Setubal Júnior	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 006.447.048-29

Roberto Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 007.738.228-52

José Luiz Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 011.785.508-18

Alfredo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 014.414.218-07

Ricardo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 033.033.518-99

Total	700,000	100.000000	700,000	100.000000

293

BASE DATE SINCE APRIL 29, 2016

Rudric ITH S.A.	Common shares	%	Total	%
Maria de Lourdes Egydio Villela	1,319,030	0.150212	1,319,030	0.150212
Nationality: Brazilian
CPF 007.446.978-91

Ricardo Villela Marino	438,401,487	49.924894	438,401,487	49.924894
Nationality: Brazilian
CPF 252.398.288-90

Rodolfo Villela Marino	438,401,487	49.924894	438,401,487	49.924894
Nationality: Brazilian
CPF 271.943.018-81

Total	878,122,004	100,000000	878,122,004	100,000000

15.3 – Distribution of Capital

15.3. In a table, describe the general distribution of capital, as determined in the last annual general stockholders' meeting

a)	number of individual shareholders

b)	number of corporate shareholders (Excluding the corporate shareholder that is an institutional investor.)

c)	number of institutional investors

d)	number of outstanding shares, by class and type

Date of last general meeting/ Date of last update	04.27.2016

Number of stockholders - individuals	106.676

Number of stockholders - companies	12.002

Number of institutional investors	1.035

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares

Number of common shares (units)	288.633.338	9,47%
Number of preferred shares (units)	2.862.382.546	97,46%
Total	3.151.015.884	52,66%

294

15.4. Please insert a flowchart of the stockholders of the issuer and the economic group in which the issuer is included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% in a class or type of shares

15.4 – Flowchart of stockholders and economic group

(1) Date: 04.30.2016.

Percentage do not include treasury shares

(* ) In addition to treasury shares, percentage do not include the interest held by controlling stockholders.

(2) Date: 12.31.2015.

Direct and indirect subsidiaries

295

Direct and indirect controlling stockholders

Direct controlling stockholders

Itaúsa - Investimentos Itaú S.A.

IUPAR - Itaú Unibanco Participações S.A.

Indirect controlling stockholders

Alfredo Egydio Arruda Villela Filho

Alfredo Egydio Nugent Setubal

Alfredo Egydio Setubal

Ana Lúcia de Mattos Barretto Villela

Beatriz de Mattos Setubal da Fonseca

Bruno Rizzo Setubal

Camila Setubal Lenz Cesar

Carolina Marinho Lutz Setubal

Cia. E.Jonhston de Participações

Companhia ESA

Fernando Roberto Moreira Salles

Fernando Setubal Souza e Silva

Gabriel de Mattos Setubal

Guilherme Setubal Souza e Silva

João Moreira Salles

José Luiz Egydio Setubal

Julia Guidon Setubal

Luiza Rizzo Setubal Kairalla

Marcelo Ribeiro do Valle Setubal

Maria Alice Setubal

Maria de Lourdes Egydio Villela

Mariana Lucas Setubal

Marina Nugent Setubal

296

O.E. Setubal S.A.

Olavo Egydio Setubal Júnior

Olavo Egydio Mutarelli Setubal

Patrícia Ribeiro do Valle Setubal

Paula Lucas Setubal

Paulo Egydio Setubal

Paulo Setubal Neto

Pedro Moreira Salles

Ricardo Egydio Setubal

Ricardo Villela Marino

Roberto Egydio Setubal

Rodolfo Villela Marino

Rodrigo Ribeiro do Valle Setubal

Rudric ITH S.A.

Tide Setubal Souza e Silva Nogueira

Walther Moreira Salles Júnior

297

b) Issuer's main subsidiary and affiliated companies

c) Issuer's ownership interest in the group's companies

d) Group companies' ownership interest in the Issuer

e) Main companies under common control

The table below refers to items "b" and "e" above:

In Brazil	Participation on voting capital (%)	Share Capital (%)
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	1.51	2.04	Subsidiary
Itaú Administração Previdenciária Ltda.	0.00	0.00	Subsidiary
Itaú BBA Participações S.A.	100.00	100.00	Subsidiary

Itaú Corretora de Valores S. A.	-	2.87	Subsidiary

Itaú Seguros S.A.	0.00	0.00	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
Unibanco Negócios Imobiliários Ltda.	0.00	0.00	Subsidiary
Abroad
Itaú Chile Holdings, INC.	100.00	100.00	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
OCA S.A.	100.00	100.00	Subsidiary
OCA Casa Financiera S.A.	100.00	100.00	Subsidiary
ACO Ltda.	99.24	99.24	Subsidiary
Topaz Holding Ltd.	0.00	0.00	Subsidiary

15.5. With respect to any shareholders’ agreement filed at the issuer’s head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the Issuer, please indicate:

a) parties

Itaúsa (company controlled by the Egydio de Souza Aranha family) and Cia. E. Johnston (company owned by the Moreira Salles family) have a shareholders’ agreement to govern their relationships related to IUPAR, Itaú Unibanco Holding and their subsidiaries.

b) date of execution

January 27, 2009.

c) term of effectiveness

The Shareholders’ Agreement is in effect for a term of twenty (20) years from January 27, 2009 and may be automatically renewed for successive terms of ten (10) years, unless any stockholder requests otherwise, in writing, at least one year prior to the end of each effectiveness period.

d) description of the clauses related to the exercise of voting right and control power

The signatories of the shareholders' agreement undertake to vote, on a consistent and permanent basis, in all matters incumbent upon the Annual General Meetings and to elect the majority of the management members of the Company and its subsidiaries.

298

e) description of the clauses related to the appointment of management members or members of statutory committees

The Board of Directors of IUPAR is composed of 4 members, 2 of whom appointed by Itaúsa and 2 by Cia. E. Johnston, and its Board of Officers is composed of 4 members, 2 of whom are appointed by Itaúsa and 2 by Cia. E. Johnston. The Board of Officers of Itaú Unibanco Holding, as previously mentioned in this Form, is composed of at least 10 and at most 14 members. Currently, the Board of Directors is composed of 12 members, 6 of whom jointly appointed by Itaúsa and by Cia. E. Johnston and, 2 of them are appointed by Itaúsa, due to the indirect interest in our capital.

f) description of the clauses related to the transfer of shares and the preemptive right to purchase them

The shares held by Itaúsa and Cia. E. Johnston at IUPAR cannot be transferred until November 3, 2018. After this period, if one of the parties decides to transfer the shares of IUPAR it holds, the other party may opt to (i) exercise the preemptive rights and purchase the shares, or (ii) exercise the tag-along right under the same terms and conditions, or (iii) waive both preemptive and tag-along rights. Itaúsa may, through its own free will, transfer the shares of Itaú Unibanco Holding that it directly owns. If the parties decide to jointly transfer the totality of their shares of IUPAR, Itaúsa may exercise its tag-along right in order to include all or a portion of the shares of Itaú Unibanco Holding that it directly owns.

g) description of the clauses that restrict or condition the voting rights of the members of the Board of Directors

The members of the Board of Directors appointed by Itaúsa and IUPAR vote together.

15.6. Indicate relevant changes in the ownership interests of the issuer’s control group and management members.

Until December 31, 2015, there were no relevant changes in the ownership interests of the issuer’s control group and management members.

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating, when the issuer or any of its subsidiaries or affiliates is involved (At the time of the annual presentation of the reference form, information should refer to the three past years. In case of presentation of the reference form due to a registration request for the distribution of securities, information should refer to the three past years and the current year.

a) event

b) main business conditions

c) companies involved

d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members

e) corporate structure before and after the transaction

f) mechanisms adopted to ensure the equitable treatment among shareholders

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$500 million or that have been subject to disclosure of material fact in the past three years.

299

2015

Recovery

Event	Acquisition of ownership interest in Recovery do Brasil Consultoria S.A. (“Recovery”).

Main conditions of the transaction	At December 31, 2015, we entered into a purchase and sale agreement and other covenants ("Agreement") with Banco BTG Pactual S.A. (“BTG”) through which we undertook to acquire 81.94% of ownership interest in of Recovery’s capital, corresponding to BTG’s total interest in Recovery.

Together with the acquisition of ownership interest in Recovery’s capital, Itaú Unibanco undertook, in the same transaction, to acquire approximately 70% of a portfolio of R$38 billion (face value) in credit rights related activities of recovery of portfolios held by BTG.

After the compliance with certain conditions established in the agreement (including obtaining the required regulatory authorizations), the acquisition amount of Recovery and portfolios was R$ 1.210 billion restated from the execution date to the closing date. The transfer of shares and financial settlement of the transaction occurred on March 31, 2016, and the amount paid is subject to adjustment at a future price.

Companies involved	Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There were no changes in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After the compliance with the conditions precedent set forth in the agreement, among which is the obtainment of the required regulatory authorizations, Itaú Unibanco became the holder of 89.08% interest in Recovery, of which 81.94% was acquired from BTG and 7.14% was acquired from other stockholders.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it does not have effects on the equitable treatment of the Issuer’s stockholders.

300

ConectCar

Event

Main conditions of the transaction	On October 21, 2015, we entered into, through our subsidiary Rede, a share purchase and sale agreement in which we undertook to acquire from Odebrecht Transport S.A. 50% of capital of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), for R$170 million. The remaining percentage (50%) of ConectCar’s capital is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar is a company that provides intermediation services for automatic payment of toll, fuel and parking lot. In October 2015, it was listed second in the ranking of the largest companies in this sector. Conectcar’s control will be shared between Rede and Ipiranga Produtos de Petróleo S.A.

The implementation of purchase and sale of shares and execution of the shareholders’ agreement between Rede and Ipiranga Produtos de Petróleo S.A. was on January 29, 2016, after the compliance with the usual conditions precedent in this type of transaction, including obtaining the applicable regulatory approvals.

Companies involved	Redecard S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There were no changes in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After the compliance with the usual conditions precedent in this type of transaction, including obtaining the applicable regulatory approvals, Rede acquired 50% of ConectCar’s capital.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it does not have effects on the equitable treatment of the Issuer’s stockholders.

301

2014

Via Varejo

Event	Termination of operating agreements between Itaú Seguros S.A. (“Itaú Seguros”) and Via Varejo S.A. (“Via Varejo”).

Main conditions of the transaction	On October 1, 2014, the operating agreements between Itaú Seguros S.A. and Via Varejo S.A. related to offer of extended warranty insurance at the stores of Ponto Frio and Casas Bahia were terminated before their maturity. As a result of this advanced termination by Via Varejo S.A., this company paid to Itaú Seguros S.A. the amount of R$ 584 million on October 8, 2014, which corresponds mostly to the refund of amounts disbursed by Itaú Seguros S.A. pursuant to these agreements, duly restated.

Companies involved	Itaú Seguros and Via Varejo.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There were no changes in the Issuer’s corporate structure.

Corporate structure before and after the transaction	There were no changes in the Issuer’s corporate structure.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it does not have effects on the equitable treatment of the Issuer’s stockholders.

302

Large Corporate P&C Insurance Business

Event	Sale of Itaú Seguros Soluções Corporativas S.A. (“ISSC”) (Large Corporate P&C Insurance Business).

Main conditions of the transaction	On July 4, 2014, we entered into a “Share Purchase and Sale Agreement” with ACE Ina International Holdings, Ltd. (“ACE”), through which we undertook, including through certain subsidiaries, to sell our total interest in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

As a result of the spin-off of Itaú Seguros S.A., ISSC held large risk insurance operations of Itaú Unibanco Conglomerate, which clients were middle-market and large companies with policies with high amounts insured.

After the compliance with certain conditions set forth in the agreement(including obtainment of the required regulatory authorizations), the acquisition amount of ISSC was R$1.515 billion, paid in cash by ACE. The transfer of shares and the financial settlement of the transaction occurred on October 31, 2014, and the amount paid was adjusted byR$13.5 million on September 3, 2015 based on the difference between the stockholders' equity positions in the pro forma balance sheet and year-end balance sheet.

Companies involved	Itaú Unibanco Holding S.A., Itaú Seguros Soluções Corporativas S.A., Itaú Seguros S.A., Itauseg Participações S.A. and ACE Ina International Holdings, Ltd.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After the compliance with the conditions precedent set forth in the agreement, among which is the obtainment of the required regulatory authorizations, ACE Ina International Holdings, Ltd acquired the 100% shares of Itaú Seguros Soluções Corporativas S.A.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since there were no repercussions in the equitable treatment of Itaú Unibanco Holding stockholders.

303

Itaú CorpBanca

Event	Merger of operations of Banco Itaú Chile with CorpBanca in Chile and Colombia.

Main conditions of the transaction	On January 29, 2014, Itaú Unibanco Holding S.A. (“Itaú Unibanco Holding”) and its subsidiary, Banco Itaú Chile (“BIC”), entered into an agreement with CorpBanca and its controlling shareholders (Corp Group), establishing the terms and conditions of the union of operations between BIC and CorpBanca in Chile, Colombia and other countries where CorpBanca operates (“Transaction Agreement”). This merger will be consummated by means of (i) BIC’s capital increase in the amount of US$652 million, carried out by Itaú Unibanco Holding or one subsidiary, (ii) merger of BIC into CorpBanca; CorpBanca, with the cancellation of all BIC’s shares and issue of 172,048,565,857new shares by CorpBanca, attributed to BIC’s shareholders, so that the interests in the bank resulting from the merger (that will be called “Itaú CorpBanca”) are 33.58%, for Itaú Unibanco Holding, and 33.13%, for Corp Group, and (iii) subsequent integration of Itaú BBA Colômbia, S.A. into the operations of Itaú CorpBanca or its subsidiaries.

On June 2, 2015, Itaú Unibanco Holding, together with its subsidiary, BIC, entered into an amendment to the Transaction Agreement, agreeing to, among others, (i) allow CorpBanca to distribute to its stockholders additional dividends in the amount of (a) CLP$239.860 million in 2015 (equivalent to approximately US$395 million at that time) and (b) UF124,105 (unidades de fomento – Chilean indexed unit of value adjusted on a daily basis to reflect inflation of the previous month in Chile) (equivalent to approximately US$5 million at the time), at the same occasion it distributes the profits generated in 2015, and (ii) reduce the value of dividends that would be paid to BIC’s stockholders in relation to the distributable net income for the year ended December 31, 2014 by CLP$16,399 million (equivalent to approximately US$27 million).

In the last week of June 2015, BIC and CorpBanca held their Annual General Stockholders’ Meetings, when stockholders representing more than two thirds of each bank's capital approved the merger of BIC and CorpBanca, and the new provisions on dividend distribution agreed in the amendment to the Transaction Agreement.

On September 4, 2015, the last pending regulatory approval from the Chilean Superintedency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras) was obtained and the merger was completed on April 1st, 2016. Accordingly, Itaú Unibanco Holding now controls the surviving entity – Itaú CorpBanca – with 33.58% interest in its capital. Therefore, Itaú CorpBanca succeeded Banco Itaú Chile regarding its assets, liabilities, rights, obligations and licenses.

At the same date, Itaú Unibanco Holding and Corp Group entered into a shareholders’ agreement with the provisions regarding the election of management members, matters subject to the joint approval of Itaú Unibanco Holding and Corp Group, as well as the transfer of shares between Itaú Unibanco Holding and Corp Group and also for third parties.

Companies involved	Itaú Unibanco Holding S.A.; Banco Itaú Chile, Inversiones Corp Group Interhold Limitada, Inversiones Gasa Limitada, and CorpBanca.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

304

Corporate structure before and after the transaction	Itaú Unibanco Holding S.A. interest in Itaú CorpBanca is approximately 33.58%of the total shares. This percentage is the result from the share exchange ratio applied to BIC and CorpBanca’s shares, when the operation was completed on April 1st, 2016.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since there were no repercussions in the equitable treatment of Itaú Unibanco Holding stockholders.

305

Itaú BBA

Event	Partial spin-off of Banco Itaú BBA S.A (Itaú BBA).

Main conditions of the transaction	On January 31, 2014, the Stockholders’ Meetings of Itaú BBA and Itaú Unibanco S.A. (Itaú Unibanco) approved the partial spin-off of Itaú BBA and the transfer of a portion of the stockholders’ equity to Itaú Unibanco.

With the partial spin-off, Itaú BBA’s institutional treasury and corporate banking activities, including its securities and loan portfolios and all other assets and liabilities related to such activities, were transferred to Itaú Unibanco. Itaú BBA retained its investment banking and cash management activities.

The main motivation for the corporate restructuring process was the optimization of the capital structure of Itaú Unibanco, due to the new Basel III rules, and the intention to concentrate all financial intermediation activities of the Itaú Unibanco Group in Itaú Unibanco.

This transaction was approved by the Central Bank on May 02, 2014 and by the Central Bank of the Bahamas on May 12, 2014.

Companies involved	Itaú BBA and Itaú Unibanco.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	There was no change in the Issuer’s corporate structure.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it did not produce repercussions in the equitable treatment of Itaú Unibanco Holding stockholders.

306

BMG

Event	Joint Venture with Banco BMG S.A. ("BMG"), aimed at offering, distributing and making payroll loans in the Brazilian territory.

Main conditions of the transaction	On July 09, 2012, Itaú Unibanco S.A. entered into an association agreement with Banco BMG S.A. ("BMG"), a privately-held Brazilian bank, aiming at the offering, distribution and sale of payroll loans in Brazil (“BMG Association”). The BMG Association is structured as a new financial institution, Banco Itaú BMG Consignado S.A. ("Itaú BMG Consignado"), controlled by Itaú Unibanco S.A., which holds, directly, 70% of the total voting capital. BMG initially held the remaining thirty per cent (30%). The initial capital stock of the Association was one (R$1) billion reais. Itaú Unibanco S.A. is entitled to nominate the majority of the Board of Directors members and the majority of its officers, including the Chief Executive Officer. BMG has the right to appoint the commercial, operations and collections officers of the BMG Association, subject to Itaú Unibanco S.A.’s approval.

Until the merger of operations described below, BMG shared its distribution channels operated by baking correspondents with Itaú BMG Consignado, which had the right to finance seventy per cent (70%) of the payroll loans generated by such distribution channels. The remaining thirty percent (30%) were directly contracted by BMG.

The payroll loans granted to Itaú Unibanco S.A.’s clients through its branches and other exclusive channels remain separate from the operations related to the BMG Association. Itaú Unibanco and its affiliates also have the right to offer their products and services to the association customers.

This transaction was approved by the Brazilian Antitrust Authority (CADE) and the definitive agreements regulating the BMG Association were entered into on December 13, 2012, including an investment agreement setting forth the rights and obligations of each party with respect to the BMG Association. The closing of this transaction took place on January 7, 2013. In April, 2013, the Central Bank of Brazil approved the operation.

Additionally, on April 29, 2014, an agreement was entered into to establish the combination of the payroll loan activities of BMG and Itaú BMG Consignado, which will now be concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased, fully subscribed and paid up by BMG. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association.

After this capital increase, Itaú Unibanco S.A. became the holder of a sixty percent (60%) interest in the total and voting capital of Itaú BMG Consignado and BMG became the holder of the remaining forty percent (40%).

Accordingly, from July 25, 2014, and during the term of the BMG Association, Itaú BMG Consignado is the exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, and some exceptions set forth in the agreements that govern the BMG Association should be observed.

Companies involved	BMG and Itaú Unibanco

307

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco S.A became the holder of 60% of Itaú BMG Consignado’s total and voting capital

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since there were no repercussions in the equitable treatment of Itaú Unibanco Holding stockholders.

308

2013

Credicard

Event	Acquisition of Shares and Quotas of Credicard and Credicard Promotora.

Main conditions of the transaction	On May14, 2013, Itaú Unibanco S.A. (“Itaú Unibanco”), Banco Citibank S.A. and its affiliated company Corinth Hold Co LLC signed a purchase and sale agreement for the acquisition of 100% shares issued by Credicard and 100% of quotas of Credicard Promotora for the approximate amount of R$2.8 million. Responsible for the offer and distribution of financial services and products, mainly personal loans and credit cards, Credicard and Citifinancial have a base of 4.8 million credit cards and a consumer credit portfolio of R$7.3 billion (gross amount in December 2012). The transaction was completed on December 20, 2013.

On August 31, 2014, Credicard was merged into Banco Itaucard S.A.

Companies involved	Itaú Unibanco; Banco Citibank S.A., Corinth Hold Co LLC, Credicard and Credicard Promotora.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco Holding started to hold, through its subsidiaries, 100% of shares of Credicard and quotas of Credicard Promotora.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since there were no repercussions in the equitable treatment of Itaú Unibanco Holding stockholders.

15.8. Other relevant information

Additional Information on items 15.1/15.2

a) For the stockholding position of the stockholder BlackRock, Inc. (“BlackRock”), the company informed that, on March 30, 2011, it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRoc acquired 159,335,737 preferred shares of Itaú Unibanco Holding.

Considering the several corporate events in the company since the acquisition of interest, the changes in the stockholding position of BlackRock, which represents 7.221137% of the preferred shares and 3.544098% of the capital stock o BlackRock, are presented below.

309

STATEMENT OF CHANGES IN BLACROCK'S STOCKHOLDING POSITION

		BEGINNING
DATE	EVENT	BALANCE	EVENT	END BALANCE
03.30.2011	Beginning balance at 03.30.2011, as provided by BlackRock (*)	159,335,737	-	159,335,737
11.01.2011	Stock split/reverse split, according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04.19.2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06.11.2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07.31.2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817

(*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011.

b) For the stockholding position of the stockholder Dodge & Cox (“Dodge”), the company informed that, on October 21, 2015, it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as manager of investment and/or pension plans of employees, programmed retirement plans, donation foundations of some clients, Dodge acquired 152,102,489 preferred shares of Itaú Unibanco Holding on October 19, 2015.

c) The Annual and Extraordinary General Meeting held on April 27, resolved on the cancellation of 100,000,000 preferred book- entry shares, issued by the company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the share Buyback Programs approved by the Board of Directors of the Company. This cancellation was approved by the Central Bank of Brazil on 06/07/2016.

Additional Information on item 15.3

The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the December 31, 2015 base date.

The number of outstanding shares stated in item 15.3 hereof refers to the April 30, 2016 base date.

310

ITEM 16. TRANSACTIONS WITH RELATED PARTIES

16.1. Describe the issuer’s rules, policies and practices regarding the carrying out of transactions with related parties, as determined by the accounting rules that address this matter, indicating a formal policy, if any, adopted by the issuer and where it can be consulted

Our policy for transactions with related parties (Related Parties Policy) defines the concept of related party and establishes rules and procedures for transactions among them. It provides that such transactions must be carried out in writing, under market conditions, pursuant to our internal practices (such as the guidelines set forth in our Code of Ethics) and disclosed in our financial statements, according to materiality criteria defined by accounting standards. The transactions carried out between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3,750, of June 30, 2009.

These transactions are carried out at amounts higher than a certain limit and are subject to additional internal corporate governance procedures. In December 2014, our Related Parties Policy was amended to establish that transactions or sets of connected transactions with related parties involving, in the period of one year, amounts higher than R$1 million must be approved by our Related Parties Committee, composed entirely of independent members of our Board of Directors. Additionally, these transactions are submitted to the analysis of our Ethics and Ombudsperson Superintendency and reported to our Board of Directors on a quarterly basis. See: https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Politica_para _Transacoes_de_Partes_Rel acionadas_Ingl.pdf?title=Transactions With Related Parties Policy for our Related Parties Policy.

Instruction CVM No. 480/2009 requires that transactions with related parties that meet the conditions set forth by Schedule 30-XXXIII of such rule be disclosed within 7 (seven) business days of their occurrence, in accordance with the terms defined in such rule.

Additionally, Brazilian regulation sets forth that financial institutions are not allowed to grant loans, advances or guarantees to certain individuals and entities related to them.

These transactions are eliminated from the consolidated financial statements and also consider the absence of risk.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect stockholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco – Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev – Previdência Complementar and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed private pension companies that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”, entities maintained by Itaú Unibanco and subsidiaries to operate in their respective areas of interest;

The investments in Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and MCC Securities Inc.

311

16.2. Except for transactions carried out between the issuer and companies in which it directly or indirectly holds 100% of the capital stock, inform, with respect to transactions with related parties that, according to the accounting rules, should be disclosed in the issuer’s individual or consolidated financial statements and that have been entered into in the past three years or that are in effect in the current year:

a) Name of the related parties

•	Itaúsa Investimentos S.A.– Affiliated company

•	Duratex S.A.– Non-financial subsidiary of Itaúsa

•	Itaúsa Empreendimentos S.A.– Non-financial subsidiary of Itaúsa Investimentos S.A.

•	ITH Zux Cayman Company Ltd. – Non-financial subsidiary of Itaúsa Investimentos S.A.

•	Elekeiroz S.A.– Non-financial subsidiary of Itaúsa

•	Itautec S.A.– Non-financial subsidiary of Itaúsa

•	UBB Prev - Previdência Complementar – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	Fundação Itaú Unibanco - Previdência Complementar – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	FUNBEP – Fundo de Pensão Multipatrocinado – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	Instituto Itaú Cultural – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Fundação Itaú Social – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Instituto Unibanco de Cinema – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Associação Clube “A” – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

b) Relationship of the parties with the issuer

See items a), e) and f)

c) Date of transaction

See items e) and f)

d) Subject matter of the agreement

•	Interbank Investments

•	Securities and Derivative Financial Instruments

•	Interbank Deposits

•	Repurchase Agreements
312

•	Donations for investments in social projects according to Law No 8,313/91 Article 26

•	Rental for the Use of Common Structure

e) Whether the issuer is a creditor or debtor

See items e) and f)

313

f) Amount involved in the transaction

Consolidated														R$ million
Name of the Related Party	Relationship of the partner with the issuer	Transaction date	Subject matter of the agreement	Amount involved in the transaction			Existing balance		Result	Duration (due date)	Corresponding amount of such related party in the transaction, if it can be determined	Related guarantees and insurance policies	This relationship is aloan or another type of debt	Nature of and reasons for the transaction
Itaúsa Empreendimentos S.A.	ITAÚSA's non-financial subsidiary	12/30/2014	Repurchase agreements	-	63.55	-	63.55	-	7.43	01/26/2032	N/A	No	No	Funding
Duratex S.A.	ITAÚSA's non-financial subsidiary	08/29/2012	Repurchase agreements	-	41.28	-	41.28	-	8.96	01/26/2032	N/A	No	No	Funding
Elekeiroz S.A.	ITAÚSA's non-financial subsidiary	11/27/2012	Repurchase agreements	-	8.50	-	8.50	-	0.61	1/2/2025	N/A	No	No	Funding
Itautec S.A.	ITAÚSA's non-financial subsidiary	12/30/2014	Repurchase agreements	-	110.20	-	110.20	-	1.22	01/26/2032	N/A	No	No	Funding
Olímpia Promoção e Serviços S.A.	Subsidiary	12/30/2014	Repurchase agreements	-	10.77	-	10.77	-	1.22	2/1/2014	N/A	No	No	Funding
Itaúsa Investimentos Itaú S.A.	Affiliated	01/01 to 12/31/2015	Amounts receivable from/ (payable to) related companies		-		-		1.98	01/01 to 12/31/2015	N/A	No	No	Service provision
Fundação Itaú Unibanco - Previdência Complementar	Private pension plan entity	01/01 to 12/31/2015	Amounts receivable from/ (payable to) related companies	-	113.91	-	113.91		38.72	01/01 to 12/31/2015	N/A	No	No	Service provision
Olímpia Promoção e Serviços S.A.	Subsidiary	01/01 to 12/31/2015	Amounts receivable from/ (payable to) related companies	-	2.39	-	2.39	-	27.82	01/01 to 12/31/2015	N/A	No	No	Service provision
Itaúsa Investimentos Itaú S.A.	Affiliated	01/01 to 12/31/2015	Rent expenses		-		-	-	1.74	01/01 to 12/31/2015	N/A	No	No	Rent for using common structure
Fundação Itaú Unibanco - Previdência Complementar	Private pension plan entity	01/01 to 12/31/2015	Rent expenses		-		-	-	41.86	01/01 to 12/31/2015	N/A	No	No	Rent for using common structure
FUNBEP - Fundo de Pensão Multipatrocinado	Private pension plan entity	01/01 to 12/31/2015	Rent expenses		-		-	-	12.48	01/01 to 12/31/2015	N/A	No	No	Rent for using common structure
Instituto Itaú Cultural	Non-profit organization	01/01 to 12/31/2015	Donation expenses		-		-	-	83.00	01/01 to 12/31/2015	N/A	No	No	Donations for social project investments
Associação Clube "A"	Non-profit organization	01/01 to 12/31/2015	Donation expenses		-		-	-	1.44	01/01 to 12/31/2015	N/A	No	No	Donations for social project investments

314

g) Existing balance

See item f).

h) Amount corresponding to the interest of the related party in the transaction, if it can be calculated

Not applicable.

i) Related guarantees and insurances

Not applicable.

j) Term of the relationship

See item f)

k) Termination or extinction conditions

Not applicable.

l) When the relationship is a loan or other type of debt, please also state:

i – Nature and reasons for the transaction

ii – Interest rate charged

Not applicable.

16.3. With respect to each of the transactions or group of transactions mentioned in item 16.2 above that took place in the previous year: a) identify the measures taken to address conflicts of interest; and b) show the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment

The consolidated transactions presented in Item 16.2, base date December 31, 2015, between Itaú Unibanco Holding S.A. and related parties were carried out at amounts, rates and terms that are usual in the market, on an arm’s length basis, and, therefore, they do not give rise to any benefit or loss for the parties, particularly:

•	Interbank Deposits – rates and terms agreed upon are similar to those applied to transactions in the market;

•	Securities – rates and terms agreed upon are similar to those used in the market;

•	Repurchase Agreements – the rates used are similar to those used in transactions with third parties;

•	Donations – made in compliance with the entities’ respective bylaws and social projects to be implemented;

•	Rental expenses – in accordance with the usual market practices, subject to annual adjustment at the variation of IGPM/FGV (general market price index published by Fundação Getúlio Vargas);

•	Amounts payable to related companies – price adjustment related to the purchase of investment the variation of which is reflected in accordance with the change in the market value of the purchased investment;

•	Revenue / Expenses from the Provision of Services – services of custody, brokerage and portfolio management;

16.4. Supply other information that the issuer may deem relevant

Not applicable.

315

ITEM 17. CAPITAL

17.1. Prepare a table containing the following information on capital:

a) issued capital, separated by class and type

a) subscribed capital, separated by class and type

a) paid-up capital, separated by class and type

d) term for the payment of unpaid capital, separated by class and type

e) authorized capital, stating number of shares, value and authorization date

17.1. Prepare a table containing the following information on capital:

	Authorized capital	Issued capital	Subscribed capital	Paid-up capital	Term for the payment of capital that has not yet been paid up	Date of last authorization

In Brazilian reais		85,148,000,000.00	85,148,000,000.00	85,148,000,000.00	-	04/27/2016
In shares	7,986,000,000	5,983,915,949	5,983,915,949	5,983,915,949	-	04/27/2016
Common shares	3,993,000,000	3,047,040,198	3,047,040,198	3,047,040,198	-	04/27/2016
Preferred shares	3,993,000,000	2,936,875,751	2,936,875,751	2,936,875,751	-	04/27/2016

f) securities convertible into shares and conditions for conversion:

Not applicable

17.2. Capital increases

See information in item 17.5 of this Form.

316

17.3 - Information on splits, reverse splits and bonus shares

	Number of shares before approval (Unit)			Number of shares after approval (Unit)
Date of	Number of	Number of	Number of	Number of	Number of	Number of
approval	common shares	preferred shares	total shares	common shares	preferred shares	total shares
Bonus shares
04/29/2015	2,770,036,544	2,760,796,137	5,530,832,681	3,047,040,198	3,036,875,751	6,083,915,949

Bonus shares
04/23/2014	2,518,215,040	2,509,814,670	5,028,029,710	2,770,036,544	2,760,796,137	5,530,832,681

Bonus shares
04/19/2013	2,289,286,400	2,281,649,700	4,570,936,100	2,518,215,040	2,509,814,670	5,028,029,710

17.4. Information on capital reduction

No capital reduction.

317

17.5 – Other relevant information

Item 17.1 – Information - capital

The Annual and Extraordinary General Meeting held on April 27, resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the share Buyback Programs approved by the Board of Directors of the Company. This cancellation was approved by the Central Bank of Brazil on 06/07/2016.

I – Supplementary information related to changes in the Company’s capital that took place in the past three years.

Item 17.2 – Capital increases

Date of resolution	Body that resolved on the increase	Date of issue	Total amount of increase		Number of securities issued	Issue price	Payment method	Criterion	Private or public subscription	% in relation to last capital

04/19/2013	Stockholders ’ Meeting	04/19/2013	R$	15,000,000,000.00	228,928,640 book-entry common shares 228,164,970 book-entry preferred shares	32.816035	Reserve capitalization and bonus shares	N/A	N/A	33,33
04/23/2014	Stockholders ’ Meeting	04/23/2014	R$	15,000,000,000.00	251,821,504 book-entry common shares 250,981,467 book-entry preferred shares	29.832759	Reserve capitalization and bonus shares	N/A	N/A	25,00
04/29/2015	Stockholders ’ Meeting	04/29/2015	R$	10,148,000,000.00	277,003,654 book-entry common shares 276,079,614 book-entry preferred shares	18.348051	Reserve capitalization and bonus shares	N/A	N/A	13,53

318

II – Bonus Shares

At an Extraordinary General Meeting held on April 23, 2014, our stockholders approved the increase in capital stock in the amount of R$15,000,000,000.00 (fifteen billion reais), the said capital stock increasing from R$60,000,000,000.00 (sixty billion reais) to R$75,000,000,000.00 (seventy-five billion reais), through the capitalization of values recorded in Revenue Reserves of the Issuer.

The capital increase will be effected through a bonus in shares with the issue of 502,802,971 new shares, being 251,821,504 common and 250,981,467 preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each 10 (ten) shares held, the shares held as treasury stock also to enjoy bonus rights. There will be no change in the distribution of dividends policy as a result of this approval. The transaction was approved by the Central Bank on May 19, 2014.

III – Bonus Shares

At an Extraordinary General Meeting held on April 29, 2015, our stockholders approved the increase in capital stock in the amount of R$10,148,000,000.00 (ten billion and one hundred forty-eight million reais), the said capital stock increasing from R$75,000,000,000.00 (seventy-five billion reais) to R$85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais), through the capitalization of values recorded in Revenue Reserves of the Issuer.

The capital increase will be effected through a bonus in shares with the issue of 553,083,268 new shares, being 277,003,654 common and 276,079,614 preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each 10 (ten) shares held, the shares held as treasury stock also to enjoy bonus rights. There will be no change in the distribution of dividends policy as a result of this approval. The transaction was approved by the Central Bank on June 25, 2015.

319

ITEM 18. SECURITIES

18.1. Rights of shares

a) right to dividends

b) voting right

c) convertibility into other class or type of share, indicating:

i. conditions

ii. effects on capital

d) rights to capital reimbursement

e) right to be included in the public offering of shares in the event of a sale of the company's controlling stake

f) restrictions on outstanding securities

g) conditions for changing the rights assured by such securities

h) possibility of redemption of shares, indicating:

i. cases for redemption

ii. formula for the calculation of the redemption amount

i) other relevant characteristics

j) foreign issuers must identify the differences between the characteristics described in items “a” to “i” and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer’s country or of the country in which the foreign issuer’s securities are held

Type of shares or CDA	Common shares
Tag Along	80%
Right to dividends	Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of the Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision.
Preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.
After the priority of dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.
Voting right	Full
Convertibility	No
Rights to capital reimbursement	Yes
Description of capital reimbursement characteristics	In the case of the liquidation of the issuer, the stockholders will receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations.
In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in Annual General Stockholders’ Meeting may leave the Issuer, upon reimbursement of the amount of their shares, in which cases the reimbursement will be based on the book value of the share.
Restriction on outstanding securities	No
Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the law that change the rights assured by the securities issued by the Issuer.
possibility of redemption of shares, indicating:	Yes, as set forth by current legislation
cases for redemption	Definitive withdrawal of redeemable shares as set forth by current legislation
formula for the calculation of the redemption amount	Not applicable
Other relevant characteristics	Not applicable
Characteristics of foreign issuers' shares	Not applicable

18.1. Rights of shares

a) right to dividends

b) voting right

c) convertibility into other class or type of share, indicating:

i. conditions

ii. effects on capital

d) rights to capital reimbursement

e) right to be included in the public offering of shares in the event of a sale of the company's controlling stake

f) restrictions on outstanding securities

g) conditions for changing the rights assured by such securities

h) possibility of redemption of shares, indicating:

i. cases for redemption

ii. formula for the calculation of the redemption amount

i) other relevant characteristics

described and those imposed by rules of the foreign issuer’s country or of the country in which the foreign issuer’s securities are held

Type of shares of CDA	Preferred shares
Tag Along	80%
Right to dividends	Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of the Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision.
Preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.
After the priority of dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.
Voting right	None (except in accordance with Article 111, paragraph 1 of Brazilian Corporate Law)
Convertibility	No
Rights to capital reimbursement	Yes
Description of capital reimbursement characteristics	In the case of the liquidation of the issuer, the stockholders will receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations.
In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in Annual General Stockholders’ Meeting may leave the Issuer, upon reimbursement of the amount of their shares, in which cases the reimbursement will be based on the book value of the share.
Restriction on outstanding securities	No
Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the law that change the rights assured by the securities issued by the Issuer.
possibility of redemption of shares, indicating:	Yes, as set forth by current legislation
cases for redemption	Definitive withdrawal of redeemable shares as set forth by current legislation
formula for the calculation of the redemption amount	Not applicable
Other relevant characteristics	Not applicable
Characteristics of foreign issuers' shares	Not applicable

320

18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant stockholders or that force them to carry out a public offering

Not applicable.

18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the by-law

Not applicable.

18.4. In a table, please inform the trading volume, as well as the average daily price and the highest and lowest prices of securities traded at stock exchanges or organized over-the-counter markets, in each of the quarters of the past three years

2015
Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)		Highest price (Brazilian reais)		Lowest price (Brazilian reais)		Average daily closing price (Brazilian reais)		Price factor
31/03/15	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$	28,077,438,130	R$	34.15	R$	29.52	R$	31.66	R$ per unit
30/06/15	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$	28,891,296,729	R$	35.91	R$	29.45	R$	32.82	R$ per unit
30/09/15	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$	30,759,592,554	R$	32.11	R$	24.72	R$	28.39	R$ per unit
31/12/15	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$	29,041,803,513	R$	30.29	R$	26.00	R$	27.83	R$ per unit
31/03/15	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$	263,231,927	R$	30.79	R$	27.00	R$	28.77	R$ per unit
30/06/15	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$	229,563,127	R$	32.66	R$	28.49	R$	30.51	R$ per unit
30/09/15	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$	133,236,076	R$	30.71	R$	23.81	R$	26.94	R$ per unit
31/12/15	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$	166,426,126	R$	28.00	R$	23.85	R$	25.59	R$ per unit

2014
Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)		Highest price (Brazilian reais)		Lowest price (Brazilian reais)		Average daily closing price (Brazilian reais)		Price factor
31/03/14	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$	21,254,591,034	R$	28.05	R$	23.89	R$	25.65	R$ per unit
30/06/14	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$	21,329,171,908	R$	31.49	R$	27.77	R$	29.87	R$ per unit
30/09/14	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$	25,876,191,313	R$	37.84	R$	28.47	R$	33.06	R$ per unit
31/12/14	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$	33,763,340,171	R$	37.07	R$	27.57	R$	32.52	R$ per unit
31/03/14	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$	265,972,522	R$	26.39	R$	21.74	R$	23.84	R$ per unit
30/06/14	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$	233,956,143	R$	29.39	R$	25.89	R$	27.77	R$ per unit
30/09/14	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$	737,471,671	R$	35.26	R$	26.86	R$	30.57	R$ per unit
31/12/14	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$	350,035,483	R$	32.64	R$	24.64	R$	29.09	R$ per unit

2013
Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)		Highest price (Brazilian reais)		Lowest price (Brazilian reais)		Average daily closing price (Brazilian reais)		Price factor
31/03/13	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$	17,804,402,662	R$	27.82	R$	24.73	R$	26.39	R$ per unit
30/06/13	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$	21,684,079,154	R$	27.64	R$	22.57	R$	25.52	R$ per unit
30/09/13	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$	21,771,379,155	R$	27.09	R$	21.36	R$	24.30	R$ per unit
31/12/13	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$	18,285,950,232	R$	28.69	R$	25.24	R$	26.81	R$ per unit
31/03/13	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$	504,856,255	R$	27.53	R$	23.37	R$	25.74	R$ per unit
30/06/13	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$	389,670,905	R$	27.29	R$	23.02	R$	25.46	R$ per unit
30/09/13	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$	212,253,152	R$	25.99	R$	21.98	R$	23.86	R$ per unit
31/12/13	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$	189,536,879	R$	27.14	R$	23.43	R$	25.17	R$ per unit

321

18.5. Describe securities issued in Brazil other than shares and that are not yet due or have not been redeemed, indicating

a) identification of the security

b) number

c) total face value

d) issue date

e) debt balance overdue at the end of the previous fiscal year

f) restrictions on outstanding securities

g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating:

i. conditions

ii. effects on capital

h) possibility of redemption, indicating:

i. cases for redemption

ii. formula for the calculation of the redemption value

i) When the securities are debt related, please indicate, when applicable:

i. the maturity, including early maturity conditions

ii. interest

iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee

iv. in the absence of a guarantee, whether the credit is unsecured or subordinated

v. possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends,
•	the disposal of certain assets,
•	the contracting of new debt,
•	the issue of new securities
•	and corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries

vi. the fiduciary agent, indicating the main terms of the agreement

j) any conditions for changing the rights assured by such securities

k) other relevant characteristics

Not applicable. For securities issued abroad by Itau Unibanco Holding S.A., see item 18.8

18.6. Brazilian markets in which the issuer’s securities are admitted for trading

The shares of Itau Unibanco were listed for trading on BM&FBOVESPA on March 24, 2003, in substitution of the securities issued by ITAUBANCO, which had been traded since October 20, 1944.

In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itau Unibanco is among the first companies that spontaneously signed up to the Differentiated Corporate Governance Index of BM&FBOVESPA - Level I on June 22, 2001.

322

18.7. With respect to each class and type of security admitted for trading in foreign markets, please indicate:

	ITUB (ADS - American Depositary Share)	ITUB4 (CEDEAR - Argentinean Certificates of Deposits)	Medium-Term Note Programme - Notes Series N.º 1
a. country	United States of America	Argentina	Grand Duchy of Luxembourg
b. market	New York Stock Exchange	Buenos Aires Stock Exchange	Luxembourg Stock Exchange
c. administrative entity of the market in which the securities are admitted for trading	U.S. Securities and Exchange Commission	Comisión Nacional de Valores	Commission de Surveillance du Secteur Financier
d. date of admission for trading	May 31, 2001	April 28, 1998	Depending on the issue
e. if applicable, indicate the trading segment	Nível II	-	Euro MTF
f. date the securities were first listed in the trading segment	February 21, 2002	April 28, 1998	Depending on the issue
g. percentage of trading volume abroad in relation to total trading volume of each class and type in the previous year	51% (1)	0%	N/A
of deposit certificates issued abroad in relation to each class and type of shares	29% (2)	0.001%(2)	N/A
i. if applicable, depository bank	The Bank of New York Mellon	Banco Itaú Buen Ayre	The Bank of New York Mellon
j. If applicable, custodian institution	Itaú Unibanco Holding S.A.	Itaú Unibanco Holding S.A.	The Bank of New York Mellon

(1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2015.

(2) Balance of outstanding ADSs or CEDEARs in relation to the preferred shares of capital stock outstanding at December 31, 2015.

In the United States

Our preferred shares are traded on the NYSE, in the form of American Depositary Shares (or ADSs, one ADS represents one preferred share), since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include disclosure of financial statements under IFRS since 2011 and compliance with U.S. legislative requirements, including the Sarbanes-Oxley Act of 2002.

Our ADSs are issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement dated May 31, 2001, as amended and restated on February 20, 2002 and on March 30, 2009, effective from April 3, 2009, among us, the depositary and the owners and beneficial owners of ADSs. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

We do not treat ADS holders as our shareholders and ADS holders have no stockholder rights, which are governed by Brazilian Corporate Law.. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADSs have ADS holder rights.

An investor may hold the ADSs directly, registered under his or her name, or indirectly, through a broker or another financial institution. The holders of our ADSs do not have the same rights as our stockholders, depositary and holders of corresponding shares in Brazil. The deposit agreement determines the rights and obligations of the ADS holders and is governed by New York Law.

In the event of a capital increase that maintains or increases the proportion of our capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to preferred shares in proportion to their interests and to common shares only to the extent necessary to prevent dilution of their interests.

In Argentina

We also issue Argentinean Certificates of Deposits (CEDEAR), which represent shares of foreign companies traded in Argentina. Our CEDEARs are backed by our preferred shares and they are traded at the Buenos Aires Stock Exchange (BCBA), a not-for-profit self-regulatory private association. The BCBA is responsible for registering business and publishing quotations and volume of transactions. Its inspection authority permits, among other measures, the suspension of a trading session whenever it is deemed necessary to control or prevent unusual variations in quotations.

323

18.8. Describe securities issued abroad, when relevant, indicating, if applicable:

a) identification of the security, indicating the jurisdiction;

b) number;

c) total face value;

d) issue date;

e) debt balance overdue at the end of the previous fiscal year;

f) restrictions on outstanding securities;

g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating:

i. conditions;

ii. effects on capital;

h. possibility of redemption, indicating:

i. cases for redemption;

ii. formula for the calculation of the redemption value;

i) when the securities are debt related, indicate:

i. the maturity, including early maturity conditions;

ii. interest;

iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee;

iv. in the absence of a guarantee, whether the credit is unsecured or subordinated;

v. possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends;
•	the disposal of certain assets;
•	the contracting of new debt;
•	the issue of new securities;
•	and corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries.

vi. any conditions for changing the rights assured by such securities;

vii. other relevant characteristics.

Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Programme)

On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., acting through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. Below is a description of: (i) the first issue of Subordinated Notes; (ii) the second issue of Subordinated Notes, (iii) the third issue of Unsecured Notes, (iv) the reopening of second issue of Subordinated Notes, (v) the fourth issue of Subordinated Notes, (vi) the reopening of fourth issue of Subordinated Notes, (vii) the fifth issue of Subordinated Notes; (viii) the sixth issue of the Subordinated Notes; (ix) the seventh issue of Subordinated Notes; and (x) the eighth issue of Unsecured Notes, all issued within the scope of the Program.

324

First Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,000,000,000.00

d. Issue Date: April 15, 2010.

e. Debt balance on December 31, 2015: R$3,947,729,395.00

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

325

Second Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,000,000,000.00

d. Issue Date: September 23, 2010.

e. Debt balance on December 31, 2015:R$3,890,497,515.00

f. Restrictions on Outstanding Securities:
The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

326

i. When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.75% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011.

iii.	Guarantees: Not applicable. Unsecured Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.
iv.	Type: Subordinated. See item “J” – Other relevant characteristics.
v.	Possible restrictions imposed on the issuer with respect to:
•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debt: Not applicable.
•	the issue of new securities: Not applicable.
•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

327

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

328

Third Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Senior Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: BRL500,000,000.00

d. Issue Date: November 23, 2010.

e. Debt balance on December 31, 2015: The issue was settled on November 23, 2015.

Reopening of the Second Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$250,000,000.00, being the second issue total amount, jointly with the first series,US$1,250,000,000.00. See item “J” – Other relevant characteristics.

d. Issue Date: January 31, 2011.

e. Debt balance on December 31, 2015:R$1,100,653,920.28

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

329

i. When the securities are debt-related, please indicate, when applicable:

i.        Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.        Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.75% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011.

iii.	Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.
iv.	Type: Subordinated. See item “J” – Other relevant characteristics.
v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debt: Not applicable.
•	the issue of new securities: Not applicable.
•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

330

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by reopening the second issue of Notes and are the second series of the second issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes of the second series of the second issue was January 31, 2011. The first day of listing of the Notes of the first series of the second issue was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item E – “Restriction on Outstanding Securities.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

331

Fourth Issue

a. Identification of the Issue, indicating the Jurisdiction : Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$500.000.000,00

d. Issue Date: June 21, 2011.

e. Debt balance on December 31, 2015: R$1,975,183,786.00

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.      Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.      Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

332

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning December 21, 2011.

iii.

Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated. See item “J” – Other relevant characteristics.
v.	Possible restrictions imposed on the issuer with respect to:
•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debt: Not applicable.
•	the issue of new securities: Not applicable.
•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.        Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.        Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú BBA International S.A. – London Branch, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: ((i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

333

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

334

Reopening of the Fourth Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$550,000,000.00, being the fourth issue total amount, jointly with the first series,US$1,050,000,000.00. See item “J” – Other relevant characteristics.

d. Issue Date: January 24, 2012.

e. Debt balance on December 31, 2015: R$2,147,640,000.00

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.        Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.       Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

335

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning December 21, 2012.

iii.	Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated. See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debt: Not applicable.
•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by reopening the fourth issue of Notes and are the second series of the fourth issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 4, 2012.

Of the total amount of the second series of the fourth issue of Subordinated Notes, US$50,000,000.00 come from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Itaú BBA USA Securities, Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, 338 managed by that stock exchange. The first day of listing of the Notes of the second series of the fourth issue was January 24, 2012. The first day of listing of the Subordinated Notes of the first series of the fourth issue was June 21, 2011.

336

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

337

Fifth Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c.	Total Face Value: US$1,250,000,000.00

d.	Issue Date: March 19, 2012.

e.	Debt balance on December 31, 2015: R$4,875,588,643.00

f.	Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is March 19, 2022.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.65% p.a.

338

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2012.

iii.	Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated. See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debt: Not applicable.
•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Itaú BBA Securities, Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

339

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

340

Sixth Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c.	Total Face Value: US$1,375,000,000.00

d.	Issue Date: August 06, 2012.

e.	Debt balance on December 31, 2015: R$5,488,040,479.00

f.	Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g.	Convertibility into Shares: Not applicable.

h.	Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is August 06, 2022.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.50% p.a.

341

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on 06 February and 06 August, 06 February, 2013.

iii.	Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated.

See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debt: Not applicable.
•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the sixth issue of Subordinated Notes, US $125,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was August 06, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item E – “Restriction on Outstanding Securities”.

342

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

343

Seventh Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c.	Total Face Value: US$1,870,000,000.00

d.	Issue Date: November 13, 2012

e.	Debt balance on December 31, 2015: R$7,351,872,835.00

f.	Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g.	Convertibility into Shares: Not applicable.

h.	Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i.	When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is May 13, 2023.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.125% p.a.

344

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 13 and November 13, beginning May 13, 2013.

iii.	Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type:

Subordinated. See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debt: Not applicable.
•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú BBA International, S.A. – London Branch, BB Securities Ltd., J.P. Morgan Securities LLC and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by this stock exchange. The first day of listing of the Notes was November 13, 2012.

345

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

346

Eight Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Senior Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: USD1,050,000,000.00

d. Issue Date: May 26, 2015.

e. Debt balance on December 31, 2015: R$4,110,448,215.58

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: The Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.      Maturity, including early maturity conditions

The maturity date of the Notes is May 26, 2018.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one -third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or be unable to honor payments of its debts, (iii) propose a plan of judicial recuperation or bankruptcy or promote any other action which implies an amendment to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days as from being proposed.

In case of any of the events (a), (b) and (c) above, an event of delinquency will only occur if the aggregate amount of the Debt in question, in relation to which any of the events mentioned in the above items has occurred, is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter.

347

Note Holders representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity.

ii.      Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 2.85% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 26 and November 26, beginning November 26, 2015.

iii.      Guarantees: Not applicable.

iv.       Type: Subordinated.

v.       Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debt: Not applicable.
•	the issue of new securities: Not applicable.
•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.       Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

vii.       Other relevant characteristics:

The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: BB Securities Ltd.; Citigroup Global Markets Inc.; Itaú BBA International plc; Merrill Lynch, Pierce, Fenner & Smith Incorporated; and Santander Investment Securities Inc. Requests for both the listing of the Notes in the official trading list of the Luxembourg Stock Exchange and for admission to trade the Notes in the Euro MTF market of the same exchange will be submitted.

An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 13, 2015. The first day of listing of the Notes was on May 26, 2015.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

348

18.9. Describe the public offerings for distribution carried out by the issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities

Not applicable.

18.10. Should the issuer have made a public offering of securities, indicate:

a) how the funds arising from the offering were used

Not applicable. No public offering of securities was carried out.

b) if there were any material differences between the effective use of funds and the proposed use indicated in the respective offering

Not applicable. No public offering of securities was carried out.

c) if there was any deviation, the reasons for such deviation

Not applicable. No public offering of securities was carried out.

18.11. Describe the public offerings for acquisition carried out by the issuer related to shares issued by third parties

Not applicable.

18.12. Other information considered relevant

Not applicable.

349

ITEM 19. REPURCHASE PLANS AND TREASURY SECURITIES

19.1 - Information on issuer's repurchase plans

19.1 - Informações sobre planos de recompra de ações do emissor

Data Deliberação	Período Recompra	Reservas e Lucros disp. (Reais)	Espécie	Classe	Qtde. prevista (Unidades)	% rel. circ.	Qtde. adquirida aprovadas (unidades)	PMP	Fator de Cotação		% adquirido
2/1/2016	03/02/2016 a	0.00	Ordinária		10,000,000	3.474074	0	0.00	R$	por unidade	0.000000
	02/08/2017		Preferencial		50,000,000	1.756396	0	0.00	R$	por unidade	0.000000

Outras Características: Obs.: 1)Reservas de Capital/Reserva de Ágio na Emissão de Ações e Reservas de Lucros/Reserva para Reforço do Capital de Giro; 2) % em relação a circulação: utilizando-se para cálculo o conceito de ações em circulação constante no Nível 1 de Governança Corporativa.

Data Deliberação	Período Recompra	Reservas e Lucros disp. (Reais)	Espécie	Classe	Qtde. prevista (Unidades)	% rel. circ.	Qtde. adquirida aprovadas (unidades)	PMP	Fator de Cotação		% adquirido
8/27/2015	28/08/2015 a	0.00	Ordinária		11,000,000	3.822281	0	0.00	R$	por unidade	0.000000
	26/08/2016		Preferencial		50,000,000	1.711276	49,980,000	27.33	R$	por unidade	99.960000

Outras Características: Obs.: 1)Reservas de Capital/Reserva de Ágio na Emissão de Ações e Reservas de Lucros/Reserva para Reforço do Capital de Giro; 2) Aquisição de 41.990.000 ações no período de 28.08.2015 a 31.12.2015; 3) Aquisição de 49.980.000 ações no período de 28.08.2015 a 15.01.2016; 4) % em relação a circulação: utilizando-se para cálculo o conceito de ações em circulação constante no Nível 1 de Governança Corporativa; 5) Encerrado por antecipação em RCA de 01.02.2016.

Data Deliberação	Período Recompra	Reservas e Lucros disp. (Reais)	Espécie	Classe	Qtde. prevista (Unidades)	% rel. circ.	Qtde. adquirida aprovadas (unidades)	PMP	Fator de Cotação		% adquirido
7/30/2015	05/08/2015 a	0.00	Ordinária		11,000,000	4.206117	0	0.00	R$	por unidade	0.000000
	04/08/2016		Preferencial		55,000,000	2.066282	30,380,000	27.11	R$	por unidade	55.236363

Outras Características: Obs.: 1)Reservas de Capital/Reserva de Ágio na Emissão de Ações e Reservas de Lucros/Reserva para Reforço do Capital de Giro; 2) % em relação a circulação: utilizando-se para cálculo o conceito de ações em circulação constante no Nível 1 de Governança Corporativa; 3) Encerrado por antecipação em RCA de 27.08.2015.

Data Deliberação	Período Recompra	Reservas e Lucros disp. (Reais)	Espécie	Classe	Qtde. prevista (Unidades)	% rel. circ.	Qtde. adquirida aprovadas (unidades)	PMP	Fator de Cotação		% adquirido
11/27/2014	16/12/2014 a	0.00	Ordinária		10,000,000	3.823879	0	0.00	R$	por unidade	0.000000
	15/12/2015		Preferencial		50,000,000	1.858944	40,154,800	34.10	R$	por unidade	80.309600

Outras Características: Obs.: 1)Reservas de Capital/Reserva de Ágio na Emissão de Ações e Reservas de Lucros/Reserva para Reforço do Capital de Giro; 2) % em relação a circulação: utilizando-se para cálculo o conceito de ações em circulação constante no Nível 1 de Governança Corporativa; 3) Encerrado por antecipação em RCA de 30.07.2015.

Data Deliberação	Período Recompra	Reservas e Lucros disp. (Reais)	Espécie	Classe	Qtde. prevista (Unidades)	% rel. circ.	Qtde. adquirida aprovadas (unidades)	PMP	Fator de Cotação	% adquirido
12/13/2013	16/12/2013 a	0.00	Ordinária		13,700,000	5.776171	0	0.00	R$ por unidade	0.000000
	15/12/2014		Preferencial		86,300,000	3.558339	0	0.00	R$ por unidade	0.000000

Outras Características: Obs.: 1)Reservas de Capital/Reserva de Ágio na Emissão de Ações e Reservas de Lucros/Reserva para Reforço do Capital de Giro; 2) % em relação a circulação: utilizando-se para cálculo o conceito de ações em circulação constante no Nível 1 de Governança Corporativa.

19.2 - Changes in the securities held in treasury:

Due to the bonus shares carried out in fiscal year 12/31/2014 and 2013 and on July 17, 2015 we provide a line stating the event. On April 27, 2016, the cancellation of 100,000,000 preferred book- entry shares, issued by the company and held as treasury stock was approved, and we provide a line stating the event. This event was approved by the Central Bank of Brazil (Bacen) on 06/07/2016.

a. initial number of securities;

b. number of securities purchased;

c. weighted average purchase price;

d. number of securities disposed of;

e. weighted average disposal price;

f. number of securities cancelled;

g. final number of securities;

h. percentage in relation to outstanding securities of the same class and type.

350

19.2 - Changes in the securities held in treasury:

Due to the bonus shares carried out in fiscal year 12/31/2014 and 2013 and on July 17, 2015 we provide a line stating the event. On April 27, 2016, the cancellation of 100,000,000 preferred book-entry shares, issued by the company and held as treasury stock was approved, and we provide a line stating the event. This event was approved by the Central Bank of Brazil (Bacen) on 06/07/2016.

a. initial number of securities;

b. number of securities purchased;

c. weighted average purchase price;

d. number of securities disposed of;

e. weighted average disposal price;

f. number of securities cancelled;

g. final number of securities;

h. percentage in relation to outstanding securities of the same class and type.

04/27/2016

Common

Changes	Number (units)	Weighted average price (R$ Reais)	% in relation to securities of the same class and type

Opening balance	2.795		0,0%
Acquisition	-
Disposal	-
Share bonus	-
Closing balance	2.795		0,0%

Preferred

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same class and type

Opening balance	162.562.650			5,7%
Acquisition	7.990.000	R$	25,06
Disposal	(15.530.071)	R$	26,70
Cancellation (*)	100.000.000
Closing balance	55.022.579			1,9%

(*) Approved by the Central Bank Of Brazil on 06/07/2016

12/31/2015

Common

Changes	Number (units)	Weighted average price (R$ Reais)	% in relation to securities of the same class and type

Opening balance	2.541		0,0%
Acquisition	-
Disposal	-
Share bonus	254
Closing balance	2.795		0,0%

Preferred

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same class and type

Opening balance	53.828.551			1,9%
Acquisition	111.524.800	R$	28,80
Disposal	(11.216.615)	R$	26,65
Share bonus	8.425.914
Closing balance	162.562.650			5,7%

12/31/2014

Common

Changes	Number (units)	Weighted average price (R$ Reais)	% in relation to securities of the same class and type

Opening balance	2.310		0,0%
Acquisition	-
Disposal	-
Share bonus	231
Closing balance	2.541		0,0%

Preferred

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same class and type

Opening balance	68.867.010			2,8%
Acquisition	1.000.000	R$	34,75
Disposal	(21.801.786)	R$	25,75
Share bonus	5.763.327
Closing balance	53.828.551			1,9%

12/31/2013

Common

Changes	Number (units)	Weighted average price (R$ Reais)	% in relation to securities of the same class and type

Opening balance	2.100		0,0%
Acquisition	-
Disposal	-
Share bonus	210
Closing balance	2.310		0,0%

Preferred

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same class and type

Opening balance	52.554.239			2,3%
Acquisition	23.500.000	R$	28,18
Disposal	(11.894.136)	R$	27,85
Share bonus	4.706.907
Closing balance	68.867.010			2,8%

351

19.3 Regarding the equity held in treasury at the end of the last fiscal year, indicate, in a table format, monthly basis, segregating by type, class, and species:

a) Quantity;

b) Acquisition weighted average price;

c) Percentage regarding the securities in circulation of the same class and specie.

Base period	Year	Kind (class and type)	Number	weighted average purchase price (R$)		% in relation to outstanding securities of the same class and type
January	2015	Common shares	2,541	R$	-	0.0%
		Preferred shares	64,707,344	R$	31.03	2.4%
February	2015	Common shares	2,541	R$	-	0.0%
		Preferred shares	59,848,865	R$	31.52	2.2%
March	2015	Common shares	2,541	R$	-	0.0%
		Preferred shares	61,842,459	R$	30.97	2.3%
April	2015	Common shares	2,541	R$	-	0.0%
		Preferred shares	61,759,218	R$	-	2.3%
May	2015	Common shares	2,541	R$	-	0.0%
		Preferred shares	61,727,947	R$	-	2.3%
June	2015	Common shares	2,541	R$	-	0.0%
		Preferred shares	81,690,951	R$	30.87	3.0%
July (*)	2015	Common shares	2,795	R$	-	0.0%
		Preferred shares	92,685,065	R$	31.00	3.1%
August	2015	Common shares	2,795	R$	-	0.0%
		Preferred shares	122,359,040	R$	27.11	4.2%
September	2015	Common shares	2,795	R$	-	0.0%
		Preferred shares	133,823,950	R$	27.29	4.6%
October	2015	Common shares	2,795	R$	-	0.0%
		Preferred shares	133,823,950	R$	-	4.6%
November	2015	Common shares	2,795	R$	-	0.0%
		Preferred shares	142,362,650	R$	28.31	4.9%
December	2015	Common shares	2,795	R$	-	0.0%
		Preferred shares	162,562,650	R$	27.85	5.7%
January	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	170,552,650	R$	25.06	6.0%
February	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	157,197,934	R$	-	5.5%
March	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	155,228,709	R$	-	5.4%
April	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	55,022,579	R$	-	1.9%

(*) Bonus shares - ASM of April 29, 2015.

352

ITEM 20. SECURITIES TRADING POLICY

20.1. Indicate whether the issuer adopted a trading policy for the securities issued by it by direct or indirect controlling stockholders, officers, members of the board of directors, the fiscal council or of any body created by a statutory provision that performs technical or advisory functions informing:

We are subject to the rules established by the Brazilian Corporate Law and the CVM Instruction No. 358/02, regarding the trading of marketable securities issued by us. Additionally, although it has never been compulsory, since 2002, we adopted a policy in this respect, which resulted in even more restrictive rules than those required by the regulatory body itself (CVM). We also rely on an internal compliance team whose activities include the monitoring of transactions by those that adhere to the policy on the securities issued by us.

Moreover, we have a Disclosure and Trading Committee (originating from the merger, in 2006, of the Disclosure Committee and Trading Committee, both created in 2002), whose main duty is to manage the Trading Policy for Securities Issued by Itaú Unibanco Holding (“Trading Policy”) and the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”).

Besides the regulation of the Trading Policy and internal structure, some departments, because they have access to client information, have policies that are even more specific and strict in order to avoid the undue use of insider information to obtain personal advantage.

a) date of approval

The current Trading Policy was created in 2002 and its provisions are constantly reviewed to ensure that they are in line with the best corporate governance practice. The latest change was made on August 27, 2015.

b) insiders

For the purpose of the Trading Policy, insiders are: (i) direct or indirect controlling stockholders, either by exclusive or shared control, and officers, members of the Board of Directors, the Fiscal Council and any body created by a statutory provision that performs technical or advisory functions; (ii) members of the statutory bodies of companies in which we are the only controlling stockholder; (iii) anybody who, in view of their job, duty or position in Itaú Unibanco Holding, our parent company, or our subsidiary or affiliated companies, is aware of relevant information; (iv) the spouse or partner and any other dependant included in the annual income tax return of people indicated in items (i), (ii), and (iii), including the six-month term beginning on the resignation date; (v) people mentioned in items (i), (ii), and (iii) of this sub item who resigned from our administration or the administration of companies in which we are the only controlling stockholder, during the six-month term beginning on the resignation date; and (vi) those who have a business, professional or trust relationship with us, such as independent auditors, securities analysts, consultants, and institutions that are part of the distribution system.

In addition, the people who are equivalent to insiders are: (a) the managers of the portfolio and investment funds, companies or other institutions or entities in which the insiders are the only quotaholders or stockholders, or in which they may influence trading decisions; (b) any legal entity that is directly or indirectly controlled by insiders; and (c) any person who has had access to information on a material act or fact through any of the insiders.

We also have compliance teams which, together with the officers of each area, identify persons who shall be bound by the Trading Policy in view of their department or the information to which they had access, and these persons are then recorded in a specific system.

Our system has approximately 8,105 people listed (including statutorily compliant persons, their relatives, and employees with access to insider information, companies, etc).

353

c) main characteristics

The Trading Policy is managed by a Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving information flows and upholding the ethical conduct of the management members and employees who are subscribers to the policies. Regarding the Disclosure and Trading Policies, it is incumbent upon the committee to: i advise the Investor Relations Officer; ii review the policies and recommend the Board of Directors any applicable change; iii define the necessary actions to divulge and disseminate such changes; iv resolve on possible questions about the interpretation of the policies texts; v examine, the content of the material prepared for meetings with investors and analysts (road shows), teleconferences, and public presentations containing information on the Company; vi assist the Investor Relations Officers in investigating and deciding on the violation cases, reporting possible infringements to the Ethics Committee and Board of Directors, as applicable; vii analyze the content of the answers referring to official challenges of regulatory and self-regulatory bodies; and viii offer to the Investor Relations Officer a solution for cases either exceptional or not covered by law.

The Trading Policy sets forth several duties, among of which are:

Monthly disclosure of trading information:

i. officers, members of the Board of Directors, the Fiscal Council or of any body created by a statutory provision, that performs technical or advisory functions, should inform the Issuer the ownership and trading of securities issued by the Issuer or its subsidiaries or listed controlling companies or referenced thereto, including derivatives, and: a) the communication should be done in the first business day after the date the person is invested in the position or maximum five days after each trade is carried out; b) the communication must include the securities held by the person’s spouse from whom he/she is not legally separated, partner, any other dependant included in the annual income tax return, and companies he/she directly or indirectly controls;

ii. the Issuer should inform the ownership and the trading of securities issued by it by itself, its subsidiaries and affiliates;

iii. the communication of the transactions described in items “i” and “ii” above should be sent to CVM and, as the case may be, to BM&FBOVESPA and, to SEC, to NYSE and other stock exchanges and entities of the organized over-the-counter market in which the securities of the Issuer are admitted for trading, within a term of 10 days after the end of the month that required the communication;

Disclosure of relevant trading activities

i. any corporate entity or individual, or group of individuals, acting as a group or representing a common interest, which carry out relevant trading activities, these being the business or group of business through which the direct or indirect interest surpasses the upper and lower levels of 5%, 10% or 15%, and so on, of type or class of shares in the Issuer’s capital stock, should report this fact to the Issuer, and: a) this obligation also extends to the acquisition of any rights over the shares and other securities and derivative financial instruments referenced to these shares, even though physical settlement is not expected; b) this communication should be made immediately after these transactions are completed, and the Reference Form should be updated within seven business days from the date the relevant trading activity occurred.

d) Provision for black-out periods and description of the procedures adopted to inspect trading in such periods

Insiders may not: i. trade in securities from the acknowledgment date to the disclosure date, including of the material act or fact to the market (the Investor Relations officer may, regardless justification or existence of undisclosed material act or fact, determine exceptional black-out periods); ii. buy or sell securities before the end of a period of 180 days of the disposal or acquisition of securities at stock exchanges or organized over-the-counter markets; iii. trade whenever an intention exists of entering into an incorporation, a total or partial spin-off, a merger, a transformation or a corporate reorganization; iv. rent shares or any other securities; v. launch stock options, sell shares at the Forward Market and trade shares at the Futures Market; vi. trade in the period between de decision made by the proper corporate body to increase capital, distribute dividends, give bonus on shares or on assets referenced thereto, approve split, reverse split, subscription of shares and the publication of the respective notices or announcements; and vii. trade within the period of fifteen (15) days prior to (a) the disclosure of the Issuer’s quarterly information and annual information , or (b) the publication of the notice that will make them available to the stockholders, according to the disclosure schedule of the current year.

354

Additionally, direct or indirect controlling stockholders, either by exclusive or shared control, officers, members of the Board of Directors, the Fiscal Council and any body created by a statutory provision that performs technical or advisory functions, or members of the statutory bodies of companies in which the Issuer is the only controlling stockholder, are prohibited to trade in Issuer’s securities or referenced thereto, on the same day when the Issuer, its subsidiaries, affiliates or any company under common control, trade shares held in treasury or are given an option or general authority to do the same. The Trading Policy also prohibits the Issuer to purchase its own shares in the period described in items i. and vii., above. Moreover, the Board of Directors is prohibited to resolve on the acquisition or disposal of shares of own issue, should an agreement or contract have been entered into for the transfer of shareholding control, or should an option or general authority for the same purpose have been granted, or should an intention exist of entering into an incorporation, a total or partial spin-off, a merger, a transformation or a corporate reorganization of the Issuer, and as long as the transaction has not been made public by means of the disclosure of material fact.

In order to trade securities issued by us or referred to them, the persons related to the Trading Policy should solely make use of the securities brokers of the Itaú Unibanco Conglomerate, which have controls in place to prevent the transactions described above, so that they do not breach the Trading Policy, as applicable, and they are also monitored by the compliance teams.

e) Where the policy can be found

The Trading Policy is available on the Issuer’s Investor Relations website (www.itau.com.br/relacoes-com-investidores), in Corporate Governance – Rules and Policies.

20.2. Supply other information that the Issuer may deem relevant

In November 2004, following a detailed national and international survey of best corporate governance practices, we became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian companies to voluntarily adopt operating rules for the trading of treasury shares. These rules began to govern the trade of shares of own issue conducted by us at stock exchanges.

In the view of our management, the adoption of these rules has brought many benefits, including the reduction of operational, financial and strategic risk, the creation of an in-house culture for these operations in the capital markets, a reduction in the possibility of market concentration or improper pricing, and the bolstering of the strategy for the repurchase of securities focused on the preservation of liquidity and value to stockholders. All this has led to greater transparency for this type of operation.

Share Repurchase Program

We have a share repurchase program approved by our Board of Directors. As disclosed to the market through a material fact, the last approval was granted on February 1, 2016 and authorized the acquisition of up to 10,000,000 common shares and 50,000,000 preferred shares issued by us, with no capital reduction, to be held in treasury, cancelled or replaced in the market. We clarify that it is incumbent upon the Executive Board to develop opportunities for acquisition of these shares in stock exchanges at market value, in the period from February 3, 2016 to August 2, 2017.

Aiming at increasing the transparency with the market, we disclose monthly the number of shares acquired in the context of our share repurchase program on our Investor Relations website (http://www.itau.com.br/investor-relations/announcements-and-meetings).

For information on the history of previous repurchase program, see item 19.1.

355

ITEM 21. INFORMATION DISCLOSURE POLICY

21.1. Describe internal standards, regulations or procedures adopted by the issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and on a timely basis

As mentioned in item 20.1, we have a Disclosure and Trading Committee that manages the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”) and the Trading Policy for Securities Issued by Itaú Unibanco Holding S.A. (“Trading Policy”).

One of the responsibilities of this committee is to ensure that information to be publicly disclosed is gathered, processed and reported accurately and on a timely basis. For this purpose, its duty is to regulate the adherence of insiders to our Disclosure Policy, which has effective mechanisms for the collection of information, as well as severe sanctions in the case of non-compliance (see item 21.2 for more information on our disclosure policy)

In accordance with our Disclosure Policy, a document disclosing a material act or fact will be prepared by the Investor Relations area, together with the Corporate Legal area and with the executive boards involved in the transaction that gave rise to the material act or fact. The document will be reviewed by the Director -General, by the Vice President or by the Officer of the area involved and one Legal Officer, and its content will be appreciated by the Disclosure and Trading Committee and approved by the Investor Relations Officer.

The Disclosure and Trading Committee may also, subject to the opportunity and convenience criteria, (i) approve the disclosure of unaudited preliminary information, related to our quarterly, semi-annual and annual results, or (ii) approve the advanced disclosure of quarterly, semi-annual and annual results duly audited.

The body in charge of corporate matters will disclose, under the supervision of the Investor Relations Officer, the material act or fact, on a priority and simultaneous basis: a) to CVM, to SEC, to NYSE, to BM&FBOVESPA S.A. and, as the case may be, to other stock exchanges and entities of the organized over-the-counter markets; and b) to the market in general, by publications in newspapers of wide circulation, regularly used by the Issuer, or in news portal in the internet that provides the whole information in a section with free access.

The responsibilities of the Investor Relations Officer, Marcelo Kopel, include: (i) disclosing and reporting to the markets and proper authorities any material act or fact occurring in or related to our business; (ii) ensuring the wide and immediate dissemination of the material act or fact; (iii) disclosing the material act or fact simultaneously in all markets in which our securities are admitted for trading; (iv) providing additional clarification on the disclosure of a material act or fact to the proper authorities upon their request; and (v) inquiring people who have access to material acts or facts in the event contemplated in the above sub-item or if there is an atypical oscillation in the quotation, price or quantity of our securities traded or referenced thereto, for the purpose of checking if they are aware of information that should be disclosed to the market.

21.2. Describe the policy for the disclosure of a material act or fact adopted by the issuer, indicating the communication channel or channels used to disseminate information on material acts and facts and the procedures related to the maintenance of the confidentiality of undisclosed relevant information and where the policy can be found

The Disclosure Policy is available on the Issuer’s Investor Relations website (http://www.itau.com.br/investor- relations/corporate-governance) as well as on the website of the Brazilian Securities Commission (CVM).

The communication channels used to disseminate information on material acts and facts are:

a) news portal in the internet that provides the whole information in a section with free access; or

b) newspapers of wide circulation, regularly used.

Moreover, material acts or facts will also be available on the Investor Relations website and may be disclosed by:

a) email;

b) teleconference;

c) public meeting with trade associations, investors, analysts or stakeholders in Brazil and abroad;

d) press releases;

356

e) social media; and

f) news distribution mechanisms (wires).

Insiders should maintain secrecy over the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy dealing with the subject only with people who actually need to know it.

For the purposes of the Disclosure Policy, insiders are: (i) direct or indirect controlling stockholders, officers, members of the Board of Directors, Fiscal Council and any body created by a statutory provision that performs technical or advisory functions; (ii) members of the statutory bodies of companies in which Itaú Unibanco Holding is the only controlling stockholder; (iii) anybody who, in view of their job, duty or position in the Company, its parent company, subsidiary or affiliated companies, is aware of relevant information; (iv) the spouse or partner and any other dependant included in the annual income tax return of people indicated in items (i) and (ii); (v) people mentioned in (i), (ii) and (iii) who resigned from the Issuer or companies in which it is the only controlling stockholder, during the six-month term beginning on the resignation date; and (vi) those who have a business, professional or trust relationship with the Issuer, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system.

Insiders should maintain the security of the means where the relevant information are stored and transmitted (emails, files, etc.), preventing any type of unauthorized access, as well as restricting the sending of information not properly protected.

In the event that the insiders resign, or no longer take part in the business or project to which the relevant information is related, they will continue to meet the duty of secrecy until this information is disclosed to the proper authorities and to the market.

Insiders should maintain secrecy over the information related to the material act or fact until it is disclosed to the market, as well as provide for trusted subordinated personnel and third parties to do the same, and are jointly and severally responsible in the case of non-compliance.

Any insider who discloses by mistake a material act or fact to any person who is not an insider before it is disclosed to the market will immediately inform the Investor Relations Officer of this undue disclosure, so that the Investor Relations Officer can take the appropriate measures.

We have mechanisms and policies to ensure the control over information, such as restrictions on the use of (i) external emails (which means that every piece of information emailed must go through the internal emails of our employees, which are constantly monitored by a specific team), (ii) mobile phones in sensitive areas (such as those dealing with capital markets), and (iii) pen drives, compact discs and other information storage devices.

The company has an Internal Information Security Policy in which information is classified in accordance with the confidentiality and protection necessary for the following levels: Restricted (for example, a material fact), Confidential, Internal and Public. For this reason, the business-related requirements, the sharing or restriction of access to information and the impact in the event of improper use of information should be considered.

We have also implemented awareness actions, aimed at making the policies even more effective (for example, lectures on the need to keep documents that contain confidential information in secure places, as well as recommendations on the disposal of these documents). In addition, we have a team that periodically inspects the workplace of our employees to identify possible deficiencies in this regard. We also classify the information conveyed in and out of the bank in accordance with the confidentiality level.

We and Itaúsa – Investimentos Itaú S.A. were the first companies to adhere to the Brazilian Association of Publicly-Held Companies (“ABRASCA”) Guidebook on the Control and Disclosure of Material Information.

We will not comment on rumors about us existing in the market, unless they may significantly affect the prices of our securities.

21.3. Indicate the management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy.

The members of the Disclosure and Trading Committee are: Alexsandro Broedel Lopes, Alfredo Egydio Setubal, Álvaro Felipe Rizzi Rodrigues, Caio Ibrahim David, Carlos Henrique Donegá Aidar,Eduardo Mazzilli de Vassimon, Fernando Marsella Chacon Ruiz, Leila Cristiane Barboza Braga de Melo and Marcelo Kopel.

357

21.4. Supply other information that the Issuer may deem relevant

In 2014, Itaú Unibanco Holding, as determined by CVM Instruction No. 358, of January 3, 2002, as amended by CVM Instruction No. 547, of February 5, 2014, has adopted the use of a news portal to disclose material acts and facts, in line with the modernization of the regime of disclosure of information, improving the relationship of the Company with stakeholders.

358

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A. and Subsidiaries

Report of Independent Auditors on
Reference Form (Instruction CVM 480 and
subsequent amendments)

at December 31, 2015

359

(A free translation of the original in Portuguese)

Report of Independent Auditors on

Reference Form (CVM Instruction 480/09 and subsequent amendments)

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2015, 2014 and 2013, on which we issued unqualified audit reports dated February 01, 2016, February 02, 2015 and February 03, 2014, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A.

Scope of the Review

We conducted our review in accordance with NBC TA 720 – “The auditor´s responsibility relating to other information in documents containing audited financial statements” which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A. and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by the Board of Directors for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480 and subsequent amendments; however, it should not be considered part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements as of December 31, 2015, 2014 and 2013, taken as a whole.

São Paulo, May 31, 2016

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

360